Form 20-F
period 2011-04-30
Bridgeport Ventures Inc.
filed 2011-07-25
CIK 1488533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2011

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from ____________to __________

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 000-54149

BRIDGEPORT VENTURES INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Ontario
(Jurisdiction of incorporation or organization)

1000 - 36 Toronto Street, Toronto, Ontario M5C 2C5
(Address of principal executive offices)

Carmelo Marrelli, phone (416) 848-0106, fax (416) 361-0923, carm@marrellisupport.ca
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 50,579,600

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___   No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ___   No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X   No ___

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

Yes ___ No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting	Other X
Standards as Issued by the
International Accounting Standards
Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   X     Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No X

BRIDGEPORT VENTURES INC.
FORM 20-F ANNUAL REPORT
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

GIS means Geographical Information System.

gpt means grams per ton.

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

McCart property means the property comprised of two mineral claims totaling approximately 534 hectares located in McCart Township, Porcupine Mining Division, Ontario known as the McCart Property, in which Bridgeport Ventures Inc. (the “Corporation”) holds a 100% interest, subject to a 2% NSR with respect to two such mineral claims and a 1% NSR with respect to three such mineral claims.

Mineral Deposit means a deposit of mineralization which may or may not be ore, the determination of which requires a comprehensive feasibility study. A mineral deposit usually has been intersected by sufficient closely spaced drill holes and/or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration and development work.

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

NBMG means the Nevada Bureau of Mines and Geology.

Nevada Report means the technical report dated November 26, 2010 entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold Projects, Nevada, USA” prepared by Matthew Gray, Ph.D., C.P.G. for the Corporation in respect of the Nevada Portfolio properties (as hereinafter defined) in compliance with NI 43-101.

NI 43-101 means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

NSR means net smelter return royalty.

opt means ounces per ton.

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

RC means reverse circulation.

Rhyolite means an extrusive igneous (volcanic) rock with phenocrysts of quartz and alkalic feldspar, commonly of porphyritic texture.

Rosario project means the property comprised of 152 hectares known as the Rosario property located in Region III of Chile near the mining centre of Copiapo, in which Rio Condor (as hereinafter defined) holds the right to acquire a 100% interest subject to certain underlying royalties.

Rosario Report means the technical report dated November 27, 2009 as revised December 4, 2009, Amended December 7, 2010, entitled “Summary Report on the Rosario Copper-Gold Project, Region III, Atacama, Chile” and prepared by Matthew Gray, Ph.D, C.P.G. for the Corporation in respect of the Rosario property in compliance with NI 43-101.

Sedimentary means rock formed of sediment, as conglomerate, sandstone and shale, formed of fragments of other rock transported from their sources and deposited in water; rocks formed by precipitation from solution as rock salt or gypsum or non-organic secretions of organisms, e.g., most limestone.

Strata means a tabular or sheet-like body of sedimentary or volcanic rock.

Sulphide means a group of minerals consisting of metals combined with sulphur; common metallic ores. (or “Sulfide”)

Vein means a tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements. Readers can identify these forward-looking statements by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Corporation’s plan to target certain types of properties for acquisition and exploration, including properties which are prospective for gold (“Au”) and copper (“Cu”) resources; (ii) the Corporation’s anticipation that, as its stable of properties grows, that there will be a greater emphasis placed on the exploration of such properties, with the long-term goal of developing the properties and achieving commercial production; (iii) the possibility that the Corporation may enter into partnerships in order to fully exploit the production potential of its exploration assets; (iv) the Corporation’s goal of creating shareholder value by concentrating on the acquisition and exploration of properties that have the potential to contain economic Au or Cu deposits; (v) the Corporation’s proposed exploration programs on the Nevada Portfolio properties (as defined herein), including without limitation the completion of planned work programs and the ability of the Corporation to complete such planned work programs in accordance with proposed budgets; (vi) the Corporation’s exploration options with respect to the Tamara and Trillador Properties; (vii) the Corporation’s planned field activities for the Nevada Portfolio and expectation that such activities will be completed by August 31, 2011; (viii) the Corporation’s principal focus in fiscal 2012 of determining which of its current portfolio of properties will warrant further invesment; (ix) the Corporation’s anticipation that expenditures on the Nevada Portfolio will be $5 million; (x) the Corporation’s budget for fiscal 2012; (xi) the Corporation’s expectation that it has capital sufficient to funds its operations through April 30, 2012; (xii) the Corporation’s intended use of cash for funding of its general and administrative expenditures and funding its investment activities; (xiii) the Corporation’s planned development of the mineral properties acquired from certain subsidiaries of Fronteer Gold Inc., including Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC (collectively, “Fronteer”); and (xiv) the estimated costs of exploring and developing, if warranted, the Nevada properties acquired from Fronteer (the “Acquired Nevada Properties”) and the additional 207 claims located in Nevada that the Corporation has staked (together with the Acquired Nevada Properties, the “Nevada Portfolio”). The other factors that may cause actual results to differ include, among others, the following: capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; risks related to the Corporation’s ability to continue as a going concern; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; risks related to the Corporation’s ability to develop the mineral properties it recently acquired from Fronteer; the risks associated with the Corporation’s reliance on a limited number of properties; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits; risks associated with current variable economic conditions; the possible impact of future financings; the possibility for adverse results in potential litigation; risks related to potential undetected title defects; uncertainties associated with changes in government policy and regulation; the effectiveness of the Corporation’s management and its strategic relationships; risks associat ed with the Corporation’s ability to attract and retain key personnel and may have conflicts of interest;; risks related to the fact that the Corporation’s officers do not devote all of their time to the Corporation’s business; uncertainties regarding the Corporation’s need for additional capital; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; risk associated with the Corporation’s shares being adversely affected by the penny stock rules; risks associated with investors’ ability to enforce civil liabilities under U.S. securities laws outside the United States; risks associated with the Corporation’s operations in Chile and the United States; risks related to global climate change; risks associated with the Corporation’s possible status as a “passive foreign investment corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks related to the fact that the Corporation’s operations may require the approval of aboriginal peoples in the future; risks related to the Corporation’s ability to raise the funds necessary to develop the Nevada Portfolio; and other risks and uncertainties described under the heading “Risk Factors” of this Annual Report.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2000 pounds)	1.102

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected financial data below is presented in accordance with Canadian generally accepted accounting principles.

	As at April 30, 2011 (in Cdn$) (Audited)	As at April 30, 2010 (in Cdn$) (Audited)	As at April 30, 2009 (in Cdn$) (Audited)	As at April 30, 2008 (in Cdn$) (Audited)
Total Current Assets	$23,479,531	$11,267,724	$113,189	$295,619
Interest in Mineral Property and Deferred Exploration Expenditures	$7,659,047	$3,840,460	$165,932	$135,000
Total Current Liabilities	$1,046,868	$325,079	$29,926	$8,972
Capital Stock	$31,364,501	$11,798,967	$367,100	$367,100
Total Shareholders’ Equity, 50,579,600, 28,036,000, 7,895,000 and 7,895,000 common shares outstanding as of April 30, 2011, 2010, 2009 and 2008, respectively	$30,134,612	$14,384,923	$233,995	$357,847
	Year Ended April 30, 2011 (in Cdn$) (Audited)	Year Ended April 30, 2010 (in Cdn$) (Audited)	Year Ended April 30, 2009 (in Cdn$) (Audited)	Period from incorporation on May 10, 2007 to April 30, 2008 (in Cdn$) (Audited)
Revenue	-	-	-	-
Net loss	$7,293,314	$1,978,198	$123,852	$9,253
Net loss per share, basic	$0.20	$0.12	$0.02	$0.00

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” or “Cdn$” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following tables set forth, (i) for the four fiscal years ended April 30, 2008, 2009, 2010 and 2011, the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the Bank of Canada noon rate of exchange.

The average rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

	Year Ended April 30,
	2011	2010	2009	2008
Average (US$) for Period	$0.9875	$0.9358	$0.8767	$0.9841

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	July 2011(1)	June 2011	May 2011	April 2011	March 2011	February 2011
High for Period (US$)	$1.0581	$1.0370	$1.0537	$1.0542	$1.0324	$1.0268
Low for Period (US$)	$1.0343	$1.0141	$1.0195	$1.0319	$1.0083	$1.0045

(1) For the period July 1, 2011 to July 22, 2011.

As of April 29, 2011, the noon rate of exchange, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.0542 (US$1.00 = Cdn$0.9486) .

As of July 22, 2011, the noon rate of exchange, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.0524 (US$1.00 = Cdn$0.9502).

The financial statements of the Corporation are prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”).

3.B. Capitalization and Indebtedness

Not applicable.

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

Mining exploration and development operations generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of Au, Cu, precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

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

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether an Au, Cu or other mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; mineral prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of Au, Cu or other minerals will result in discoveries of commercial quantities of Au, Cu or other minerals.

Limited exploration has been conducted by the Corporation on these properties to date. No Mineral Resources or Mineral Reserves have been identified with respect to any of the Corporation’s property interests to date and there is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral occurrences will result in discoveries of commercial quantities of Au, Cu or other minerals. The Corporation may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found.

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

If the Corporation is unable to make the required outlays, its entire investment could be lost. Certain of the Corporation’s properties, including the Tamara and Trillador properties, are currently held under option. The Corporation has no ownership interest in these properties until it meets, where applicable, all required cash payments. If the Corporation is unable to fulfill the requirements of these option agreements, it is likely that it would be considered in default of the agreements and the option agreements could be terminated, resulting in the complete loss of all expenditures including the payments made on the properties to that date.

Ongoing exploration of properties currently held by the Corporation under option could result in a devaluation of such properties.

Certain of the Corporation’s properties, including the Tamara and Trillador properties, are currently held under option. Until such time as the Corporation acquires an ownership in the properties, other companies have the right to explore and exploit certain of the Corporation’s properties. This ongoing exploration could result in a devaluation of the Corporation’s properties due to the potential removal of minerals from the properties by other companies. If such removal of minerals were to occur, it would likely ultimately negatively impact upon the estimated mineral resources and reserves, if any, related to such properties.

The Corporation may acquire additional exploration stage properties and it may face negative reactions if resources or reserves are not located on acquired properties.

The Corporation may acquire additional exploration stage properties. There can be no assurance that it will be able to identify and complete the acquisition of such properties at reasonable prices or on favorable terms and that resources or reserves will be identified on any properties that the Corporation acquires. The Corporation may also experience negative reactions from the financial markets if it is unable to successfully complete acquisitions of additional properties or if resources or reserves are not located on acquired properties. These factors may adversely affect the trading price of the Corporation’s common shares or its financial condition or results of operations.

The Corporation has a history of losses and expects losses to continue for the foreseeable future. As a result, it will require additional equity financings, which will cause dilution to the interests of existing shareholders.

The Corporation has limited financial resources and has no operating cash flow. As of the year ended April 30, 2011, the Corporation had incurred accumulated losses totaling $9,461,581 under United States generally accepted accounting principles (“U.S. GAAP”). The continued exploration efforts will require additional capital to help maintain and expand exploration on the Corporation’s principal exploration properties. Additionally, if the Corporation decides to proceed with a feasibility study on any of its primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. The Corporation has traditionally been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing. However, due to the current economic conditions, the Corporation may not be able to obtain additional equity financing on reasonable terms, if at all. If the Corporation is unable to obtain sufficient financing in the future, it might have to dramatically slow exploration efforts and/or lose control of its projects. If equity financing is required, then such financings could result in significant dilution to the interests of existing or prospective shareholders. These financings may be on terms less favourable to the Corporation than those obtained previously.

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

The material property interests of the Corporation are currently its interest in the properties known as the Rosario project (specifically the Tamara and Trillador properties), and the Nevada Portfolio. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the Tamara and Trillador properties or the Nevada Portfolio could have a material adverse effect upon the Corporation and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation.

The Corporation is subject to certain uninsured risks which may result in losses and have a material adverse effect upon the financial performance and results of operations of the Corporation.

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, fire and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in exploration activities, mining, monetary losses and possible legal liability.

The Corporation currently maintains only general liability and director and officer insurance but no insurance against its properties or operations. Although the Corporation may in the future maintain additional insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining or mineral exploration company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Corporation’s property interests may be subject to undetected title defects.

No assurances can be given that there are no title defects affecting the Tamara and Trillador properties or the Nevada Portfolio. Title insurance generally is not available, and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has only conducted a preliminary legal survey of certain of the claims in which it holds an interest and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Corporation’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

There are no guarantees that title to the Corporation’s properties will not be challenged in the future.

The possibility exists that the Corporation could lose title and ownership to the Rio Condor Resources S.A. (“Rio Condor”) properties, specifically the Tamara and Trillador properties, even if the options it holds are validly exercised, which would have a negative effect on its operations and valuation. The Corporation’s Chilean legal counsel has reviewed documents pertaining to the Tamara and Trillador properties and has opined that title to these is current and that the agreements entered into between Rio Condor and the underlying vendors are appropriate. The Corporation has only completed a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. There may be valid challenges to the title to the Corporation’s mineral properties which, if successful, could impair the Corporation’s ownership rights to such properties. Any disputes with respect to title may have to be defended through the courts. In the event of an adverse judgment, the Corporation could lose its property rights which could have a material adverse effect on the Corporation.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Corporation controls with respect to its U.S. properties. One such amendment has become law and has imposed a moratorium on the patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on the Corporation’s U.S. properties. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Corporation’s ability to develop mineral estimates on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

In March 2010, the State of Nevada enacted Assembly Bill No. 6 (“AB6”) which sought to balance the state budget by reducing expenditures and increasing certain fees. Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the intent to hold a mining claim, with a tiered fee structure applied for holders of 11 or more claims in Nevada. The fee ranges from $70 per claim for holders of 11 to 199 claims up to $195 per mining claim for holders of 1,300 or more claims as of the date of filing. The law authorizing these fees was subsequently ruled unconstitutional and was voided. Fees paid by the Corporation under terms of AB6 will be refunded, but the timing and mechanism of the refund process has not yet been determined by the State. The Corporation made the required deferred payment of approximately $22,343 between May 20th and May 24th, to the local county recorder’s office for each property. Since the properties were acquired in October 2010, Fronteer made the 2011 maintenance fee payments. Bridgeport’s first 2012 maintenance fee payments are due on or before September 1, 2011 and will be paid to the local U.S. Bureau of Land Management offices at a rate of $140/claim. The Corporation remains at risk that Nevada may impose additional fees or other levies affecting the mining industry in the future.

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

The Corporation is dependent on the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives. Due to the relatively small size of the Corporation, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled personnel may adversely affect its business and future operations. The Corporation’s key executives include Shastri Ramnath, President, Chief Executive Officer and a director, and Carmelo Marrelli, Chief Financial Officer; and the other directors of the Corporation, including Hugh Snyder, Chairman, Graham Clow, Jon North and Wolf Seidler. The Corporation maintains no “key man” life insurance on any members of its management or directors.

The Corporation’s results of operations depend on economic conditions in Chile.

The Corporation’s financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of 5.7% in 2005, 4.0% in 2006, 5.3% in 2007, 3.2% in 2008, -1.5% in 2009 and 5.2% in 2010. Also, Chile has experienced high rates of inflation in the past. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2007, 2008, 2009 and 2010 were 7.8%, 8.9%, -1.4% and 3.3%, respectively. The Chilean government has exercised and continues to exercise substantial influence over many aspects of the private sector and has changed monetary, fiscal, tax and other policies to influence the Chilean economy. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition may be adversely affected by high levels of inflation in Chile and changes in policies involving labor laws, exchange controls, taxation, exportation and other matters. In addition, our operations and financial condition may be adversely affected by factors such as:

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

A substantial portion of the Corporation’s operations are located in the United States and Chile, which makes it subject to foreign currency fluctuations. The Corporation’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars and Chilean pesos. Such fluctuations may adversely affect the Corporation’s financial position and results of operations. Management may not take any steps to address foreign currency fluctuations that would eliminate all adverse effects and, accordingly, the Corporation may suffer losses due to adverse foreign currency fluctuations.

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

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections. Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy. As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Corporation participates. All components of the Corporation’s budgeting and forecasting are dependent on commodity prices and their fluctuations as well as political acceptance and policy. The prevailing economic uncertainties render estimates of future expenditures difficult.

There are significant uncertainties regarding the price of Au, Cu and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The prices of Au, Cu and other minerals have fluctuated substantially over the past several months and financial markets have deteriorated to the point where it has become difficult for companies to raise new capital. The Corporation’s future performance is largely tied to the development of its current mineral properties and the overall financial markets. Current financial markets are likely to be volatile in Canada potentially into late 2011, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to fluctuations in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Corporation. These economic trends may limit the Corporation’s ability to develop and/or further explore its mineral property interests.

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

Global climate change is an international concern, and could impact the Corporation’s ability to conduct future operations.

Global climate change is an international issue and receives an enormous amount of publicity. The Corporation would expect that the imposition of international treaties or U.S. or Chilean federal, state or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of its mining projects and increase its operating costs.

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

The price of the common shares of the Corporation, the Corporation’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of Au, Cu or other minerals. The price of Au, Cu or other minerals fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of Au, Cu or other minerals could cause continued development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of Au, Cu and other minerals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties is dependent upon the prices of Au, Cu and other minerals being adequate to make these properties economic.

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

Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the securities of the Corporation is also likely to be significantly affected by short-term changes in Au, Cu or other mineral prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Corporation’s securities include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of securities; the size of Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the Corporation’s securities that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

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

Certain of the directors and officers of the Corporation also serve as directors and/or officers and/or shareholders of other companies involved in natural resource exploration and development. Specifically, Graham Clow serves as Chief Financial Officer for New Dawn Mining Corp.; Jon North serves as a director for New Dawn Mining Corp. and Northquest Ltd.; Wolf Seidler serves as a director for Baja Mining Corp.; and Carmelo Marrelli serves as a director for Odyssey Resources Limited. Each of these companies is in either resource exploration or development, or mining. Consequently, it is possible that conflicts of interest may arise between these individuals’ duties as directors and officers of the Corporation and their duties as directors of other corporations. For example, certain corporate opportunities may come to the attention of such individuals where such opportunities would be attractive to both the Corporation and another corporation for which the individual serves as a director. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) (the “Business Corporations Act”) and other applicable laws.

Some of the Corporation’s executive officers do not devote all of their time to the Corporation’s business, which may hinder its ability to operate successfully.

The Corporation’s Chief Financial Officer is involved in other business activities, which may result in his spending less time than may be required to manage the Corporation’s business successfully. This could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the amount of time the Corporation’s Chief Financial Officer will allocate among the Corporation's business and other businesses could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. There are no formal requirements or guidelines for the allocation of the Corporation’s officers’ time between its business and other businesses.

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

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If the Corporation were treated as a PFIC for any taxable year in which a U.S. Holder held the Corporation’s shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving “penny stocks.” Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange that has a market price of less than US$5.00 per share. The Corporation’s shares are expected to be deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Corporation’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

Certain jurisdictions in which the Corporation holds, or may in the future hold, property interests may require that notification be provided to local aboriginal groups prior to the commencement of exploration or development work or that approval of exploration and development activities be obtained from such aboriginal groups. To the extent that the approval of aboriginal people of any of the Corporation’s operations is required, and such approvals are not obtained, the Corporation may be curtailed or prohibited from continuing its exploration or mining operations or from proceeding with planned exploration or development of mineral properties, which could have a material adverse impact on its operations and financial condition.

The Corporation may not be able to raise the funds necessary to fully explore and develop the Tamara and Trillador properties and the Nevada Portfolio properties.

There is no assurance that the Corporation would be able to raise the requisite funds necessary to fully explore and, if warranted, develop the Tamara and Trillador properties and the Nevada Portfolio properties. In this regard, funds may not be available to the Corporation on terms acceptable to it, if at all. If such funds are not raised and/or the exploration and development of such mineral properties does not occur or is significantly curtailed, it would likely adversely affect the Corporation and the price of its common shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on May 10, 2007. The registered and principal office of the Corporation is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5.

The Corporation has two subsidiaries, being (i) Rio Condor Resources S.A. (“Rio Condor”), which exists under the laws of Chile; and (ii) Bridgeport Gold Inc. (“BPV Gold”), which exists under the laws of Nevada. The Corporation holds all of the issued and outstanding shares of BPV Gold and all of the issued and outstanding shares of Rio Condor other than one common share of Rio Condor that is held by a local individual, as required under Chilean law. References to “Bridgeport” in this Annual Report refer to the Corporation, BPV Gold and Rio Condor taken as a whole.

The Corporation is a Canadian-based exploration and development company primarily focused on the acquisition, exploration and development of properties which are prospective for gold and copper. The Corporation currently holds an interest in ten predominantly gold prospective properties located in Nevada, USA (the “Acquired Nevada Properties”) which the Corporation acquired from Fronteer and an additional 207 claims (the “Staked Nevada Claims”) contiguous to the Acquired Nevada Properties (the Staked Nevada Claims and together with the Acquired Nevada Properties, the “Nevada Portfolio”). The Corporation also continues to explore certain of the copper gold properties in Chile, near the mining centre of Copiapo. The Corporation’s two remaining Rio Condor properties at the date of filing of this Annual Report are the Trillador and Tamara properties which are subject to property payments totalling US$100,000 (US$50,000 is due on November 5, 2011 for Tamara and US$50,000 is due on January 31, 2012 for Trillador). The Corporation’s total payment schedule for both properties is outlined on pages 25 and 26.

The Corporation is a reporting issuer under applicable securities legislation in every province in Canada, except Quebec, and in the United States. The common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”. In addition, the warrants of the Corporation trade under the symbols “BPV.WT” and “BPV.WT.A”.

The Corporation has no revenues, so its ability to ensure continuing operations is dependent on its completing the acquisition of its mineral property interests, the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete its exploration activities, development and future profitable production.

The Corporation’s goal is to deliver superior returns to shareholders by concentrating on the acquisition of properties that have the potential to contain precious and base metals. The Corporation currently plans to focus on certain properties, as set out below under “Mineral Exploration Properties”.

Highlights for the Year

  On December 20, 2010 and January 7, 2011, the Corporation closed a public offering (the “Offering”) and over allotment of 15,000,000 and 2,250,000 units (“Units”), respectively, of the Corporation at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Corporation and one-half of one common share purchase warrant (each whole such common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Corporation at an exercise price of $1.40 until the date that is two years following the closing of the Offering.

The Corporation intends to use the net proceeds of the Offering to explore its Nevada Portfolio, for future property acquisitions and for general corporate purposes.

  On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance).

  On August 24, 2010, the transaction with Gondwana Gold Inc. (formerly China Opportunity Inc.) (“Gondwana Gold”) closed and the Corporation received $20,000 cash and 400,000 common shares (valued at $80,000) of Gondwana Gold in accordance with the terms of the agreement in exchange for an option to acquire up to a 70% interest in the McCart property. See “McCart Township Project” under “Mineral Exploration Properties” below.

  The Corporation spent $2,465,324 during the year ended April 30, 2011 (April 30, 2010 - $1,032,653; and April 30, 2009 - $191,955), on exploration activities on its mineral properties. At April 30, 2011, the Corporation had mineral exploration properties at a carrying cost of $7,659,047 (April 30, 2010 - $3,840,460; and April 30, 2009 - $165,932). See “Mineral Exploration Properties” below.

  At April 30, 2011, the Corporation had working capital of $22,432,663 (April 30, 2010 – $10,942,645; and April 30, 2009 - $83,263). The Corporation had $22,870,894 in cash and cash equivalents (“total cash”) (April 30, 2010 - $11,137,382; and April 30, 2009 - $103,784). The increase in total cash and working capital during the year ended April 30, 2011, was primarily due to cash proceeds from the Offering. The increase was offset by expenditures on the Corporation’s mineral properties (as discussed above) and operating expenses.

Corporate Information

  On September 29, 2010, Ms. Shastri Ramnath was appointed as President and Chief Executive Officer of the Corporation. Ms. Ramnath was subsequently appointed to the board of directors of the Corporation on October 14, 2010.

  On January 10, 2011, the Corporation announced the appointment of Mr. Graham Clow to the board of directors of the Corporation. On the same date, the Corporation announced the resignation of Mr. John McBride from the board of directors.

Mineral Exploration Properties

The Corporation’s exploration activities are at an early stage, and there are no known commercially exploitable deposits on any of the Corporation’s exploration properties, and any activities of the Corporation thereon will constitute exploratory searches for minerals. See “Risk Factors” above.

McCart Township Project

(i) Description of McCart Township Project

On November 11, 2008, the Corporation entered into an agreement to acquire a 100% interest in two mining claims located near McCart Township, Ontario. The claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Corporation:

  made a cash payment of $5,000; and
  issued 150,000 common shares of the Corporation valued at $19,500.

At any time after the commencement of commercial production, the Corporation has the right to purchase 1/2 of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Corporation obtained three additional mining claims located in the same township subject to a 1% NSR (50% of which the Corporation has the right to purchase for $1,000,000) for cash consideration of $nil. Subsequent to the year end, the three claims were cancelled.

The claims referenced above are collectively referred to herein as the “McCart property”.

On August 24, 2010, the Corporation granted to Gondwana Gold an option to acquire up to a 70% interest in the McCart property. Gondwana Gold may earn an initial 50% interest in the McCart property by:

(i)	making an initial cash payment to the Corporation in the amount of $20,000 (paid);
(ii)	issuing an aggregate of 1,050,000 common shares (400,000 issued) to the Corporation in tranches over a three year period; and
(iii)	incurring an aggregate of $400,000 in exploration expenditures on the McCart property in tranches over a three-year period.

Gondwana Gold may earn an additional 20% interest in the McCart property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, the Corporation received $20,000 cash and 400,000 common shares of Gondwana Gold in accordance with the terms of the agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010. As of April 30, 2011, the bid price of Gondwana Gold was $0.70 resulting in a unrealized gain of $200,000 which was recorded in other comprehensive income for the year ended April 30, 2011. There can be no assurance that Gondwana Gold will satisfy all the conditions necessary to obtain the 70% interest in the McCart property.

Because it has granted the option to Gondwana Gold and because it is no longer conducting any exploration of its own at the McCart property, the Corporation no longer considers the McCart property to be a material property.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred at the McCart property during the year ended April 30, 2011.

Exploration expenditures	$

Project management, supervision	7,736
Total	7,736

(iii) Budget

Planned expenditures are as follows:

Project/Property Name	Plans for Project	Planned Expenditures	Cumulative Expenditures to April 30, 2011	Remaining Commitment
McCart property	None	$300,000 (1)(2)	$68,656 (2)	$nil (1)

(1)

The Corporation does not plan to spend any additional funds on the McCart property unless and until Gondwana Gold terminates its option. There can be no assurance that Gondwana Gold will satisfy all the conditions necessary to obtain the 70% interest in the McCart property. The Corporation will evaluate its alternatives in this regard on a going forward basis in consideration of all relevant factors.

(2)	The Phase 1 budget for the McCart property was estimated to be $300,000.

Rio Condor Properties

(i) Description of Rio Condor properties

(a) Rosario-Tamara

The Corporation had an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario project (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario project is subject to a 2% NSR which may be purchased for US$2 million, however, the Tamara property is royalty free. The Corporation was required to pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I were entitled to excavate a total of 6,000 tons per month from the property until the last payment is made.

To date, the Corporation has focused its exploration efforts on the Rosario project, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management has decided that the property does not have the size potential for the Corporation to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport has determined to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the deferred May 20, 2011 property payment of US $720,000. As a result, the Corporation has written off all costs associated with these mining concessions.

The Corporation has retained its rights to the Tamara property. During the year ended April 30, 2011, the Corporation paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Corporation is entitled to maintain its rights to the Tamara property by making the following cash payments.

Option Agreement Payment Dates	Tamara I 1 - 9 US ($)

November 5, 2009	15,000 (paid)
November 5, 2010	35,000 (paid)
November 5, 2011	50,000
November 5, 2012	70,000
November 5, 2013	230,000
Total	400,000

(b) SOESMI

Pursuant to an agreement entered into on December 3, 2009, Rio Condor had the option of paying US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario project. The SOESMI claim group is subject to a 2% NSR that may be purchased for US$1,000,000. Cash payments in the aggregate of US$1,000,000 were due as follows:

Dates	Cash payments US ($)
Date of signing the agreement	75,000 (paid)
June 3, 2010	50,000 (paid)
December 3, 2010	50,000 (not paid)
June 3, 2011	100,000 (not paid)
December 3, 2011	150,000
December 3, 2012	575,000
Total	1,000,000

During the second quarter of fiscal 2011, the Corporation decided not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project. The notice to cancel the agreement was sent to the owner on December 1, 2010.

(c) Simonetta

Pursuant to an agreement entered into on January 23, 2010, Rio Condor had the option of paying US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario project. This acquisition was royalty free.

A third party (the “Claimant”) had disputed the rights of Rio Condor to access and conduct exploration activities on the Simonetta mining concessions, based on an existing lease agreement (the “Existing Lease”) that the owner of such concessions (the “Owner”) had previously entered into with a third party. The Existing Lease was not previously disclosed to Rio Condor. In connection with this matter, Rio Condor and the Owner agreed to deem Rio Condor as having fully exercised its option to acquire a 100% interest in these concessions notwithstanding that Rio Condor had only made its first and second payments under the governing option agreement to date. See the table below for a list of all payments paid. All remaining payments not yet made by Rio Condor had remained due and payable in accordance with the schedule set out in the table below in order for Rio Condor to maintain its ownership interest in the Simonetta mining concessions. In the event that Rio Condor failed to complete any such payments in accordance with such schedule, the ownership of the concessions would revert to the Owner, without any further liability to Rio Condor. The original option agreement was modified in this manner as the parties believed that, under Chilean civil law, Rio Condor may potentially have a stronger claim against the third party as an owner of the Simonetta mining concessions rather than as the holder of an option to acquire such property. Consequently, Rio Condor initiated a law suit against the third party requesting the competent ordinary court of Copiapó (1st Ordinary Court) to declare the termination of the Existing Lease in accordance with the applicable Civil Law. On December 15, 2010, the law suit was settled and Rio Condor acquired full access to the Simonetta property.

Dates	Cash payments US ($)
Date of signing the agreement	30,000 (paid)(1)
July 23, 2010	10,000 (paid)(2)
January 23, 2011	65,000 (not paid)
April 15, 2012	150,000
April 15, 2013	245,000
April 15, 2014	500,000
Total	1,000,000

(1) US$30,000 Canadian equivalent equals $30,782.

(2) US$10,000 Canadian equivalent equals $10,359. Paid on September 15, 2010 in connection with the modification of the agreement providing for the exercise of the option by Rio Condor as described above.

In January 2011, the Corporation completed one exploration drillhole on the Simonetta property.  Subsequently the Corporation decided not to make the next option payment due in respect of the Simonetta property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project.

(d) Trillador

On July 5, 2010, the Corporation executed a letter of intent which provides that the Corporation will enter into an option agreement to acquire a 100% interest in the Trillador property through Rio Condor. The closing on the option agreement was to take place following a due diligence period.

The 70-hectare property is located in Region III of Chile, near the mining centre of Copiapo.

Under the terms of the proposed agreement with the property owners, the Corporation will be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition is royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance partial payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million will be due as follows:

Dates	Cash payments US ($)
Due on closing	25,000 (paid)(1)
January 17, 2011	25,000 (paid)(1)
January 31, 2012	50,000
January 31, 2013	60,000
January 31, 2014	250,000
January 31, 2015	1,090,000
Total	1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

Update of Rio Condor properties

Control of the Rio Condor properties was acquired in fiscal 2010 and the early part of fiscal 2011. The Rio Condor properties are located approximately 40 kilometres south-southeast of the mining city of Copiapo, which has a population of approximately 110,000. Copiapo has all normal facilities and is serviced by several commercial jet flights daily to the Chilean capital, Santiago. In addition, there is a government (ENAMI) oxide and sulphide processing plant at Copiapo (Paipote) that accepts ore for treatment from small mine producers, as well as a copper smelter.

During the year ended April 30, 2010, a technical report dated November 27, 2009, as revised on December 4, 2009, Amended December 7, 2010, and entitled “Summary Report on the Rosario Copper-Gold Project, Region III, Atacama, Chile, Prepared for Bridgeport Ventures Inc.” was prepared in compliance with National Instrument 43-101 by Dr. Matthew D. Gray (a qualified person) and filed on SEDAR at www.sedar.com (the “Rosario Report”). The Rosario Report describes the geology, mineralization and potential of the Rosario-Tamara properties based on reconnaissance mapping and sampling. It recommends a first phase drilling program of 3,000 metres, to be followed by a second phase program of 6,000 metres if warranted. The Corporation has completed the first phase of the diamond drill program on its Rosario project, comprising 10 drill holes and 2,383 meters that commenced on April 27, 2010, and was completed on June 18, 2010. The drilling results ranged from insignificant in drill holes 05 and 09 to as much as 40 meters containing 0.76% copper and 0.3 g/t gold in drill hole 03. All significant drill hole results, defined as at least 4m with greater than 0.1% copper, from the Phase 1 drilling are summarized in the following table.

Drill Hole #	Total Length (m)	Interval From (m)	Interval To (m)	Interval Length (m)	Copper %	Gold g/t
01	386	162	190	28	0.23	0.00
01		206	214	8	0.52	0.01
01		226	232	6	0.30	0.00
01		252	262	10	0.28	0.00
02	230	52	82	30	0.79	0.22
02		154	176	22	0.23	0.02
02		202	208	6	0.34	0.02
03	302	14	54	40	0.76	0.30
03		66	82	16	0.41	0.08
03		96	106	10	0.18	0.00
03		124	130	6	0.20	0.01
03		212	216	4	0.26	0.02
04	142	16	22	6	0.18	0.01
04		34	38	4	0.12	0.02
04		176	184	8	0.30	0.01
04		226	236	10	0.16	0.01
05	299	No significant intercepts

06	200	62	76	14	0.14	0.00
06		116	126	10	0.13	0.00
06		134	144	10	0.20	0.01
07	218	66	86	20	0.34	0.00
08	200	4	10	6	0.28	0.01
08		24	28	4	0.37	0.02
08		44	62	18	0.64	0.02
08		102	112	10	0.45	0.01
08		144	148	4	0.15	0.00
09	206	No significant intercepts
10	200	82	102	20	0.65	0.05
10		114	128	14	1.48	0.09
10		182	186	4	0.38	0.03

On July 11, 2010, the Corporation commenced the second phase of the diamond-drilling program on its Rosario project and two diamond drill holes totaling 400 meters were completed prior to fiscal year end. The drilling results ranged from insignificant in drill hole 12 to as much as 28 meters containing 0.39% copper in drill hole 11. In January 2011, the Corporation re-commenced the second phase diamond drilling program at the Rosario project, drill testing the Simonetta, Tamara, and Trillador areas. During the 2011 diamond drill campaign, a total of five drill holes (1,736 metres) were completed. The best drill results were obtained in drill hole RDDH-015 in the Trillador concession, which returned 0.63% copper and 0.02 grams per ton gold over 24 metres. All drill hole results from the 2010 and 2011 Phase 2 drilling through May 31, 2011 are summarized in the following table.

Drill Hole #	Total Length (m)	Interval From (m)	Interval To (m)	Interval Length (m)	Copper %	Gold g/t
11	200	2	28	26	0.39	0.01
11		66	90	24	0.2	0.01
12	200	No significant intercepts
13	351	No significant intercepts
14	349	26	38	12	0.11	0.00
14		96	112	16	0.16	0.00
14		120	124	4	0.19	0.00
15	313	14	40	26	0.36	0.01
15		48	54	6	0.17	0.01
15		66	70	4	1.37	0.02
15		112	136	24	0.63	0.02
15		148	154	6	0.15	0.01
15		256	266	10	0.13	0.01
16	350	No significant intercepts
17	273	36	40	4	0.35	0.02
17		104	110	6	0.20	0.00
17		124	130	6	0.14	0.00

Potential quantity and grade are conceptual in nature. There has been insufficient exploration to define a mineral resource at the Rosario project to date and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Phase One and Two drill objectives and locations were established based on geological mapping and a review of data from a recently acquired I.P. survey. A topographic survey was commissioned and completed using the LIDAR (laser indicated distance and ranging) system. This has resulted in the production of a topographic map of the project with contour intervals of one metre that is being used as a base plan for all exploration activities.

According to the Rosario Report, the Rosario-Tamara properties host copper-gold mineralization, which is currently being exploited by local residents via open pit mining of both oxide and sulphide ores at several localities, as well as underground mining via spiral decline on the Rosario concession. Mineralization is transported by truck to the ENAMI oxide and sulphide treatment plants at Paipote. The current geological mapping program indicates that the copper oxide mineralization could have migrated along favourable fractures and structures, while the sulphide mineralization is hosted in dioritic-granodioritic intrusives and adjacent andesitic volcanic units, as well as poorly sorted, large clast breccia bodies. In places the sulphide mineralization is preferentially located along specific volcanic units (more permeable) and forms shallowly dipping mantos. In general, the sulphide mineralization is associated with albite alteration of the host rocks. Sulphide mineralization is predominantly disseminated chalcopyrite and associated pyrite, with rare bornite. The sulphide ore being mined at Rio Condor’s Rosario project typically grades between 1.5 -2.0% Cu and 0.5 -1.0 g/tAu. Reconnaissance sampling of the decline also showed anomalous molybdenum contents of between 100-300 g/t, associated with this grade of copper gold mineralization.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by the Corporation during the year ended April 30, 2011, in respect of its property interests in Chile.

Exploration expenditures	$
Salaries	43,948
Expediting	167,097
Travel	39,121
Consulting	288,572
Property costs	17,887
Geologists	230,208
Survey costs	86,607
Vehicle and fuel	54,063
Lodging and meals	25,726
Drilling	831,022
Total	1,784,251

(iii) Budget

The Corporation planned to complete a diamond-drilling program at an estimated aggregate cost of $3.9 million in several phases (this amount also included acquisition costs). Cumulative expenditures spent to April 30, 2011 amounted to $2.31 million on its property interests in Chile. During fiscal 2011, the Corporation has written off all costs associated with the Rosario project (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions), the SOESMI property and the Simonetta property. The Corporation’s two remaining property interests in Chile at the date of filing of this Annual Report are the Trillador and Tamara properties which are subject to property payments totalling US $100,000 (US $50,000 is due on November 5, 2011 for Tamara and US$50,000 is due on January 31, 2012 for Trillador). The Corporation’s total payment schedule for both properties outlined on pages 25 and 26.

At the date of filing of this Annual Report, although the Corporation does not have a budgeted work plan for Tamara and Trillador, required property payments for these two projects have been made to maintain the Corporation's interests in good standing.

Nevada Portfolio properties

(i) Description of Nevada Portfolio properties

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance). The Corporation also acquired the Staked Nevada Claims.

The Nevada Portfolio is held by the Corporation’s wholly-owned subsidiary, BPV Gold. While the Nevada Portfolio is currently in the exploration phase, it is located in gold districts that have produced or are currently producing significant gold. The Nevada Portfolio is comprised of the properties listed in the table below.

Name of property	Number of claims comprising property	Location

Acquired Nevada Properties

Blackrock	12	Lyon County, Nevada
Argentite	8	Esmeralda County, Nevada
Bellview	53 (1)	White Pine County, Nevada
Horsethief	18	Lincoln, Nevada
Hot Pot	36	Humboldt County, Nevada
Fri Gold	28	Nye County, Nevada
Columbia	8	Humboldt County, Nevada
Kobeh	37	Eureka County, Nevada
Ashby	3	Mineral County, Nevada
East Walker	4	Lyon County, Nevada

Staked Nevada Claims

Argentite	14 (2)	Esmeralda County, Nevada
Ashby	13	Mineral County, Nevada
Blackrock	8	Lyon County, Nevada
Horsethief	78	Lincoln, Nevada
Columbia	49	Humboldt County, Nevada

(1) Comprised of 10 claims known as the “Bellview Lease Claims” and 43 claims known as the “Bellview Project Claims”. BPV Gold holds a 50% leased interest in the Bellview Lease Claims and a 100% interest in the Belleview Project Claims.

(2) Includes partial claims and fractions.

The Corporation holds a 100% interest in the Nevada Portfolio (other than the Bellview Lease Claims, in respect of which BPV Gold holds a 50% leased interest), subject to (i) a 2% NSR retained by Fronteer with respect to the Blackrock, Argentite, Horsethief, Fri Gold, Columbia, Ashby and East Walker properties comprising, in part, the Acquired Nevada Properties; and (ii) an aggregate 3% NSR held by Fronteer and certain other third parties with respect to the Bellview Project, Bellview Lease, Hot Pot and Kobeh properties comprising, in part, the Acquired Nevada Properties. In addition to the properties acquired from Fronteer, as of the date of filing of this Annual Report, Bridgeport has staked a further 207 claims adjacent to the properties and intends to continue with the land acquisition effort.

Update of Nevada Portfolio properties

The Corporation commenced geophysical surveys of the Argentite, Fri Gold, Columbia, and Horsethief projects in March 2011. As of June 30, 2011 the geophysical surveys were complete for all projects. Soil geochemical surveys of the Argentite, Columbia, and Horsethief projects began in April and were concluded in June 2011. Phase One drill programs at the Blackrock and Hot Pot projects began in March and April 2011, respectively. As of June 30, 2011, seven of ten planned Phase One drillholes were completed at the Blackrock project and three of six planned Phase One drillholes were completed at the Hot Pot project.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by the Corporation, during the year ended April 30, 2011, in respect of the Nevada Portfolio properties.

Exploration expenditures	$
Geology	130,086
Property	135,506
Geophysics	72,993
Diamond drilling	789,135
Investor relations	50,895
General and administrative	77,075
Total	1,255,690

Budget

The Corporation expects to continue exploring for gold and silver (“Ag”) on the Nevada Portfolio throughout the upcoming financial year (2011 to 2012). The Corporation anticipates the expenditures for Nevada will be approximately $5 million dollars and the Corporation expects to focus on the Fri Gold, Bellview, and Horsethief Properties. Field activities planned include geophysical surveying, geochemical sampling, geological mapping, and/or diamond/RC drilling. The budget of $5 million dollars is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of filing of this Annual Report, the Nevada Portfolio is in good standing.

4.B. Business Overview

The Corporation is a mineral exploration company. The primary business objectives of the Corporation are to create a diversified portfolio of property holdings and achieve rapid growth through the acquisition of additional mineral properties, coupled with the implementation of recommended programs with respect to the exploration of such properties. In furtherance of these objectives, the Corporation, through its subsidiary Rio Condor, also holds a right to acquire a 100% interest, subject to certain underlying royalties (and in the case of the Simonetta claim group, payment of the remaining outstanding payments) in each of the Tamara and Trillador properties. The Corporation, through its subsidiary BPV Gold, has acquired 10 mineral properties, consisting of a total of 207 unpatented mining claims located in the State of Nevada, subject to a 2% NSR in certain of such properties and an aggregate 3% NSR in certain of such properties. As of the date hereof, the Corporation also plans to target certain types of properties for acquisition and exploration, including properties which are prospective for Au and Cu resources. As the Corporation’s stable of properties grows, it is anticipated that there will be a greater emphasis placed on the exploration of such properties, with the long-term goal of developing the properties and achieving commercial production. The Corporation may enter into partnerships in order to fully exploit the production potential of its exploration assets.

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

Governmental Regulation

All phases of the Corporation’s operations are subject to governmental regulation in the various jurisdictions in which it operates, including regulation with respect to environmental matters. See “Risk Factors” regarding environmental regulations and permits and licensing. In particular, the Corporation’s operations with respect to the McCart property are subject to the applicable laws of the Province of Ontario and the federal laws of Canada applicable therein, its operations with respect to the Rosario project and other property interests of Rio Condor are governed by the applicable laws of Chile and its operations with respect to the Nevada Portfolio are governed by the applicable laws of Nevada and the federal laws of the United States. The Corporation maintains, and anticipates continuing to maintain, a policy of operating its business in compliance with all governmental regulations.

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

4.C. Organizational Structure

The Corporation has two wholly-owned subsidiaries, including Rio Condor, which is a private company existing under the laws of Chile, and BPV Gold, a private company incorporated under the laws of Nevada.

4.D. Property, Plants and equipment

The Corporation has two material properties: the Rosario project and the Nevada Portfolio. Excerpts of the technical reports related to such properties appear below.

Summary of Report on the Rosario Project

Set forth below is a description of the Rosario project which has been derived from the Rosario Report, which has been updated to reflect recent events that have occurred since the Rosario Report was prepared and which is included herein with the consent of Matthew Gray, Ph.D., C.P.G. Dr. Gray is a qualified person who is independent of the Corporation within the meaning of NI 43-101. The full text of the Rosario Report is available on SEDAR at www.sedar.com.

PROPERTY DESCRIPTION AND LOCATION

The Rosario project comprises 152 hectares of mining concessions and is located in the Provincia of Copiapó, Region III, Atacama, Chile, approximately 38 kilometres S-SE of the city of Copiapó. The center of the project area is located at UTM Zone 19 J, Southern Hemisphere, 384,900E 6,937,900N, Datum World Geodetic System (“WGS”) 84, or South Latitude 27o 40” 41” West Longitude 70o 10” 03”, Datum WGS 84. All geographic references in this summary utilize UTM Zone 19 J Southern Hemisphere and datum WGS 84 unless otherwise stated.

Claims and Title

Mining and exploration rights in Chile are controlled by the federal government. Private parties can obtain mineral rights via solicitation of an exploration concession (“pedimento”) and prior to exploitation, converting the exploration pedimento to an exploitation concession. The mining concessions are administered by the Servicio Nacional de Geologia y Minera (‘SERNAGEOMIN”), a federal agency. To maintain concessions in good legal standing, concession holders are obligated to pay annual tax payments. The Rosario project consists of 2 concession groups covering in aggregate 152 hectares and one application for a mining concession currently under review for issuance of title. The titled mining concessions are shown in Figure 1 and concession information is summarized in the embedded table. The legal standing of these claims has been verified by the Corporation’s legal counsel in Chile, Lic. Cristian Quinzio of Quinzio y Vergara in Santiago, Chile. Quinzio has also reviewed and confirmed the validity of the purchase option contracts by which Rio Condor may obtain ownership of the mining concessions. Rio Condor is a 100% owned Chilean subsidiary of the Corporation.

Figure 1. Rosario project mining concession map.

As specified in Article 74 of the Chilean Mining Code (Código de Minería), the location of concession boundaries are marked in the field with survey monuments placed by a registered engineer or minerals landman (“perito minero”) at the vertices of each claim group. During the site visit to the project, Dr. Gray located several survey monuments and obtained UTM coordinates for them using a Garmin GPS model Map60 CSX. The survey monuments matched the concession vertices indicated on the mineral claims land maps.

The two mining concessions which cover the project area are currently controlled by Rio Condor by means of two separate option agreements whereby Rio Condor can earn a 100% interest in the mining concessions by making annual cash payments over a four year period totaling US$1.9 million. The main features of the two option agreements are as follows:

Tamara

Rio Condor may obtain from SLM Tamara I Una de la Sierra San Marcos a 100% interest in the Tamara 1 to 9 concessions, under terms of a purchase option agreement executed on November 5, 2009 and modified on November 11, 2009. Rio Condor may exercise the purchase by making cash payments totaling US$400,000 over a four year period. An initial payment of US$15,000 has been made, and the second payment in the amount of US$35,000 was made on November 19, 2010. This option agreement does not contain a NSR payment.

Trillador

On July 5, 2010, the Corporation executed a letter of intent which provides that the Corporation will enter into an option agreement to acquire a 100% interest in the Trillador property through Rio Condor. The closing on the option agreement is to take place following a due diligence period. Under the terms of the proposed agreement with the property owners, the Corporation will be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition is royalty free. On August 27, 2010, the Trillador agreement was modified, whereby US$25,000 was required on signing (paid). This amendment allowed Rio Condor a 120 business day grace period in which to pay an additional US$25,000 and execute the option agreement. In the first quarter of calendar year 2011 the second option payment of US$25,000 was paid and the option agreement executed. Cash payments in the aggregate of US$1.5 million will be due as follows:

Dates	Cash payments US ($)
Due on closing	25,000 (paid)
January 17, 2011	25,000 (paid)(1)
12 months after closing	50,000
24 months after closing	60,000
36 months after closing	250,000
48 months after closing	1,090,000
Total	1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

Surface Rights

The ownership of surface rights has been investigated by Rio Condor and by a minerals landman and no record of private surface rights has been found in the public record thus the lands are interpreted to be held federally. Rio Condor has requested confirmation of fiscal surface rights from the Chilean lands bureau. Chilean mining law allows exploration activities to proceed on undeveloped lands without requirement of a surface access agreement. The legal ownership of surface rights has not been verified by Dr. Gray or Resource Geosciences de Mexico SA de CV (“RGM”).

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

Environmental Liability

Potential environmental liabilities associated with the active and historic mining at the project have not been investigated or verified by Dr. Gray or RGM, but no significant environmental liabilities are apparent. Small abandoned mines and unmineralized rock piles are present but are not generating acid drainage. There are no plant facilities or tailings piles present within the project area.

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

The climate in the area is arid with seasonal temperatures ranging from an average annual high of 28ºC in January and an average annual low temperature of 5ºC in July, as measured at meteorological station Copiapó-Chamonate located at 27°18” S, 70°25” W, 291 metres above sea level (Dirección Meteorológica de Chile, 1991, Normales de precipitación, temperature media, temperatura mínima media y temperatura máxima media, 1961-1990, Estación Meteorológica Copiapó-Chamonate, data available through the Departamento de Geofísica de la Facultad de Ciencias Físicas y Matemáticas de la Universidad de Chile, at http://www.atmosfera.cl/). Average annual precipitation is 12 millimetres. Exploration activities may be conducted year round. Vegetation in the area is sparse to absent, consisting only of small scrub in the valley floors along temporal river or stream channels.

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

The only drilling known to have been completed in the district are shallow (i.e., less than 100 metres) diamond core holes completed within or adjacent to small surface cuts and pits at the SOESMI, Trillador and Simonetta properties. In the case of the SOESMI property, the claimant reports that Sociedad Punta del Cobre SA (“Pucobre”) completed a 916 metre drill campaign in the first semester of 2009, and in the case of the Trillador property, ENAMI completed an unknown number of drillholes targeting the extensions of Cu oxide mineralization exposed in surface cuts and open pits. During field review of the Simonetta area Dr. Gray noted an uncapped and uncased abandoned drillhole, apparently an exploration drillhole targeting a zone of Cu oxide mineralization exposed in a small surface cut. The entity responsible for this drilling and the results are unknown to Dr. Gray and to the Corporation.

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

In 2010 and 2011, Bridgeport evaluated the property by means of geological mapping, geochemical sampling, geophysical, and exploration diamond drilling programs. Exploration activities are summarized as follows:

  Geological mapping, 1:2,000 and 1,5000 scale, 369 hectares.

  Petrographic study of 18 thin and/or polished sections.

  Collection and analysis of 377 rock chip samples from surface and mine exposures.

  Induced Polarization/Resistivity geophysical survey, 15.4 line-kilometers covering 274 hectares

  Terrestrial magnetometry survey, 28.4 line-kilometers covering 274 hectares.

  4,524 m of diamond core drilling in 17 drillholes.

This above described exploration work includes activities completed on concessions which were subsequently removed from the project property holdings.

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

Figure 3. Regional geology map, Rosario project.

Local Geology

The following discussion of project geology is based upon 6 days of field examinations by Dr. Gray. The project area is underlain by a compositionally monotonous sequence of andesitic volcanic and volcaniclastic strata. A lack of compositionally or texturally distinct marker units hinders mapping of the area. Andesites observed include dark, magnetic, fine grained, sparsely porphyritic aphanitic andesites in which fine grained plagioclase phenocrysts are the only megascopically observable mineral, and course grained, plagioclase phenocrystic, porphyritic-aphanitic, non-magnetic andesites. Breccia textures interpreted to be autoclastic flow breccias were observed but many of the andesites lack textural evidence that would indicate a subaerial rather than shallow subvolcanic origin. Fine grained volcaniclastic arenites and siltstones are interpreted to be intercalated with the andesites. The volcaniclastic strata recessively weather and are generally only exposed in road cuts. Where primary volcanic stratification was observed and measured, it consistently had northeast strike with dip to the southeast at 25 to 45 degrees. Many volcanic lithologic contacts exhibit some degree of structural dislocation, but the contacts are interpreted to reflect primary volcanic contacts that served as zones of weakness that localized later small scale displacements as a result of post-depositional stress. Displacement along the primary contacts is unquantified but is interpreted to be a result of relatively minor bedding plane slip.

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

DEPOSIT TYPES

The exploration target recognized at the project is an intrusive related Cu-Au deposit, with ore metal distribution controlled by both lithology and structure. The Rosario mineralized system shares some common traits with iron oxide copper gold (“IOCG”) deposits including an association with sodium (“Na”)-metasomatism and ore mineralogy dominated by chalcopyrite, and the deposit is located within a productive IOCG mineral belt, however hypogene specularite and/or magnetite, which are an essential component of IOCG deposits, were not observed to be present. The Rosario deposit has traits in common with Chilean manto type Cu deposits including andesitic host rocks, stratigraphic control to metal distribution, association with dioritic intrusions, and albitic alteration, however the Rosario system’s elevated Au content contrasts sharply with typical Chilean manto deposits that are Au deficient, Cu-Ag systems. The Rosario system is classified by Dr. Gray as intrusive related. Thus far, phyllic (quartz-sericite-pyrite) alteration zones and stockwork veinlets, which are characteristic of porphyry systems, have not been observed at Rosario, but potassic alteration zones are coincident with some mineralized zones.

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

MINERALIZATION
General

Numerous Cu occurrences and zones of hydrothermal alteration are exposed in outcrop, small active mines, and exploration workings throughout a 3 square kilometers area centered upon the Rosario project. Host rocks to Cu mineralization include andesitic volcanic strata, andesitic porphyritic intrusions, dioritic intrusions, and intrusive and/or hydrothermal breccias. Both high angle structural and low angle stratigraphic controls are observed. Mineralized zones are characterized by alteration mineral assemblages which include albite, tourmaline, actinolite/tremolite, sericite, clay minerals, and a mineral tentatively identified as sphene. The mineralized area that has been the focus of exploration and exploitation is within the Rosario concession. Other mines and exploration workings in the project area include the Simonetta, Tamara, and SOESMI concessions. All are part of a single large mineralizing system and share some characteristics in common, but some differences are also observed between the different areas, as described in Dr. Gray’s report.

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

EXPLORATION
General

Prior to the Corporation’s acquisition of the Rosario project, exploration at the project consisted predominantly of direct mining of exposed mineralized zones by the mining concession owners or lessees. The claimants of the district utilize tracked excavators and bulldozers to expose bedrock in areas where Cu oxide staining is observed at surface. Shallow exploration drillholes are reported to have been completed within or immediately adjacent to some of the small oxide Cu pits at the SOESMI property as described in this summary. None of the Corporation, RGM, or Dr. Gray has access to original data for these drill campaigns. During his reconnaissance, Dr. Gray observed in the field IP electrode stations at the Simonetta and Rosario concessions. The owner of the Rosario concession reported that Freeport completed IP studies in the area prior to making an unsuccessful offer to option the Rosario project. Since the date of the Rosario Report, the Corporation has obtained directly from Freeport the data from the IP survey that it conducted on the Rosario and Simonetta properties. The results indicate that the Rosario and Simonetta concessions are underlain by a weak chargeability anomaly, consistent with the presence of disseminated sulfides at depth.

Upon execution of the purchase option agreements for the concessions that comprise the Rosario project, the Corporation’s Chilean subsidiary, Rio Condor, obtained explorations rights for the concessions. The Corporation’s exploration of the property commenced in October 2009 when Dr. Gray conducted reconnaissance studies of the district geology and the operating mines. In 2010 and 2011, Bridgeport evaluated the property by means of geological mapping, geochemical sampling, geophysical, and exploration diamond drilling programs. Exploration activities are summarized as follows:

  Geological mapping, 1:2,000 and 1,5000 scale, 369 hectares.
  Petrographic study of 18 thin and/or polished sections.
  Collection and analysis of 377 rock chip samples from surface and mine exposures.
  Induced Polarization/Resistivity geophysical survey, 15.4 line-kilometers covering 274 hectares
  Terrestrial magnetometry survey, 28.4 line-kilometers covering 274 hectares.
  4,524 m of diamond core drilling in 17 drillholes.

The exploration drill program tested the following targets:

1.	Rosario Mine area
2.	Rosario South area
3.	Manto Pit area
4.	SOESMI historic high grade sulfide zone
5.	Tamara Autobreccia chalcopyrite zone
6.	Tamara NE IP anomaly
7.	Tamara SW IP anomaly
8.	Simonetta IP anomaly
9.	Trillador Mine area IP anomaly

The economic targets sought at the project were Cu +/- Au resources minable by bulk methods, either via open pit or bulk underground methods. Drilling yielded evidence of numerous, dispersed, discrete mineralized zones controlled by structural and stratigraphic features. As of June 30, 2011, only the Tamara and Trillador targets were still controlled by the Corporation. Geologic Mapping and Geochemical/Mineralogical Sampling

Detailed geologic mapping with concurrent rock chip sampling commenced in January 2010 and continued through 2011. Thus far, the Corporation completed 1:5000 scale and 1:2000 scale geologic mapping of 369 hectares and conducted systematic sampling of mineralized exposures in mine workings, prospects, and surface outcrops.

DRILLING

In April 2010, the Corporation commenced an exploration drill program at the project. As of June 30, 2011, 17 drillholes totaling 4,524m of drilling were completed. Drillhole locations and a summary of the most significant mineralized intercepts are provided in Tables 1 and 2 below. Previous operators are reported to have conducted exploration drilling in the SOESMI, Trillador, and Simonetta concessions, as discussed in this summary. Drillcore, original drillhole logs, and original assay certificates for these historical drill programs are not available to Dr. Gray or to the Corporation.

Table 1. Drillholes completed as of June 30, 2011, Locations and Orientations

Drillhole	Depth (m)	Datum	UTM East	UTM North	Elev (m)	Azimuth	Dip
RDDH2010-001	386.00	WGS84_19S	384795	6937944	1389	0	-90
RDDH2010-002	230.37	WGS84_19S	384936	6937883	1370	0	-90
RDDH2010-003	302.00	WGS84_19S	384936	6937884	1370	0	-60
RDDH2010-004	245.00	WGS84_19S	384841	6937828	1365	0	-90
RDDH2010-005	300.00	WGS84_19S	384067	6937604	1307	0	-90
RDDH2010-006	200.00	WGS84_19S	384306	6937668	1279	0	-90
RDDH2010-007	218.00	WGS84_19S	382703	6938853	1258	0	-90
RDDH2010-008	200.00	WGS84_19S	383113	6938353	1178	0	-90
RDDH2010-009	206.00	WGS84_19S	383089	6938463	1203	270	-60
RDDH2010-010	200.00	WGS84_19S	384771	6937663	1283	0	-90
RDDH2010-011	200.00	WGS84_19S	384573	6937555	1253	0	-90
RDDH2010-012	200.00	WGS84_19S	383206	6938189	1140	0	-60
Subtotal 2010 Drilling	2,887.37

Drillhole	Depth (m)	Datum	UTM East	UTM North	Elev (m)	Azimuth	Dip
RDDH2011-013	351.15	WGS84_19S	385150	6938367	1327	0	-90
RDDH2011-014	349.20	WGS84_19S	383023	6938310	1202	0	-60
RDDH2011-015	313.30	WGS84_19S	383790	6938311	1189	0	-45
RDDH2011-016	350.05	WGS84_19S	383094	6938470	1203	0	-70
RDDH2011-017	273.30	WGS84_19S	382378	6937779	1133	0	-60
Subtotal 2011 Drilling	1,637.00
Total, 2010 and 2011 Drilling		4,524.37	meters

Table 2. Summary of most significant mineralized drillhole intercepts.

Drillhole	Target	From (m)	To (m)	Length (m)	Cu %	Au ppm
RDDH2010-001	Rosario Mine	72	82	10	0.16	0.02
RDDH2010-001	Rosario Mine	162	182	20	0.29	0.01
RDDH2010-001	Rosario Mine	206	214	8	0.52	0.01
RDDH2010-001	Rosario Mine	226	232	6	0.30	0.00
RDDH2010-001	Rosario Mine	252	262	10	0.27	0.00
RDDH2010-002	Rosario Mine	52	82	30	0.79	0.22
RDDH2010-002	Rosario Mine	154	176	22	0.23	0.02
RDDH2010-002	Rosario Mine	202	208	6	0.34	0.02
RDDH2010-003	Rosario Mine	14	54	40	0.76	0.30
RDDH2010-003	Rosario Mine	66	80	14	0.46	0.09
RDDH2010-003	Rosario Mine	96	106	10	0.18	0.00
RDDH2010-003	Rosario Mine	124	130	6	0.20	0.01
RDDH2010-003	Rosario Mine	212	216	4	0.25	0.02
RDDH2010-004	Rosario Mine	16	22	6	0.18	0.01
RDDH2010-004	Rosario Mine	34	38	4	0.12	0.02
RDDH2010-004	Rosario Mine	176	184	8	0.30	0.01
RDDH2010-004	Rosario Mine	226	236	10	0.16	0.01
RDDH2010-005	Manto Pit			No significant intercepts
RDDH2010-006	Manto Pit	62	76	14	0.14	0.00
RDDH2010-006	Manto Pit	116	126	10	0.13	0.00
RDDH2010-006	Manto Pit	134	144	10	0.20	0.01
RDDH2010-007	SOESMI High Grade	66	86	20	0.34	0.00
RDDH2010-008	Tamara Autobreccia	4	10	6	0.28	0.01
RDDH2010-008	Tamara Autobreccia	24	28	4	0.37	0.02
RDDH2010-008	Tamara Autobreccia	44	62	18	0.64	0.02
RDDH2010-008	Tamara Autobreccia	102	112	10	0.45	0.01
RDDH2010-008	Tamara Autobreccia	144	148	4	0.15	0.00
RDDH2010-009	Tamara NE IP Anomaly			No significant intercepts
RDDH2010-010	Rosario South	82	102	20	0.65	0.05
RDDH2010-010	Rosario South	114	128	14	1.48	0.09
RDDH2010-010	Rosario South	182	186	4	0.38	0.03
RDDH2010-011	Rosario South	2	28	26	0.39	0.01
RDDH2010-011	Rosario South	66	90	24	0.20	0.01
RDDH2010-012	Tamara Autobreccia			No significant intercepts
RDDH2011-013	Simonetta			No significant intercepts
RDDH2011-014	Tamara Autobreccia	26	38	12	0.11	0.00
RDDH2011-014	Tamara Autobreccia	96	112	16	0.16	0.00
RDDH2011-014	Tamara Autobreccia	120	124	4	0.19	0.00
RDDH2011-015	Trillador Mine	14	40	26	0.36	0.01
RDDH2011-015	Trillador Mine	48	54	6	0.17	0.01
RDDH2011-015	Trillador Mine	66	70	4	1.37	0.02
RDDH2011-015	Trillador Mine	112	136	24	0.63	0.02
RDDH2011-015	Trillador Mine	148	154	6	0.15	0.01
RDDH2011-015	Trillador Mine	256	266	10	0.13	0.01
RDDH2011-016	Tamara NE IP Anomaly			No significant intercepts
RDDH2011-017	Tamara SW IP Anomaly	36	40	4	0.35	0.02
RDDH2011-017	Tamara SW IP Anomaly	104	110	6	0.20	0.00
RDDH2011-017	Tamara SW IP Anomaly	124	130	6	0.14	0.00

SAMPLING METHOD AND APPROACH
Sampling Method, Nature, and Spacing

Concurrent with reconnaissance review of the main Rosario sulfide and oxide workings, Dr. Gray collected representative rock chip samples of distinct mineralized and altered zones. Samples were collected from rock exposed in underground mine workings and open cuts. The objective of the sampling was to determine Cu contents and geochemical characteristics of particular zones of interest, and to verify the produced grades reported by the underlying claimant of the Rosario concessions. All samples were collected by Dr. Gray, and remained exclusively in the possession of Dr. Gray until such time that they were sent by courier to the ALS Chemex laboratory in La Serena, Chile.

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

Drill core from the Phase 1 and Phase 2 drill programs was sampled in continuous 2m intervals. All drill core was halved using a diamond disk saw, with one half being sent for assay and the other being retained in a core library.

Recovery Factors

No factors were identified that materially impact the accuracy or reliability of the sample results. Surface rock chip samples were collected manually and recovery was 100%.

Sample Quality and Representativity

In the opinion of Dr. Gray, samples collected are of high quality and representative of the mineralized areas being evaluated.

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

Drill core recovery exceeded 95% and samples collected are representative of the features being drill tested. Control samples, comprised of blanks, standards, and duplicates, were included in the sample stream as part of a quality assurance/quality control (“QA/QC”) protocol. Dr. Gray reviewed the control sample data and concluded the drillhole data is reliable and meets industry standards for data quality.

SAMPLE PREPARATION, ANALYSES, AND SECURITY

It is Dr. Gray’s opinion that sample preparation, security, and analytical procedures used were adequate to insure the integrity and reliability of the sample data base.

Personnel

Surface and underground rock chip samples collected in 2009 were collected exclusively by Dr. Gray. Employees, officers, directors, or associates of the Corporation were not involved in sample collection or preparation. Samples collected in 2010 and 2011 were collected by geologists contracted by Rio Condor working under the supervision of a senior geologist from Resource Geosciences de Mexico.

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

Production Data

SLM Rosario Una de la Sierra San Marcos, operating as Minera y Transportes Barahona, provided copies of ENAMI ore purchase receipts documenting production and grade of material shipped from the Rosario mine to the ENAMI mill in Copiapó. Dr. Gray reviewed the ENAMI sales receipts which confirmed that Minera y Transportes Barahona’s verbal representations of production sulfide ores at grades of ~2% Cu and >0.5 gpt Au were accurate. The receipts indicate that in the 31 month period from December 2006 to June 2009, Minera y Transportes Barahona produced: - 59,328 tonnes of oxide ores with average grade of 1.52% Cu, -15,110 tonnes of sulfide ores with average grade of 2.05% Cu, 3.3 gpt Ag, and 0.79 gpt Au. The average production rate of both oxide and sulfide ores, over the 31 month period was 2,401 tonnes per month, and the first semester 2009 production rate of sulfide ores was 1,920 tonnes per month. Dr. Gray was present to observe the daily production from the Rosario decline during the period spent on site in October 2009 and a random grab of ore being shipped to ENAMI on October 5, 2009 was collected for assay, sample ROS-006. This sampled assayed 3.39% Cu and 0.78 gpt Au, consistent with the representations made by Minera y Transportes Barahona. Dr. Gray collected 15 samples from the Rosario mine workings, both underground and surface cuts. Samples collected from ore zones currently being mined or previously mined yielded Cu contents of 0.67 to 4.36% Cu with Au contents ranging from 0.30 to 1.01 gpt Au, consistent with the grades indicated on the ENAMI sales receipts.

BRIDGEPORT 2010 AND 2011 DIAMOND DRILL PROGRAM DATA

General

Throughout the drilling campaigns, Bridgeport implemented a quality assurance and quality control program appropriate for an exploration program. Results verify that the analytical results of the Bridgeport drilling programs are reliable and suitable for economic evaluation of the project. Key components of the QA/QC program were: systematic insertion into the sample stream of blank samples and standards; analyses of duplicate samples; and independent confirmatory sampling, to confirm validity of results. Approximately 7.5% of all samples submitted for assay by Bridgeport were control samples consisting of certified blanks, certified reference standards, field duplicates, and sample preparation duplicates. Additionally, ALS Laboratories conducted their own same-lab duplicate assays on approximately 5% of all pulps.

Blanks

During the 2010 and 2011 diamond drill programs project geologists inserted blank samples into the sample stream at an interval of one blank sample approximately every 50 samples on irregular intervals. Blanks were inserted into the sample stream such that they were preceded by zones interpreted to be mineralized. These blank samples are a useful indicator of potential sample preparation and/or analytical errors. Blank material was prepared from unmineralized andesite that crops out south of the project area. Numerous representative samples of the andesite were analyzed by two independent labs, ALS and Acme Analytical, prior to initiation of the drill program. Assay results indicate that this material contains less than 5 ppb gold, with a maximum of 7 ppb Au, a minimum of 1 ppb Au, a mean of 4 ppb (calculated setting <5 ppb assays to 2.5 ppb) and standard deviation of 2, thus this material is a suitable blank for quality control purposes.

Analyses of 46 blank samples returned three gold assays above 5 ppb with a maximum assay of 19 ppb gold and 5 assays exceeding 250 ppm copper with a maximum copper assay of 470 ppm (Table 3 and Figures 4 and 5). These blank samples are not “certified” samples prepared by rigorous round robin laboratory testing of a bulk homogenized sample thus detection of gold or copper in these blank samples is not definitive proof of sample preparation or analytical errors, as the possibility that the blank sample itself contains some gold cannot be completely discounted. Nonetheless, these blank samples are useful indicators of potential sample preparation and/or analytical errors. Blank samples that were immediately preceded by significantly mineralized samples did not return elevated Au or Cu assays (Figures 6 and 7) indicating that sample preparation procedures are adequate to prevent possible contamination of samples.

Table 3. Summary statistics, all blank samples.

	Au ppm blank	Cu ppm blank
Mean	0.003	221
Std Error	0.000	8
Median	0.002	210
Mode	0.001	200
Std Deviation	0.003	53
Sample Variance	0.000	2,797
Kurtosis	18.905	12
Skewness	4.137	3
Range	0.018	310
Minimum	0.001	160
Maximum	0.019	470
Sum	0.122	10,170
Count	46	46

Figure 4 .Gold assays, blank samples.

Figure 5 .Copper assays, blank samples.

Figure 6. Gold assays, blanks and samples immediately preceding blanks, 2010-2011 drill programs.

Figure 7. Copper assays, blanks and samples immediately preceding blanks, 2010-2011 drill programs.

Standards

During the 2010 and 2011 diamond drilling program standards were inserted into the sample stream approximately every 40 samples. Three different standards of different gold grades were used. The standards were prepared and certified by CDN Resource Laboratories Ltd. of Canada. The standards were in the form of pulps and were inserted into the sample stream after the laboratory had completed its sample preparation. Standards CM-5, CGS-21, and CGS-22 were used. A comparison of standard assay results from ALS Chemex to the certified assay means for the standards indicates that the assays obtained during the 2010 and 2011 diamond drilling program are reliable, as shown in Figures 8 to 13.

Control standard failure was defined by a reported gold content outside of a 2 standard deviation range of the reference standard certified gold content. Two significant failures of control standard CGS-22 triggered an investigation into the cause (Figures 16.10 and 16.11) . The analyses of the failed standards matched the expected results for standard CGS-21 and the failure was determined to be a result of a transcription or labeling error.

Figure 8. ALS Chemex Au assay results on chart showing certified mean and 2X standard deviation range for standard CM-5.

Figure 9. ALS Chemex Cu assay results on chart showing certified mean and 2X standard deviation range for standard CM-5.

Figure 10. ALS Chemex Au assay results on chart showing certified mean and 2X standard deviation range for standard CGS-21.

Figure 11. ALS Chemex Cu assay results on chart showing certified mean and 2X standard deviation range for standard CGS-21.

Figure 12. ALS Chemex Au assay results on chart showing certified mean and 2X standard deviation range for standard CGS-22.

Figure 13. ALS Chemex Cu assay results on chart showing certified mean and 2X standard deviation range for standard CGS-22.

Field Duplicates – Rig Splits

Field duplicates collected at the drill rig were inserted into the sample stream at a ratio of one duplicate every 50 samples. A total of 42 field duplicates, equivalent to approximately 2% of all drill samples submitted by Bridgeport for assay, were inserted into the drill sample stream. Field duplicates consist of a ¼ sawn split of the drill core.. Field duplicates were submitted blind to the laboratory, i.e. the lab could not distinguish which samples were field duplicates. Duplicates were submitted out of sequence with the original sample. To eliminate statistical noise associated with assays at or near the detection limit, for statistical evaluation of the data set and preparation of percent relative difference plots, sample pairs with mean gold contents of less than 3 times the detection limit were excluded. The occurrence of chalcopyrite in course clots is clearly noted in the percent relative difference plots between originals and duplicates (Figure 14). High variances between originals and duplicates demonstrate the nugget effect of the course chalcopyrite mineralization. Only 70% of rig split duplicates have less than 30% absolute relative difference from originals Both relative and absolute values of differences are highest at lower grade ranges. The rig split duplicates show no significant overall bias compared to originals (Figures 15 and 16 and embedded tables). Mean Au and Cu assays of the duplicates are 1.9 and 2.5% less respectively than assays of the originals. The precision demonstrated by the rig split duplicates is within normal ranges expected for the style of mineralization observed at Rosario. The drillhole sampling data is reliable and adequate for exploration purposes, but further investigation and quantification of repeatability of assays may be required if the data is to be used for rigorous resource estimation purposes.

Figure 14. Percentile plot absolute relative differences of field, preparation, and lab duplicates.

Figure 15. Percent relative difference Au assay, rig splits.

Figure 16. Percent relative difference Cu assay, rig splits.

16.3.3.4 Sample Preparation Duplicates – Coarse Reject

A total of 10 sample preparation duplicates, equivalent to approximately 0.5% of all drill samples submitted by Bridgeport for assay, were prepared and assayed by ALS. inserted into the sample stream. Preparation duplicates were prepared from a split of course reject material at the prep lab. The database is too small to allow for meaningful statistical analysis, but the percentile rank plot of absolute relative differences between prep originals and duplicates shows higher repeatability (Figure 14 and 17), as would be expected. The precision demonstrated by the coarse reject duplicates is within normal ranges expected for the mineralization style observed at Rosario. The data indicates the sampling is reliable and adequate for exploration purposes.

Figure 17. Percent relative difference, Cu assay, coarse reject split.

METALLURGICAL TESTING

No metallurgical studies have been conducted by the Corporation. The current operators of the mines in the district sell their production directly to ENAMI where sulfide ores are processed via conventional milling and floatation methods. Oxide ores are processed via solvent extraction and electro-winning “SX-EW” methods. Recoveries obtained by ENAMI are unknown to Dr. Gray.

MINERAL RESOURCE ESTIMATE

Data is insufficient to permit estimation of a mineral resource. None of the operating mines in the district, including the Rosario mine, have mining reserves or mineral resources. These mines operate by direct mining of mineralized material exposed at surface.

INTERPRETATION AND CONCLUSIONS

At the Rosario project, copper and gold mineralization is present as mantos, breccia bodies, intrusive hosted deposits, and structurally controlled deposits. In the mantos, the copper distribution follows the primary volcanic stratification. The thickest manto zones currently known are only 20m thick but manto type mineralization appears to be present over at least a 150m stratigraphic thickness of the volcanic sequence, thus lending credence to a hypothesis that stacked mantos may be discovered.

Separate from the mantos, Cu mineralization is hosted by dioritic intrusions and intrusive and/or hydrothermal breccias. The Rosario mine decline into the >1% Cu sulfide zone is developed in such a zone. The morphology and dimensions of the copper mineralization exposed in the decline are irregular and not understood, but even if the mineralized zone at the Rosario decline is small, its presence lends support for a significant target at the project comprised of a concealed mineralized intrusive and related breccias.

Copper mineralization also occurs as structurally controlled, high angle, tabular or vein-like zones. The structurally controlled mineralized zones currently exposed do not have dimensions of economic significance, however mineralized structural zones are probably related to the manto mineralization and they may control distribution of the latter. Structural intersections and intersections of mineralized faults and favorable volcanic strata may be important exploration targets at the project.

Many, but not all, oxide (actually oxide, carbonate, sulfate, silicate and halide) Cu occurrences in the district are developed from in-situ oxidation of chalcopyrite, thus many of the small prospects and mines on copper oxide showings are indicating the shallowly concealed presence of primary copper mineralization. Sulfide mineralization is encountered at shallow depths (<20m from surface), thus the project is not prospective to host significant tonnages in an oxide copper deposit. The system is pyrite poor, which means the project is not prospective for an enriched chalcocite zone. For the aforementioned reasons, the project is not prospective for a leachable (SX-EW) target.

Primary mineralization is comprised of altered andesitic volcanic rocks, dioritic intrusive rocks, and related intrusive and hydrothermal breccias that host disseminated chalcopyrite, bornite, and subordinate pyrite. Hydrothermal alteration minerals associated with copper mineralization include albite, tourmaline, actinolite/tremolite, sphene, sericite and/or clay minerals. In contrast to many hydrothermal deposits, quartz veining at any scale is not present at Rosario. The distribution of primary sulfide minerals is truly disseminated, lacking any visible microfracture or veinlet control.

The system shares some common traits with IOCG (iron oxide copper gold) deposits including Na-metasomatism, alteration mineral associations, and ore mineralogy dominated by chalcopyrite. The deposit is located within a productive IOCG mineral belt, however hypogene iron oxides (specularite and/or magnetite), which are an essential component of IOCG deposits, were not observed to be present. The Rosario system also has traits in common with Chilean manto type deposits including andesitic host rocks, stratigraphic control to metal distribution, association with dioritic intrusions and hydrothermal breccias, and albitic alteration, however the Rosario system’s elevated gold content contrasts sharply with typical Chilean manto deposits that are gold deficient, Cu-Ag systems. The system is classified by the author as intrusive related, but not a porphyry system. The system lacks phyllic (quartz-sericite-pyrite) alteration zones, potassic alteration zones, and stockwork veinlets, all of which are characteristic of porphyry systems.

The Rosario prospect is part of a Cu-Au mineralized system that merits additional drill testing. Drilling to date has intersected numerous, apparently discrete zones of Cu and Cu-Au mineralization controlled by both stratigraphic and structural features. Drilling failed to demonstrate economically significant continuity of mineralization at the targets tested, however the data is permissive of the property hosting deposits of significance to Bridgeport at the Rosario South, Tamara, and Trillador areas.

RECOMMENDATIONS
Target Concepts

Future exploration efforts should focus on:

1.           Determining the relationship between the blind (concealed) mineralized zone intersected in RDDH2011-015 in the Trillador Mine area and the copper occurrences exposed 500 meters to the south in the Trillador concession.

2.           Test the possible fault offsets of the mineralized zone intersected in RDDH2010-008 to the south in the Tamara concession.

3.           Determine the relationship between the mineralized zones intersected in RDDH2010-10 and 11 in the Rosario South area (conditional upon re-negotiating favorable terms for re-acquiring the Rosario-Eliana-Julia concessions).

The Corporation believes these recommendations are appropriate and will be followed should the Corporation move forward with these properties.

Summary of Report on the Nevada Portfolio

Set forth below is a description of the highest priority Nevada Portfolio properties. Information for the Blackrock, Argentite, Bellview, and Horsethief properties has been derived from the Nevada Report, which is included herein with the consent of Matthew Gray, Ph.D., C.P.G on behalf of Resource Geosciences de Mexico SA de CV. Dr. Gray is a qualified person who is independent of the Corporation within the meaning of NI 43-101. The full text of the Nevada Report is available on SEDAR at www.sedar.com. Information for the Hot Pot property has been derived from technical evaluation reports prepared by Dr. Gray, which is included with his consent.

BLACKROCK, ARGENTITE, BELLVIEW AND HORSETHIEF PROPERTIES

Set forth below is a description of the Blackrock, Argentite, Bellview and Horsethief properties which comprise, in part, the Acquired Nevada Properties, which summary has been derived from the Nevada Report.

Claims and Title

The map below shows the location of the Blackrock, Argentite, Bellview and Horsethief properties which comprise, in part, the Nevada Portfolio properties.

Winnemucca
Wells
Elko
Carlin
Gerlach
Lovelock
Bellview
Reno
Sparks
Fallon
Austin
Eureka
Ely
Carson City
Blackrock
Minden
Hawthorne
Horsethief
Pioche
Tonopah
Argentite
Goldfield
Caliente
Beatty
Las Vegas
Henderson
Searchlight
GRAPHIC SCALE
25 50 miles
25 50 kilometres
CANADA
USA
MEXICO
LEGEND
Argentite
Location project
Active gold mine
Mine or district with
>1M oz Au production and reserves
> 0.1M oz Au production and reserves
Beatty
Main city
Main highway
Highway
Train tracks
BRIDGEPORT VENTURES INC
PROJECT LOCATION MAP
Date November 2010
Scale Graphic
Resource Geosciences de México SA de CV

Figure 1. Priority Nevada Portfolio Properties locations map

The Corporation holds the mineral rights for the Blackrock, Argentite, Bellview and Horsethief properties as unpatented mining claims located on the public lands of the United States. A private party acquires such mineral rights by the location of the unpatented mining claims in accordance with the procedures prescribed in federal and state laws. The claim owner must comply with federal laws and regulations and state laws in order to maintain the mining claims in good standing. Under federal law, the claim owner is obligated to pay a federal annual mining claim maintenance fee in the amount of US$140 per mining claim. Additionally, under Nevada law, the claim owner is directed to record annually an affidavit of payment of the federal annual mining claims maintenance fee and notice of intent to hold the mining claim. The claim owner must pay a fee of US$10.50 per mining claim under current Nevada law. In March 2010, the State of Nevada enacted Assembly Bill No. 6, which sought to balance the state budget by reducing expenditures and increasing certain fees. Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the intent to hold a mining claim, with a tiered fee structure applied for holders of 11 or more claims in Nevada. The fee ranges from $70 per claim for holders of 11 to 199 claims up to $195 per mining claim for holders of 1,300 or more claims as of the date of filing. The law authorizing these fees was subsequently ruled unconstitutional and was voided. Fees paid by the Corporation under terms of AB6 will be refunded, but the timing and mechanism of the refund process has not yet been determined by the State.

Blackrock Property

Property Description and Location

The Blackrock property is located in Lyon County, Nevada, at coordinates 287,888E, 4,342,914N UTM Zone 11 NAD83. The property is 47 kilometers southeast of Reno, Nevada and 27 kilometers east-northeast of the state capital Carson City, Nevada (see Figure 1). The property area is 167.23 hectares (413.22 acres).

Surface Rights

The ownership of surface rights at the Blackrock property is Federal, administered by the U.S. Bureau of Land Management (“BLM”).

Mineralization

Historic artisanal small mines and exploration workings are present within the Blackrock property. Nearly all such workings are developed on zones of outcropping quartz veins or silicified andesite. No metals are currently produced from the property.

Access, Climate, Infrastructure, and Physiography

The Blackrock property is located 27 kilometers east-northeast of the state capital of Carson City (see Figure 1). Access is by unsurfaced road from Dayton, Nevada, and may require use of an all wheel drive vehicle. Paved state Highway 50 passes within 12 kilometers of the Blackrock property on the northwest side. Electric transmission lines follow Highway 50 and are as close as 12 kilometers to the project.

All basic services are available in Carson City. The property is unpopulated and an adequate supply of experienced labor for mining operations can be drawn from the region. The nearest commercial airport is located 27 kilometers west-southwest of the property in Carson City. The Reno, Nevada airport is located 42 kilometers northwest of the property and is served by daily flights from major US cities.

The property is located in the southwest margin of the Great Basin physiographic province, within the Walker Lane geologic province of Nevada, in the Pine Nut mountain range. Topographic relief is moderate and elevations in the property range from 2,000 meter above sea level (“ASL”) to over 2,150 meter ASL. Broad valleys of low relief east of the property are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is arid with total annual precipitation of 15.6 centimetres and seasonal temperatures ranging from an average annual high of 33oC in July and an average annual low temperature of -8 o Celsius in December. Exploration activities may be conducted year round.

Vegetation in the area is sparse, consisting only of small scrub and sage in the valley floors and piñon-juniper forest at the highest elevations.

History

The Blackrock property is located within the intensely explored and productive gold producing terrain of the Great Basin. Historical records of previous exploration efforts at the property are shown in Table 2.

Table 2. Exploration History Blackrock Property.

Company	Year		Type of Work	Comments
Unknown	1800’s	Au	Adits	Two adits along the structure (106m)
			Trenches	Several trenches were completed
Bentinck and Lester	1979	Au	Adits	resampling the adits, old dumps,
Placid Oil Company	1985	Au	Rock Samples	39 rock samples collected
			Soil Samples	30 soil samples collected
			Stream Sediment	2 stream sediment samples
			VLF-EM Survey	Discontinued due to weak signals
Echo Bay Exploration	1986	Au	Rock sampling	No results
Aqua Gold Resources	1988	Au	Trenching	Two trenches dug with a bulldozer;
Almac Mineral Resources Inc.	1989	Au	Further Sampling	No available results
Integrated Resources	1990	Au	Geological Mapping	Grid work
			Rock Sampling
			Soil Sampling
			VLF-EM Survey
			Total Field Magnetics
			Trenching
Baughman	1999	Au	Staked	Staked by Jerry as the ground was open
Romarco Minerals Inc.	1999	Au	Surface sampling	61 rock samples
Meridian Gold Company	1999	Au	Surface Sampling	13 rock samples; all samples > 100 ppb Au
Teck Resources Limited	2000	Au	Geological Mapping
			Rock and soil sampling	260 rock samples collected
			Petrological Study
Franco Nevada Corporation	2001	Au	Surface Samples	17 samples
Pacific Rim Exploration Inc.	2001	Au	Surface Samples	11 rock samples
Western Exploration	2001	Au	Drilling	4 RC dh
Miranda Gold Corp.	2001	Au	Surface Samples	3 samples
New Dimension Resources Ltd.	2008	Au	Drilling	12 holes

Geological Setting

Regional Geology of the Blackrock Property

The Blackrock property lies within the Walker Lane geologic province, which occurs at the western edge of the Great Basin physiographic province and separates the Great Basin from the Sierra Nevada batholith and structural block to the west. The Walker Lane is underlain by Precambrian to Cenozoic metamorphic, intrusive, and sedimentary basement rocks. Volcanism related to eastward subduction of the Pacific plate beneath the North American plate resulted in a southwest migration of Cenozoic magmatism which began at approximately 40 million years (“Ma”) in northeast Nevada and by 34 Ma began to affect the Walker Lane region, resulting in deposition of extensive volumes of calc-alkalic Tertiary volcanic units and emplacement of associated intrusives. Early Oligocene to Early Miocene calc-alkalic volcanism is volumetrically significant in the eastern and central parts of Nevada yet is associated with few epithermal ore deposits, however, where the subduction related volcanism affected the intensely faulted crust in the Walker Lane, mineral deposits related to the igneous activity are common. Active volcanism in the Walker Lane terminated approximately ~3 Ma. In contrast to the predominant west-northwest extension in the western Great Basin and east-west extension in the eastern Great Basin, the Walker Lane is characterized by right lateral displacement along regional scale, northwest striking, strike slip faults. Collectively these faults accommodate 15 to 25% of the current relative motion between the Pacific and North American tectonic plates. Major strike slip faults cut Miocene and younger volcanic rocks indicating that strike slip movement began in the middle and late Cenozoic.

Local Geology

The following discussion of project geology is based upon field examinations by Dr. Gray and a review of historic exploration data contained in the Fronteer project files.

The Blackrock property is within the Como mining district. The Como district has produced gold from epithermal deposits in the form of quartz veins, vein stockworks, and disseminated mineralization, all hosted by andesitic volcanic rocks. The Blackrock property is underlain by Miocene andesitic and dacitic volcanic strata similar to those exposed elsewhere in the Como district.

The andesitic flows and tuffs that underlie the Blackrock property are generally southeast-dipping and are underlain, to the north, by an undetermined thickness of volcanic lahar. The andesite is described as porphyritic with phenocrysts of feldspar, pyroxene, and hornblende and in places with textures of a crystal lithic tuff. Throughout the sequence, the andesite contains 0-5% lapilli size, rounded, dark to light brown basalt cobbles. In the north part of the property, steeply dipping, flow foliated andesites, identical in all other aspects to the other andesites in the area, may be intrusive feeders to the surrounding volcanics. A narrow basaltic dike is located in the extreme southeast corner of the property.

The dominant structural feature at Blackrock is a north-northeast striking, southeast dipping fault or fracture zone that controlled emplacement of the Blackrock vein and localized silicification of the footwall andesite. The quartz vein is discontinuously exposed over a 1,300 meter strike length. The multiphase vein is up to 15 meters wide and exhibits pinch and swell morphology. It is bordered by greater thicknesses of silicified andesite in the footwall. The vein structure exposed at surface is near vertical but drillhole data demonstrates a steep southeast dip for the southernmost 400 meters of the vein. Cross-fractures intersect the vein at angles ranging from 060º-090º and the southern exposure of the Blackrock fault is truncated by an east-west fault and that two east-west structures separate the north, central, and south portions of the vein. These faults parallel the main structural features in the Como area, 4 kilometers to the south. Offset along these faults is minor, with displacement along the cross fault at the north end of the South Zone estimated at approximately 3 meters.

Deposit Types

The exploration target recognized for the Blackrock property is a low sulfidation (referred to by some authors as quartz adularia) epithermal gold deposit, which has productive and economically important analogs in the region. Geologic characteristics observed at Blackrock are consistent with a low sulfidation system.

Economically important low sulfidation epithermal gold systems in the Walker Lane include Aurora, Bullfrog, Comstock, Rawhide, Round Mountain, and Tonopah, Nevada and Bodie, California. The mineralization described for the mines and mining districts in this section is not necessarily indicative of the mineralization at the Blackrock and Argentite properties.

Low sulfidation deposits may be present as veins and/or disseminated deposits and hosted by intrusive, volcanic, and sedimentary rocks. Features common to such deposits include:

  Intermediate to felsic, calc-alkaline volcanic host rocks.
  Association with intrusive centers.
  Alteration mineral assemblages dominated by sericite, quartz, adularia, and chlorite.
  Variable Au:Ag ratios.
  Ore mineralogy characterized by argentite, tetrahedrite, tennantite, native silver, native gold, and base- metal sulfides.
  Vertical geochemical zoning, with well defined upper and lower elevation limits to economic mineralization, over vertical ranges of 200 to 700 meters.
  Open space filling vein textures.
  Quartz and carbonate gangue minerals.
  Ore and gangue mineral textures indicative of low temperature environments.

Mineralization

At Blackrock a gold mineralized multistage quartz vein is exposed in outcrop. A small caved adit in the arroyo at the southern end of the vein outcrop is the only know historic mine working on the property. The vein outcrops have been mapped and sampled by previous operators and the southernmost section of the vein has been partially tested by RC drilling.

The data generated by previous operators supported the possibility of a bonanza lode target at Blackrock. Surface sampling of the vein by previous operators reportedly confirmed a 1,300 meter strike length over which the vein and/or silicified wall rock discontinuously crops out. Sampling of the vein yielded anomalous to potentially ore grade gold concentrations over significant true widths of as much 6.1 meters @ 6.5 gpt Au. The historic rock chip assay data has not been independently confirmed by Dr. Gray but was obtained by exploration groups and personnel known to Dr. Gray and believed to be credible. Dr. Gray conducted independent sampling of the vein and altered wallrock and confirmed that both the veins and the silicified footwall are gold and silver mineralized. Dr. Gray’s sampling of the vein and wallrock yielded anomalous results with a minimum gold assay of 0.12 ppm Au from silicified andesite and a maximum gold assay of 1.6 ppm Au across a 3 meter width of the vein. Dr. Gray’s sample of vein fragments from the dump at the adit at the south end of the vein yielded 0.35 ppm gold and 228 ppm silver.

The only known drill testing of the project was conducted in 2001 by Western Exploration and in 2008 by New Dimension Resources, a publically traded Canadian exploration company. All drilling was concentrated on the southern end of the exposed vein. The 2008 drilling tested a 400 meter strike length of the Blackrock vein at depths of less than 100 meters. The vein was reported to have been intersected in every drillhole and each drillhole yielded wide, low grade gold intercepts, which were reported to include 38.1 meters @ 0.64 gpt in drillhole BR08-06 and 70.1 meters @ 0.21 gpt Au in drillhole BR08-03. The highest grade intercept was 1.5 meters @ 6.5 gpt Au. New Dimension Resources stated that these drill assay results were consistent with the required disclosure rules outlined in NI 43-101. Dr. Gray has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data was obtained from sources believed to be reliable but cannot be verified and the 2008 drillhole data has not been independently confirmed by Dr. Gray. It is Dr. Gray’s opinion that although the 2008 drilling failed to define an economic resource it yielded results of exploration significance. The reported drill data demonstrated:

1.	Continuity of the mineralized vein along strike and dip.

2.	Increasing vein widths at depth and to the north.

3.	Multiple mineralized zones, interpreted as parallel vein structures.

4.	Possible increase of grade with depth (drillhole BR08-09).

Field inspection of the area by Dr. Gray was completed on 14 and 20 October 2010, and was sufficient to confirm a 1,000 meter strike length of the silicified vein and outcrop, with true widths locally exceeding 15 meters. The vein is a multiphase vein comprised of fine white and tan sugary crystalline silica crosscut by white sugary and chalcedonic quartz veins, often with an angular breccia texture. Dr. Gray sampled vein material and silicified footwall host rock to the vein and confirmed that both the vein and the silicified wallrock locally contain elevated gold contents. Sample descriptions and gold assays are summarized in Table 3 and complete assay data is presented in Appendix B of the Nevada Report. The outcrop, surface rock chip assays, and drillhole data validate a high grade “bonanza vein” target at the Blackrock prospect, exploitable by underground methods, analogous to the productive veins of the Comstock district. Dr. Gray believes that the potential to host a bulk minable near surface deposit is low, but not precluded by the data.

Table 3. Sample descriptions and assay data for Blackrock property rock samples collected by M Gray.

Legend
M Gray rock chip samples
Au_ppb
less than 100 ppb
100 to 300 ppb
300 to 1000 ppb
greater than 1000 ppb
Historic Rock Chip Samples
Au_ppb
less than 100 ppb
100 to 500 ppb
500 to 1000 ppb
greater than 1000 ppb
Vein outcrop and silicified wallrock
6283AT
4,342,500
297,500
298,000
298,500
299,000

N
W E
S
0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters

UTM Zone 11, NAD 1983

Blackrock Project, Claims controlled by Bridgeport, vein outcrops, and rock chip samples, 2011 July 11 prepared by
Resource Geosciences de Mexico

Bridgeport Ventures Inc.

Blackrock Project
Lyon County, NV

Claim Map

Date: 12 Nov 2010

Figure 2. Map of Blackrock vein showing claims and rock chip sample gold assay data.

Data Verification

Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the Blackrock property. Nearly all of this work is historic in nature, and as such the reported results are not NI 43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the project were reviewed by Dr. Gray. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from RC drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by Dr. Gray were geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays.

Bridgeport has not yet commenced an exploration program at the Blackrock property beyond the work completed as part of the Nevada Report, thus there is no prior data generated by Bridgeport to be verified.

Production Data

No significant historic production is reported from the Blackrock property.

Adjacent Properties

The Blackrock property is not contiguous with any historic or active mining or exploration property. The nearest mining properties of economic significance are the Como and Comstock districts, located 4 kilometers south and 20 kilometers northwest respectively.

Metallurgical Testing

No metallurgical studies have been conducted by Bridgeport, nor is historical metallurgical data available for the property.

Mineral Resource Estimate

Data is insufficient to permit estimation of a mineral resource at the Blackrock property.

Other Relevant Data and Information

To the best knowledge of Dr. Gray, all relevant data has been presented in the Nevada Report.

Recommendations

Target Concepts

The target at Blackrock is an epithermal Au-Ag mineralized vein system, minable by underground methods. Target analogs are the productive deposits of the Comstock district, located 20 kilometers to the northwest, which produced greater than 8M ounces gold. The Con Virginia deposit in the Comstock district produced 1.1M tonnes of ore with an average grade of 87 gpt Au. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Blackrock property.

Exploration data generated by previous operators has confirmed the viability of a bonanza lode target at Blackrock. Surface mapping, which was confirmed in the field by Dr. Gray, demonstrates a 1,300 meter strike length of the fault that localizes gold mineralization. Historical sampling of vein outcrops yielded anomalous (>0.1 gpt Au) to potentially ore grade gold concentrations over significant true widths (6.1 meters @ 6.5 gpt Au) and independent sampling by Dr. Gray confirmed that the vein outcrops are significantly gold mineralized. The historic drill testing of the project explored only to shallow depths a 400 meter strike length of the Blackrock vein. The vein was intersected in every drillhole and each yielded wide, low grade gold intercepts. The historic drilling failed to define an economic resource but yielded results of exploration significance. Drill data demonstrates:

1.	Continuity of the mineralized vein along strike and dip.

2.	Increasing vein widths at depth and to the north.

3.	Multiple mineralized zones, interpreted as parallel vein structures.

4.	Possible increase of grade with depth (drillhole BR08-09).

Outcrop and drillhole data validate a high grade “bonanza vein” target at the Blackrock property, exploitable by underground methods, analogous to the productive veins of the Comstock district. Dr. Gray believes that the potential to host a bulk minable near surface deposit is low, but not precluded by the data.

Exploration Program and Budget

Testing of the prospect is straightforward. Geological mapping and surface rock chip sampling has defined the vein trace on surface and existing drillhole data constrains the vein orientation. The project can be advanced to the drill stage rapidly. Dr. Gray recommends that the Blackrock property be evaluated by:

1.	Compilation of exploration data into a Geographical Information System (“GIS”) database.

2.	Confirmatory program of geologic mapping and rock chip sampling.

3.

Drill testing the projection of the vein structure at depths of 150 to 200 meters below surface at spacings of 150 meters along the strike projection of the vein. A total of 4,000 meters of RC drilling is recommended for the first phase drill test.

Completion of the recommended Phase 1 work program is estimated to require 5 months and US$0.7M. A Phase 2 drill and resource modeling program with a budget of US$1.0M would be conditional upon successful results from the Phase 1 program. The timing of proposed expenditures includes approximately US$1.5M in 2011 and US$0.2M in 2012, assuming the completion of Phase 2 is warranted based upon prior results received.

Table 4. Proposed exploration program and budget, Blackrock property.

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$24,300	$36,000
Geophysical Surveys (IP/Resistivity)	$-	$-
Roads and Drill Pads	$45,000	50,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$328,000	$-
Drilling - Diamond Drill Core	$-	$500,000
Drilling - Core	$-	$-
Assays, drill samples	$80,000	$120,000
Assays, rock and soil	$-	$-

Senior Geologist	$14,625	$29,250
Project Geologists	$63,000	$52,500
Technicians/Samplers	$12,600	$21,000
Vehicles and Fuel	$20,790	$23,100
Permits	$15,000	$15,000
Field Supplies	$40,000	$40,000
Travel Costs	$12,000	$24,000
Environmental Costs/Reclamation	$45,000	$50,000
Total	$700,315	$1,035,850
Total Phase 1 & Phase 2		$1,736,165
(1) Conditional upon positive result from Phase 1 program

The Corporation believes these recommendations are appropriate and will be followed should the Corporation move forward with this property.

As of June 30, 2011, seven of ten planned Phase One drillholes were completed at the Blackrock project.

Argentite Property

Property Description and Location

The Argentite property is in Esmeralda County, Nevada, at coordinates 426,984E, 4,179,876N UTM Zone 11 NAD83. The property is 261 kilometers southeast of Reno, Nevada and 295 kilometers northwest of Las Vegas, Nevada (see Figure 1). The property area is 159.01 hectares (392.93 acres).

7565T
4,181,000
Canyon
4,180,000
7966T
4WD
8350
4,179,000
Prospects
427,000
428,000
Legend
Claims Bridgeport 2011Mar17
N
W
E
S
Meters
0 112.5 225 450
UTM Zone 11, NAD 1983
Argentite project, topography and claims held by Bridgeport.
prepared by
Resource Geosciences Inc.
Bridgeport Ventures Inc.
Argentite Project
Esmeralda County, NV
Date:10 July 2011

Figure 3. Claim block boundary, Argentite project showing limit of claims staked by Bridgeport.

Surface Rights

The ownership of surface rights at the Argentite property is Federal, administered by the BLM.

Mineralization

Historic artisanal small mines and exploration workings are present within the Argentite property, developed on zones of outcropping quartz veins. No metals are currently produced from any of the properties.

Access, Climate, Infrastructure, and Physiography

The Argentite property is located 261 kilometers southeast of Reno, Nevada, 295 kilometers northwest of Las Vegas, Nevada, and 63 kilometers southwest of Tonopah, Nevada (see Figure 1). Access is by unsurfaced road from Silver Peak or Dyer, Nevada, and may require use of an all wheel drive vehicle. Paved state Highway 264 passes within 23 kilometers of the property on the west side. Electric transmission lines that service Dyer, Nevada are as close as 24 kilometers to the project.

All basic services are available in Tonopah. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region.

The nearest commercial airport is located 242 kilometers northwest of the project in Carson City. The Reno, Nevada airport is located 261 kilometers northwest of the project and is served by daily flights from major US cities. A general aviation use airstrip in Tonopah is capable of serving small passenger jets.

The property is located in the southwest margin of the Great Basin physiographic province, within the Walker Lane geologic province of Nevada, in the Silver Peak mountain range. Topographic relief is moderate and elevations in the project area range from 2,250 meter ASL to over 2,500 meter ASL. Broad valleys of low relief east of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is arid with total annual precipitation of 11.0 centimetres and seasonal temperatures ranging from an average annual high of 36oC in July and an average annual low temperature of -8o C in December. Exploration activities may be conducted year round.

Vegetation in the area consists predominantly of piñon-juniper forest and lesser open areas covered by small scrub and sage.

History

The Argentite property is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Argentite property are shown in Table 5.

Table 5. Exploration History, Argentite Property.

Company	Year	Com.	Type of Work	Comments
Unknown	1920’s	Au	Prospecting	Identified mineralization
		Au	Pits, Shafts, Drifts	Several small prospect pits; two 30-foot shafts; Drift on small low grade showing
	WWII	Mn	Prospecting
Mineral’s Exploration	1960’s	Ag		Briefly investigated the area
Company & Hecla Mining
Sunshine Mining Company	1970’s	Unknown	Geochemical Surveys	No data
US Government	1980’s	--	Geological Mapping	Government Geology Map (1:63,360)
Amoco Minerals Comp.	1979	Ag, Zn	Rotary Drilling	14 RC dh (5,655ft); Ag and Zn intersection
Hunt, Ware, and Proffett (Freeport Exploration)	1981	Ag, Au	Geochemistry
			RC Drilling	10 RC dh (1,855ft)
Camnor	1997	Au	Drilling	12 RC dh
			Surface Mapping
Cordex	2004	Au	RC Drilling	4 RC dh (1,324 m)

Geological Setting

Regional Geology of the Argentite Property

The Argentite property lies within the Walker Lane geologic province, which occurs at the western edge of the Great Basin physiographic province and separates the Great Basin from the Sierra Nevada batholith and structural block to the west. See “Blackrock Property – Geological Setting – Regional Geology of the Blackrock Property”.

Local Geology

The following discussion of project geology is based upon field examinations by Dr. Gray and a review of historic exploration data contained in the Fronteer project files.

The Argentite property lies in the Silver Peak Mountains within the Silver Peak mining district. The property is underlain by a Tertiary volcanic and sedimentary sequence which has been described as comprising a lowermost Tertiary ash-flow tuff dated at 21.5 Ma (early Miocene) which is overlain by andesitic to dacitic volcanic breccias with interlayered flows and lenses of tuffaceous sandstone. Tuffaceous shale and sandstone strata overlie the volcanic breccia unit and may represent lacustrine sedimentation in late Miocene to early Pliocene lakes or basins. Rhyolitic air-fall tuffs, flows, domes, breccias and intrusive masses rest on, or intrude, the lacustrine sediments and older rocks. The rhyolite unit has been dated at 6.0 Ma and is overlain by porphyritic latite or trachyandesite, at least 500 ft thick. This rock is characterized by abundant large plagioclase and sanidine phenocrysts and abundant biotite. Sandstone, conglomerate and tuff are interlayered with the latite flows. The unit has been dated at 5.9 Ma. The distribution, thickness, and lithology of the rhyolitic air-fall tuffs, flows, domes, breccias, intrusive masses, and of the porphyritic latite suggest the central part of the Silver Peak Mountains may have been a caldera-like structure. The flows, agglomerates, and sediments on the property form a gentle south-dipping sequence away from a proposed caldera rim a mile or so to the north, and the major structures on the property are north to northeast-trending normal faults with 300 to 500 feet of right lateral offset. The coarse grained porphyritic latite unit is exposed at the base of Argentite Canyon whereas the volcaniclastic sedimentary strata and interbedded silica sinters crop out at the higher elevations on the east side of the canyon. They appear to depositionally overlie the porphyritic latite.

Deposit Types

The exploration targets recognized for the Argentite property include epithermal gold deposits of either high sulfidation (referred to by some authors as acid sulfate or quartz alunite) or low sulfidation (referred to by some authors as quartz adularia) type, both of which have productive and economically important analogs in the region. The Argentite prospect may be prospective for either a low or a high sulfidation deposit.

Economically important low sulfidation epithermal gold systems in the Walker Lane include Aurora, Bullfrog, Comstock, Rawhide, Round Mountain, and Tonopah, Nevada and Bodie, California. The mineralization described for the mines and mining districts in this section is not necessarily indicative of the mineralization at the Blackrock and Argentite properties.

Low sulfidation deposits may be present as veins and/or disseminated deposits and hosted by intrusive, volcanic, and sedimentary rocks. Features common to such deposits include:

  Intermediate to felsic, calc-alkaline volcanic host rocks.
  Association with intrusive centers.
  Alteration mineral assemblages dominated by sericite, quartz, adularia, and chlorite.
  Variable Au:Ag ratios.
  Ore mineralogy characterized by argentite, tetrahedrite, tennantite, native silver, native gold, and base- metal sulfides.
  Vertical geochemical zoning, with well defined upper and lower elevation limits to economic mineralization, over vertical ranges of 200 to 700 meters.
  Open space filling vein textures.
  Quartz and carbonate gangue minerals.
  Ore and gangue mineral textures indicative of low temperature environments.

Economically important high sulfidation systems were formed in the Walker Lane at Borealis, Goldfields, and Paradise Peak, Nevada. The mineralization described for the mines and mining districts in this section is not necessarily indicative of the mineralization at the Argentite property.

High sulfidation gold-silver deposits may be present as veins and/or disseminated deposits. Some of the most intensely studied and described high sulfidation deposits (“HS deposit”) include Summitville, Colorado; Goldfield, Nevada; Lepanto, Philippines; and Julcani, Peru. Based upon these studies and others, excellent compilations of general characteristics and genetic and empirical models have been presented. General characteristics of high sulfidation deposits include:

  Located within plutonic-volcanic arcs.
  Associated with intermediate calc-alkaline rocks, often in dome complexes.
  Alteration mineral assemblages indicative of high temperature acidic hydrothermal fluids, including an advanced argillic assemblage characterized by one or more of pyrophyllite, alunite, dickite, kaolinite, and diaspore.
  Silicification and acid leaching of principal hydrothermal fluid conduits (forming the clichéd “vuggy silica” alteration).
  Presence of minerals indicative of high sulfidation states, principally the sulfosalt enargite or its low temperature polymorph luzonite.
  Economically important quantities of Au and/or Ag and/or Cu.
  Alteration zoning typified by a central zone of silica alteration flanked by a zone of advanced argillic alteration, which in turn is surrounded by illite dominated argillic alteration.

Genetic models proposed for high sulfidation systems call upon shallow emplacement of an oxidized calc-alkaline magma. As the magma crystallizes, a metal- and volatile-rich fluid phase exsolves, and at relatively low confining pressures will separate into a low salinity vapor and a hypersaline liquid. The vapor phase ascends and when absorbed into connate or meteoric waters, forms a high temperature, sulfate-rich, acidic hydrothermal fluid. As this hydrothermal fluid ascends and cools, acidity progressively increases, resulting in a vertical zonation where advanced argillic assemblages overly illite-dominated argillic assemblages. Neutralization and cooling of the fluid during lateral fluid flow repeats this zoning pattern, with proximal silicified and leached zones flanked first by advanced argillic alteration, and then by more distal illite dominated alteration. As the hydrothermal system evolves, younger, more reduced hydrothermal fluids, probably generated by interactions between ascending hypersaline magmatic fluid and meteoric water dominated convection cells, then transport and deposit metals (Au-Ag-Cu) along the same conduits utilized previously. Metals may be sourced directly from the magmatic fluids or leached from country rocks.

Mineralization

A gold mineralized high angle silicified structural zone is exposed in Argentite Canyon and has been the focus of historic artisanal scale mining. The mineralized zone is characterized by pervasive silicification and quartz veining and in places comprises a quartz cemented silicified breccia. An adit with no more than 50 meters of combined drifting and a few small prospect pits are the only known historic mines or exploration workings at the project. Brecciation and silicification of the structural zones is intense and iron oxide staining varies from nil to intense. Alteration and mineralization are confined to structurally broken zones. The host rock latites are not visibly altered or mineralized peripheral to the structural zones.

Work by previous project operators Camnor Resources Ltd. (“Camnor”), Cordex Exploration Co. (“Cordex”), and Fronteer partially tested the epithermal gold system exposed in Argentite Canyon and identified hot spring sinter deposits that crop out at elevations 140 meters above the canyon floor. Rock chip samples of the silicified zone exposed in the adit were reported by Camnor to yield as much as a 17 meter width assaying greater than 3.7 gpt Au. Samples collected from silicified and brecciated outcrops in Argentite Canyon were reported to yield as much as 3.3 gpt Au. The sinters were reported to contain geochemically anomalous concentrations of Au, As, Sb, and Hg. The historic rock chip assay data has not been independently confirmed by Dr. Gray but was obtained by exploration groups and personnel known to Dr. Gray and believed to be credible. Dr. Gray conducted independent sampling of the silicified zones exposed in Argentite Canyon and of the sinters cropping out above the canyon on the east side. The results verify that the silicified structural zones contain significant gold concentrations and that the sinters are geochemically anomalous. Dr. Gray’s samples across the silicified breccias zones exposed in Argentite Canyon yielded as much as 1.9 gpt Au over a width of 1.5 meters. Dr. Gray’s sample of quartz vein material from the dump at the adit yielded 17.6 gpt Au and his samples of the sinter returned assays of 0.03 gpt Au and as much as 286 ppm Sb. In cases where samples were collected at a sample site marked from prior sampling by Fronteer, gold assays matched those reported by Fronteer.

Cordex is known to have drilled exploration boreholes in Argentite Canyon but Dr. Gray does not have access to the drill data. Drilling by Camnor in 1997 was reported to have returned significant widths of gold mineralized quartz veined zones hosted in Tertiary volcanic strata, with intercepts of as much as 45.7 meters @ 1.2 gpt Au reported in public press releases. Dr. Gray has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data was obtained from sources believed to be reliable but cannot be verified and the Camnor drillhole data has not been independently confirmed by Dr. Gray. Both Camnor and Cordex interpreted east-striking structures as controls of the gold mineralization exposed in Argentite Canyon.

Table 6. Sample descriptions and assay data for Argentite property rock samples collected by Gray.

During the field review mineralized zones exposed in Argentite Canyon and hydrothermal silica sinter outcrops on the east side of the canyon were visited. High angle silicified and quartz veined zones were observed in the canyon bottom, and low temperature chalcedonic silica replacement deposits and sinters were seen 140 meters above the canyon floor on the east side. The sinters comprise bedded laminated sinter, low temperature chalcedonic silica replacement of sediments possibly deposited contemporaneously with the sinters, and sinter cemented sinter breccias. Accumulated thicknesses of as much as 15 meters of sinter and related high level silicified sediments were observed at elevations of 7,880 feet. Geologic mapping by Cordex indicates that the sinters extend for at least 2,500 feet along a northwest trend.

Data Verification

Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the Argentite property. Nearly all of this work is historic in nature, and as such the reported results are not NI 43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the project were reviewed by Dr. Gray. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from RC drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by Dr. Gray were geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays.

Bridgeport has not yet commenced an exploration program at the Argentite property beyond the work completed as part of the Nevada Report, thus there is no prior data generated by Bridgeport to be verified.

Production Data

No significant historic production is reported from the Argentite property.

Adjacent Properties

The Argentite property is not contiguous with any historic or active mining or exploration property. The nearest active mining property is the Mineral Ridge gold mine, located 13 kilometers to the east.

Metallurgical Testing

No metallurgical studies have been conducted by Bridgeport, nor is historical metallurgical data available for the property.

Mineral Resource Estimate

Data is insufficient to permit estimation of a mineral resource at the Argentite property.

Other Relevant Data and Information

To the best knowledge of Dr. Gray, all relevant data has been presented in the Nevada Report.

Recommendations

Target Concepts

The target concept at Argentite is an epithermal low sulfidation gold system, in a high level and/or hot spring environment, prospective for both bulk minable near surface deposits and high grade, structurally controlled deposits minable by underground methods. Target analogs include the Mineral Ridge mine located approximately 13 kilometers east of Argentite. The host rocks at Mineral Ridge are metasediments rather than volcanics, but the mine is developed on a structurally controlled epithermal gold deposit which is reported to have produced 575,000 ounces gold from open pit and underground operations and hosts a Measured Mineral Resource and Indicated Mineral Resource of 221,000 ounces and an inferred resource of 136,000 ounces. Another possible exploration analog for the Argentite prospect is the McLaughlin deposit in Napa County, California, which comprises gold bearing epithermal sheeted veins underlying subaerial sinter. McLaughlin hosted a total gold resource (production and reserves) greater than 3.5M ounces gold. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Argentite property.

Work by previous project operators has partially tested the epithermal gold system exposed in Argentite Canyon and identified geochemically anomalous (Au, As, Sb, Hg) hot spring sinter deposits that crop out at elevations 140 meters above the canyon floor. Historic drilling returned significant widths of gold mineralized quartz veined zones with intercepts of as much as 46 meters @ 1.2 gpt Au reported. East-striking structures were interpreted as controls of the gold mineralization exposed in Argentite Canyon.

During the field review mineralized zones exposed in Argentite Canyon and hydrothermal silica sinter outcrops on the east side of the canyon were visited. High angle silicified and quartz veined zones were observed in the canyon bottom, and low temperature chalcedonic silica replacement deposits and accumulated thicknesses of as much as 15 meters of sinter and related high level silicified sediments at the highest elevations on the east side of the canyon.

Sampling of the silica sinters by previous operators was reported to yield anomalous gold concentrations of as much as 0.1 ppm Au with elevated Hg concentrations. Independent sampling by Dr. Gray confirmed that the sinters contain geochemically anomalous Au, As, and Sb contents. Dr. Gray considers the low level metal anomaly in sinter to be significant supporting evidence that the sinters were deposited as part of an auriferous hot springs epithermal system. Such systems often do not produce economic gold concentrations in the near surface environment but may host economic gold concentrations at relatively shallow depths.

The data is permissive of a model in which both the gold showings in Argentite Canyon and the sinters to the east are part of the same mineralizing system, and the sinters represent the highest level of the paleo-hydrothermal system, whereas the auriferous stockwork zones represent a deeper portion of the same system. If so, a 140 meter vertical extent of the system is exposed, and potentially economic gold concentrations are present at depths of 140 meters below the paleosurface marked by the sinters, thus the sinters east of Argentite Canyon are guides to potentially economic gold concentrations at relatively shallow depths beneath them.

Exploration Program and Budget

The exploration target concept is straightforward, yet requires further data collection to define drill targets. The concept to be explored is gold mineralized zones underlying silica sinters, with gold mineralization controlled by the structural zones that served as conduits for the sinter forming hydrothermal fluids. Sinter outcrops are discontinuously present over an area of greater than 1 square kilometre. In the opinion of Dr. Gray, developing drill targets within the prospective zone of known sinter outcrops will require:

1.	Compilation of historic exploration data into a GIS database.

2.	Creation of 2D and 3D models of geology, vein structures, and mineralized zones using drillhole information and outcrop maps.

3.	Detailed geologic mapping and rock chip sampling.

4.	Grid soil geochemical surveys to identify hidden structural controls to gold distribution.

5.

Terrestrial induced polarization (“IP”)/resistivity/magnetic surveys to seek evidence of pyritic zones (chargeability highs), silicified zones (resistors) and structures (magnetic gradient discontinuities) within the prospective area.

6.

Drill testing the interpreted structural zones that controlled formation of the sinters at depths of 150 meters below the sinters. A total of 3,000 meters of RC drilling is recommended for the first phase drill test.

Dr. Gray recommends completion of a recommended work program that is estimated to require 8 months and approximately US$0.8M. A Phase 2 drill and resource modeling program with a budget of US$1.0M would be conditional upon successful results from the Phase 1 program. The timing of proposed expenditures includes approximately US$1.4M in 2011 and US$0.4M in 2012, assuming the completion of Phase 2 is warranted based upon prior results received.

Table 7. Proposed exploration program and budget, Argentite property.

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$31,500	$42,300
Geophysical Surveys (IP/Resistivity)	$150,000	$-
Roads and Drill Pads	$50,000	$75,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$246,000	$410,000
Drilling - Diamond Drill Core	$-	$-
Drilling – Core	$-	$-
Assays, drill samples	$60,000	$100,000
Assays, rock and soil	$-	$-
Senior Geologist	$29,250	$29,250
Project Geologists	$73,500	$63,000
Technicians/Samplers	$25,200	$25,200
Vehicles and Fuel	$30,030	$27,720
Permits	$15,000	$25,000
Field Supplies	$40,000	$40,000
Travel Costs	$24,000	$24,000
Environmental Costs/Reclamation	$50,000	$75,000
Total	$824,480	$1,011,470
Total Phase 1 & Phase 2		$1,835,950
(1) Conditional upon positive result from Phase 1 program

The Corporation believes these recommendations are appropriate and will be followed should the Corporation move forward with this property.

As of June 30, 2011 the Corporation had completed a soil geochemical survey and ground magnetometry survey over a portion of the claim block.

Bellview Property

Property Description and Location

The Bellview property is located in White Pine County, Nevada, at coordinates 616,828E, 4,438,341N UTM Zone 11 NAD83. The property is 363 kilometers east-northeast of Reno, Nevada, and 85 kilometers south-southeast of Elko, Nevada (see Figure 1). The property area is approximately 1095 hectares (443 acres).

Surface Rights

The ownership of surface rights at the Bellview property is Federal, administered by the US National Forest Service.

Mineralization

Historic artisanal small mines and exploration workings are present within the Bellview property. Nearly all are developed on zones of outcropping quartz veins or silicified carbonates (jasperoids). No metals are currently produced from the property.

Access, Climate, Infrastructure, and Physiography

The Bellview property is located 363 kilometers east-northeast of Reno, Nevada and 85 kilometers south-southeast of Elko, Nevada (see Figure 1). Access is by highway 228, unsurfaced United States Forest Service (“USFS”) road 114, and Cherry Springs Road, and may require use of an all wheel drive vehicle. Paved state Highway 264 passes within 23 kilometers of the property on the west side.

All basic services are available in Elko. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region. The nearest commercial airport is located in Elko, with turboprop commuter flight connections to Salt Lake City.

The property is located in the north-central portion of the Great Basin physiographic province, on the west flank of the Ruby Mountains. Topographic relief is moderate and elevations in the project area range from 2,000 meters ASL to 2,350 meters ASL. Broad valleys of low relief and pediments west of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is temperate with total annual precipitation of 33.2 centimetres and seasonal temperatures ranging from an average annual high of 31o C in July and an average annual low temperature of -10o C in January, as measured at meteorological station Ruby Lake Nevada 267123 located at 40° 12” N, 115° 30” W, 1,831 meters ASL. Snowfall in the period December to March may preclude exploration activities.

Vegetation in the area consists predominantly of piñon-juniper forest.

History

The Bellview property reviewed is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Bellview property are shown in Table 8.

Table 8. Exploration History Bellview Property.

Company	Year		Type of Work	Comments
Unknown	1951- 1954	Pb- Zn	Mining	Small, pits, shafts, and adits; 10% Pb and 1 oz/ton Ag
Kohlmoos and Zilich	1970	Au	Stake Claims	Claim Staking
Arctic Precious Metals Inc.	1979	Au	Optioned
	1980- 1985	Au	Soil and Rock Sampling
			VLF-EM Survey
	1983		Mapping	Produced a 1:200 scale outcrop map
			Drilling	95 RC Drillholes (15,557ft)
			Resource	500,000 tons @ 0.034 opt Au NOT NI 43-101 COMPLIANT
Silver State	1986	Au	Drilling	10 vertical dh (1,105ft)
Mining Company
Pegasus Gold Inc.	1987	Au	Rock Chip	Across jasperoid areas
			Soil Sampling

Teck Resources Limited	1987- 1991	Au	Rock Chip Sampling
			TFM Survey	TFM Survey;
			Geologic Mapping	1:1000 and 1:200 scale maps
			Drilling	68 RC dh (10,630ft)
			Resource	1.12 m tons @ 0.031 opt Au( 0.96 g/t - 34,720 Au); NOT NI 43-101 COMPLIANT
Western States Minerals Corp.	1991- 1999	Au	Geologic Mapping	Mapping at 1:500 scale;
			Rock Chip	With mapping in 1999
Soil Geochemistry
	1991		Drilling	3 RC dh (1,410 ft)
	1993		Drilling	21 RC dh (9,595 ft)
	1995		Drilling	2 RC dh (800 ft)
Homestake Mining Company	1996	Au	Drilling	6 RC dh (2,835 ft)
Lyle Campbell	1980’s	Au	Drilling	20 RC holes Cherry Springs area, results unknown

Geological Setting

Regional Geology of the Bellview Property

The Bellview property lies within the north central Great Basin. The region of the Bellview property is underlain by Archean and Proterozoic crystalline basement which was rifted in Proterozoic time, forming a rifted continental margin west of the project area. Orogenic contractional deformation associated with the Late Paleozoic Sonoma orogeny thrust allochthonous blocks of western deepwater sedimentary strata, the Roberts Mountains and Golconda allochthons, onto the eastern shallow continental shelf facies sedimentary strata. Middle, Late Jurassic, Early Cretaceous, and Late Cretaceous orogenies associated with an east dipping subduction zone resulted in further displacement of the older allochthons and compressional events were followed by intervening periods of relaxation and extension. Extensional deformation has affected the area since the Late Eocene, with extension direction changing from northwest-southeast in the late Eocene to west-southwest-east-northeast in the late Eocene and middle Miocene, then to northwest-southeast in the late Miocene to present. Subduction related calc-alkaline magmatism affected the region in Middle and Late Jurassic, Cretaceous, Late Eocene, and middle Miocene time. Magmatic activity from Late Miocene to the present has been dominated by rift related tholeiitic bimodal magmatism.

Local Geology

The following discussion of project geology is based upon field examinations by Dr. Gray and a review of historic exploration data contained in the Fronteer project files.

The Bellview property is underlain by a series of Lower and Middle Cambrian limestones, shales, and dolostones.

It has been reported that dioritic, fine-grained, equigranular to medium-grained, weakly porphyritic dikes are found throughout the property. The main fault orientations at Bellview have been described as follows:

  North-northeast faults striking NA035 with apparent left lateral offset;
  NA000 to NA015 striking faults with normal offsets;
  NA325 striking faults with dip slip and oblique dextral normal displacement;
  East-west faults and shear zones of unspecified relative displacement.

Linear outcrops patterns of silicified Eldorado Dolomite suggest that north and northeast striking faults have locally controlled jasperoid formation.

The Bellview property has been described as a complex of folded folds, with the elliptical exposure of the Eldorado Dolomite representing the core of a refolded, doubly plunging anticline. Small-scale, broad folds or warps trending west-northwest and northeast throughout the property have been mapped.

It has been reported that the Secret Canyon and overlying units on the east side of the Eldorado exposures strike mostly to the north and dip moderately to the east. Northwest of the resource area, medium to thick-bedded limestones dip from between 37 and 62 degrees west and postulated an anticlinal fold in the center of the property area.

It has been proposed that the structural regime at Bellview represents the sliding of a detached sheet of shale-rich, plastically flowing, Middle Cambrian sediments over a corrugated basement of east-northeast trending rotated horsts and grabens where resistive, brittle fracturing Eldorado Dolomite highs forced upward warping and ramping of the overriding plate, back thrusting, and formation of tear faults along the margins of the Eldorado Dolomite highs.

Deposit Types

The exploration target recognized for the Bellview property is a Carlin-type deposit, here defined as a sedimentary rock hosted, structurally and lithologically controlled gold deposit of moderate to low temperature of formation. Divergent ideas for the formation of Carlin-type deposits have been proposed ranging from a distal magmatic hydrothermal origin; to formation from hydrothermal fluids generated by regional metamorphic processes; to an amagmatic origin related to regional fluid circulation due to crustal extension. Although the genesis of the Carlin deposits is a matter of dispute, the general characteristics of the deposits are not, and are summarized as follows:

  Metals contained in economically significant amounts are gold and silver.
  Other metals and elements present may include arsenic, antimony, barite and mercury.
  Host rocks are generally Paleozoic silty to massive limestones, dolostones, calcareous siltstones, and shales, with lesser amounts of ore hosted by interbedded mafic flows or crosscutting felsic dikes.
  Commonly occur at intersection of major normal faults with favorable stratigraphic units or thrust contacts.
  No clear association with intrusives although intermediate to felsic intrusions are present in many Carlin districts.
  Individual deposits or mineralized systems contain from 0.1M to 30M ounces gold.
  Associated hydrothermal alteration includes bedding controlled carbonate dissolution, structurally and stratigraphically controlled silica replacement (jasperoid formation), recrystallization of limestones and dolostones, and calcite veining peripheral to mineralized areas.
  Temperatures of formation ranging from 160 to 250° C under pressure of 300 to 800 bars.
  Ore and gangue mineral assemblage of quartz, illite, kaolinite, arsenian pyrite, arsenopyrite, stibnite, realgar, orpiment.
  Gold typically present as micron sized inclusions in pyrite.

Mineralization

The Bellview property hosts gold mineralized jasperoids and auriferous argillized, silicified, and quartz veined sedimentary strata. Historic mine and exploration workings are comprised of shallow prospect cuts in areas of boldly outcropping silicified dolostone or jasperoid. No metal production is reported from the property. Initial exploration interest in the property was focused on a gold bearing, jasperoid replaced, carbonate unit, the Cambrian Eldorado Dolomite. Subsequently it was observed that the overlying silty sedimentary strata at the base of the Cambrian Secret Canyon Formation were mineralized and hosted significant gold concentrations. Two areas of outcropping jasperoid are present:

1.

A large continuous area of jasperoid replaced Eldorado Dolomite exposed in the low hills on the westflank of the Ruby Mountains, beginning at Buck Spring and roughly bounded by Walker Canyon to the north and bounded to the south by the southwest-draining unnamed arroyo located immediately south of Water Canyon. The historic resource was discovered in the northern portion of this jasperoid zone in the Secret Canyon shales immediately overlying the jasperoid. The area including the northernmost jasperoid is herein referred to as the “resource zone”.

2.	A 400 x 200 meter area of jasperoid replaced Secret Canyon silty strata located in Cherry Springs Canyon at approximately 7,000 feet elevation, herein referred to as the “Cherry Springs zone”.

Gold concentrations are localized by both structural and stratigraphic features. Linear zones of jasperoid development in the Eldorado Dolomite and overlying strata are interpreted as high angle faults that allowed migration of mineralizing fluids into the strata of the lower Secret Canyon Formation. Within the Secret Canyon formation, hydrothermal fluids selectively mineralized the basal silty and shaly strata. The jasperoid replaced Eldorado Dolomite forms massive hill capping outcrops and linear rib like outcrops. The jasperoid is crosscut by sugary quartz veins. NA010 steeply west dipping veinlet sets were observed. The mineralized Secret Canyon shale is recessively weathering and is poorly exposed as subcrop and float boulders in the resource area, where it is observed as a drusy and chalcedonic quartz cemented clast supported angular breccia with clasts of variably silicified red-brown Fe-oxide stained siltstone. Structural controls to alteration and gold mineralization are observed in Cherry Springs Canyon and on the hills to the north. In Cherry Springs Canyon, NA015 steeply east dipping sheeted quartz veins cut siltstone of the Secret Canyon Formation and north of Cherry Springs Canyon a northeast striking structurally controlled zone of brecciation, quartz veining, and variable pervasive silicification cuts the Dunderberg Shales.

Sampling of the jasperoids and quartz veined and silicified zones by previous operators is reported to have identified geochemically anomalous gold, arsenic, and mercury concentrations, principally within the jasperoid in and near the resource zone, and lesser anomalies were reported from the Cherry Springs area. The historic rock chip assay data has not been independently confirmed by Dr. Gray but was obtained by exploration groups and personnel known to Dr. Gray and believed to be credible. Dr. Gray and RGM senior geologist Roman Solis (‘solis”) conducted independent sampling of the jasperoids and silicified and quartz veined outcrops and confirmed that they are anomalously gold, arsenic, and antimony mineralized. Samples of jasperoid replaced Eldorado Dolomite in the resource area yielded as much as 1.26 gpt Au. Samples of subcrop and float of the mineralized Secret Canyon shale collected in the resource area assayed up to 0.75 ppm Au. Silicified and quartz veined Dunderberg Shale north of Cherry Springs Canyon assayed 0.18 ppm Au and stockwork veined Secret Canyon Shale in Cherry Springs Canyon returned up to 0.15 ppm Au. Where independent samples were collected at sites previously sampled by Fronteer, assays confirmed the previously reported results.

During the last 30 years the property has been explored and drill tested by several operators. Geologic mapping, geochemical sampling, geophysical surveys, and several drilling programs have been completed. It has been reported that a total of 225 exploration drillholes have been completed at the property.

Table 9. Sample descriptions and assay data for Bellview project rock samples collected by M. Gray and Solis.

Legend
Property Outline
Outline of historic resource, not CSA NI43-101 compliant
Drill Holes
Company
Arctic Precious Metals
Silver State Mining
Teck Resources
WSMC
Homestake
Skylark Project
Resource area drilled by Artic Precious Metals, Silver State Mining, and Teck,
Walker Canyon
Water Canyon
Waterspout Spring
Rye Grass Spring
H U M B O L
Upper Cherry Spring
Cherry Spring
Area drilled by Lyle Campbell, 1980's
Assay results unknown
4,439,000
4,438,000
4,437,000
4,436,000
4,435,000
616,000
617,000
618,000
619,000
N
W
E
S
UTM Zone 11, NAD 1983
Bellview Property Historic Drillhole Locations as compiled by Fronteer Gold
Meters
0 125250 500 750 1,000
Feet
0 5001,000 2,000 3,000
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV
Date: 13 Nov 2010

Figure 4. Historic drillhole location map, Bellview property.

Table 10. Historic drill programs, Bellview prospect.

Company	Year	Drillholes	Assays Available	Comment
Lyle Campbell	1980’s	20 drillholes	No	Drilled at what are now Fronteer’s Skylark claims, no data available.
Artic Precious Metals	1980 to 1985	95 rotary and reverse circulation drillholes totaling 4,741m	Yes	Defined geologic resource of ~500,000 tons @ 0.034 opt Au. NOT NI 43-101 COMPLIANT.
Silver State Mining	1986	10 drillholes totaling 336 m	Yes	Infill drilling within resource area.
Teck Resources Limited	1987 to 1991	68 reverse circulation drillholes totaling 3,240m	Yes	Mostly infill drilling within resource area. Calculated resource of 1.12M tons @ 0.031 opt Au (~34,000 ounces). NOT NI 43- 101 COMPLIANT.
Western States Minerals	1991 to 1999	26 reverse circulation drillholes totaling 3,598m	Yes
Homestake	1996	6 reverse circulation drillholes totaling 864m	Yes	Tested geophysical and conceptual targets.

The most significant work is that of Teck Resources Limited (“Teck”) in the period from 1987 to 1991, when Teck drilled a gold resource estimated to contain 1,120,000 tons of ore grading 0.031 opt Au, using a 0.015 opt cutoff, for a total of 34,720 contained ounces of gold. Insufficient information is available regarding the procedures used to create the historic resource estimate to determine if it is compliant with the protocols set forth by NI 43-101. The resource estimate has not been independently verified. Dr. Gray has not reviewed the original drill logs, assay certificates, or resource model thus cannot comment on the accuracy of the reported drill results or resource estimate. The data was obtained from sources believed to be reliable but cannot be verified and the historical drillhole data and resource estimate has not been independently confirmed by Dr. Gray thus should not be used in economic assessments of the project’s value.

The mineralization was reported to be contained within the lowermost strata of the Secret Canyon Shale, immediately above the contact with the underlying jasperoid replaced Eldorado Dolomite. Lyle Campbell is reported to have drilled 20 RC drillholes in the Cherry Springs jasperoid area in the 1980’s. All that is known to Dr. Gray about these drillholes is that they were vertical and ranged from 125 to 465 feet in depth, with most less than 300 feet. Assay data is not available for these drillholes.

Data Verification

Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the Bellview property. Nearly all of this work is historic in nature, and as such the reported results are not NI 43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the project were reviewed by Dr. Gray. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from RC drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by Dr. Gray were geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays.

Bridgeport has not yet commenced an exploration program at the projects beyond the work completed as part of the Nevada Report, thus there is no prior data generated by Bridgeport to be verified.

Production Data

No significant historic production is reported from the Bellview property.

Adjacent Properties

The Bellview property is not contiguous with any historic or active mining or exploration property. The nearest active mining property is the Bald Mountain gold mine of Barrick Gold, located 13 kilometers to the south-southeast.

Metallurgical Testing

No metallurgical studies have been conducted by Bridgeport, nor is historical metallurgical data available for the Bellview property.

Mineral Resource Estimate

Data is insufficient to permit estimation of a mineral resource at the Bellview property.

The historical resource estimate for the Bellview property is discussed in the History and Mineralization chapters of the Nevada Report. Insufficient information is available regarding the procedures used to create the historic Bellview resource estimate to determine if it is compliant with the protocols set forth by NI 43-101. The resource estimate and has not been independently verified. Dr. Gray has not reviewed the original drill logs, assay certificates, or resource model thus cannot comment on the accuracy of the reported drill results or resource estimate. The data was obtained from sources believed to be reliable but cannot be verified and the historical drillhole data and resource estimate has not been independently confirmed by Dr. Gray thus should not be used in economic assessments of the project’s value.

Other Relevant Data and Information

To the best knowledge of Dr. Gray, all relevant data has been presented in the Nevada Report.

Recommendations

Target Concepts

The target concept for the Bellview property is a Carlin-style disseminated gold deposit or an intrusive related sedimentary rock hosted gold deposit. A possible analog is the Bald Mountain mine, located 13 kilometers south-southeast. The Bald Mountain mine has exploited gold mineralization hosted along the Dunderberg-Hamburg contact and from Geddes/Secret Canyon strata just above the Eldorado Formation. The Bald Mountain mine has reportedly produced over 2M ounces gold and as of 31 December 2009 hosted 4.5M ounces gold in measured and indicated reserves. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Bellview property.

The Bellview property has been explored and drill tested by several operators. Geologic mapping, geochemical sampling, geophysical surveys, and several drilling programs have been completed. Fronteer has compiled the historic data into an integrated GIS database, conducted additional field studies, and subsequently developed three target zones proposed for drill testing, summarized as:

  The Saddle Target, where brecciated, recrystallized, calcite-veined Hamburg Limestone is thrust over Secret Canyon strata. IP/Resistivity data suggests Eldorado Dolomite lies beneath the ground surface at shallow depths of 100-200 meters. A north-northwest trending topographic lineation passes through the target and leads to the Cherry Spring Au-As anomaly to the south.

  The Cherry Spring Target, located at Cherry Spring in an area of jasperoid development at the contact of a massive, locally oolitic limestone of unknown provenance with overlying Lower Secret Canyon shales and silty limestones. Fronteer’s rock chip samples of the jasperoids returned gold values up to 331 ppb Au, and arsenic values up to 533 ppm As. High angle northeast breccia structures intersect the jasperoid and are interpreted to have controlled gold mineralization. The intersection of these structures with the unexposed Eldorado-Secret Canyon horizon may be an area of significant gold deposition and is a compelling drill target.

The CS Target, where Fronteer’s sampling returned anomalous Au (up to 1.217 ppm) and As (up to 297 ppm) from rock chip samples from silicified limestone beds within the lowermost Dunderberg Formation just above the Hamburg-Dunderberg contact, a regionally important site for gold-mineralization. Controlling structures are a series of northeast and northwest-trending faults which intersect the stratigraphy. The drill targets are the Hamburg-Dunderberg and Secret Canyon-Eldorado Dolomite contacts where they are intersected by the high angle structures. Dr. Gray’s field review of the project validated the target concepts proposed by Fronteer.

Legend
target areas
Property Outline
Jasperoid
Dolomite Jasperoid
Shale Jasperoid
Outline of historic resource, not CSA NI43-101 compliant)
Detachment Fault
Faults inferred
CS Target
Saddle Target
Cherry Springs Target
Canyon
Water Canyon
Cherry Spring
4,439,000
4,438,000
4,437,000
4,436,000
4,435,000
616,000
617,000
618,000
619,000
620,000

N
W E
S

UTM Zone 11, NAD 1983

Bellview Property Drill Targets
(Jasperoids as mapped by Lanier, 1999)

Meters: 0 125 250 500 750 1,000

Feet: 0 750 1,500 3,000 4,500

prepared by
Resource Geosciences de Mexico

Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV

Date: 12 Nov 2010

Figure 5. Bellview property drill target map.

Exploration Program and Budget

Work by Fronteer and previous operators has identified several high priority targets for drill testing and the permitting process to allow for drilling of these targets has been initiated. The property is “drill ready” pending receipt of permits. Evaluation of the project should include:

1.	Expansion of the property concession package to include 100% of the historic resource and areas peripheral to the three defined drill targets.

2.	Drill testing of all three target areas defined by Fronteer. A 4,500 foot RC drill program should be an adequate first test.

Completion of the recommended work program is estimated to require 6 months (assuming permits obtained in 4th quarter 2010) and approximately US$0.8M. A Phase 2 drill and resource modeling program with a budget of US$1.0M would be conditional upon successful results from the Phase 1 program. The timing of proposed expenditures includes approximately US$1.3M in 2011 and US$0.5M in 2012, assuming the completion of Phase 2 is warranted based upon prior results received.

Table 11. Proposed exploration program and budget, Bellview property.

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$36,000	$36,000
Geophysical Surveys (IP/Resistivity)	$-	$-
Roads and Drill Pads	$40,000	$100,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$369,000	$328,000
Drilling - Diamond Drill Core	$-	$-
Drilling - Core	$-	$-
Assays, drill samples	$90,000	$80,000
Assays, rock and soil	$-	$-
Senior Geologist	$29,250	$29,250
Project Geologists	$52,500	$52,500
Technicians/Samplers	$21,000	$21,000
Vehicles and Fuel	$23,100	$23,100
Permits	$15,000	$100,000
Field Supplies	$40,000	$40,000
Travel Costs	$24,000	$24,000
Environmental Costs/Reclamation	$40,000	$100,000
Total	$779,850	$1,008,850
Total Phase 1 & Phase 2		$1,788,700
(1) Conditional upon positive result from Phase 1 program

The Corporation believes these recommendations are appropriate and will be followed should the Corporation move forward with this property.

Horsethief Property

Property Description and Location

The Horsethief property is located in Lincoln County, Nevada, at coordinates 741,187E, 4,211,966N UTM Zone 11 NAD83. The property is 223 kilometers northeast of Las Vegas, Nevada, and 19 kilometers northeast of Pioche, Nevada (see Figure 1). The property area is 802.68 hectares (1,983.47 acres).

Surface Rights

The ownership of surface rights at the Horsethief property is Federal, administered by the BLM.

Mineralization

Historic artisanal small mines and exploration workings are present within the Horsethief property. Nearly all are developed on zones of outcropping quartz veins or silicified carbonates (jasperoids). No metals are currently produced from the property.

Access, Climate, Infrastructure, and Physiography

The Horsethief property is located 223 kilometers northeast of Las Vegas, Nevada and 19 kilometers northeast of Pioche, Nevada. Access is by all weather unsurfaced roads from Pioche. In fair weather, all wheel drive vehicle is not required. Highway 93 passes within 19 kilometers of the property on the southwest side. The electric power grid that serves Pioche is 19 kilometers distant.

Basic services are available in Pioche, with additional services available in Ely, Nevada, 146 kilometers to the northwest. The project area is unpopulated. An adequate supply of experienced labor for mining operations can be drawn from the region.

The Las Vegas, Nevada airport is located 223 kilometers southwest of the project and is served by daily flights from major US cities. A general aviation use airstrip in Ely is capable of serving small passenger jets.

The property is located in the southeast portion of the Great Basin physiographic province, in the Wilson Creek mountain range. Topographic relief is moderate and elevations in the project area range from 1,980 meter ASL to 2,030 meter ASL. Broad flat valleys west of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

The climate in the area is semi arid with total annual precipitation of 30.2 centimetres and seasonal temperatures ranging from an average annual high of 31o C in July and an average annual low temperature of -13o C in January. Snowfall in the period December to February may preclude exploration activities.

Vegetation in the area consists of piñon-juniper forest.

History

The Horsethief property is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Horsethief property are shown in Table 12.

Table 12. Exploration History Horsethief Property.

Company	Year	Com	Type of Work	Comments
Canyon Resources Corp	1981	Au	Rock sampling	190 samples collected
Unknown	Historical	Au	Mining	Two 25 foot shafts and a few shallow pits
Canyon Resources Corp	1981	Au	Rock sampling	46 rock samples collected by Labradex Corporation for Canyon
Copper Range Exploration	1982- 1984		Drilling	40 RC dh (13,890 ft)
		Au	Geological Mapping	1 week program
			Rock Chip Sampling	20 samples collected
NovaGold Resources Inc.	1987	Au	Hand Drill Sampling	No results

Geological Setting

Regional Geology of the Horsethief Property.

The geologic setting of the Horsethief area project has been summarized as being situated within the east-central Nevada Caldera province, a poorly understood series of nested Tertiary calderas. A public domain geologic report from the NBMG described a volcanic rock package near Horsethief, east of Caliente, Nevada, that is several thousand feet thick, and consists of flows, mud flows, breccias, and tuffs which are andesitic in appearance, but may be latitic or dacitic in chemical composition and are intruded by small dioritic and monzonitic stocks. The age of these rocks is not definitely known. The NBMG report states that they may be as old as Cretaceous or Jurassic.

It has been stated that the Horsethief window of Cambrian rocks is an unusual occurrence in a region dominated by volcanic rocks and he speculated that it may represent the tip of a larger package of autochthonous sedimentary rocks underlying the volcanic units or it could be a slide block into a caldera. He also reported that the same section of upper Cambrian rocks can be found in the Bristol/Highland Range 18 miles to the west of Horsethief.

Local Geology

The following discussion of project geology is based upon field examinations by Dr. Gray and a review of historic exploration data contained in the Fronteer project files.

The Horsethief property is centered upon a narrow, northwest trending horst of dolostone and limestone strata exposed through an erosional window in overlying Tertiary volcanic strata. The window, or area of exposed carbonates, is approximately 4.7 kilometers long and 400 to 1,300 metres wide. The surrounding Tertiary volcanic rocks comprise ash flow tuffs, air fall tuffs, flows, flow breccias, lahars and waterlain tuffs and have been mapped by the NBMG as undifferentiated Tertiary volcanics. The carbonate strata have been interpreted as Upper Cambrian strata of the Dunderberg Shale. Bedding of limestone and dolostone observed in outcrop dips gently to the northeast. An east-west trending zone of pervasive silicification of carbonate, mapped as jasperoid, covers an area of approximately 1,200 x 200 meters and was recognized by both the Nevada Bureau of Mines and Geology (“NBMG”) and Canyon Resources, and the latter mapped north-northwest trending shear zones cutting the carbonates and postulated an east-west high angle structure as a control of development of jasperoid. Igneous rocks are not exposed in outcrop but drill logs for rotary drillholes completed by Canyon Resources describe intercepts of altered felsic dikes.

Deposit Types

The exploration target recognized for the Horsethief property is a Carlin-type deposit, here defined as a sedimentary rock hosted, structurally and lithologically controlled gold deposit of moderate to low temperature of formation. Divergent ideas for the formation of Carlin-type deposits have been proposed ranging from a distal magmatic hydrothermal origin; to formation from hydrothermal fluids generated by regional metamorphic processes; to an amagmatic origin related to regional fluid circulation due to crustal extension. Although the genesis of the Carlin deposits is a matter of dispute, the general characteristics of the deposits are not, and are summarized as follows:

  Metals contained in economically significant amounts are gold and silver.
  Other metals and elements present may include arsenic, antimony, barite and mercury.
  Host rocks are generally Paleozoic silty to massive limestones, dolostones, calcareous siltstones, and shales, with lesser amounts of ore hosted by interbedded mafic flows or crosscutting felsic dikes.
  Commonly occur at intersection of major normal faults with favorable stratigraphic units or thrust contacts.
  No clear association with intrusives although intermediate to felsic intrusions are present in many Carlin districts.
  Individual deposits or mineralized systems contain from 0.1M to 30M ounces gold.
  Associated hydrothermal alteration includes bedding controlled carbonate dissolution, structurally and stratigraphically controlled silica replacement (jasperoid formation), recrystallization of limestones and dolostones, and calcite veining peripheral to mineralized areas.
  Temperatures of formation ranging from 160 to 250° C under pressure of 300 to 800 bars.
  Ore and gangue mineral assemblage of quartz, illite, kaolinite, arsenian pyrite, arsenopyrite, stibnite, realgar, orpiment.
  Gold typically present as micron sized inclusions in pyrite.

Mineralization

Mapping and sampling of the Horsethief property has identified a large area of variably gold mineralized jasperoid. The largest jasperoid body crops out over an area of roughly 900 x 150 meters and a smaller area of jasperoid crops out southeast of the main body. Several small prospect cuts and shafts in the area of jasperoid outcrops are the only known mine or exploration workings at the project. A joint venture between Canyon Resources and Copper Range explored the property in the period 1981 to 1984. Rock chip assay data generated by the joint venture reportedly defined gold anomalies in jasperoid, which was subsequently the focus of exploration drilling. The joint venture is reported to have completed two drill campaigns comprising a total of 40 rotary drillholes and a total of 4,233 meters.

Drillholes ranged from 39 to 195 meters depth, but were generally less than 100 meters. The drill campaigns identified a gold mineralized zone in jasperoid and a separate gold mineralized zone hosted in silty limestones. Gold mineralization was also reported from the basal portion of the volcanic units that overlie the limestones and dolostones. Significant mineralized intercepts of as much as 13.7 meters @ 1.2 gpt Au and 39.6 meters @ 0.79 gpt Au were reported. Dr. Gray has not reviewed the original drill logs nor assay certificates thus cannot comment on the accuracy of the reported drill results. The drill hole assay data was obtained from sources believed to be reliable but cannot be verified and the Canyon Resources drillhole data has not been independently confirmed by Dr. Gray. A grade-thickness plot of drillhole intercepts demonstrates an east-west trend to the most intensely mineralized portion of the jasperoid, consistent with Canyon Resources” interpretation of an east-west striking structural control to gold mineralization.

Dr. Gray and Solis conducted independent sampling of the jasperoids and silicified or quartz veined outcrops and confirmed that they are anomalously gold, arsenic, and antimony mineralized. Samples of jasperoid replaced limestone in the northern jasperoid area yielded as much as 0.176 gpt Au. The jasperoid is not everywhere gold mineralized and some samples of jasperoid did not yield gold above the 5 ppb detection limit. The jasperoid is locally an angular breccia and the color varies from brown to hematitic red. The samples of hematitic jasperoid collected by Dr. Gray and Solis all contained detectable gold whereas the brown colored jasperoid samples did not. No difference in degree of silicification was noted between the auriferous and barren jasperoids.

Table 13. Sample descriptions and assay data for Horsethief property rock samples collected by Gray and Solis.

Data Verification

Prior Exploration Campaigns

An extensive amount of exploration work has been completed on the property. Nearly all of this work is historic in nature, and as such the reported results are not NI 43-101 compliant. Digital copies of data files from exploration programs conducted prior to Bridgeport’s involvement with the project were reviewed by Dr. Gray. Data includes geologic maps, drillhole logs, drill sample assays, surface rock chip assays, and geophysical studies. Original documents are not available, nor is drill core or witness samples from RC drilling. Much of the exploration work was completed decades ago, and reclamation of drill sites and the effects of time and weathering have combined to destroy monuments and physical evidence of drillhole and surface sample locations. The only data that could be directly verified by Dr. Gray was geologic outcrop maps, some drillhole locations, and some outcrop rock chip sample assays.

Bridgeport has not yet commenced an exploration program at the Horsethief property beyond the work completed as part of the Nevada Report, thus there is no prior data generated by Bridgeport to be verified.

Production Data

No significant historic production is reported from the Horsethief property.

Adjacent Properties

The Horsethief property is not contiguous with any historic or active mining or exploration property. The nearest mining property is the Pioche gold mining district, located 24 kilometers to the southwest.

Metallurgical Testing

No metallurgical studies have been conducted by Bridgeport, nor is historical metallurgical data available for the property.

Mineral Resource Estimate

Data is insufficient to permit estimation of a mineral resource at the Horsethief property.

Other Relevant Data and Information

To the best knowledge of Dr. Gray, all relevant data has been presented in the Nevada Report.

Recommendations

Target Concepts

The target concept at Horsethief is a sediment hosted Carlin-style gold deposit. Nearby deposits that may represent geologic analogs include the Pioche district, located 24 kilometers to the southwest, which produced over 100,000 ounces gold and the Atlanta mine, located 49 kilometers north, which produced over 100,000 ounces gold and 1.7M ounces silver from jasperoid orebodies. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Horsethief property.

A joint venture between Canyon Resources and Copper Range explored the property in the period 1981 to 1984. Their mapping and sampling identified large areas of variably auriferous jasperoid. The drill campaigns identified a gold mineralized zone in jasperoid interpreted to be controlled by an E-W striking structure, and a separate disseminated gold zone south of the jasperoid zone, hosted in silty limestones. A soil geochemical survey completed by Fronteer in 2010 identified soil gold anomalies associated with the outcropping jasperoid, but importantly also identified anomalies south and east of the drill tested jasperoid zone. Figure 22.2 on page 99 of the Nevada Report presents the drillhole intercept grade- thickness data plotted on a surface plan view (the length of an intercept in meters is multiplied by its gold grade in ppm and the subsequent result is plotted at the location of the drillhole that hosts the intercept) for the main jasperoid zone and a plot of the soil gold data for the same area. The grade x thickness map is consistent with an east-west control to mineralization and the mineralized trend projects beyond the limits of the drill pattern. The soil gold assay data indicates that additional mineralized zones may be present to the south and southeast of the main jasperoid zone. The drillhole and soil assay data indicate potential for the gold mineralized zone to extend both east and west of the drilled jasperoid zone, into areas where the sedimentary strata are concealed by volcanic rocks, and to the south and southeast. The 1981 to 1984 drill campaigns failed to define a significant gold resource in the outcropping jasperoid, however, in many Carlin-type systems, auriferous jasperoids are present but do not comprise the economically significant orebody. Dr. Gray regards the auriferous jasperoid at Horsethief as a positive indication that a significant mineralized system was active at the property, thus the property remains prospective for gold deposits hosted by favorable sedimentary strata beneath the level of current outcrop exposure or drill testing, and for the discovery of gold deposits along the trend of the mineralized zone where it projects under volcanic cover rock.

Exploration Program and Budget

The historic drilling has adequately tested, with negative results, the possibility that the outcropping jasperoid is an orebody, however drilling indicates potential for disseminated gold mineralization in silty limestones that may occupy a stratigraphic level below that of the jasperoid replaced limestone. Exploration to date has not explored favorable strata at deeper stratigraphic levels nor the projection of mineralized zones where they are concealed beneath volcanic cover rocks. In order to evaluate these targets the following work plan is recommended:

1.	Compilation of all available geology, geochemical, and drillhole data into a GIS database.

2.	Creation of 2D and 3D models of geology using existing drillhole information and outcrop maps.

3.	On the basis of trends identified by analysis of the historic data, expand the land package by staking additional claims along the projection of mineralized zones and favorable strata.

4.	Complete soil and rock chip geochemical surveys, concurrent with geological mapping, to define stratigraphic intervals favorable for mineralization and possible structural controls to mineralization.

5.	Conduct geophysical surveys to seek evidence of non-outcropping mineralized zones. Silica alteration associated with mineralization may be evidenced by resistivity highs.

6.	Drill test developed targets. A 4,000 meter RC drill program will be an adequate phase one test.

Completion of the estimated work program is estimated to require 8 months and approximately US$0.8M. A Phase 2 drill and resource modeling program with a budget of approximately US$0.4M would be conditional upon successful results from the Phase 1 program. The timing of proposed expenditures includes approximately US$0.9M in 2011 and US$0.3M in 2012, assuming the completion of Phase 2 is warranted based upon prior results received.

Table 14. Proposed exploration program and budget, Horsethief Property

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$24,300	$14,100
Geophysical Surveys (IP/Resistivity)	$100,000	$-
Roads and Drill Pads	$40,000	$20,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$328,000	$164,000
Drilling - Diamond Drill Core	$-	$-
Drilling - Core	$-	$-
Assays, drill samples	$80,000	$40,000
Assays, rock and soil	$-	$-
Senior Geologist	$14,625	$4,875
Project Geologists	$63,000	$21,000
Technicians/Samplers	$12,600	$8,400
Vehicles and Fuel	$20,790	$9,240
Permits	$15,000	$20,000
Field Supplies	$40,000	$15,000
Travel Costs	$12,000	$4,000
Environmental Costs/Reclamation	$40,000	$20,000
Total	$790,315	$415,615
Total Phase 1 & Phase 2		$1,205,930

(1) Conditional upon positive result from Phase 1 program

The Corporation believes these recommendations are appropriate and will be followed should the Corporation move forward with this property.

As of June 30, 2011, the Corporation had completed a soil geochemical survey, terrestrial induced polarization/resistivity survyes, and a ground magnetic survey over the claim block.

General

Environmental Liability

Potential environmental liabilities associated with the historic exploration at the Blackrock, Argentite, Bellview and Horsethief properties have not been investigated or verified by Dr. Gray or RGM, but no significant environmental liabilities are apparent. Small abandoned shafts and unmineralized rock piles are present but there is no evidence of acid drainage. Old drill roads and drill pads at the properties have been adequately reclaimed by previous explorers. There are no plant facilities present within the project areas, nor are tailings piles present.

Permits

Exploration activities at the Blackrock, Argentite and Horsethief properties are subject to regulation by the BLM. Surface management regulations prescribed by regulation 43 CFR 3809 incorporates three levels of operation on BLM lands as summarized by the Nevada Bureau of Mines and Geology:

1.	Casual use by operator who does negligible disturbance - No notice or plan required. Need not contact BLM prior to initiating activities. Does not include use of earth moving equipment or explosives.

2.

Notice - Includes exploration activities that propose disturbance of five acres or less. A written notice must be submitted to the appropriate BLM field office 15 days prior to starting operations. No approval necessary. Effective for two years. May be extended for an additional two years.

3.	Plan of Operations - Includes all mining and processing activities and exploration exceeding five acres of disturbance. BLM approves plan.

Basic exploration activities, including road construction and drilling, on BLM lands can typically be permitted in 15 days.

Exploration activities at the Bellview property are subject to regulation by the USFS. Surface management regulations prescribed for exploration on USFS lands, as summarized by the Nevada Bureau of Mines and Geology require:

Any mineral development or exploration activities conducted under the General Mining law of 1872 on National Forest System lands must be approved pursuant to the surface management Regulations (36 CFR 228). An operator must provide information describing the proposed activity to the District Ranger. Operations which will cause a significant surface disturbance will require an approved plan of operations and a reclamation bond. Road Use Permits and other Special Use Permits may be required to access and utilities. Operators must also obtain all applicable state permits.

Basic exploration activities, including road construction and drilling, on USFS lands can typically be permitted in 12 months.

Exploration

The Corporation has not conducted any field based exploration on any of the properties which are the subject of the Nevada Report, beyond the confirmatory visits and reconnaissance mapping and sampling completed by Dr. Gray and Solis.

Drilling

No drilling campaigns have been conducted on any of the Blackrock, Argentite, Bellview or Horsethief properties by Bridgeport.

Sampling Method and Approach

Sampling Method, Nature, and Spacing

Surface Rock Chip Samples

Concurrent with the reconnaissance review of the Blackrock, Argentite, Bellview and Horsethief properties, Dr. Gray collected representative rock chip samples of distinct mineralized and altered zones. Solis assisted Dr. Gray in reconnaissance visits and sampling at Horsethief and Bellview. Samples were collected from rock exposed in outcrop, prospects, and mine dumps. The objective of the sampling was to determine metal contents and geochemical characteristics of particular zones of interest, and to verify that the mineralized zones that were reported to contain gold were in fact auriferous. All samples were collected by Dr. Gray or Solis, and remained exclusively in the possession of Dr. Gray until such time that they were delivered by Dr. Gray to the ALS Chemex sample reception and preparation facility in Elko, Nevada.

Samples collected were representative grab samples, representative composite samples oriented perpendicular to the structural fabric of the feature of interest being sampled, and both select and random mine dump samples. All samples were collected by hand, using hardened steel geological hammers. Samples were placed in plastic or cloth sample bags and sealed. Sample weights varied from 2 to 4 kilograms. Sample spacing was variable, and was a function of exposure of mineralized or altered rock. Sample descriptions, location data, and multi-element assay data was captured in digital format.

Recovery Factors

No factors were identified that materially impact the accuracy or reliability of the sample results. Surface rock chip samples were collected manually and recovery was 100%.

Sample Quality and Representativity

In the opinion of Dr. Gray, samples collected are of high quality and representative of the mineralized areas being evaluated.

Surface sample locations were selected to be representative of the geologic feature being investigated. Representative sample was collected by chipping and collecting rock along a line perpendicular to the orientation of the structure or feature being sampled. Industry standard methods and best professional judgment were used in collection of the rock chip samples, however, by nature, manually collected rock chip samples are of lesser quality than mechanically collected continuous samples (i.e. cored or cut samples). The surface rock chip samples are of sufficient quality and confidence to be used for preliminary assessments of the project’s mineral potential but were not designed to provide detailed or reliable information of true mineralized dimensions and grades.

Sample Preparation, Analyses, and Security

It is the opinion of Dr. Gray that sample preparation, security, and analytical procedures used were adequate to insure the integrity and reliability of the sample data base.

Personnel

All samples were collected exclusively by Dr. Gray and Solis. Employees, officers, directors, or associates of Bridgeport were not involved in sample collection or preparation.

Bridgeport Resources Sampling Program

Sample Security/Chain of Custody

Geologic descriptions of the sample, including nature of the sample, length of sample, lithology, alteration, and mineralization, were captured in geologic field books. Samples were sealed in plastic or cloth sample bags with tie closures. Samples were stored in Dr. Gray’s locked vehicle until such time that they were delivered directly by Dr. Gray to the ALS Chemex sample reception facility in Elko, Nevada.

Sample Preparation by ALS Chemex

Analytical work was performed by ALS Chemex, an ISO 9001:2000 certified international provider of analytical services to mining and exploration companies. Sample preparation was conducted at the ALS Chemex facility in Elko, Nevada and analyses were completed at the ALS Chemex laboratory in Vancouver, British Columbia.

ALS Chemex reports the following preparation method: Each sample was dried and the entire sample was crushed to better than 70% passing a 2 millimetres (Tyler 10 mesh) screen. Using a riffle splitter, a split of up to 250 grams was taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

Analytical Techniques used by ALS Chemex

Gold content was first analyzed utilizing standard fire assay fusion, followed by atomic absorption analysis, of a 30 gram nominal sample weight (ALS Chemex procedure Au AA23), with a detection limit of 0.005 ppm and upper limit of 10 ppm.

All other applicable elements were analyzed utilizing four acid digestion (HF-HNO3-HClO4 acid digestion and HCl leach) and Inductively Coupled Plasma - Atomic Emission Spectroscopy methods (ALS Chemex procedure ME-ICP61).

OTHER NEVADA PORTFOLIO PROPERTIES

The Nevada Portfolio also includes six additional properties known as the Hot Pot, Fri Gold, Columbia, Kobeh, Ashby and East Walker properties. Summaries of each of these six additional properties are set forth below, together with the Corporation’s proposed 2011 exploration program for each such property. The aggregate expenditures allocated to explore these properties over the ensuing 12 months is $5 million.

Hot Pot

The Hot Pot property is located 273 kilometers northeast of Reno and 49 kilometers east-southeast of Winnemucca, in Humboldt County, Nevada. The property is comprised of 36 unpatented mining claims which are all located on BLM land. An aggregate 3% NSR is held by Fronteer and certain other third parties with regard to the Hot Pot property.

No mineralization is known to occur at the Hot Pot property. The property is considered prospective because of its location on a regional mineralized trend. It is proximal to and in between the Lone Tree and Twin Creeks gold mines which host high tonnage, low grade, sediment-hosted gold deposits occurring along the Battle Mountain-Eureka Gold Trend. The project area is blanketed by colluvium and does not host bedrock exposures. The only direct geological information for the property comes from a drill hole reported at the southern boundary of the claim block, which penetrated 160 meters of valley fill colluvium and basalt before intersecting Mississippian-Permian strata of the Havallah sequence, comprising the upper plate of the Golconda thrust, before penetrating quartzite of the lower plate Valmy Formation. Assays for this drillhole are not available.

Bridgeport intends to explore the Hot Pot property by performing a variety of ground geophysical surveys to identify structural zones that may have localized hydrothermal fluid flow and gold concentrations, and following-up with a 2,000 meter RC drill program.

As of June 30, 2011 the Corporation had completed four of six planned drillholes at the Hot Pot property.

Figure 6. Overview of the Hot Pot area.

Fri Gold

The Fri Gold property is located 226 kilometers southeast of Reno and 53 kilometers northwest of Tonopah in Nye County, Nevada. The property is comprised of 28 unpatented mining claims which are all located on BLM land. A 2% NSR is held by Fronteer with regard to the Fri Gold property.

Two mineralized zones have been identified at the Fri Gold property, an epithermal gold system exposed on the west side of the property, referred to as Fri Gold West, and a Cu-Mo porphyry mineralized target known only through subsurface drillhole data in the east side of the property, referred to as Fri Gold East. No metal production is known to have occurred from the property. Small prospect pits are the only exploration or mine workings present outside the southeast corner of the project area. A small open cut turquoise mine lies just outside the southeast corner of the project area and the Hall Cu-Mo Porphyry Deposit is located a few miles to the south.

An epithermal mineralized showing comprised of low temperature silica replacement of clastic sedimentary strata, silicified breccias zones, and quartz veining, is exposed on the western edge of the claim block and was drill tested by a previous explorer in 1986. Host rocks are Triassic and Jurassic siltstones and limestones, overlain by Tertiary felsic volcanics. A total of 32 reverse circulation drillholes were completed, ranging from 100 to 350 foot depth, as summarized in Table 15 below. A 1,300 meter strike length of a silicified structural zone was drill tested. No potentially economic intercepts were returned but gold concentrations exceeding 0.1 ppm were reported from several drillholes, and notably, the most important anomalous intercepts came from the drillholes at the extreme northwest and southeast ends of the drill pattern. Drillholes ROY-16 and ROY-28, drilled at the northwest limit of the drill pattern reportedly yielded 65 feet @ 0.24 gpt Au and 110 feet at 0.18 gpt Au respectively and were the broadest gold anomalous intercepts returned from the drill program. This drillhole data suggests a possible continuation of the mineralized zone with increasing intensity to the northwest of the drill tested area, beneath the pediment plain.

Figure 7. Plan map showing the Fri Gold West and Fri Gold East target areas.

Exploration drilling by previous explorers is reported to have intersected Cu-Mo mineralization at depths of greater than 150 meters at Fri Gold East. Mineralized intercepts came from a buried granodiorite intrusion and wallrock sedimentary strata. Narrow granodioritic dikes exposed at surface in the Fri Gold East area may be apophyses from the concealed intrusive. A gold mineralized intercept was reported from a 1972 drillhole completed by another previous explorer. The drillhole, FR3 reportedly returned 62 feet @ 0.097 opt Au (18.9m @ 3.32 gpt Au) from 810 to 872 feet, with assays provided by atomic absorption methods, however, a 2005 diamond core hole that twinned the 1972 drillhole failed to intercept any interval containing greater than 80 ppb Au, although an anomalously Cu and Mo mineralized intersection of 131 meters @ 253 ppm Cu and 129 ppm Mo was reported (Table 16). The 1972 and 2005 drillhole assays and logs confirm the presence of a Cu and Mo mineralized intrusive that supports a porphyry Cu-Mo target concept, however the modern data apparently negates the target concept of an auriferous porphyry.

Bridgeport intends to explore the Fri Gold property by compiling all data into a 2D GIS and 3D database, completing a detailed geological mapping program to define the structural controls to hydrothermal alteration and mineralization, performing a regional rock chip sampling program to identify gold mineralizing trends, and following-up with an extensive 3,000 meter RC drill program.

Table 15: Summary of drillhole data, Fri Gold West area.

Table 16: Summary of drillhole data, Fri Gold East area.

Columbia

The Columbia property is located 234 kilometers northeast of Reno and 108 kilometers northwest of Winnemucca in Humboldt County, Nevada. The property is comprised of 57 unpatented mining claims which are all located on BLM land. A 2% NSR is held by Fronteer with regard to the Columbia property.

Gold mineralization at the Columbia project is present as auriferous arsenopyrite-quartz veins. The veins are exposed and partly developed at the abandoned Columbia and Juanita mine shafts and associated workings. Dr. Gray visited the historic workings and surrounding areas of the Columbia mine. Bedrock was seen only in exploration trenches, prospect cuts, and shafts. Fine grained, thermally metamorphosed clastic sediments with extreme planar shear fabric were observed to host irregular milky quartz veinlets.

The property is reported to have been drill tested by a previous explorer in the early 1980’s yielding narrow high grade intercepts in two of the three holes drilled. Drillhole intercepts reported include:

  Drillhole C1, intercepted 3 meters wide open stope on the projection of the vein.

  Drillhole C2, 3meters @ 9.6 gpt across the vein, down dip of the Columbia mine workings, with the hangingwall portion of the vein assaying 1.5 meters @ 15.8 gpt Au.

  Drillhole C3, 3.6 meters vein interval, of which the hangingwall vein contact yielded 0.3 meters @ 14.4 gpt Au and the footwall contact yielded 0.3 meters @ 17.8 gpt Au.

The intervening 3.0 meters of quartz vein material was described as lacking arsenopyrite and was not significantly gold mineralized. The weighted average intercept for the entire vein intercept was 3.6 meters @ 2.7 gpt Au.

Figure 8. Prospect cut at Columbia workings exposing sheared metasediments and discontinuous quartz veining, in hangingwall of mined structure.

Drillhole data indicates continuity of the mineralized vein at least 100 meters downdip of the deepest mine workings, with mineralized widths of up to 3.6 meters. The mesothermal nature of the vein is consistent with vertical extents of mineralization of several hundreds of meters. The structure that controls mineralization appears to have a strike length of at least 1,300 meters as exposed on surface as measured from the Columbia workings to the southeast to the Juanita workings to the northwest. Although the structural zone appears to be continuous, it is not known if mineralization is similarly continuous along it.

Bridgeport intends to explore the Columbia property by compiling all data into a 2D GIS and 3D database, completing a detailed geological mapping and a rock chip sampling program, performing a regional grid soil sampling program to identify mineralized structures, implementing a variety of ground geophysical surveys to identify parallel mineralized structures within the larger shear zone that hosts the Columbia vein, and following-up with a 2,500 meter, RC drill program.

Kobeth

The Kobeh property is located 132 kilometers southwest of Elko, Nevada and 34 kilometers northwest of Eureka in Eureka County, Nevada. The property is comprised of 37 unpatented mining claims which are all located on BLM ground. An aggregate 3% NSR is held by Fronteer and certain other third parties with regard to the Kobeh property.

No mineralization is known to occur on the Kobeh property. Tertiary volcanic strata crop out on Kobeh Ridge on the eastern limit of the project while the remainder of the project area is covered by valley fill colluvium. The property is prospective because of its proximity to the Afghan and Gold Ridge gold deposits and its position within the regionally mineralized Battle Mountain – Eureka Trend.

It has been reported that the property has been partly drill tested by 6 drillholes completed by previous explorers. Historic drillhole logs and assays are not available to Dr. Gray but it has been reported that the drillhole data indicates that Paleozoic sedimentary strata are concealed by 5 to 60 meters of colluvial and volcanic cover and that stratigraphic sequences known to host gold mineralization elsewhere in the region underlie the property. The target concept of previous operators was a stratigraphically controlled gold deposit at the contact of the Mississippian Webb Formation and underlying Devonian Devils Gate limestone. Stratigraphically deeper Devonian mudstones and carbonate strata hosted ore at the nearby Gold Bar Project (1Moz+Au), which includes the Gold Pick and Gold Ridge mine. Pathfinder geochemical anomalies of As, Sb, and Hg, similar to those associated with the aforementioned mines are reported at the prospect.

Bridgeport intends to explore the Kobeh property by performing a stratigraphic, 1,500 meter RC drill testing program to determine if the sedimentary strata located on the property is favourable to host gold mineralization as suggested by historical records.

Figure 9. Aerial View of the Kobeh Property showing the Gold Pick/Gold Ridge mine pits in the distance.

Ashby

The Ashby property is located 20 kilometers southwest of Luning, 22 kilometers southeast of Hawthorne, Nevada, and 111 kilometers northwest of Tonopah in Moneral County, Nevada. The property is comprised of 3 unpatented mining claims which are all located on BLM land. A 2% NSR is held by Fronteer with regard to the Ashby property.

The property hosts two or more parallel gold mineralized zones which have been exploited by small underground mines, all serviced by shafts developed along a northwest striking, southwest dipping quartz veined structural zone. The northern portion of the property was visited however no outcrop was observed. Mine dumps have obscured the original outcrops that presumably led to discovery of the Ashby vein. Vein material on dumps consists of white milky and bull quartz with minor amounts of coarse mineral oxidizes to give malachite stain.

Historic drillhole data and artisanal mines demonstrate that a 500 meter strike length of the vein is variably gold mineralized over widths of 1.5 to 9 meters with grades varying between 0.030 and 0.26 ounces (1 and 8 g/t) gold in the Lazy Man mine area.

Bridgeport intends to explore the Ashby property by compiling all data into a 2D GIS and 3D database, and following-up with a 2,000 meter, RC drill program. The exploration program will focus on identifying a larger, much bigger, system.

Table 16. Historical drill data, Ashby

Figure 10. Drillhole location of map of the Ashby property.

East Walker

The East Walker property is located 102 kilometers southeast of Carson City, Nevada and 35 kilometers west-southwest of Hawthorne, Nevada in Lyon County. The property is comprised of 4 unpatented mining claims which are all located on USFS land. A 2% NSR is held by Fronteer with regard to the East Walker property.

The East Walker property is situated in the Walker Lane Trend within the Masonic Precious Metals District. The target concept recognized at East Walker is a bulk minable epithermal gold deposit, partially exposed in an erosional window and extending underneath thin cover of post mineral volcanic strata. Nearby deposits which may be target analogs include the Borealis mine, located 23 kilometers to the east-southeast, which has mined 635,000 ounces gold and currently hosts a proven and probable reserve of 377,000 ounces gold.

Gold mineralization at East Walker is epithermal and is hosted by brecciated and silicified volcanic strata. The property was previously explored in 1984 by an explorer who is reported to have mapped and sampled a 900 meter long, 60 to 140 meter wide east-west trending zone of outcropping silica and clay alteration which yielded anomalous (>0.1 gpt) gold contents, with individual channel samples of as much as 2 gpt Au. Previous exploration of the property in 1990 reported continuous trench sampling results of as much as 24 meters @ 3.39 gpt Au.

15 shallow vertical drill holes were completed on the property in 1984. The land package held by the exploration company at the time did not cover the majority of the outcropping auriferous altered zone and their 1984 drill holes were located along the southern boundary of their claim block. Most were collared outside of the rock chip gold anomaly. Because all such drill holes were vertical they did not test a possible high angle structural control to the gold mineralization. Intercepts of as much as 19.8 meters @ 0.62 ppm Au were reported. A summary of highlighted drill hole results is set forth below:

Table 17. Highlighted results from 1984 drill program.

The Corporation believes that the East Walker property mineralization projects beneath unmineralized andesites and basalts and may be significantly larger than the current exposure. Drill pads and drillhole monuments were observed in the field whose locations match those shown on historic maps. Primary controls on alteration and mineralization appear to be structural, but this does not preclude the possibility of discovering bulk minable targets controlled by broad structural zones or the intersection of mineralized structures with permeable volcanic strata.

Figure 11. Figure on top shows a historical soil sampling survey completed in 1984; figure on bottom is a geological section showing the property boundary and vertical drilling.

Bridgeport intends to explore the East Walker property by compiling all data into a 2D GIS and 3D database, completing a detailed geological mapping and a rock chip sampling program, implementing a variety of induced polarization/resistivity surveys to identify extensions of the mineralized zone beneath the volcanic cover, and following-up with an extensive 3,500 meter, RC drill program. Since the East Walker property is located on USFS land, it requires additional permitting time. The permits are anticipated to be filed in December, 2010 and Bridgeport expects to receive approval within one year of the application date.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of the Corporation constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the fiscal year ended April 30, 2011. This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the three fiscal years ended April 30, 2011, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The audited annual consolidated financial statements and the unaudited financial statements have been prepared in accordance with Canadian GAAP with a U.S. generally accepted accounting principles reconciliation note. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Except for statements of historical fact relating to the Corporation, certain information contained in this MD&A constitutes “forward-looking information” under applicable securities laws. See “Forward-Looking Statements.”

5.A. Operating Results

Twelve months ended April 30, 2011, compared with twelve months ended April 30, 2010

The Corporation’s net loss totaled $7,293,314 for the twelve months ended April 30, 2011, with basic and diluted loss per share of $0.20. This compares with net loss of $1,978,198 with basic and diluted loss per share of $0.12 for the twelve months ended April 30, 2010. The increase of $5,315,116 in net loss was principally because:

  The Corporation incurred an increase in professional fees of $477,894 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010. The increase can be attributed to increased corporate activity, including the Corporation’s registration under section 12(g) of the Exchange Act, which in addition to technical activities, required assistance from the Corporation’s auditors and corporate lawyers;

  The Corporation incurred an increase in stock-based compensation of $334,427 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010. The increase can be attributed to the vesting during the year ended April 30, 2011 of 1,700,000 stock options issued in fiscal 2010 and 2,340,000 stock options granted in 2011 (details below), compared to vesting during the year ended April 30, 2010 of 2,400,000 stock options issued during the twelve months ended April 30, 2010. The 1,700,000 stock options issued in fiscal 2010 and 2,340,000 options granted in 2011 (details below) have vesting terms subject to the Corporation`s stock option plan, which require a stock-based compensation expense of $1,352,186 to be recorded in the twelve months ended April 30, 2011 compared to $1,017,759 in the comparative period. Readers of the financial statements should be cautious about the valuation of stock- based compensation since it can affect net income (loss) significantly;

  During the twelve months period ended April 30, 2011, the following stock options were issued and modified:

On September 23, 2010, the Corporation granted 400,000 stock options to an officer pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 81%, risk-free rate of return 2.11% and an expected maturity of 5 years. For the year ended April 30, 2011, $172,227 was expensed to stock-based compensation;

On December 21, 2010, the Corporation granted 1,600,000 stock options to an officer pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black- Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 76.51%, risk-free rate of return 2.17% and an expected maturity of 5 years. For the year ended April 30, 2011, $481,064 was expensed to stock-based compensation;

On January 7, 2011, the Corporation granted 250,000 stock options to a director pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black- Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 76.09%, risk-free rate of return 2.24% and an expected maturity of 5 years. For the year ended April 30, 2011, $56,859 was expensed to stock-based compensation;

On March 15, 2011, the Corporation granted 35,000 options at $0.85 to an employee of the Corporation with an expiry date of March 15, 2016. The options shall vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black- Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2011, $4,508 was expensed to stock-based compensation;

On March 15, 2011, the Corporation granted 55,000 options at $1.00 to employees of the Corporation with an expiry date of March 15, 2016. The options shall vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black- Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2011, $6,626 was expensed to stock-based compensation;

During the year ended April 30, 2011, a significant shareholder of the Corporation, and a significant shareholder who is also a director and Chairman of the Corporation, granted an aggregate of 1,000,000 options to an officer of the Corporation to acquire certain of their holdings of common shares of the Corporation at an exercise price of $1.00 per share until September 29, 2015. These options vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 80%, risk-free rate of return 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and $nil was expensed as stock based compensation in the year ended April 30, 2011;

During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director have been modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant;

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

The expected term: the Corporation used the expected terms of five years, which is the maximum term ascribed to the stock options issued, for the purposes of calculating their value; the Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

Volatility: the Corporation used historical information on the market price of a similar company to determine the degree of volatility at the date the stock options were granted. Therefore, depending on when the stock options are granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.

Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent expected term at the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Also, the Corporation does not expect to pay dividends in the foreseeable future because it does not expect to bring its mineral properties into production and earn significant revenue in the foreseeable future. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

The Corporation incurred a decrease in reporting issuer costs of $95,831 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). The decrease can be attributed to higher costs in fiscal year 2010 related to the initial public offering on October 7, 2009 than fiscal 2011;

The decrease in management fees of $9,187 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010, can be attributed to payment of $45,313 (twelve months ended April 31, 2010 - $37,500) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. The Corporation paid $40,000 to Marrelli Support Services Inc. (“MSSI”) for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (twelve months ended April 30, 2010 - $36,000). Carmelo Marrelli is the president of MSSI. In fiscal 2010, $21,000 was paid to St. Germain Capital Corp., a corporation that is beneficially controlled by Steven Mintz, the former Chief Executive Officer of the Corporation. No such fees were paid in fiscal 2011. (See “Related Party Transactions” for further information);

The Corporation incurred an increase in business development fees of $30,381 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010. The increase can be attributed to consulting fees, investor relation costs and travel charges incurred to develop the Corporation’s investor profile and business opportunities for the Corporation which increased since completing the initial public offering on October 7, 2009 and also due to the Offering in December 2010;

General and administrative expenses increased by $812,703 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010 and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The increase can be attributed to increased corporate activity, which includes the Nevada Portfolio during the twelve months ended April 30, 2011 compared to the same period in 2010. General and administrative expenses include:

Description	Year ended April 30,	Year ended April 30,
	2011	2010
	$	$
General and Admin	136,129	20,516
Consultants	73,613	-
Travel	161,318	57,840
Payroll	268,430	23,225
Legal and accounting	70,150	-
Investor relations	24,963	-
Insurance	41,354	10,620
Rent	109,854	31,778
Communication	17,774	3,678
IT expenses	49,566	1,555
Meals	21,589	12,825
Total	974,740	162,037

  Foreign exchange gain increased by $150,680 during the twelve months ended April 30, 2011, compared with the same period in 2010. The increase in foreign exchange gain can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  The Corporation decided not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project. This amounted to $611,352;

  Through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) would not be made. As a result, Rio Condor’s rights in respect of such property have been forfeited and the associated costs of $554,473 with the project have been written-off;

  The Corporation decided not to continue with the Rosario project (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions). As a result, Rio Condor’s rights in respect of such properties have been forfeited and costs of $3,309,120 associated with the project have been written off;

  Interest income increased by $133,623 during the twelve months ended April 30, 2011. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, the private placement, which was completed on December 1, 2009 and the Offering and over allotment, which were completed on December 20, 2010 and January 7, 2011, respectively; and

  All other expenses related to general working capital purposes.

Three months ended April 30, 2011, compared with three months ended April 30, 2010

The Corporation’s net loss totaled $3,658,453 for the three months ended April 30, 2011, with basic and diluted loss per share of $0.09. This compares with net loss of $883,118 with basic and diluted loss per share of $0.05 for the three months ended April 30, 2010. The increase of $2,775,335 in net loss was principally because:

  The Corporation incurred a decrease in professional fees of $50,173 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010. The decrease can be attributed to decreased corporate activity in the fourth quarter of 2011 which required less assistance from the Corporation’s auditors and corporate lawyers;

  The Corporation incurred a decrease in stock-based compensation of $26,512 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010. The decrease can be attributed to the cancellation of 175,000 stock options in the third quarter of 2011 that had not fully vested as of April 30, 2011 which led to a reduction of stock-based compensation in the fourth quarter of 2011 compared to the fourth quarter of 2010. Readers of the financial statements should be cautious about the valuation of stock- based compensation since it can affect net income (loss) significantly. The variables used in the Black-Scholes valuation model are similar to that described in stock-based compensation on page 110;

  The Corporation incurred a decrease in reporting issuer costs of $133,360 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). The decrease can be attributed to higher costs in fiscal year 2010 related to listing fees than fiscal 2011;

  The decrease in management fees of $31,625 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010, can be attributed to payment of $3,125 (three months ended April 30, 2010 - $18,750) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. The Corporation paid $4,000 to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (three months ended April 30, 2010 - $20,000). Carmelo Marrelli is the president of MSSI. (See “Related Party Transactions” for further information);

  The Corporation had a decrease in business development fees of $108,159 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010. The decrease can be attributed to the fact that the Corporation terminated its lead investor relations consultant to re-focus the Corporation’s business development strategy under the supervision of Shastri Ramnath;

  General and administrative expenses increased by $287,136 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010 and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The increase can be attributed to increased corporate activity during the three months ended April 30, 2011 compared to the same period in 2010;

  Foreign exchange gain increased by $97,780 during the three months ended April 30, 2011, compared with the same period in 2010. The increase in foreign exchange gain can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  The Corporation has decided not to continue with the Rosario project (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions). As a result, Rio Condor’s rights in respect of such properties have been forfeited and costs of $3,309,120 associated with the project have been written off;

  Through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) would not be made. As a result, Rio Condor’s rights in respect of such property have been forfeited;

  Interest income increased by $55,928 during the three months ended April 30, 2011 compared to three months ended April 30, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, the private placement, which was completed on December 1, 2009 and the Offering and over allotment, which were completed on December 20, 2010 and January 7, 2011, respectively; and

  All other expenses related to general working capital purposes.

Twelve months ended April 30, 2010, compared with twelve months ended April 30, 2009

Bridgeport’s net loss totaled $1,978,198 for the twelve months ended April 30, 2010, with basic and diluted loss per share of $0.12. This compares with net loss of $123,852 with basic and diluted loss per share of $0.02 for the twelve months ended April 30, 2009. The increase of $1,854,346 in net loss was principally because:

  The Corporation incurred an increase in stock-based compensation of $1,017,759 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributedto the grant of 2,400,000 stock options in fiscal 2010, compared to nil stock options issued in fiscal 2009. The options issued vest in accordance with the stock option plan. Following are the details of the stock options issued in fiscal 2010:

Number of Stock Options Issued	Exercise Price ($)	Expiry date
700,000	0.35	August 20, 2014
200,000	1.20	November 12, 2014
250,000	1.20	November 17, 2014
300,000	1.40	December 7, 2014
525,000	1.40	December 7, 2014
250,000	2.15	January 11, 2015
100,000	2.40	January 25, 2015
25,000	2.40	February 1, 2015
50,000	2.45	March 10, 2015
2,400,000

The stock options were issued to attract key personnel to work for the Corporation.

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

  The expected term: the Corporation used the maximum term ascribed to these stock options for the purpose of calculating their value. The Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

  Volatility: the Corporation used historical information for a similar company’s common shares to determine the degree of volatility at the date the stock options were granted. Depending on when the stock options were granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.

   Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent term beginning on the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

  Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  The Corporation incurred an increase in professional fees of $297,751 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributed to increased corporate activity requiring assistance from the Corporation’s auditors and corporate lawyers in 2010 compared to 2009;

  As the Corporation completed its initial public offering and became a reporting issuer during the twelve months ended April 30, 2010, its reporting issuer costs amounted to $216,004 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). No such expenses were incurred during the twelve months ended April 30, 2009;

  The increase in management fees of $94,500 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009, can be attributed to payment of $21,000 (twelve months ended April 30, 2009 - $nil) to St. Germain Capital Corp., a company that is associated with the former Chief Executive Officer of Bridgeport, who is also the president and director of St. Germain Capital Corp. The Corporation paid $36,000 to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (twelve months ended April 30, 2009 - $nil). Carmelo Marrelli is the president of MSSI. In addition, the Corporation paid H.R. Snyder Consultants $37,500 for Hugh Snyder to act as Chairman and Chief Executive Officer of the Corporation (See “Related Party Transactions” for further information);

  The Corporation incurred an increase in business development fees of $153,415 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributed to consulting fees, investor relation costs and travel charges incurred to develop Bridgeport’s investor profile and business opportunities for the Corporation. No such expense was incurred during the twelve months ended April 30, 2009;

  General and administrative expenses increased by $158,436. General and administrative expenses totaled $162,037 for the twelve months ended April 30, 2010 (twelve months ended April 30, 2009 - $3,601) and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity for 2010 compared to 2009;

  Foreign exchange loss increased by $60,854 during the twelve months ended April 30, 2010, compared with the same period in 2009. The increase in foreign exchange loss can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Interest income increased by $17,741 during the twelve months ended April 30, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, and the private placement, which was completed on December 1, 2009; and

  Write-off of mineral property decreased by $161,023 during the twelve months ended April 30, 2010. As a result of poor exploration results, the Corporation entered into a termination agreement regarding the Gold Rock property and all exploration expenses on this property were written-off during the twelve months ended April 30, 2009.

Three months ended April 30, 2010, compared with three months ended April 30, 2009

Bridgeport’s net loss totaled $883,118 for the three months ended April 30, 2010, with basic and diluted loss per share of $0.05. This compares with net loss of $123,934 with basic and diluted loss per share of $0.02 for the three months ended April 30, 2009. The increase of $759,184 in net loss was principally because:

  The Corporation incurred an increase in stock-based compensation of $264,413 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to the grant of 75,000 stock options in the fourth quarter of 2010, compared to nil stock options issued in the fourth quarter of 2009. The options issued vest in accordance with the stock option plan. Following are details of the stock options issued during the most recent quarter.
Number of Stock Options Issued	Exercise Price ($)	Expiry date
25,000	2.40	February 1, 2015
50,000	2.45	March 10, 2015
75,000

Several variables are used, including the expected term, volatility, risk-free interest rate and dividend yield when determining the value of stock options using the Black-Scholes valuation model.

  The Corporation incurred an increase in professional fees of $167,426 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to increased corporate activity requiring external accounting services and assistance from the Corporation’s corporate lawyers in the fourth quarter of 2010 compared to the fourth quarter of 2009;

  Reporting issuer costs increased by $146,803 during the three months ended April 30, 2010. The increase can be attributed to the Corporation becoming a reporting issuer in fiscal 2010, while it was a private entity in fiscal 2009;

  The increase in management fees of $38,750 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009, can be attributed to payment of $18,750 to H.R. Snyder Consultants for Hugh Snyder to act as Chairman and Chief Executive Officer of the Corporation (three months ended April 30, 2009 - $nil). The Corporation paid $20,000 to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (three months ended April 30, 2009 - $nil). Carmelo Marrelli is the president of MSSI. (See “Related Party Transactions” for further information);

  The Corporation incurred an increase in business development fees of $111,714 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to consulting fees, investor relations costs and travel charges incurred to develop Bridgeport’s investor profile and business opportunities for the Corporation. No such expense was incurred during the three months ended April 30, 2009;

  General and administrative expenses increased by $131,719. General and administrative expenses totaled $135,320 for the three months ended April 30, 2010 (three months ended April 30, 2009 - $3,601) and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity for the fourth quarter of 2010 compared to the fourth quarter of 2009;

  Foreign exchange loss increased by $42,264 during the three months ended April 30, 2010, compared with the same period in 2009. The increase in foreign exchange loss can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Interest income increased by $17,092 during the three months ended April 30, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, and the private placement, which was completed on December 1, 2009; and

  Write-off of mineral property decreased by $161,023 during the three months ended April 30, 2010. As a result of poor exploration results, the Corporation entered into a termination agreement regarding the Gold Rock property and all exploration expenses on this property were written-off during the three months ended April 30, 2009.

Impact of Governmental Policies and Factors on the Corporation’s Exploration Activities

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Various governmental economic, fiscal, monetary and political policies, such as those related to inflation or foreign exchange, may affect the economic conditions prevailing in the Corporation’s countries of operation, which may, in turn, impact its business. These government policies may also affect investments by the Corporation’s shareholders. In particular the Chilean government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Corporation’s financial condition and results of operations could be adversely affected by political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which the Corporation has no control.

Exploration may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, currency availability, foreign exchange controls, income taxes, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, limitations on mineral exports, high rates of inflation, increased financing costs, and site safety. This may affect both the Corporation’s ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

Although the Corporation believes that its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development or future potential production. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

5.B. Liquidity and capital resources

The activities of the Corporation, principally the acquisition and exploration of properties that have the potential to contain precious and base metals, are financed through equity offerings and the exercise of stock options and warrants. During the year ended April 30, 2011, the Corporation completed the following equity transactions:

(i)	On November 15, 2010, Bridgeport issued to Fronteer 4.5 million common shares at $1.15 per share in consideration of the acquisition of certain Nevada properties.

(ii)

On December 20, 2010 and January 7, 2011, the Corporation closed the Offering and over allotment of 15,000,000 and 2,250,000 Units, respectively, of the Corporation at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Corporation and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire one additional common share of the Corporation at an exercise price of $1.40 until December 20, 2012.

The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants (“Compensation Warrants”) were issued to the underwriters. Each Compensation Warrant is exercisable into a unit for $1.00 and each unit is comprised of one common share and one- half of one Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years.

(iii)	793,600 warrants were exercised for cash proceeds of $452,600 and 420,000 step-up warrants were issued (see below (iv) (v) and (vi)).

(iv)

On January 31, 2011, 210,000 warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $24,100 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of 1.84% and an expected maturity of 3.68 years.

(v)

On February 24, 2011, 100,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $20,000. As a result, 100,000 additional warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,300 was assigned to the 100,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.36% and an expected maturity of 3.62 years.

(vi)

On April 6, 2011, 110,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $22,000. As a result, 110,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,900 was assigned to the 110,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.51% and an expected maturity of 3.51 years.

At April 30, 2011, the Corporation had $22,870,894 in cash and cash equivalents (April 30, 2010 - $11,137,382).

The budgeted corporate activities for Toronto, Canada, account for approximately $2 million for fiscal 2012. At the date of filing of this Annual Report, the Corporation does not have a budgeted work plan for Tamara and Trillador. To maintain the properties in good standing, the Corporation is required to make the future property payments noted on pages 25 and 26 of this Annual Report. A budget will be developed in due course. In addition, the Corporation expects to continue exploring for gold and silver on the Nevada Portfolio throughout the upcoming financial year (2011 to 2012). The Corporation anticipates the expenditures for Nevada will be approximately $5 million dollars.

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer. The Corporation anticipates that it will spend approximately $3,123,698 for completion of the phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of phase I, the Corporation anticipates that it will spend approximately $3,504,022 for completion of the phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. The Corporation anticipates the expenditures for Nevada will be approximately $5 million and the Corporation expects to focus on the Fri Gold, Bellview, and Horsethief Properties. Field activities planned include geophysical surveying, geochemical sampling, geological mapping, and/or diamond/RC drilling. The budget of $5 million is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of filing of this Annual Report, the Nevada Portfolio is in good standing.

Accounts payable and accrued liabilities increased to $1,046,868 at April 30, 2011, compared to $325,079 at April 30, 2010, primarily due to more expenditures due at April 30, 2011 compared to April 30, 2010. The Corporation’s cash and cash equivalents as at April 30, 2011, is sufficient to pay these liabilities.

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing internal budgetary requirements.

As of April 30, 2011, and to the date of filing of this Annual Report, substantially all cash resources of the Corporation are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short term and non-interest bearing.

The Corporation’s use of cash at present occurs, and in the future is expected to occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its mineral claims. Based on expenses for the year ended April 30, 2011, the Corporation’s operating expenses are estimated to average approximately $500,000 per quarter for fiscal 2012. The $500,000 covers legal fees, reporting issuer costs, management fees, business development costs and general and administrative costs. In addition, at the date of this MD&A, the Corporation does not have a budgeted work plan for Tamara and Trillador. To maintain the properties in good standing, the Corporation is required to make the future property payments noted on pages 25 and 26 of this Annual Report. The Corporation also plans to spend approximately $5 million during fiscal 2012 on the Nevada Portfolio. The Corporation believes it currently has sufficient funds to meet its fiscal 2012 planned expenditures for corporate head office costs, the properties in Chile and the Nevada Portfolio properties.

The budget of $5 million for the Nevada Portfolio is part of the $13.65 million use of proceeds disclosed in the short-form prospectus dated December 13, 2010, related to the Offering.

Regardless of whether or not the Corporation develops the remaining Rio Condor properties and the Nevada Portfolio properties, its working capital of $22,432,663 as of April 30, 2011, is anticipated to be adequate for it to continue operations at the current level for the twelve month period ending April 30, 2012, even if its expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, exploring its property interests is an important component of the Corporation’s financial success.

Financial Instruments

The Corporation’s financial instruments consist of:

Description	Year ended	Year ended
	April 30, 2011	April 30, 2010
	$	$
Cash and cash equivalents	22,870,894	11,137,382
Amounts receivable and prepaids	328,637	130,342
Short term investment	280,000	-

Accounts payable and accrued liabilities	1,046,868	325,079

The primary goals of the Corporation’s financial risk management policies are to ensure that the outcome of activities involving elements of risk are consistent with the Corporation’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the Corporation’s balance sheet from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through: identifying risk appropriately, aligning risk with overall business strategy, diversifying risk, pricing appropriately for risk, mitigation through preventive controls, and transferring risk to third parties.

The long-term corporate objective and strategic plan remains unchanged. However, the short-term objective and plan continues to be modified to reflect global economic financial conditions and general market conditions, which will inevitably have an impact on the overall risk assessment of the Corporation. Such modifications include streamlining operational costs and preserving cash to the extent possible.

The Corporation’s exposure to potential loss from financial instruments relates primarily to fair value risk, credit risk, liquidity risk, and market risks including interest rate risk and commodity price risk.

The Corporation’s risk exposures and the impact on the Corporation’s financial instruments are summarized below:

Credit Risk

The Corporation’s credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of April 30, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2011, the Corporation had a cash and cash equivalents balance of $22,870,894 (April 30, 2010 - $11,137,382) to settle current liabilities of $1,046,868 (April 30, 2010 - $325,079). All of the Corporation’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure maintenance of liquidity.

Market Risk

a) Interest Rate Risk

The Corporation has cash and cash equivalents and no interest-bearing debt. The Corporation’s current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Corporation does not hedge against interest rate risk.

b) Foreign Currency Risk

The Corporation’s functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Corporation funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada, the United States and Chile, and Chilean peso bank accounts in Chile. The Corporation is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

The Corporation’s had the following significant balances in foreign currencies.

Description	Year ended April 30, 2011 $	Year ended April 30, 2010 $
United States Dollars
(Bank indebtedness) cash	(375,361)	508,464
Amounts receivable and prepaids	1,082	-
Accounts payable and accrued liabilities	20,196	82,208
Chilean Peso
Amounts receivable and prepaids	112,182,936	17,138,310
Accounts payable and accrued liabilities	199,755,213	10,568,652

c) Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. As the Corporation’s mineral properties are in the exploration stage, the Corporation does not hedge against commodity price risk.

The Corporation’s short term investment in Gondwana Gold is subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

The Corporation has designated its cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Short term investment is classified as available-for-sale. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Based on management’s knowledge and experience of the financial markets, the Corporation believes the following movements are “reasonably possible” over a twelve month period:

(i) Cash equivalents are subject to floating interest rates. As at April 30, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the year ended April 30, 2011 would have been approximately $156,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April, 30, 2011, a plus or minus 5% change in the foreign exchange rate with all other variables held constant, the loss for the year ended April 30, 2011 would have been approximately $48,000 higher/lower and the reported shareholders’ equity would have been approximately $48,000 lower/higher.

(iii) The Corporation’s short term investment in the common shares of Gondwana Gold is subject to fair value fluctuations. As at April 30, 2011, if the bid price of the common shares of Gondwana Gold had decreased/increased by 10% with all other variables held constant, other comprehensive loss for the year ended April 30, 2011 before tax would have been approximately $28,000 higher/lower and reported shareholders’ equity would have been approximately $28,000 lower/higher.

Fair Value

The Corporation’s financial instruments that are carried at fair value, consisting of cash and cash equivalents and short term investment are classified as Level 1 within the fair value hierarchy under Section 3862 of the Canadian Instituted of Chartered Accountants Handbook.

Capital Management

The Corporation manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Corporation monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Corporation considers its capital to be equity, comprising capital stock, warrants, contributed surplus, deficit and accumulated other comprehensive income which at April 30, 2011 totaled $30,134,612 (April 30, 2010 - $14,384,923; and April 30, 2009 - $233,995). The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on its exploration activities. Selected information is provided to the board of directors of the Corporation. The Corporation’s capital management objectives, policies and processes have remained unchanged during the year ended April 30, 2011. The Corporation is not subject to any capital requirements imposed by a lending institution.

5.C. Research and development, patents and licenses, etc.

Not applicable.

5.D. Trend information.

The Corporation is a mineral exploration company, focused on the acquisition, exploration and development of properties for the mining of precious and base metals. The Corporation has operations in Latin America, the United States and Canada. The Corporation’s financial success will be dependent upon the extent to which it can make discoveries and on the economic viability of any such discoveries. The development of such assets may take years to complete and the resulting income, if any, is difficult to determine with any certainty. The Corporation lacks mineral resources and mineral reserves and to date has not produced any revenues. The sales value of any minerals discovered by the Corporation is largely dependent upon factors beyond its control, such as the market value of the commodities produced.

There are significant uncertainties regarding the price of copper, silver, gold and other minerals and the availability of equity financing for the purposes of exploration and development. The future performance of the Corporation is largely tied to the development of its Tamara and Trillador properties in Chile and the Nevada Portfolio and other prospective business opportunities and the overall financial markets. Financial markets are likely to be volatile, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds.

Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of copper, silver, gold and other minerals exploration and development, particularly without excessively diluting the interests of existing shareholders. These trends may limit the ability of the Corporation to develop and/or further explore its current mineral exploration properties and any other property interests that may be acquired in the future.

5.E. Off-balance sheet arrangements

As of the date hereof, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation, including, and without limitation, such considerations as liquidity, capital expenditures and capital resources.

5.F. Tabular disclosure of contractual obligations

As of the date hereof, the Corporation does not have any contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management

The following table sets forth the name and municipality of residence of each director and executive officer of the Corporation, as well as such individual’s age, position with the Corporation, principal occupation within the five preceding years and period of service as a director (if applicable). Similar information has been provided for Dr. Gray, upon whose work the Corporation is dependent.

Name and Province of Residence	Age	Position with Corporation	Principal Occupation for Five Preceding Years	Director Since
Shastri Ramnath	35	President, Chief Executive Officer and Director	Area Geologist – Special Projects, Quadra FNX Mining Ltd., an exploration and resource group (2002 to 2010)	2010
Hugh Snyder Ontario, Canada	75	Chairman	President, H.R. Snyder Consultants, a consulting firm	2009
Graham Clow Ontario, Canada	62	Director	Chief Financial Officer, New Dawn Mining Corp., a gold exploration and production company	2011
Jon North Ontario, Canada	49	Director	President, Northquest Ltd., mineral exploration company (2008 to present) President and Chief Executive Officer, North Atlantic Resources Ltd. (formerly North Atlantic Nickel Corp.), a mineral exploration company (1997 to 2007)	2007
Wolf Seidler Ontario, Canada	65	Director	Consultant/project manager for French Nuclear Waste Agency (Andra)	2010
Carmelo Marrelli Ontario, Canada	40	Chief Financial Officer	President, Marrelli Support Services Inc., a corporate services firm (2009 to present) Partner, Marrelli & Drake Corporate Services, a corporate services firm (2004 to 2009)	N/A
Matthew Gray, Ph.D., C.P.G.	48	Technical Report Author	President, Resource Geosciences de Mexico SA de CV, a geological and technical services firm specializing in mining and natural resources exploration	N/A

A description of each of the executive officers and directors of the Corporation (including details with regard to their principal occupations for the last five years) follows:

Shastri Ramnath was appointed the Corporation’s President and Chief Executive Officer effective September 29, 2010 and appointed as a director of the Corporation effective October 14, 2010. Ms. Ramnath received a B.Sc. (Hons) in Geology from the University of Manitoba, Canada in 1999 and subsequently earned an M.Sc. (Exploration Geology) from Rhodes University, South Africa in 2001. She is nearing completion of an MBA from Athabasca University, Canada. Ms. Ramnath has been working in the exploration and mining industry for over 10 years and has worked on projects in the United States, Nunavut, Manitoba, Ontario, Quebec, West Africa, and Chile. Her experience includes two years at Falconbridge Limited in Winnipeg, Canada and over eight years with the Exploration and Resource Group of FNX Mining (now Quadra FNX (TSX:QUX)) in Sudbury, Canada. Ms. Ramnath devotes 100% of her professional time to the Corporation’s business.

Hugh Snyder was appointed as the Corporation’s Chief Executive Officer effective January 11, 2010 and as Chairman and a director of the Corporation effective November 11, 2009. Mr. Snyder resigned as Chief Executive Officer on September 29, 2010. Mr. Snyder received a B.Sc. (Eng.) from the University of Witwatersrand, Johannesburg, South Africa, in 1958 and completed the P.M.D. from Harvard Business School in 1969. Since 1985, has has served as president of H.R. Snyder Consultants, a consulting firm providing services to junior resource companies, including as a former director and chairman of Fronteer Gold Inc. (TSX:FRG) and a director and occasional chairman of Frontera Copper Corp. (TSX:FCC). Mr. Snyder has also served as a director of Rio Narcea Gold Mines Ltd. and chairman and director of Greenstone Resources Ltd. (TSX: GRE). Mr. Snyder was also the president and director of Southern Era Resources Limited, Brinko Limited and Western Mines Limited.

Graham Clow was appointed as a director and chair of the audit committee of the Corporation in January 2011. Mr. Clow is a Chartered Accountant, and a member of the Institute of Chartered Accountants of Ontario and the Institute of Chartered Accountants in England and Wales and received a B.Sc. (Hons.) from University College, University of London, United Kingdom. Mr. Clow was appointed as the Chief Financial Officer of New Dawn Mining Corp. (TSX:ND) in August 2005. Since 1983, Mr. Clow has been self-employed as a public accountant.

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

Wolf Seidler was appointed as a director of the Corporation effective January 11, 2010. Mr. Seidler is currently a director of Baja Mining Corp. (TSX: BAJ) and is a past director of Inmet Mining Corp. (TSX: IMN). Mr. Seidler has over 40 years of international mining experience and has held senior executive positions at Normandy LaSource SAS (TSX:NDY), Quebec Cartier Mining (U.S. Steel), Inmet Mining Corp., J.S. Redpath Ltd., and senior operating positions at Teck Corporation and Gold Fields Mining Corp.

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

Matthew Gray, Ph.D., C.P.G. holds degrees from the Colorado School of Mines (B.Sc. - Geological Engineering; Ph.D. - Geology, with Minor in Mineral Economics) and the University of Arizona (M.Sc. - Geosciences). He is an A.I.P.G. Certified Professional Geologist (C.P.G. 10688) and a CSA NI43-101 Qualified Person. His twenty three years of international exploration experience include directing generative exploration programs and managing advanced project evaluations for Placer Dome and Cambior in the United States, Brazil, Chile, Ecuador, Papua New Guinea, and Mexico. Dr. Gray has successfully managed mine permitting, water rights, and community relocation issues related to mine development in Mexico. Since 2000 he has been the President of Resource Geosciences de Mexico, a firm comprised of 30 geoscientists providing technical, administrative, and logistical services to clients throughout the Americas. Acting in the capacity of a CSA NI43-101 Qualified Person Dr. Gray has co-authored Feasibility Studies and Preliminary Economic Assessments of active mines and advanced development projects, most recently for Grayd Resource Corporation’s La India gold project in Mexico (December 2010) and Frontera Copper Corporation’s Piedras Verdes copper mine in Mexico (February 2010).

6.B. Compensation

COMPENSATION OF EXECUTIVE OFFICERS

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended April 30, 2009, 2010 and 2011 in respect of the individuals who served, during the fiscal year ended April 30, 2011, as the Chief Executive Officer and the Chief Financial Officer of the Corporation (the “Named Executive Officers”). The Corporation had no other executive officers during the fiscal year ended April 30, 2011.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended April 30,	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual Incentive Plans	Long- term incentive Plans
Shastri Ramnath, President and Chief Executive Officer (2)	2011	$91,250	Nil	$1,214,400(3)	Nil	Nil	Nil	Nil	$1,305,650
Hugh Snyder,Chairman and Former Chief Executive Officer (4)	2011	$65,625(5)	Nil	Nil	Nil	Nil	Nil	Nil	$65,625
	2010	$37,500 (5)	Nil	$472,000 (6)	Nil	Nil	Nil	Nil	$509,500
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Carmelo Marrelli, Chief Financial Officer	2011	$40,000(7)	Nil	Nil	Nil	Nil	Nil	Nil	$40,000
	2010	$36,000(7)	Nil	$8,000(8)	Nil	Nil	Nil	Nil	$44,000
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note(s):

(1)

Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

(2)	Ms. Ramnath was appointed as President and Chief Executive Officer effective September 29, 2010

(3)

On September 23, 2010, the Corporation granted 400,000 stock options to Ms. Ramnath pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. On December 21, 2010, the Corporation granted 1,600,000 stock options to Ms. Ramnath pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black- Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years.

(4)

Mr. Snyder was appointed as Chairman of the Board and director effective November 11, 2009 and as Chief Executive Officer effective January 11, 2010. Mr. Snyder resigned as Chief Executive Officer on September 29, 2010.

(5)	Amounts paid to H.R. Snyder Consultants for the services of Mr. Snyder.

(6)

On November 12, 2009, the Corporation granted 200,000 stock options to Mr. Snyder pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 93%, risk-free rate of return 2.7% and an expected maturity of 5 years. On December 8, 2009, the Corporation granted 300,000 options to Mr. Hugh Snyder pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 92%, risk-free rate of return 2.5% and an expected maturity of 5 years.

(7)	Amounts paid to MSSI for the services of Mr. Marrelli.

(8)

On August 20, 2009, the Corporation granted 100,000 stock options to Mr. Marrelli, exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $8,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of April 30, 2011.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the- money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested
Shastri Ramnath	400,000	$1.05	September 23, 2015	$Nil	Nil	Nil
	1,600,000	$1.00	December 21, 2015	$Nil	Nil	Nil
Hugh Snyder	200,000	$1.20	November 12, 2014	$Nil	Nil	Nil
	300,000	$1.40	December 7, 2014	$Nil	Nil	Nil
Carmelo Marrelli	100,000	$0.35	August 20, 2014	$32,000	Nil	Nil

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Corporation ended April 30, 2011 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option-based awards – value vested during the year(1)	Share-based awards – value vested during the year	Non-equity incentive plan compensation – value earned during the year
Shastri Ramnath	$404,800	Nil	Nil
Hugh Snyder	$157,333	Nil	Nil
Carmelo Marrelli	Nil	Nil	Nil

Notes:

(1)

The fair value of the options granted was calculated using the Black-Scholes valuation method using the assumptions set forth in the notes to the table under the heading “Summary Compensation Table” above. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

For further details concerning the incentive plans of the Corporation, please see “Stock Option Plan” under Item 6.E. below.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Corporation attempts to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Corporation.

The Corporation’s compensation arrangements for the Named Executive Officers may, in addition to salary, include compensation in the form of bonuses and, over a longer term, benefits arising from the grant of stock options. Given the stage of development of the Corporation, compensation of the Named Executive Officers to date has emphasized meaningful stock option awards to attract and retain Named Executive Officers and to a certain extent, conserve cash. This policy may be re-evaluated in the future to instead emphasize increased base salaries and/or cash bonuses with a reduced reliance on option awards, depending upon the future development of the Corporation and other factors which may be considered relevant by the board from time to time.

During fiscal 2011, (i) Ms. Ramnath, the President and Chief Executive Officer of the Corporation, received a salary of $91,250 and stock option grants valued at $1,214,400 (in consideration of her services from September 29, 2010 through the end of the fiscal year); (ii) Mr. Snyder, in his role as the Chairman and former Chief Executive Officer of the Corporation, received, through H.R. Snyder Consultants, a salary of $65,625 (in consideration of his services for the full fiscal year as Chairman of the Corporation, and from May 1, 2010 to September 29, 2010 as Chief Executive Officer of the Corporation); and (iii) Mr. Marrelli, the Chief Financial Officer of the Corporation, was paid a salary, through MSSI, of $40,000. The compensation program of the Corporation is designed to reward such matters as exploration success, market success, share performance, and the ability to implement strategic plans. The board of directors of the Corporation establishes and reviews the Corporation’s overall compensation philosophy and its general compensation policies with respect to the Chief Executive Officer and other officers, including the corporate goals and objectives and the annual performance objectives relevant to such officers. The board then evaluates each officer’s performance in light of these goals and objectives. In determining compensation matters, the board may consider a number of factors, including the Corporation’s performance, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in past years and other factors it considers relevant. The current overall objectives of the Corporation’s compensation strategy is to reward management for their efforts, while conserving cash where advisable given market conditions and current exploration and development plans. With respect to any bonuses or incentive plan grants which may be awarded to executive officers in the future, the Corporation has not currently set any objective criteria and will instead rely upon any recommendations and discussion at the board level with respect to the above-noted considerations and any other matters which the board may consider relevant on a going-forward basis, including the cash position of the Corporation.

Existing options held by the Named Executive Officers at the time of subsequent option grants are taken into consideration in determining the quantum or terms of any such subsequent option grants. Options have been granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. The size of the option awards is in proportion to the deemed ability of the individual to make an impact on the Corporation’s success.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are currently no employment contracts between the Corporation and any Named Executive Officer, nor any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive payments from the Corporation in the event of a resignation, retirement or any other termination of the Named Executive Officer’s employment with the Corporation, a change of control of the Corporation or a change in the Named Executive Officer’s responsibilities following a change of control.

COMPENSATION OF DIRECTORS

Historically, directors of the Corporation who were not officers did not receive any cash fees for their services. Directors who were not officers were entitled to receive compensation to the extent that they provided services to the Corporation at rates that would be charged by such directors for such services to arm’s length parties. During the years ended April 30, 2009 and 2010, no such fees were paid to any director of the Corporation. Beginning in May 1, 2010, members of the Corporation’s Technical Committee have been entitled to be paid for their service on such committee.

Directors are eligible to participate in the stock option plan of the Corporation. As of June 30, 2011, the Corporation had outstanding options to purchase 4,565,000 common shares, of which 3,200,000 options have been granted to current directors of the Corporation.

The Corporation maintains liability insurance for the directors. The current policy of insurance is in effect until January 7, 2012 and a premium of $15,120 has been paid by the Corporation. No portion of the premium is directly paid by any of the directors. The aggregate insurance coverage obtained under the policy is limited to $5,000,000 with a deductible limit of $20,000 per claim. No claims have been made or paid under such policy.

Director Compensation

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal year ended April 30, 2011, in respect of the individuals who were, during the fiscal year ended April 30, 2011, directors of the Corporation other than the Named Executive Officers.

Name	Fees Earned	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Jon North	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John McBride (2)	$20,000	Nil	Nil	Nil	Nil	Nil	$20,000
Wolf Seidler	Nil	Nil	Nil	Nil	Nil	$49,500(3)	$49,500
Graham Clow (4)	$10,000	Nil	$116,500(5)	Nil	Nil	Nil	$126,500

Notes:

(1)

Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

(2)	Mr. McBride resigned from the board of directors on January 10, 2011.

(3)	Paid in consideration of consulting services provided to the Corporation for service on the Technical Committee.

(4)	Mr. Clow was appointed to the board of directors on January 10, 2011.

(5)

On January 7, 2011, the Corporation granted 250,000 stock options to Mr. Clow pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the directors of the Corporation other than the Named Executive Officers as of April 30, 2011.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Jon North	200,000	$0.35	August 20, 2014	$64,000	Nil	Nil
John McBride (2)	200,000	$0.35	January 7, 2012	$64,000	Nil	Nil
Wolf Seidler	250,000	$2.15	January 11, 2015	Nil	Nil	Nil
Graham Clow (3)	250,000	$1.00	January 7, 2016	Nil	Nil	Nil

Notes:

(1)	Based upon the closing price of the common shares as at April 30, 2011, which was $0.67 per share.

(2)	Mr. McBride resigned from the board of directors on January 10, 2011.

(3)	Mr. Clow was appointed to the board of directors on January 10, 2011.

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Corporation ended April 30, 2011 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the directors of the Corporation, other than the Named Executive Officers.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Jon North	Nil	Nil	Nil
John McBride (2)	Nil	Nil	Nil
Wolf Seidler	$126,583	Nil	Nil
Graham Clow (3)	$38,833	Nil	Nil

Notes:

(1) The fair value of the options granted was calculated using the Black-Scholes valuation method using the assumptions set forth in the notes to the table under the heading “Director Compensation” above. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

(2) Mr. McBride resigned from the board of directors on January 10, 2011.

(3) Mr. Clow was appointed to the board of directors on January 10, 2011.

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

During the fiscal year ended April 30, 2011 and since such time, there have been no employment contracts between the Corporation and any officer or director of the Corporation, nor any compensatory plan, contract or arrangement where any officer or director was entitled to receive payments from the Corporation in the event of a resignation, retirement or any other termination of his or her employment with the Corporation, a change of control of the Corporation or a change in his or her responsibilities following a change of control.

From April 30, 2010 through January 10, 2011, the Corporation’s audit committee was comprised of Messrs. McBride, Seidler and North. As of January 10, 2011, Mr. McBride resigned from the board and was replaced by Mr. Clow. Each member of the audit committee was considered to be “independent. The audit committee is governed by the terms of an audit committee charter which has been adopted by the board of directors of the Corporation. The current members of the audit committee continue to be Messrs. Clow (Chair), Seidler and North.

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

6.D. Employees

As of April 30, 2011, the Corporation had four employees. Three were based out of Ontario Canada and one was based out of Nevada.

6.E. Share Ownership

Holder	Number/Type of Shares Under Options Exercisable Currently or Within 60 days of June 30, 2011	Number/Type of Shares Under Warrants Exercisable Currently or Within 60 days of June 30, 2011	Number of Common Shares Held as of June 30, 2011	Percentage of Common Shares Beneficially Held as of June 30, 2011(1)
Shastri Ramnath(2)(3)	666,666 Common Shares	Nil	15,000	1.33%
Jon North(3)	200,000 Common Shares	25,000 Common Shares	25,000	*
John McBride(4)	200,000 Common Shares	150,000 Common Shares	150,000	*
Wolf Seidler(3)	83,333 Common Shares	10,000	20,000	*
Hugh Snyder(3)(5)	333,333 Common Shares	3,000,000 Common Shares	2,350,000	10.54%
Carmelo Marrelli(6)	100,000 Common Shares	Nil	Nil	*
Graham Clow(3)(7)	83,333 Common Shares	3,000,000 Common Shares	4,500	*

* Represents less than 1%.

(1)	Based on 50,579,600 shares outstanding as of June 30, 2011 and calculated in accordance with Rule 13d-3 under the Exchange Act.
(2)

Ms. Ramnath was appointed President and Chief Executive Officer of the Corporation effective September 29, 2010. On September 23, 2010, the Corporation granted 400,000 stock options to Ms. Ramnath pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.05 per share for aperiod of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. On December 21, 2010, the Corporation granted 1,600,000 stock options to Ms. Ramnath pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant.

(3)	Currently a director of the Corporation.
(4)	Mr. McBride resigned from the board of directors on January 10, 2011.
(5)	Currently the Chairman of the Corporation. Mr. Snyder resigned as Chief Executive Officer of the Corporation effective September 29, 2010.
(6)	Currently the Chief Financial Officer of the Corporation.
(7)	Mr. Clow was appointed to the board of directors on January 10, 2011.

Stock Option Plan

The shareholders of the Corporation approved the Plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares of the Corporation issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the Plan. As of June 30, 2011, an aggregate of 4,565,000 options have been granted by the Corporation under the Plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

Set forth below are the names and shareholdings of all major shareholders of the Corporation (meaning shareholders that are the beneficial owners of 5% or more of each class of the Corporation’s voting securities) as at June 30, 2011:

Name of Major Shareholder	Number of Common Shares Beneficially Held as at June 30, 2011	Percentage of Common Shares Held as at June 30, 2011 (1)
Wayne Beach	6,097,900(2)	11.46%
Hugh Snyder	5,683,333(3)	10.54%
Pinetree Capital Ltd.	2,935,500(4)	5.72%
Fronteer Gold Inc.	4,500,000	8.90%
Libra Advisors, LLC	3,000,000(5)	5.81%

(1) Based on 50,579,600 shares outstanding as of June 30, 2011 and calculated in accordance with Rule 13d-3 under the Exchange Act.
(2) Includes 2,631,000 common shares issuable upon the exercise of warrants.
(3) Includes 333,333 common shares issuable upon the exercise of options and 3,000,000 common shares issuable upon the exercise of warrants.
(4) Includes 750,000 common shares issuable upon the exercise of warrants.
(5) Includes 1,000,000 common shares issuable upon the exercise of warrants. Ownership of these securities are shared by Libra Advisors, LLC, Libra Fund II (Luxembourg) S.a.r.l. and Ranjan Tandon, managing member of Libra Advisors, LLC.

During the last three years, there have been significant changes in the percentage ownership held by each of Wayne Beach, Hugh Snyder, Pinetree Capital Ltd., Fronteer Gold Inc. and Libra Advisors, LLC

On October 7, 2009, Mr. Beach acquired 1,255,000 units of the Corporation, each unit consisting of one common share and one share purchase warrant. On October 9, 2009, Mr. Beach acquired an additional 2,000,000 share purchase warrants. On December 1, 2009, Mr. Beach acquired 1,000,000 units of the Corporation, each unit consisting of one common share and one share purchase warrant.

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

On November 15, 2010, Fronteer Gold Inc. acquired 4,500,000 common shares of the Corporation.

Libra Advisors, LLC acquired its securities of the Corporation as part of the Offering.

The major shareholders of the Corporation listed above do not have different voting rights than other holders of Common Shares of the Corporation.

To the knowledge of the Corporation, an aggregate of 1,734,545 common shares of the Corporation are held in the United States by an aggregate of 17 shareholders.

The Corporation is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

The Corporation is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Corporation.

7.B. Related Party Transactions

The Corporation had the following related party transactions during the years ended April 30, 2011, 2010 and 2009:

(a)

During the year ended April 30, 2011, the Corporation paid consulting fees of $nil (2010 - $21,000; and 2009 - $nil) to St. Germain Capital Corp., a corporation that is beneficially controlled by Steven Mintz, the former Chief Executive Officer of the Corporation. The former Chief Executive Officer of the Corporation is the President and a director of the associated company. These costs are reflected in management fees in the consolidated statements of operations.

(b)

For the year ended April 30, 2011, the Corporation paid $40,000 (2010 - $36,000; and 2009 - $nil) to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the President of MSSI. As at April 30, 2011, MSSI was owed $12,562 (April 30, 2010 - $12,226 and April 30, 2009 - $nil) and this amount was included in accounts payable and accrued liabilities.

(c)

For the year ended April 30, 2011, the Corporation paid $10,696, (2010 - $5,637 and 2009 - $nil) to DSA Corporate Services Inc. (“DSA”), a firm providing corporate secretarial services to the Corporation. Carmelo Marrelli, the Chief Financial Officer of the Corporation is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at April 30, 2011, DSA was owed $989 (April 30, 2010 - $919 and April 30, 2009 - $nil) and this amount was included in accounts payable and accrued liabilities.

(d)

During the year ended April 30, 2011, the Corporation paid management consulting fees of $65,625 (2010 - $37,500 and 2009 - $nil) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. Of this amount, $45,313 (2010 - $37,500 and 2009 - $nil) is reflected in management fees and $20,312 (2010 - $nil and 2009 - $nil) is reflected in general and administrative expenses in the consolidated statements of operations.

(e)

During the year ended April 30, 2011, the Corporation paid engineering consulting fees of $54,500 (2010 - $18,333 and 2009 - $nil) to Wolf Seidler, a director of the Corporation. Of this amount, $31,250 (2010 - $18,333 and 2009 - $nil) is reflected in professional fees. $23,250 (2010 - $nil and 2009 - $nil) is reflected in general and administrative expenses in the consolidated statements of operations. As at April 30, 2011, the director was owed $2,260 (2010 - $nil) and this amount was included in accounts payable and accrued liabilities.

(f)

During the year ended April 30, 2011, a significant shareholder of the Corporation (Wayne Beach), and a significant shareholder who is also a director and Chairman of the Corporation (Hugh Snyder), granted an aggregate of 1,000,000 options to an officer (Shastri Ramnath) of the Corporation to acquire certain of their holdings of common shares of the Corporation at an exercise price of $1.00 per share until September 29, 2015. These options were to vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 80%, risk-free rate of return of 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and $nil was expensed as stock based compensation in the year ended April 30, 2011.

(g)

During the year ended April 30, 2011, the Corporation paid/accrued geological consulting fees of $nil (2010 - $11,340) to Mafic Planet Limited, a company that is controlled by Jon North, a director of the Corporation. These costs are included in interests in mineral properties and deferred exploration expenditures for the property interests in Chile on the consolidated balance sheet.

(h)

In the non-brokered private placement financing on December 1, 2009, the Chairman (Hugh Snyder) and former Chief Executive Officer of the Corporation subscribed for 1 million units at a price of $1.00 per unit. A director of the Corporation subscribed for 150,000 units at a price of $1.00 per unit.

The above transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties as disclosed above are unsecured, non-interest bearing and due on demand.

Except as mentioned above, no director, executive officer, principal holder of securities or any associate or affiliate thereof of the Corporation has or has had any material interest, directly or indirectly, in any transaction involving the Corporation since its incorporation, or in any proposed transaction involving the Corporation, that has materially affected or will materially affect the Corporation.

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

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

There are no legal proceedings or regulatory actions involving the Corporation or its properties as at July 25, 2011, nor have there been since the date of incorporation of the Corporation, and the Corporation knows of no such proceedings or actions currently contemplated that are reasonably expected to have a significant effect on the Corporation’s financial position or profitability.

As of the date hereof, the Corporation has nothing to disclose in response to the required information concerning mine safety violations or other regulatory matters under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Corporation has never declared or paid cash dividends on its common shares and does not intend to do so in the near future. Any dividends declared in the future will be at the discretion of the board of directors. See “Risk Factors” regarding the Corporation’s dividend policy.

See “Item 17. Financial Statements.”

8.B. Significant Changes

Since the date of the most recent financial statements of the Corporation (April 30, 2011), no significant changes have occurred with respect to the business of the Corporation, except as follows:

i.

On May 20, 2011, the Corporation decided to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions and did not make the May 20, 2011 property payment of US$720,000. The Corporation has retained its rights to the Trillador and Tamara properties. These properties are subject to the future property payments listed of page 25 (Tamara) and page 26 (Trillador).

ii.

On June 8, 2011, the Corporation granted 5,000 stock options to an employee pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $0.85 per share for a period of five years expiring on June 8, 2016. The options vest as to one0third on the date of the grant and one-third on the first and second anniversaries on the date of grant.

iii.

On June 8, 2011, the Corporation granted 50,000 stock options to a consultant pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $0.85 per share for a period of five years expiring on June 8, 2016. The options vest as to one-third on the date of grant and one- third on the first and second anniversaries on the date of grant.

iv.

On July 19, 2011, the Corporation entered into an option agreement (the “Option Agreement”) with Orsa Ventures Crop. (“Orsa”) whereby Orsa can earn a 51% interest in Bridgeport’s Ashby Gold property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the “First Option”) to earn up to a 49% interest in the Ashby property by:

	a.	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange of the Option Agreement;

	b.	incurring an aggregate of $150,000 of exploration expenditures on the Ashby property within one year of the date of the Option Agreement; and

	c.	incurring $300,000 of cumulative exploration expenditures on the Ashby property within two years of the date of the Option Agreement.

If Orsa exercises the First Option and acquires a 49% interest in the Ashby property, it will have the option (the “Second Option”) to acquire a further 2% interest in the Ashby property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90-day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator for the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

The Option Agreement remains subject to the approval of the TSX Venture Exchange.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

The common shares, without par value, of the Corporation are listed and traded on the TSX under the symbol “BPV”. The following table indicates the high and low market prices with respect to trading activity for the common shares on m annual, quarterly and monthly basis since the commencement of the listing of the common shares on the TSX Venture Exchange (“TSXV”), which occurred on October 9, 2009. (1)

Year	High	Low
April 30, 2011	$2.15	$0.55
April 30, 2010	$2.75	$0.20

Quarter Ended	High	Low
April 30, 2011	$0.91	$0.55
January 31, 2011	$1.18	$0.76
October 31, 2010	$1.14	$0.91
July 31, 2010	$2.15	$1.10
April 30, 2010	$2.75	$2.00
January 31, 2010	$2.50	$1.10
October 31, 2009(2)	$1.55	$0.20

Month	High	Low
June 2011	$0.52	$0.41
May 2011	$0.65	$0.50
April 2011	$0.71	$0.55
March 2011	$0.75	$0.56
February 2011	$0.90	$0.73
January 2011	$0.93	$0.76

(1) The common shares of the Corporation commenced trading on the TSXV on October 9, 2009. The Corporation subsequently graduated to the Toronto Stock Exchange and the common shares ceased trading on the TSXV and commenced trading on the TSX effective April 16, 2010.

(2) Covers the period from October 9, 2009 through October 31, 2009.

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

Not applicable.

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

(vi)

the Purchase Agreement dated November 10, 2009 between the Corporation, Francisco Schubert Seiffert and Rio Condor Resources S.A. pursuant to which the Corporation acquired 100% of the issued and outstanding shares of Rio Condor, save and except for one nominee share;

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

(x)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Eliana I Una de la Sierra San Marcos related to the Eliana I concessions dated November 5, 2009;

(xi)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A., Sociedad Legal Minera Eliana II Una de la Sierra San Marcos and Sociedad Legal Minera Eliana III Una de la Sierra San Marcos related to the Eliana II and Eliana III concessions dated November 5, 2009;

(xii)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Julia Una de la Sierra San Marcos related to the Julia concessions dated November 5, 2009;

(xiii)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Rosario Una de la Sierra San Marcos related to the Rosario concessions dated November 5, 2009;

(xiv)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009;

(xv)

Amendment of Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009;

(xvi)	Option Agreement related to the McCart property dated August 20, 2010 between the Corporation and Gondwana Gold (formerly China Opportunity);

(xvii)	Letter of Intent – Option Agreement related to the Trillador property dated June 23, 2010;

(xviii)	First Modification to Letter of Intent – Option Agreement related to the Trillador property dated August 27, 2010;

(xix)	Purchase Agreement dated October 22, 2010 among the Corporation, BPV Gold, Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC in connection with certain mining claims located in Nevada;

(xx)

Modification to Acquisition Agreement among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta property dated September 15, 2010;

(xxi)

Agency Agreement dated December 13, 2010 between the Corporation and RBC Dominion Securities Inc. and MGI Securities Inc. governing the terms of the public offering of the Corporation, which closed on December 20, 2010;

(xxii)

Warrant Indenture entered into between the Corporation and Valiant Trust Company dated December 20, 2010 governing the terms of the share purchase warrants of the Corporation issued on December 20, 2010;

(xxiii)

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Mineral Trillador Una de la Sierra San Marco related to the Trillador concessions dated January 31, 2011; and

(xxiv)	Letter Agreement related to the Ashby Gold property dated July 19, 2011 between the Corporation and Orsa Ventures Corp.

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

A direct investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Corporation was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the book value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5 million or more. An indirect investment in the common shares by a non-Canadian who is not a WTO Investor when the Corporation was not controlled by a WTO Investor would be reviewable if the book value of the assets of the Corporation was $50 million or more. However, this threshold falls to $5 million where the Canadian assets constitute more than 50% of the value of total worldwide assets acquired in the transaction. A direct investment in the common shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the book value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2011 was any amount in excess of $312 million. An indirect investment in the common shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor would not be reviewable. All non-reviewable investments, however, would be subject to post-closing notification. Amendments to the Investment Canada Act could come into force in 2011 that will change the financial threshold that will trigger a review. These amendments will make direct acquisitions of control by WTO Investors, or investments by non-Canadians when the Corporation was controlled by a WTO Investor reviewable if the enterprise value (which term is to be defined in regulations not yet in force) of the Corporation $600 million (which amount will increase in subsequent years). The monetary thresholds will remain the same for investments by non-WTO Investors or investments by non-Canadians when the Corporation was not controlled by a WTO Investor.

A non-Canadian would acquire control of the Corporation for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Corporation unless it can be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of the common shares.

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

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), the Treaty, all specific proposals to amend the Tax Act, the Regulations and the Treaty publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and the administrative practices and assessing policies of the of Canada Revenue Agency published in writing by it prior to the date hereof.

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

Dividends

Dividends on common shares paid or credited by the Corporation to non-residents of Canada are normally subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. In general, the Treaty reduces the rate of withholding with respect to dividends paid to a US Holder to 15% of the gross amount of the dividend. If the US Holder is a company that owns at least 10% of the voting stock of the Corporation and beneficially owns the dividend, the rate of withholding tax is reduced to 5% under the Treaty. Further, under the Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in the United States, are generally exempt from Canadian withholding tax. The Corporation is required to withhold the applicable tax from the dividend payable to the US Holder, and to remit the tax to the Receiver General of Canada for the account of the US Holder.

Disposition of Common Shares

A US Holder will not be subject to tax under the Tax Act on any capital gain realized on an actual or deemed disposition of a common share of the Corporation unless the common share is “taxable Canadian property” to the US Holder and relief is not available under the Treaty. Generally, the common shares will not be taxable Canadian property to a US Holder with respect to a particular disposition if the common shares are listed on a “designated stock exchange” (which includes Tiers 1 and 2 of the TSXV) unless at any time in the 60 month period preceding the disposition (i) the US Holder, persons with whom the US Holder did not deal at arm’s length, or the US Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS ANNUAL REPORT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain material U.S. federal income tax considerations generally applicable to “U.S. Holders” (as defined below) with respect to the ownership and disposition of the Corporation’s common shares offered hereunder. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary or proposed), administrative rulings of the Internal Revenue Service (“IRS”), judicial decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “U.S.-Canada tax treaty”), as in effect and available as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. It addresses only U.S. Holders that hold the Corporation’s common shares as capital assets within the meaning of Section 1221 of the Code (generally, assets held for investment purposes). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding the Corporation’s common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired the Corporation’s common shares in connection with the performance of services. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds the Corporation’s common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

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

Ownership and Disposition of the Corporation’s Common Shares

Distributions. Subject to the discussion below under “United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules” and “United States Federal Income Tax Considerations – Controlled Foreign Corporations,” distributions made with respect to the Corporation’s common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Corporation’s current and accumulated earnings and profits, if made with respect to the Corporation’s common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain.

For taxable years beginning before January 1, 2013, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividends is an individual, estate, or trust, and (c) such dividend is paid on the Corporation’s shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

The Corporation generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if the Corporation is eligible for the benefits of the U.S.-Canada tax treaty or, if not, the Corporation’s shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a PFIC for the taxable year during which it pays a dividend or for the preceding taxable year.

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

A U.S. Holder may be entitled to deduct or claim a credit for Canadian withholding taxes, subject to applicable limitations in the Code. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” However, the amount of a distribution with respect to the common shares that is treated as “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid to a U.S. Holder generally will constitute “foreign source” income and generally will be categorized as “passive category” income. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Dispositions. Subject to the discussion below under “United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules” and “United States Federal Income Tax Considerations – Controlled Foreign Corporations,” upon the sale, exchange or other taxable disposition of the Corporation’s common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares. Capital gain or loss recognized upon a sale, exchange or other taxable disposition of the Corporation’s common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital loss is subject to limitations.

Passive Foreign Investment Company Rules

The foregoing discussion assumes that the Corporation is not a PFIC. Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a PFIC. In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Special rules apply where a non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the shares of another corporation (a “lower-tier corporation”).

For purposes of determining whether the Corporation is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

For purposes of the PFIC rules, and subject to certain exceptions, passive income generally includes dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transactions involving oil and gas. However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (i) such gains or losses are derived by a non-U.S. corporation in the active conduct of a commodity business, and (ii) “substantially all” of such corporation’s business is as an active producer, processor, merchant or handler of commodities of like kind (the “active commodities business exclusion”).

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

The following U.S. federal income tax consequences generally will apply to a U.S. Holder of the Corporation’s common shares if the Corporation is treated as a PFIC:

Distributions. Distributions made by the Corporation with respect to its common shares, to the extent such distributions are treated as “excess distributions” pursuant to Section 1291 of the Code, must be allocated ratably to each day of the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year during which the distribution is made, and to any taxable years in such U.S. Holder’s holding period which are prior to the first taxable year in which the Corporation is treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the distribution. The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax. Any distribution made by the Corporation that does not constitute an excess distribution would be treated in the manner described under “United States Federal Income Tax Considerations — Ownership and Disposition of the Corporation’s Common Shares — Distributions,” above.

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

Under recently enacted U.S. tax legislation and subject to future guidance, if the Corporation is a PFIC, U.S. Holders will be required to file an annual information return with the IRS (on IRS Form 8621, which will be required to be filed with income tax or information returns) relating to their ownership of the common shares (the “general filing requirement”). In addition under the current version of the Instructions to IRS Form 8621, if the Corporation is a PFIC, U.S. Holders generally will be required to file IRS Form 8621 if they receive excess distributions from or dispose of the common shares or in order to make certain tax elections with respect to the common shares (“the reportable transaction filing requirement”). Pursuant to recent IRS guidance, the IRS has temporarily suspended the general filing requirement under the recent legislation until the IRS releases a revised IRS Form 8621 which reflects the recently enacted U.S. tax legislation. However, the reportable transaction filing requirement is not affected by the temporary suspension set forth in the recent IRS guidance and continues to apply to PFIC shareholders under the current version of the Instructions to IRS Form 8621.

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

The Corporation’s classification as a CFC would bring into effect many complex results, including that under Section 1248 of the Code, gain from the disposition of the Corporation’s common stock by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the disposition will be treated as a dividend to the extent of the Corporation’s earnings and profits attributable to the common shares sold or exchanged.

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

Surtax on Unearned Income

For tax years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on “net investment income.” Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. Net investment income would be reduced by properly allocable deductions to such income.

Information Reporting and Backup Withholding Tax

Dividend payments made with respect to shares of the Corporation’s stock and proceeds from the sale, exchange or other disposition of common shares may be subject to information reporting requirements, and to possible U.S. backup withholding (currently at a rate of 28%). In general, backup withholding will apply with respect to reportable payments made to a U.S. Holder unless (i) the U.S. Holder is a corporation or other exempt recipient and, if required, demonstrates such exemption, or (ii) the U.S. Holder furnishes the payor with a taxpayer identification number on IRS Form W-9 in the manner required, certifies under penalty of perjury that such U.S. Holder is not currently subject to backup withholding and otherwise complies with the backup withholding requirements.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding imposed on a payment to a holder will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Additional Reporting Requirements

Recently-enacted U.S. tax legislation generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock issued by a non-U.S. person (such as the Corporation’s common shares), if the aggregate value of all such interests exceeds $50,000. This reporting requirement is subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution), and applies for tax years beginning after March 18, 2010. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases IRS Form 8938. Additional guidance is expected regarding the specific information that will be required to be reported on IRS Form 8938. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE CORPORATION’S COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

All documents referenced in this Annual Report on Form 20-F concerning the Corporation may be examined during regular business hours of the Corporation at the principal office address of the Corporation at 36 Toronto Street, Toronto, Ontario M5C 2C5.

The Corporation has filed with the Commission this Annual Report on Form 20-F, including exhibits, under the Exchange Act.

You may read and copy all or any portion of the Annual Report of other information in our files in the Commission’s public reference room at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this Annual Report on Form 20-F, management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation’s disclosure controls and procedures as required by applicable United States and Canadian securities laws and regulations. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and interim filings and other reports filed or submitted is recorded, processed, summarized and reported within time periods specified and that material information is accumulated and communicated to management of the Corporation, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles including a reconciliation to U.S. generally accepted accounting principles.

In designing and evaluating the Corporation’s internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of April 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework for Smaller Public Companies. Based on this assessment, management believes that, as of April 30, 2011, the Corporation’s internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the Corporation’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the registered public accounting firm because the Corporation is a non-accelerated filer.

Changes in Internal Control Over Financial Reporting

No changes in the Corporation’s internal controls or other factors that have materially affected, or are reasonably likely to materially affect, these controls have occurred during the year ended April 30, 2011.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Clow is an audit committee financial expert as defined in Form 20-F.

ITEM 16B. CODE OF ETHICS

The Corporation has adopted a code of ethics within the meaning of such term as it is used in Form 20-F. The code is available on the Corporation’s website at www.bridgeportventures.net/information/code-of-ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

McGovern, Hurley, Cunningham, LLP was the Corporation’s independent registered chartered accountants for fiscal years ended April 30, 2011 and 2010. The chart below sets forth the total amount billed to the Corporation by McGovern, Hurley, Cunningham, LLP for services performed and breaks down these amounts by category of service:

Principal Accountant	Billed during the year	Billed during the year
Fees and Services	ended April 30, 2011	ended April 30, 2010
Audit fees	$142,500	$22,800
Audit Related fees	$Nil	$Nil
Tax Fees	$4,000	$1,200
All Other Fees	$Nil	$Nil

“Audit Fees” are the aggregate fees billed for the audit of the Corporation’s consolidated annual financial statements, reviews of prospectus disclosures and interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, assistance in responding to comment letters from securities regulatory bodies and consultations with our management as to accounting treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard setting bodies or other regulatory or standard setting bodies.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

Audit committee’s pre-approval policies and procedures

The audit committee engages the independent registered chartered accountants to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by the auditors. Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’s CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See financial statements following the signature page of this Annual Report, which are incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit
No. Item	Description of Exhibit

1.1	Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
1.2	Bylaw No. 1 of the Corporation (incorporated by reference to Exhibit 1.2 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
1.3	Bylaw No. 2 of the Corporation (incorporated by reference to Exhibit 1.3 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.1	2007 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.2	Agency Agreement dated September 25, 2009 between the Corporation and Toll Cross Securities Inc. (incorporated by reference to Exhibit 4.2 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.3	Acquisition Agreement dated November 11, 2008 between the Corporation and William Brereton in connection with the McCart property (incorporated by reference to Exhibit 4.3 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.4	Acquisition Agreement dated July 30, 2009 between the Corporation and William Brereton in connection with the McCart property (incorporated by reference to Exhibit 4.4 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.5	Purchase Agreement dated November 10, 2009 among the Corporation, Francisco Schubert Seiffert and Rio Condor Resources S.A. in connection with the acquisition of Rio Condor Resources S.A. (incorporated by reference to Exhibit 4.5 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.6	Acquisition Agreement dated January 23, 2010 among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta property (incorporated by reference to Exhibit 4.6 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.7	Acquisition Agreement dated December 3, 2009 between the Rio Condor Resources S.A. and Maria Teresa Ortiz Carrasco in connection with the SOESMI property (incorporated by reference to Exhibit 4.7 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.8	Amended and Restated Warrant Indenture between the Corporation and Valiant Trust Company dated September 25, 2009 governing the terms of the share purchase warrants of the Corporation issued on October 7, 2009 (incorporated by reference to Exhibit 4.8 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.9	Warrant Indenture between the Corporation and Valiant Trust Company dated December 1, 2009 governing the terms of the share purchase warrants of the Corporation issued on December 1, 2009 (incorporated by reference to Exhibit 4.9 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.10	Letter of Intent – Option Agreement related to the Rosario I / 10 with its Demasias dated September 11, 2009 (incorporated by reference to Exhibit 4.10 to the Corporation’s registration statement on Form 20- F filed with the Commission on October 7, 2010)
4.11	Base Salaries of Chief Executive Officer and Chief Financial Officer (incorporated by reference to Exhibit 4.11 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.12	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Eliana I Una de la Sierra San Marcos related to the Eliana I concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.12 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.13	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A., Sociedad Legal Minera Eliana II Una de la Sierra San Marcos and Sociedad Legal Minera Eliana III Una de la Sierra San Marcos related to the Eliana II and Eliana III concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.13 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.14	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Julia Una de la Sierra San Marcos related to the Julia concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.14 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.15	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Rosario Una de la Sierra San Marcos related to the Rosario concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.15 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.16	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.16 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.17	Amendment of Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.17 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.18	Option Agreement related to the McCart property dated August 20, 2010 between the Corporation and Gondwana Gold (formerly China Opportunity) (incorporated by reference to Exhibit 4.18 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.19	Letter of Intent – Option Agreement related to the Trillador property dated June 23, 2010 (incorporated by reference to Exhibit 4.19 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.20	First Modification to Letter of Intent – Option Agreement related to the Trillador property dated August 27, 2010 (incorporated by reference to Exhibit 4.20 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)
4.21	Purchase Agreement dated October 22, 2010 among the Corporation, BPV Gold, Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC in connection with certain mining claims located in Nevada (incorporated by reference to Exhibit 4.21 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)
4.22	Modification to Acquisition Agreement among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta property dated September 15, 2010 (incorporated by reference to Exhibit 4.22 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)
4.23	Agency Agreement dated December 13, 2010 between the Corporation and RBC Dominion Securities Inc. and MGI Securities Inc.
4.24	Warrant Indenture between the Corporation and Valiant Trust Company dated December 20, 2010 governing the terms of the share purchase warrants of the Corporation issued on December 20, 2010
4.25	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Trillador Una de la Sierra San Marco related to the Trillador concessions dated January 31, 2011
4.26	Letter Agreement related to the Ashby Gold property dated July 19, 2011 between the Corporation and Orsa Ventures Corp.
8.1	List of Subsidiaries of the Corporation (incorporated by reference to Exhibit 8.1 to the Corporation’s Amendment No. 2 to registration statement on Form 20-F filed with the Commission on December 6, 2010)
15.1	Consent of McGovern, Hurley, Cunningham, LLP
15.2	Consent of Matthew Gray, Ph.D, C.P.G.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BRIDGEPORT VENTURES INC.
Registrant

Date: July 25, 2011	/s/ Carmelo Marrelli
Carmelo Marrelli
Chief Financial Officer

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2011, 2010 and 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Bridgeport Ventures Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors’ report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ "Shastri Ramnath"	/s/ "Carmelo Marrelli"
Shastri Ramnath	Carmelo Marrelli
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
July 25, 2011

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Bridgeport Ventures Inc.

We have audited the accompanying consolidated financial statements of Bridgeport Ventures Inc. and its subsidiaries, which comprise the consolidated balance sheets as at April 30, 2011 and 2010, the consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ equity and the consolidated statements of cash flows for each of the years in the three-year period ended April 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bridgeport Ventures Inc. and its subsidiaries as at April 30, 2011 and 2010, and their financial performance and cash flows for each of the years in the three-year period ended April 30, 2011 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP
/s/ McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
July 25, 2011

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at April 30,	2011	2010
Assets
Current assets
Cash and cash equivalents	$22,870,894	$11,137,382
Amounts receivable and prepaids	328,637	130,342
Short term investment (Note 6(b))	280,000	-
	23,479,531	11,267,724
Interest in exploration properties and deferred exploration expenditures (Note 6)	7,659,047	3,840,460
Equipment (Note 7)	42,902	26,007
	$31,181,480	$15,134,191
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$1,046,868	$325,079
Future income tax liability (Note 11)	-	424,189
	1,046,868	749,268

Shareholders' Equity
Capital stock (Note 8)	31,364,501	11,798,967
Warrants (Note 10)	5,604,011	3,679,500
Contributed surplus	2,395,717	1,017,759
Deficit	(9,404,617)	(2,111,303)
Accumulated other comprehensive income	175,000	-
	(9,229,617)	(2,111,303)
	30,134,612	14,384,923
	$31,181,480	$15,134,191

Commitments and Contingencies (Note 15)
Subsequent events (Note 16)

Approved on behalf of the board:

signed " Hugh Snyder "	signed "Graham Clow"
Director	Director

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

For the year ended April 30,	2011	2010	2009

Expenses
Stock-based compensation (Note 9)	$1,352,186	$1,017,759	$-
Professional fees (Note 12)	787,883	309,989	12,238
Reporting issuer costs	120,173	216,004	-
Management fees (Note 12)	85,313	94,500	-
Business development	183,796	153,415	-
General and administrative	974,740	162,037	3,601
Foreign exchange loss (gain)	(89,826)	60,854	-
Amortization	9,067	991	-

Loss before the under-noted	3,423,332	2,015,549	15,839

Write-off of exploration property (Note 6(a)(d)(e)(f))	4,474,945	-	161,023
Interest and other income	(155,774)	(22,151)	(4,410)

Net loss before taxes	7,742,503	1,993,398	172,452

Future income tax (recovery) (Note 11)	(449,189)	(15,200)	(48,600)

Net loss for the period	7,293,314	1,978,198	123,852

Unrealized gain on available- for sale securities, net of tax of $25,000 (Note 6(b))	(175,000)	-

Comprehensive loss for the period	$7,118,314	$1,978,198	$123,852

Net loss per share
- basic and diluted	$0.20	$0.12	$0.02

Weighted average number of shares outstanding
- basic and diluted	36,402,004	17,111,690	7,895,000

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

				Accumulated
				Other
	Capital		Contributed	Comprehensive
	Stock	Warrants	Surplus	Income	Deficit	Total

Balance, April 30, 2008	$367,100	$-	$-	$-	$(9,253)	$357,847
Net loss for the year	-	-	-	-	(123,852)	(123,852)

Balance, April 30, 2009	367,100	-	-	-	(133,105)	233,995
Issued for exploration property interest (Note 6(b))	19,500	-	-	-	-	19,500
Initial public offering, net of costs (Note 8(a))	1,001,767	634,955	366,812	-	-	-
Private placement, net of costs (Note 8(b))	8,722,037	3,314,563	-	-	-	12,036,600
Acquisition of Rio Condor Resources S.A. (Note 5)	2,040,000	-	-	-	-	2,040,000
Exercise of warrants (Note10)	13,500	-	-	-	-	13,500
Value of warrants exercised (Note10)	1,875	(1,875)	-	-	-	-
Stock-based compensation (Note 9)
- Officers and directors	-	-	495,205	-	-	495,205
- Employee	-	-	20,493	-	-	20,493
- Consultants	-	-	502,061	-	-	502,061
Net loss for the period	-	-	-	-	(1,978,198)	(1,978,198)

Balance, April 30, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Shareholders' Equity (continued)
(Expressed in Canadian Dollars)

				Accumulated
				Other
	Capital		Contributed	Comprehensive
	Stock	Warrants	Surplus	Income	Deficit	Total

Balance, April 30, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923
Public offering, net of costs (Note 8(d))	13,885,090	2,003,127	-	-	-	15,888,217
Exercise of warrants	452,600	-	-	-	-	452,600
Value of warrants exercised (Note 10)	100,144	(100,144)	-	-	-	-
Warrants expired (Note 10)	-	(25,772)	25,772	-	-	-
Acquisition of exploration properties (Note 8(c))	5,175,000	-	-	-	-	5,175,000
Step-up warrants issued (Note 10)	(47,300)	47,300	-	-	-	-
Stock-based compensation (Note 9)
- Officers and directors	-	-	1,032,500	-	-	1,032,500
- Employee	-	-	30,081	-	-	30,081
- Consultants	-	-	289,605	-	-	289,605
Unrealized gain on available- for sale securities, net of tax of $25,000 (Note 6(b))	-	-	-	175,000	-	175,000
Net loss for the period	-	-	-	-	(7,293,314)	(7,293,314)

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,404,617)	$30,134,612

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	2011	2010	2009

(Used in) provided by:

Operations activities
Net loss for the period	$(7,293,314)	$(1,978,198)	$(123,852)
Items not affecting cash:
Stock-based compensation (Note 9)	1,352,186	1,017,759	-
Amortization	9,067	991	-
Write-off of exploration property (Note 6(a)(d)(e)(f))	4,474,945	-	161,023
Future income tax recovery	(449,189)	(15,200)	(48,600)
Changes in non-cash working capital:
Amounts receivable and prepaids	(198,295)	(120,937)	(4,114)
Accounts payable and accrued liabilities	(31,419)	162,392	20,954

	(2,136,019)	(933,193)	5,411

Financing activities
Issue of securities	17,702,600	13,803,500	-
Share issue costs	(1,361,783)	(751,633)	-

	16,340,817	13,051,867	-

Investing activities
Cash acquired upon acquisition of Rio Condor Resources S.A. (Note 5)	-	7,207	-
Costs of acquisition of Rio Condor S.A. Resources (Note 5)	-	(32,632)	-
Expenditures on exploration properties	(2,465,324)	(1,032,653)	(191,955)
Option payment received (Note 6(b))	20,000	-	-
Additions to equipment	(25,962)	(26,998)	-

	(2,471,286)	(1,085,076)	(191,955)

Net change in cash and cash equivalents	11,733,512	11,033,598	(186,544)

Cash and cash equivalents, beginning of the year	11,137,382	103,784	290,328

Cash and cash equivalents, end of the year	$22,870,894	$11,137,382	$103,784

Supplemental disclosure of cash flow information (Note 13)

See accompanying notes to the consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

1.     Nature of operations

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company, which is in the development stage as defined by CICA Handbook Accounting Guideline 11, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in Latin America, the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral properties and the related deferred expenditures is dependent upon either the sale for proceeds in excess of carrying cost or the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's mineral property interests are subject to the risk of increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

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

The Company's assets may also be subject to increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and restrictions and political uncertainty.

As at April 30, 2011, the Company had cash and cash equivalents of $22,870,894 and working capital of $22,432,663. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

2.     Basis of presentation and accounting policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year except where disclosed below. Outlined below are those policies considered significant.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Rio Condor Resources S.A and Bridgeport Gold Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and balances with selected financial institutions, including high interest savings accounts and certificates of deposit with maturity dates of three months or less, and cashable guaranteed instrument certificates.

Interest in Exploration Properties and Deferred Exploration Expenditures

Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations in the year of abandonment or sale.

The Company reviews its exploration properties to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company reviews capitalized costs relating to its property interests on a periodic basis and recognizes an impairment in value based upon a review of exploration results, whether the Company has significant exploration plans in the immediate future and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review. An impairment loss is recognized when the carrying amount of the exploration properties is not recoverable and exceeds its fair value. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write-down.

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

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. There were no material asset retirement obligations as at April 30, 2011, 2010 and 2009.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued)

Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net loss for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet or until impairment is assessed as other than temporary. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net loss for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

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

For the years ended April 30, 2011, 2010 and 2009, all options and warrants were excluded from the computation of the diluted loss per share, because the effect would be anti-dilutive. See Notes 9 and 10 for potentially dilutive securities.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the income tax bases of assets and liabilities, and are measured using the enacted or substantively enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Short-term Investment

The short-term investment consists of common shares in a public company, recorded at fair value. Fair value of the investment is determined based on the bid price. In addition, the short-term investment is classified as available-for-sale.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions affect the carrying values of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations. Other significant estimates made by the Company include factors affecting the valuation of future tax assets and liabilities contingencies, stock-based compensation and warrants. The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates and these differences could be material.

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

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on the declining balance basis per annum, based on the estimated useful life, as follows:

Computer equipment	-	30%
Software	-	20%
Office equipment	-	20%
Structures	-	20%
Machinery and equipment	-	30%

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued) Stock-based Compensation

The Company records all stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period with a corresponding credit to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Fair Value Hierarchy and Liquidity Risk Disclosure

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.

  Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level two includes inputs that are observable other than quoted prices included in level one.
  Level three includes inputs that are not based on observable market data.
	Level One	Level Two	Level Three

Cash equivalents	$23,226,135	$-	$-
Short-term investment	$280,000	$-	$-

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.     Basis of presentation and accounting policies (continued)

Future Accounting Changes

a)	International Financial Reporting Standards (“IFRS”)

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

b)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

3.     Capital management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors periodically.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

3.     Capital management (continued)

The Company considers its capital to be equity, comprising capital stock, warrants, contributed surplus, deficit and accumulated other comprehensive income which at April 30, 2011 totaled $30,134,612 (April 30, 2010 - $14,384,923 and April 30, 2009 - $233,995). The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on its exploration activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended April 30, 2011. The Company is not subject to any capital requirements imposed by a lending institution.

4.     Financial risk factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of April 30, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2011, the Company had a cash and cash equivalents balance of $22,870,894 (April 30, 2010 - $11,137,382) to settle current liabilities of $1,046,868 (April 30, 2010 - $325,079). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

Market Risk

a)	Interest Rate Risk

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

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

4.     Financial risk factors (continued)

Market Risk

b)	Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada, the United Sates and Chile, and Chilean peso bank accounts in Chile. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Company had the following significant balances in foreign currencies:

April 30,	2011	2010

Unites States Dollars
(Bank indebtedness) cash	$(375,361)	$508,464
Amounts receivable and prepaids	$1,082	$-
Accounts payable and accrued liabilities	$20,196	$82,208

Chilean Peso
Amounts receivable and prepaids	112,182,936	17,138,310
Accounts payable and accrued liabilities	199,755,213	10,568,652

c)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk. The Company's short term investment in Gondwana Gold Inc. ("Gondwana Gold") (formerly "China Opportunity Inc.") is subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

The Company has designated its cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Short term investment is classified as available-for-sale. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve months period:

(i) Cash equivalents are subject to floating interest rates. As at April 30, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the year ended April 30, 2011 would have been approximately $156,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

4.     Financial risk factors (continued)

Sensitivity Analysis (continued)

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April,30, 2011, a plus or minus 5% change in the foreign exchange rate with all other variables held constant, the loss for the year ended April 30, 2011 would have been approximately $48,000 higher/lower and the reported shareholders' equity would have been approximately $48,000 lower/higher.

(iii) The Company's short term investment in the common shares of Gondwana Gold is subject to fair value fluctuations. As at April 30, 2011, if the bid price of the common shares of Gondwana Gold had changed by 10% with all other variables held constant, the other comprehensive income for the year ended April 30, 2011 before tax would have been approximately $28,000 higher/lower and reported shareholders' equity would have been approximately $28,000 higher/lower.

5.     Acquisition of Rio Condor Resources S.A.

On December 11, 2009, Bridgeport acquired all of the issued and outstanding shares (the "Shares") of Rio Condor Resources S.A. (“Rio Condor”) other than one common share of Rio Condor that is held by a local individual, as required under Chilean law, pursuant to a share purchase agreement dated November 10, 2009. Rio Condor and Bridgeport were arm's length parties at the time of the acquisition. As consideration for the Shares, Bridgeport paid $2,100 (US$2,000) cash and issued 1,200,000 common shares (valued at $2,040,000) to the former shareholder of Rio Condor. On November 30, 2009 the Company advanced US$362,500 ($400,000) to Rio Condor to enable Rio Condor to meet its property obligations. Bridgeport also paid legal fees of $30,532 in connection with the acquisition. The Bridgeport shares were valued at $1.70 per share, which is the fair market value of the Bridgeport shares, on the date the transaction closed (December 11, 2009).

Rio Condor was a Chilean private company which owned an option to purchase an undivided interest in the Rosario-Tamara properties. Rio Condor had not commenced exploration activities on its properties at the time of acquisition and no mineral resources or reserves have been identified.

The allocation of the purchase of Rio Condor’s assets and liabilities is as follows:

Assets acquired
Cash and cash equivalents	$7,207
Loan receivable	127,144
Exploration property interest (Note 6)	2,895,231
Loan payable and accounts payable and accrued liabilities	(532,761)
Future income tax liability	(424,189)

$2,072,632

Consideration paid
1,200,000 common shares	$2,040,000
Cash	2,100
Acquisition costs (legal costs)	30,532

$2,072,632

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

5.     Acquisition of Rio Condor Resources S.A. (continued)

This acquisition has been accounted for as an acquisition of net assets, rather than a business combination, as the net assets acquired did not represent a separate business operation. The excess of the purchase price over the net book value of the net assets acquired has been allocated to the interest in exploration property and includes the effect of recording a future income tax liability on the temporary differences arising on the transaction.

6.     Interest in exploration properties and deferred exploration expenditure

Year Ended April 30, 2011

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(g)	(b)	(c)(d)(e)(f)	Total

Opening balance	$-	$263,860	$3,576,600	$3,840,460
Acquisition	5,175,000	-	170,855	5,345,855
Exploration	1,255,690	7,736	1,784,251	3,047,677
Option payment received	-	(100,000)	-	(100,000)
Write-off of exploration properties	-	-	(4,474,945)	(4,474,945)
Ending balance	$6,430,690	$171,596	$1,056,761	$7,659,047

Year Ended April 30, 2010

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(g)	(b)	(c)(d)(e)(f)	Total

Opening balance	$-	$165,932	$-	$165,932
Acquisition	-	19,500	3,047,933	3,067,433
Exploration	-	78,428	528,667	607,095
Ending balance	$-	$263,860	$3,576,600	$3,840,460

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6.     Interest in exploration properties and deferred exploration expenditure (continued)

Year Ended April 30, 2009

	McCart	Gold Rock
	Township	Property
	(Canada)	(Canada)
	(b)	(a)	Total

Opening balance	$-	$135,000	$135,000
Acquisition	5,000	-	5,000
Exploration	160,932	26,023	186,955
Write-off of exploration properties	-	(161,023)	(161,023)
Ending balance	$165,932	$-	$165,932

(a)	Gold Rock Property Project

Pursuant to a December 18, 2007 option agreement and subsequent amendment, the Company entered into an agreement to acquire a 100% interest in six mining claims located near Dryden, Ontario. To acquire the first 50% interest, the Company was required to:

(i) Make a cash payment of $50,000(paid);
(ii) Make a cash payment of $25,000 on or prior to the December 18, 2009;
(iii) Issue 100,000 common shares of the Company or make a cash payment of $50,000 on or prior to December 18, 2009; and
(iv) Complete of a minimum of $100,000 in exploration expenditures on or prior to December 18, 2008 (completed), and $300,000 of exploration expenditures on or prior to December 18, 2010.

To acquire the second 50% interest, the Company was required to:

(i) Make a cash payment of $50,000 on or prior to December 18, 2011;
(ii) Issue 600,000 common shares of the Company or make a cash payment of $400,000 on or prior to December 18, 2011; and
(iii) Complete a minimum of $500,000 in exploration expenditures on or prior to December 18, 2012.

As a result of poor exploration results, the Company entered into a termination agreement regarding this property and consequently, related capitalized costs were written off during the year ended April 30, 2009 and is no longer engaged in additional exploration operations on this property.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6. Interest in exploration properties and deferred exploration expenditures (continued)

(b)	McCart Township

On November 11, 2008, the Company entered into an agreement to acquire a 100% interest in two mining claims (the “Claims”) located near McCart Township, Ontario. The Claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Company is required to:

  Make a cash payment of $5,000 (paid);

  Issue 150,000 common shares of the Company (issued and valued at $19,500).

Effective July 29, 2009, the Company issued an aggregate of 150,000 common shares in partial satisfaction of its obligations to acquire 100% interest in the McCart Township Claims. The value of the 150,000 common shares was calculated by applying the unit price of $0.13 pursuant to the initial public offering of the Company.

At anytime after the commencement of commercial production, the Company has the right to purchase 1% of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Company acquired three additional mining claims located in the same Township subject to a 1% NSR (50% of which the Company has the right to purchase for $1,000,000), for cash consideration of $nil. Subsequent to the year end, the three claims were cancelled.

On August 24, 2010, Bridgeport granted to Gondwana Gold an option to acquire up to a 70% interest in the McCart Property. Gondwana Gold may earn an initial 50% interest in the McCart Property by:

(i) making an initial cash payment to Bridgeport in the amount of $20,000 (received);
(ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

Gondwana Gold may earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of Gondwana Gold in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010. As of April 30, 2011, the bid price of Gondwana Gold was $0.70 resulting in a unrealized gain of $200,000 which was recorded in other comprehensive income for the year ended April 30, 2011. At April 30, 2011, Gondwana Gold was valued at $280,000 using the bid price of the security.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6.     Interest in exploration properties and deferred exploration expenditures (continued)

(c)	Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company would enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor Resources S.A. ("Rio Condor"). The closing of the option agreement was to take place following a due diligence period. Under the terms of the proposed agreement with the property owners, the Company would be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition was royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million are due as follows:

	US$

Date of Closing	$25,000	(paid) (1)
January 17, 2011	25,000	(paid) (1)
January 31, 2012	50,000
January 31, 2013	60,000
January 31, 2014	250,000
January 31, 2015	1,090,000

	$1,500,000

(1)	US$50,000 Canadian equivalent equals $51,795.

(d)	SOESMI Property

Pursuant to an agreement entered into on December 3, 2009, Rio Condor would have paid US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group was subject to a 2% NSR that may be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid on June 3, 2010. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$75,000	(paid)
June 3, 2010	50,000	(paid)
December 3, 2010	50,000	(not paid)
June 3, 2011	100,000	(not paid)
December 3, 2011	150,000
December 3, 2012	575,000

	$1,000,000

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6.     Interest in exploration properties and deferred exploration expenditures (continued)

(d)	SOESMI Property (continued)

During the year ended April 30, 2011, the Company has determined not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Company has written off all costs associated with this project in the amount of $611,352.

(e)	Simonetta Property

Subsequent to Bridgeport’s acquisition of Rio Condor, pursuant to an agreement entered into on January 23, 2010, Rio Condor would have paid US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition was royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$30,000	(paid)
July 23, 2010	10,000	(paid)
January 23, 2011	65,000	(not paid)
January 23, 2012	150,000
January 23, 2013	245,000
January 23, 2014	500,000

	$1,000,000

The Company paid $10,359 (US$10,000) during the year ended April 30, 2011 relating to the Simonetta option agreement. Subsequent to the payment, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) would not be made. As a result, Rio Condor's rights in respect of such property have been forfeited and costs of $554,473 associated with the project have been written-off.

(f)	Rosario Project

The Company had an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario property (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario property is subject to a 2% NSR which may be purchased for US$2 million. Tamara is royalty free. The Company was required to pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I were entitled to excavate a total of 6,000 tons per month from the property until the last payment is made.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

6.     Interest in exploration properties and deferred exploration expenditures (continued)

(f)	Rosario Project (continued)

To date, the Company has focused its exploration efforts on the Rosario property, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management has decided that the property does not have the size potential for the Company to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport has determined to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the November 5, 2010 property payment of US $720,000. As a result, Rio Condor's rights in respect of such properties have been forfeited and costs of $3,309,120 associated with the project have been written-off.

The Company has retained its rights to the Tamara property. During the year ended April 30, 2011, the Company paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Company is entitled to maintain its rights to the Tamara property by making the following cash payments.

	Cash payments (US$)

November 5, 2009	$15,000	(paid)
November 5, 2010	35,000	(paid)
November 5, 2011	50,000
November 5, 2012	70,000
November 5, 2013	230,000

	$400,000

(g)	Nevada Portfolio

On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. (“Fronteer”) a 100% interest in 10 mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a net smelter return royalty of up to 3%. On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares (valued at approximately $5.2 million (see note 8(c)) in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked a further 156 claims adjacent to the properties and intends to continue with the land acquisition effort.

7.     Equipment

			Net Carrying	Net Carrying
			Amount	Amount
		Accumulated	April 30,	April 30,
	Cost	Amortization	2011	2010

Computer equipment	$30,234	$4,825	$25,409	$7,402
Software	315	158	157	-
Office equipment	1,788	219	1,569	328
Structures	15,567	3,207	12,360	13,410
Machinery and equipment	5,057	1,650	3,407	4,867

Total	$52,961	$10,059	$42,902	$26,007

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

8.     Capital stock

Authorized - Unlimited common shares

Issued

	Number of
	Common
	Shares	Amount

Balance, April 30, 2008 and 2009	7,895,000	$367,100
Issued for exploration property interest (Note 6(b))	150,000	19,500
Initial public offering, net of costs (a)	6,180,000	634,955
Private placement, net of costs (b)	12,590,000	8,722,037
Acquisition of Rio Condor Resources S.A. (Note 5)	1,200,000	2,040,000
Exercise of warrants	21,000	13,500
Fair value of exercise of warrants	-	1,875

Balance, April 30, 2010	28,036,000	$11,798,967
Public offering, net of costs (d)	17,250,000	13,885,090
Acquisition of mineral properties (c)	4,500,000	5,175,000
Exercise of warrants	793,600	452,600
Fair value of warrants exercised	-	100,144
Step-up warrants issued (Note 10)	-	(47,300)

Balance, April 30, 2011	50,579,600	$31,364,501

(a)	The Company completed its initial public offering on October 7, 2009 pursuant to which it issued an aggregate of 6,000,000 units at a price of $0.20 per unit to raise aggregate gross proceeds of $1,200,000 as per the final prospectus dated September 25, 2009. Each unit consisted of one common share of Bridgeport and one warrant. Each warrant entitles the holder thereof to acquire one additional common share of Bridgeport at an exercise price of $0.50 until October 7, 2014. The agent in the offering received an aggregate of 420,000 compensation warrants, each such compensation warrant entitling the agent to acquire one unit with the same terms as those issued in the initial public offering at an exercise price of $0.20 per unit until April 7, 2011. The agent elected to receive an aggregate of 180,000 units in satisfaction of $36,000 of commission to which it was entitled in connection with the offering, with the balance of the commission in the amount of $48,000 paid in cash. The aggregate proceeds raised of $1,236,000 were offset by the Black-Scholes value of the warrants issued of $432,600 and share issuance costs of $168,445.

(b)	On December 1, 2009, Bridgeport completed its non-brokered private placement financing, pursuant to which it issued an aggregate of 12,590,000 units at a price of $1.00 per unit to raise aggregate gross proceeds of $12,590,000. Each unit consisted of one common share of Bridgeport and one warrant. Each warrant entitles the holder to acquire one additional common share of Bridgeport until December 1, 2012 at an exercise price of $1.50 per share. The aggregate proceeds raised of $12,590,000 were offset by the Black-Scholes value of the warrants issued of $3,399,300 and share issuance costs of $468,663.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

8.     Capital stock (continued)

(b)	(continued) In connection with the private placement, Bridgeport paid fees in the aggregate amount of $503,400 to certain qualified registrants assisting in the offering, and issued an aggregate of 521,200 compensation warrants to such persons. Each compensation warrant entitles the holder to acquire one common share of Bridgeport at an exercise price of $1.00 per share for a period of one year from the date of issuance.

The Chairman of the Company subscribed for 1 million units at a price of $1.00 per unit. A former director of the Company subscribed for 100,000 units at a price of $1.00 per unit and a trust he controls subscribed for 50,000 units at a price of $1.00 per unit.

(c)	On November 15, 2010, Bridgeport issued to Fronteer 4.5 million common shares at $1.15 per share based on the market value of the shares at the time of issue, in consideration of the acquisition of certain Nevada properties Note 6(g).

(d)	On December 20, 2010 and January 7, 2011, the Company closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Company at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional common share of the Company at an exercise price of $1.40 until December 20, 2010.

The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants ("Compensation Warrants") were issued to the underwriters. Each Compensation Warrant is exercisable into a unit for $1.00 with each unit comprised of one common share and one-half of one Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options

(a)	Stock option plan

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

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(a)	Stock option plan (continued)

The following table reflects the continuity of stock options for the years ended April 30, 2011, 2010 and 2009:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)

Balance, April 30, 2008 and 2009	-	-
Granted (1)(2)(3)(4)(5)(6)(7)(8)(9)	2,400,000	1.21

Balance, April 30, 2010	2,400,000	1.21
Granted (10)(11)(12)(13)(14)	2,340,000	1.01
Forfeited	(75,000)	2.10
Expired	(100,000)	2.40

Balance, April 30, 2011	4,565,000	1.06

(1)	On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the year ended April 30, 2011 $nil (2010 - $56,000 and 2009 - $nil) was expensed to stock-based compensation.

(2)	On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2011, $59,454 (2010 - $97,153 and 2009 - $nil) was expensed to stock-based compensation.

(3)	On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the year ended April 30, 2011, $71,797 (2010 - $114,388 and 2009 - $nil) was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(a)	Stock option plan (continued)

	(4)	On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2011, $110,822 (2010 - $158,767 and 2009 - $nil) was expensed to stock-based compensation.

	(5)	On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. As of April 30, 2011, 500,000 options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2011, $189,612 (2010 - $275,685 and 2009 - $nil) was expensed to stock-based compensation.

	(6)	On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2011, $152,073 (2010 - $183,285 and 2009 - $nil) was expensed to stock-based compensation.

	(7)	On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. As of April 30, 2011, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2011, $34,117 (2010 - $77,817 and 2009 - $nil) )was expensed to stock-based compensation.

	(8)	On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the year ended April 30, 2011, $18,947 (2010 - $20,493 and 2009 - $nil) was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(a)	Stock option plan (continued)

	(9)	On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. As of April 30, 2011, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. During the year ended April 30, 2011, 33,333 of these stock options were forfeited. For the year ended April 30, 2011, ($5,920) (2010 - $34,171 and 2009 - $nil) was reflected as a reversal to stock-based compensation.

	(10)	On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the year ended April 30, 2011, $172,227 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

	(11)	On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the year ended April 30, 2011, $481,064 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

	(12)	On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the year ended April 30, 2011, $56,859 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

	(13)	On March 15, 2011, the Company granted 35,000 options at $0.85 to an employee of the Company with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2011, $4,508 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(a)	Stock option plan (continued)

	(14)	On March 15, 2011, the Company granted 55,000 options at $1.00 to employees of the Company with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2011, $6,626 (2010 - $nil and 2009 - $nil) was expensed to stock-based compensation.

	(15)	During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant.

The weighted average fair value of the total options granted during the year ended April 30, 2011 on the grant date was $0.58 (2010 - $0.81).

As at April 30, 2011, the Company had the following stock options outstanding and exercisable:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for
stock	stock	Exercise	number of stock	Expiry
options	options	price ($)	options granted	date

200,000	200,000	0.35	0.69	January 7, 2012
500,000	500,000	0.35	3.31	August 20, 2014
200,000	133,333	1.20	3.54	November 12, 2014
250,000	166,667	1.20	3.55	November 17, 2014
300,000	200,000	1.40	3.61	December 7, 2014
500,000	333,333	1.40	3.61	December 7, 2014
250,000	166,667	2.15	3.70	January 11, 2015
25,000	16,667	2.40	3.76	February 1, 2015
400,000	133,333	1.05	4.40	September 23, 2015
1,600,000	533,333	1.00	4.65	December 21, 2015
250,000	83,333	1.00	4.69	January 7, 2016
35,000	11,667	0.85	4.88	March 15, 2016
55,000	18,333	1.00	4.88	March 15, 2016

4,565,000	2,496,666	1.06	3.97

The weighted average exercise price of exercisable stock options as at April 30, 2011 is $1.02 (2010 - $0.89) .

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.     Stock options (continued)

(b)	Other stock-based compensation arrangements

During the year ended April 30, 2011, a significant shareholder of the Company, and a significant shareholder who is also a director and Chairman of the Company, granted an aggregate of 1,000,000 options to an officer of the Company to acquire certain of their holdings of common shares of the Company at an exercise price of $1.00 per share until September 29, 2015. These options were to vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 80%, risk-free rate of return of 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and $nil was expensed as stock based compensation in the year ended April 30, 2011.

10.     Warrants

The following table reflects the continuity of warrants for the years ended April 30, 2011, 2010 and 2009:

		Grant date
	Number of	fair value
	Warrants	($)

Balance, April 30, 2008 and 2009	-	-
Granted (i)(ii)(iii)(iv)(v)	19,711,200	3,681,375
Exercised	(21,000)	(1,875)

Balance, April 30, 2010	19,690,200	3,679,500
Granted (Note 8(d))	9,660,000	2,003,127
Step-up warrants issued (vi)(vii)(viii)	420,000	47,300
Exercised	(793,600)	(100,144)
Expired	(151,600)	(25,772)

Balance, April 30, 2011	28,825,000	5,604,011

(i)	The grant date fair value of $420,000 was assigned to the 6,000,000 warrants issued as part of the initial public offering unit described in Note 8(a) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. Issue costs associated with the warrant issue amounted to $101,247.

(ii)	The grant date fair value of $12,600 was assigned to the 180,000 warrants issued to the agent described in Note 8(a) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. Issue costs associated with the warrant issue amounted to $2,341.

(iii)	The grant date fair value of $37,800 was assigned to the 420,000 compensation warrants described in Note 8(a) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 1.28% and an expected maturity of 1.5 years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

10.     Warrants (continued)

(iv)	The grant date fair value of $3,399,300 was assigned to 12,590,000 warrants described in Note 8(b) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 83%, risk-free rate of return 1.5% and an expected maturity of 3 years. Issue costs associated with the warrant issue amounted to $173,341.

(v)	The grant date fair value of $88,604 was assigned to 521,200 warrants described in Note 8(b) as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 83%, risk-free rate of return 1.13% and an expected maturity of 1 year.

(vi)	On January 31, 2011, 210,000 warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $24,100 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of of 1.84% and an expected maturity of 3.68 years.

(vii)	On February 24, 2011, 100,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $20,000. As a result, 100,000 additional warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,300 was assigned to the 100,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.36% and an expected maturity of 3.62 years.

(viii)	On April 6, 2011, 110,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $22,000. As a result, 110,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,900 was assigned to the 110,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.51% and an expected maturity of 3.51 years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

10.     Warrants (continued)

As at April 30, 2011, the Company had the following warrants outstanding:

		Grant date
Number of	Exercise	fair	Expiry
Warrants	Price ($)	Value ($)	Date

6,575,000	0.50	$374,925	October 7, 2014
12,590,000	1.50	3,225,959	December 1, 2012
8,625,000	1.40	1,622,699	December 20, 2012
1,035,000(1)	1.00	380,428	December 20, 2012

28,825,000	1.22	$5,604,011

(1)	Each exercisable to acquire one unit, each unit consisting of one common share and one-half of one warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012.

The weighted average remaining contractual life of outstanding warrants as at April 30, 2011 is 2.03 years.

11.     Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 30.8% (2010 – 33% and 2009 – 33.3%) were as follows:

	2011	2010	2009

(Loss) before income taxes	$(7,742,503)	$(1,993,398)	$(172,452)

Expected income tax benefit based on statutory rate	(2,329,200)	(651,200)	(57,500)
Change in expected future tax rate	-	84,000	8,900
Differences in tax rates and other	714,200	-	-
Non deductible stock-based compensation	338,000	332,500	-
Others	411,911	28,700	-
Share issue cost	(340,000)	(187,900)	-
Tax benefit not recognised	755,900	378,700	-

Future income tax (recovery)	$(449,189)	$(15,200)	$(48,600)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

11.     Income taxes (continued)

b)	Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities in Canada and Chile approximate the following:

	2011	2010	2009

Future income tax assets (liabilities)
Property and equipment	$(3,200)	$-	$-
Deferred exploration expenditures	12,200	(446,289)	(18,100)
Non-capital losses	730,000	239,000	1,200
Share issuance costs	395,600	161,800	1,700

Future income tax (liabilities)	1,134,600	(45,489)	(15,200)
Valuation allowance for future tax (i)	(1,134,600)	(378,700)	-

Net future tax (liability)	$-	$(424,189)	$(15,200)

	(i)	The Company has provided a valuation allowance for future tax assets to the extent that it is not more likely than not that they will be realized.

c)	Tax Loss Carry-Forwards

The Company has approximately $2,019,000 of non-capital losses in Canada, $292,898 of non-capital losses in Chile and $118,268 in US, which can be used to reduce taxable income in future years and expire in the following years:

	Canada	Chile	US

2028	$2,000	$-	$-
2029	3,000	-	-
2030	844,000	-	-
2031	1,170,000	-	118,268
Indefinite	-	292,898	-

Total	$2,019,000	$292,898	$118,268

The Company also has approximately $7,400,000 of cumulative exploration and development expenditure pools in Canada and $3,047,000 of expenditure pools in Chile which may, in certain circumstances be used to reduce taxable income in future years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

12.     Related party transactions

The Company had the following related party transactions during the years ended April 30, 2011, 2010 and 2009:

(a)	During the year ended April 30, 2011, the Company paid consulting fees of $nil (2010 - $21,000 and 2009 - $nil) to a corporation that is beneficially controlled by the former Chief Executive Officer of Bridgeport. The former Chief Executive Officer of Bridgeport is the President and a director of the associated company. These costs are reflected in management fees in the consolidated statements of operations.

(b)	For the year ended April 30, 2011, the Company paid $40,000 (2010 - $36,000 and 2009 - $nil) to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the President of MSSI. As at April 30, 2011, MSSI was owed $12,562 (2010 - $12,226) and this amount was included in accounts payable and accrued liabilities.

(c)	For the year ended April 30, 2011, the Company paid $10,696, (2010 - $5,637 and 2009 - $nil) to DSA Corporate Services Inc. ("DSA"), a firm providing corporate secretarial services to Bridgeport. Carmelo Marrelli, the Chief Financial Officer of the Company is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at April 30, 2011, DSA was owed $989 (2010 - $919) and this amount was included in accounts payable and accrued liabilities.

(d)	During the year ended April 30, 2011, the Company paid management consulting fees of $65,625, (2010 - $37,500 and 2009 - $nil) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. Of this amount, $45,313 (2010 - $37,500 and 2009 - $nil) is reflected in management fees and $20,312 (2010 - $nil and 2009 - $nil) is reflected in general and administrative expenses in the consolidated statements of operations.

(e)	During the year ended April 30, 2011, the Company paid engineering consulting fees of $54,500, (2010 - $18,333 and 2009 - $nil) to a director of the Company. Of this amount, $26,250 (2010 - $18,333 and 2009 - $nil) is reflected in professional fees and $23,250 (2010 - $nil and 2009 - $nil) is reflected in general and administrative expenses in the consolidated statements of operations. As at April 30, 2011, the director was owed $2,260 (2010 - $nil) and this amount was included in accounts payable and accrued liabilities.

(f)	During the year ended April 30, 2011, the Company paid/accrued geological consulting fees of $nil (2010 - $11,340 and 2009 - $nil) to a company that is controlled by a director of Bridgeport. These costs are included in interests in mineral properties and deferred exploration expenditures for the Rosario properties on the consolidated balance sheet.

The above transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties as disclosed above are unsecured, non-interest bearing and due on demand.

(g)	See Note 9(b).

(h)	See Note 8(b)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

13.     Supplemental information

	2011	2010	2009
	$	$	$

Common shares issued pursuant to the McCart Township property agreement (Note 6(b))	-	19,500	-
Common shares issued pursuant to acquisition of Rio Condor Resources S.A.(Note 5)	-	2,040,000	-
Common shares issued pursuant to acquisition of Nevada properties (Note 6(g))	5,175,000	-	-
Units issued in exchange for commission (Note 8(a))	-	36,000	-
Warrants issued as share issuance costs (Note 8(d))	380,428	126,404	-
Value of warrants exercised	100,144	1,875	-
Value of warrants expired (Note 10)	25,772	-	-
Gondwana common shares received pursuant to the Agreement (Note 6(b))	80,000	-	-
Change in accrued exploration property expenditures	753,208	17,578	-

As at April 30, 2011, cash and cash equivalents consisted of a bank overdraft of $365,965 and cash equivalents of $23,236,859. Cash equivalents consist of high interest savings accounts and certificates of deposit at select Canadian financial institutions as at April 30, 2011.

As at April 30, 2010, cash and cash equivalents consisted of cash of $981,301 and cash equivalents of $10,156,081.

As at April 30, 2009, cash and cash equivalents consisted of cash of $103,784.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

14.     Segmented information

April 30, 2011	Canada	Chile	United States	Total

Cash and cash equivalents	$22,861,023	$(1,828)	$11,699	$22,870,894
Amounts receivable and prepaids	82,633	231,808	14,196	328,637
Short term investment	280,000	-	-	280,000

	23,223,656	229,980	25,895	23,479,531
Interest in exploration property and deferred exploration expenditures	171,596	1,056,761	6,430,690	7,659,047
Equipment	23,297	19,605	-	42,902

	$23,418,549	$1,306,346	$6,456,585	$31,181,480

April 30, 2010	Canada	Chile	United States	Total

Cash and cash equivalents	$11,027,755	$109,627	$-	$11,137,382
Amounts receivable and prepaids	96,681	33,661	-	130,342

	11,124,436	143,288	-	11,267,724
Interest in exploration property and deferred exploration expenditures	263,860	3,576,600	-	3,840,460
Equipment	5,156	20,851	-	26,007

	$11,393,452	$3,740,739	$-	$15,134,191

April 30, 2009	Canada	Chile	Total

Cash and cash equivalents	$103,784	$-	$103,784
Amounts receivable and prepaids	9,405	-	9,405

	113,189	-	113,189
Interest in exploration property and deferred exploration expenditures	165,932	-	165,932

	$279,121	$-	$279,121

15.     Commitments and contingencies

(a)	The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(b)	Note 6(c) and (f)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

16. Subsequent events

(i)

On May 20, 2011, Bridgeport decided to terminate its rights to the Rosario, Eliana, and Julia property blocks and did not make the May 20, 2011 property payment of US$720,000. Bridgeport will retain its rights to the Trillador and Tamara properties which are subject to property payments totaling approximately US$100,000 due towards the end of fiscal 2012.

(ii)

On June 8, 2011, the Company granted 5,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $0.85 per share for a period of five years expiring on June 8, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant.

(iii)

On June 8, 2011, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $0.85 per share for a period of five years expiring on June 8, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant.

(iv)

On July 19, 2011, the Company entered into an option agreement (the "Option Agreement") with Orsa Ventures Corp. (“Orsa”) whereby Orsa can earn a 51 per cent interest in Bridgeport’s Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

	a.	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange to the Option Agreement;

	b.	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

	c.	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90 day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

The Option Agreement remains subject to the approval of the TSX Venture Exchange.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles

(a)	The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

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

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the guidance, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time value. The guidance also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. Management has evaluated the adoption of the guidance for purposes of this reconciliation and has determined there is no impact.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a)	(continued) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(iv) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under U.S. GAAP, the proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of a deferred tax liability and the liability recognized on issuance. The 4,000,000 flow-through shares issued in the December 2007 private placement were issued at the same price as the 3,395,000 non-flow-through shares issued pursuant to the same private placement and therefore proceeds of $nil were allocated to the sale of tax benefits relating to the flow-through shares.

Consolidated Balance Sheets

As at April 30,	2011	2010	2009

Assets
Canadian GAAP	$31,181,480	$15,134,191	$279,121
Cumulative exploration adjustment (Note 17 (a)(i))	(2,036,967)	(768,027)	(160,932)

US GAAP	$29,144,513	$14,366,164	$118,189

As at April 30,	2011	2010	2009

Future income tax liabilities
Canadian GAAP	$-	$424,189	$15,200
Cumulative income tax adjustment	-	(89,900)	(15,200)

US GAAP	$-	$334,289	$-

As at April 30,	2011	2010	2009

Capital stock
Canadian GAAP	$31,364,501	$11,798,967	$367,100
Flow-through share adjustment (Note 17 (a)(iv))	69,600	69,600	69,600

US GAAP	$31,434,101	$11,868,567	$436,700

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a)	(continued) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

As at April 30,	2011	2010	2009

Deficit
Canadian GAAP	$(9,404,617)	$(2,111,303)	$(133,105)
Cumulative exploration adjustment (Note 17 (a)(i))	(2,036,967)	(768,027)	(160,932)
Flow-through share adjustment (Note 17 (a)(iv))	(69,600)	20,300	(54,400)

US GAAP	$(11,511,184)	$(2,859,030)	$(348,437)

Consolidated Statements of Operations and Comprehensive Loss

For the year ended April 30,	2011	2010	2009

Net (loss) and comprehensive (loss) under Canadian GAAP	$(7,118,314)	$(1,978,198)	$(123,852)
Exploration adjustment (Note 17 (a)(i))	(1,268,940)	(607,095)	(75,932)
Future tax recovery (provision)	(89,873)	74,700	(9,450)

Net loss and comprehensive loss under US GAAP	$(8,477,127)	$(2,510,593)	$(209,234)

Basic and diluted loss per share
- US GAAP	$(0.24)	$(0.15)	$(0.03)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(a)	(continued) The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Consolidated Statements of Cash Flows

For the year ended April 30	2011	2010	2009

Cash flows from operating activities under Canadian GAAP	$(2,136,019)	$(933,193)	$5,411
Exploration expenditures (Note 17 (a)(i))	(2,294,469)	(607,095)	(186,955)

Cash flows from operating activities under US GAAP	$(4,430,488)	$(1,540,288)	$(181,544)

For the year ended April 30	2011	2010	2009

Cash flows from investing activities under Canadian GAAP	$(2,471,286)	$(1,085,076)	$(191,955)
Exploration expenditures (Note 17 (a)(i))	2,294,469	607,095	186,955

Cash flows from investing activities under US GAAP	$(176,817)	$(477,981)	$(5,000)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended April 30, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

17.     Differences between Canadian and US Generally Accepted Accounting Principles (continued)

(b)	Recent United States GAAP pronouncements

  In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”) applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated results of operations, cash flows or financial position.

  In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”), which amends ASC Topic 855 (“ASC 855”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company’s consolidated financial statements or results of operations.

  In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.