Form 20-F/A
period 2011-04-30
Bridgeport Ventures Inc.
filed 2012-07-18
CIK 1488533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes ___ No X

EXPLANATORY NOTE

This Amendment No. 1 to Bridgeport Ventures Inc.’s (the “Company”) annual report on Form 20-F for the fiscal year ended April 30, 2011, originally filed with the Securities and Exchange Commission on July 25, 2011, is for the purpose of filing the certifications required pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350. Such exhibits were inadvertently omitted from the original filing.

This Amendment No. 1 has not been updated except as required to reflect the omitted certifications and to file updated consents of the Company’s independent registered public accounting firm and technical report author. This Amendment No. 1 does not purport to provide an update or a discussion of any other developments at the Company subsequent to the original filing. For an update of other subsequent events, refer to any other filings the Company has made with the Securities and Exchange Commission since July 25, 2011.

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit
No. Item	Description of Exhibit

1.1	Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
1.2	Bylaw No. 1 of the Corporation (incorporated by reference to Exhibit 1.2 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
1.3	Bylaw No. 2 of the Corporation (incorporated by reference to Exhibit 1.3 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.1	2007 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.2	Agency Agreement dated September 25, 2009 between the Corporation and Toll Cross Securities Inc. (incorporated by reference to Exhibit 4.2 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.3	Acquisition Agreement dated November 11, 2008 between the Corporation and William Brereton in connection with the McCart property (incorporated by reference to Exhibit 4.3 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.4	Acquisition Agreement dated July 30, 2009 between the Corporation and William Brereton in connection with the McCart property (incorporated by reference to Exhibit 4.4 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.5	Purchase Agreement dated November 10, 2009 among the Corporation, Francisco Schubert Seiffert and Rio Condor Resources S.A. in connection with the acquisition of Rio Condor Resources S.A. (incorporated by reference to Exhibit 4.5 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.6	Acquisition Agreement dated January 23, 2010 among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta property (incorporated by reference to Exhibit 4.6 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.7	Acquisition Agreement dated December 3, 2009 between the Rio Condor Resources S.A. and Maria Teresa Ortiz Carrasco in connection with the SOESMI property (incorporated by reference to Exhibit 4.7 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.8	Amended and Restated Warrant Indenture between the Corporation and Valiant Trust Company dated September 25, 2009 governing the terms of the share purchase warrants of the Corporation issued on October 7, 2009 (incorporated by reference to Exhibit 4.8 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.9	Warrant Indenture between the Corporation and Valiant Trust Company dated December 1, 2009 governing the terms of the share purchase warrants of the Corporation issued on December 1, 2009 (incorporated by reference to Exhibit 4.9 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.10	Letter of Intent – Option Agreement related to the Rosario I / 10 with its Demasias dated September 11, 2009 (incorporated by reference to Exhibit 4.10 to the Corporation’s registration statement on Form 20- F filed with the Commission on October 7, 2010)
4.11	Base Salaries of Chief Executive Officer and Chief Financial Officer (incorporated by reference to Exhibit 4.11 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.12	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Eliana I Una de la Sierra San Marcos related to the Eliana I concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.12 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.13	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A., Sociedad Legal Minera Eliana II Una de la Sierra San Marcos and Sociedad Legal Minera Eliana III Una de la Sierra San Marcos related to the Eliana II and Eliana III concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.13 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.14	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Julia Una de la Sierra San Marcos related to the Julia concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.14 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.15	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Rosario Una de la Sierra San Marcos related to the Rosario concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.15 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.16	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.16 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.17	Amendment of Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.17 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.18	Option Agreement related to the McCart property dated August 20, 2010 between the Corporation and Gondwana Gold (formerly China Opportunity) (incorporated by reference to Exhibit 4.18 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.19	Letter of Intent – Option Agreement related to the Trillador property dated June 23, 2010 (incorporated by reference to Exhibit 4.19 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)
4.20	First Modification to Letter of Intent – Option Agreement related to the Trillador property dated August 27, 2010 (incorporated by reference to Exhibit 4.20 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)
4.21	Purchase Agreement dated October 22, 2010 among the Corporation, BPV Gold, Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC in connection with certain mining claims located in Nevada (incorporated by reference to Exhibit 4.21 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)
4.22	Modification to Acquisition Agreement among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta property dated September 15, 2010 (incorporated by reference to Exhibit 4.22 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)
4.23	Agency Agreement dated December 13, 2010 between the Corporation and RBC Dominion Securities Inc. and MGI Securities Inc. (incorporated by reference to Exhibit 4.23 to the Corporation's annual report on Form 20-F for the fiscal year ended April 30, 2011)
4.24	Warrant Indenture between the Corporation and Valiant Trust Company dated December 20, 2010 governing the terms of the share purchase warrants of the Corporation issued on December 20, 2010 (incorporated by reference to Exhibit 4.24 to the Corporation's annual report on Form 20-F for the fiscal year ended April 30, 2011)
4.25	Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Trillador Una de la Sierra San Marco related to the Trillador concessions dated January 31, 2011 (incorporated by reference to Exhibit 4.25 to the Corporation's annual report on Form 20-F for the fiscal year ended April 30, 2011)
4.26	Letter Agreement related to the Ashby Gold property dated July 19, 2011 between the Corporation and Orsa Ventures Corp. (incorporated by reference to Exhibit 4.26 to the Corporation's annual report on Form 20-F for the fiscal year ended April 30, 2011)
8.1	List of Subsidiaries of the Corporation (incorporated by reference to Exhibit 8.1 to the Corporation’s Amendment No. 2 to registration statement on Form 20-F filed with the Commission on December 6, 2010)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes-Oxley Act of 2002
15.1	Consent of McGovern, Hurley, Cunningham, LLP
15.2	Consent of Matthew Gray, Ph.D, C.P.G.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIDGEPORT VENTURES INC.
Registrant

Date: July 18, 2012	/s/ Carmelo Marrelli
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