Form 20-F
period 2012-04-30
Bridgeport Ventures Inc.
filed 2012-07-19
CIK 1488533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2012

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Yes [_]      No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [_]      No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [_]      No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [_]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [_]	International Financial Reporting Standards as Issued by the International Accounting Standards Board [X]	Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X]      Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [_]      No [X]

BRIDGEPORT VENTURES INC.
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS

Assay means the quantitative test of minerals and ore by chemical and/or fire assay techniques.

Breccia means composed of broken rock fragments held together by a mineral cement or in a fine-grained matrix.

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

Rosario project means the property comprised of 152 hectares known as the Rosario property located in Region III of Chile near the mining centre of Copiapo, in which Rio Condor (as hereinafter defined) held the right to acquire a 100% interest subject to certain underlying royalties.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements. Readers can identify these forward-looking statements by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the possibility that the Corporation may enter into partnerships in order to fully exploit the production potential of its exploration assets; (ii) the Corporation’s budget for fiscal 2013; (iii) the Corporation’s expectation that it has capital sufficient to fund its 2013 planned expenditures; (iv) the Corporation’s anticipation that its working capital is adequate for it to continue operations at the current level for the twelve month period ending April 30, 2013; (v) the Corporation’s expectation that it will find partners for its Nevada Portfolio to develop the project; (vi) the Corporation’s plan to acquire an advanced exploration asset at reasonable cost; (vii) the Corporation’s intent to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the project; (viii) the Corporation’s intention to concentrate on significant property acquisitions when the opportunity arises; (ix) the Corporation’s plan to attempt to acquire an advanced exploration asset at reasonable cost; (x) the Corporation’s primary business objectives of staying within the mining sector and investing in business opportunities which include exploring and, if warranted, developing gold and copper-gold properties in the Americas; (xi) the Corporation’s plans to target properties with excellent exploration potential to advance rapidly toward development, focusing on properties with million ounce potential; (xii) the Corporation’s interest in acquiring precious metal purchase agreements from companies with low production costs, significant exploration upside and strong management teams; (xiii) the Corporation’s belief that precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from production from its new production partners; (xiv) the Corporation’s intent to follow Dr. Matthew Gray’s recommendations with respect to the Nevada Portfolio should it move forward with the project; (xv) the Corporation’s plan to complete the proposed Transaction (as defined herein) with Premier Gold Mines Limited (“Premier Gold”); and (xvi) management’s belief that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote. The other factors that may cause actual results to differ include, among others, the following: capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; risks related to the Corporation’s ability to continue as a going concern; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; the risks associated with the Corporation’s reliance on a limited number of properties; the risks associated with the Corporation’s ability to complete the Transaction with Premier Gold; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits; risks associated with current variable economic conditions; the possible impact of future financings; the possibility for adverse results in potential litigation; risks related to potential undetected title defects; uncertainties associated with changes in government policy and regulation; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel and may have conflicts of interest; risks related to the fact that the Corporation’s officers do not devote all of their time to t he Corporation’s business; uncertainties regarding the Corporation’s need for additional capital; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; risk associated with the Corporation’s shares being adversely affected by the penny stock rules; risks associated with investors’ ability to enforce civil liabilities under U.S. securities laws outside the United States; risks associated with the Corporation’s operations in the United States; risks related to global climate change; risks associated with the Corporation’s possible status as a “passive foreign investment corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; and other risks and uncertainties described under the heading “Risk Factors” of this Annual Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following is selected financial data of the Corporation, expressed in Canadian dollars, for the fiscal years ended April 30, 2012 and 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for fiscal years ended April 30, 2010, 2009 and 2008, which differ substantially from United States generally accepted accounting principles (“US GAAP”).

The financial statements for the fiscal years ended April 30, 2012 and 2011 comply with IFRS as published by the IASB. For a description of the differences between Canadian GAAP and US GAAP, and how these differences could affect the Company’s financial statements, please see Note 16 to the audited financial statements for the years ended April 30, 2010, 2009 and 2008, which are included in Item 17 of the Company's Amendment No. 2 to its registration statement on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2010. Note 16 to the audited financial statements for the years ended April 30, 2010, 2009 and 2008 is incorporated by reference herein. This reconciliation is not required for financial statements prepared under IFRS, and accordingly has not been prepared for the fiscal years ended April 30, 2012 and 2011.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report on Form 20-F.

The selected financial data below is presented in accordance with IFRS as issued by the IASB.

	Year Ended	Year Ended
	April 30,	April 30,
	2012	2011
	($)	($)
Description
Total revenues	nil	nil
Total loss (1)(2)	(8,386,262)	(7,374,350)
Net loss per common share - basic (3)(4)	(0.17)	(0.20)
Net loss per common share – diluted (3)(4)	(0.17)	(0.20)

	As at	As at
	April 30, 2012	April 30, 2011
Description	($)	($)
Total assets	22,220,877	31,100,444
Total non-current financial liabilities	nil	nil
Distribution or cash dividends (5)	nil	nil

(1)	Loss from continuing and discontinued operations attributable to owners of the parent, in total;
(2)	Loss attributable to owners of the parent, in total;
(3)	Loss from continuing and discontinued operations attributable to owners of the parent, on a per-share and diluted per share basis;
(4)	Loss attributable to owners of the parent, on a per-share and diluted per-share basis; and
(5)	Declared per-share for each class of share.

The selected financial data below is presented in accordance with Canadian generally accepted accounting principles.

	As at April 30, 2010	As at April 30, 2009	As at April 30, 2008
Total Current Assets	$11,267,724	$113,189	$295,619
Interest in Mineral Property and Deferred Exploration Expenditures	$3,840,460	$165,932	$135,000
Total Current Liabilities	$325,079	$29,926	$8,972
Capital Stock	$11,798,967	$367,100	$367,100
Total Shareholders’ Equity, 28,036,000, 7,895,000 and 7,895,000 common shares outstanding as of April 30, 2010, 2009 and 2008, respectively	$14,384,923	$233,995	$357,847

			Period from
			incorporation on
			May
	Year Ended April	Year Ended April	10, 2007 to April
	30, 2010	30, 2009	30, 2008
Revenue	-	-	-
Net loss	$1,978,198	$123,852	$9,253
Net loss per share, basic and diluted	$0.12	$0.02	$0.00

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” or “Cdn$” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following tables set forth, (i) for the four fiscal years ended April 30, 2009, 2010, 2011 and 2012, the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the Bank of Canada noon rate of exchange.

The average rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

		Year Ended April 30,
	2012	2011	2010	2009
Average (US$) for Period	$1.0078	$0.9875	$0.9358	$0.8767

The high and low exchange rates for each month during the previous six months are as follows:

				Month Ended
	July	June	May	April	March	February
	2012(1)	2012	2012	2012	2012	2012
High for Period (US$)	$0.9878	$0.9825	$1.0164	$1.0197	$1.0153	$1.0136
Low for Period (US$)	$0.9792	$0.9599	$0.9663	$0.9961	$0.9985	$0.9984

 (1) For the period July 1, 2012 to July 9, 2012.

As of April 30, 2012, the noon rate of exchange, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.0117 (US$1.00 = Cdn$0.9884) .

As of July 9, 2012, the noon rate of exchange, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$0.9792 (US$1.00 = Cdn$1.0212) .

The financial statements of the Corporation for the years ended April 30, 2012 and 2011 are prepared in accordance with IFRS as issued by IASB.

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

Limited exploration has been conducted by the Corporation on its properties to date. No Mineral Resources or Mineral Reserves have been identified with respect to any of the Corporation’s property interests to date and there is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral occurrences will result in discoveries of commercial quantities of Au, Cu or other minerals. The Corporation may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found.

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

The Corporation has limited financial resources and has no operating cash flow. As of the year ended April 30, 2012, the Corporation had incurred accumulated losses totaling $17,326,010 under IFRS. Continued exploration efforts will require additional capital to help maintain and expand exploration on the Corporation’s principal exploration properties. Additionally, if the Corporation decides to proceed with a feasibility study on any of its primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. The Corporation has traditionally been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing. However, due to current economic conditions, the Corporation may not be able to obtain additional equity financing on reasonable terms, if at all. If the Corporation is unable to obtain sufficient financing in the future, it might have to dramatically slow exploration efforts and/or lose control of its projects. If equity financing is required, then such financings could result in significant dilution to the interests of existing or prospective shareholders. These financings may be on terms less favourable to the Corporation than those obtained previously.

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

The material property interests of the Corporation are currently its interest in the Nevada Portfolio. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the Nevada Portfolio could have a material adverse effect upon the Corporation and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation.

The Corporation and Premier Gold may not be able to negotiate a definitive binding agreement or satisfy all conditions necessary to complete the proposed acquisition of Premier Royalty Corporation.

The Corporation recently entered into a non-binding letter of intent setting forth the basic terms of the proposed acquisition by the Corporation of Premier Gold’s wholly-owned subsidiary, Premier Royalty Corporation. The transaction is subject to the negotiation and execution of a definitive binding agreement, approval of the board of directors of each of Premier Gold and the Corporation, approval of the Corporation’s shareholders, regulatory approvals, completion of due diligence and the entering into of support and lock-up agreements by the Corporation’s directors and officers. There is no assurance that a definitive agreement will be entered between the parties or that the proposed transaction will be completed.

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

The Corporation currently maintains only general liability and director and officer insurance but no insurance against its properties or operations. Although the Corporation may in the future obtain additional insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining or mineral exploration company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Corporation’s property interests may be subject to undetected title defects.

No assurances can be given that there are no title defects affecting the Corporation’s properties. Title insurance generally is not available, and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has only conducted a preliminary legal survey of certain of the claims in which it holds an interest and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Corporation’s mineral exploration properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

There are no guarantees that title to the Corporation’s properties will not be challenged in the future.

There may be valid challenges to the title to the Corporation’s mineral exploration properties which, if successful, could impair the Corporation’s ownership rights to such properties. Any disputes with respect to title may have to be defended through the courts. In the event of an adverse judgment, the Corporation could lose its property rights which could have a material adverse effect on the Corporation.

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

In March 2010, the State of Nevada enacted Assembly Bill No. 6 (“AB6”) which sought to balance the state budget by reducing expenditures and increasing certain fees. Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the intent to hold a mining claim, with a tiered fee structure applied for holders of 11 or more claims in Nevada. The fee ranges from US$70 per claim for holders of 11 to 199 claims up to US$195 per mining claim for holders of 1,300 or more claims as of the date of filing. The law authorizing these fees was subsequently ruled unconstitutional and was voided. Fees paid by the Corporation under terms of AB6 will be refunded. The Corporation must present the original claim payment form and proof of payment to the State of Nevada to receive a refund for the payments ruled unconstitutional. The Corporation has until 2013 to solicit the refund. The Corporation made the required deferred payment of approximately US$22,343 between May 20th and May 24th, to the local county recorder’s office for each property. Since the properties were acquired in October 2010, Fronteer made the 2011 maintenance fee payments. The Corporation’s first 2012 maintenance fee payments are due on or before September 1, 2011 and were paid to the local U.S. Bureau of Land Management offices at a rate of US$140/claim. The Corporation remains at risk that Nevada may impose additional fees or other levies affecting the mining industry in the future.

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

A substantial portion of the Corporation’s operations are located in the United States, which makes it subject to foreign currency fluctuations. The Corporation’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars. Such fluctuations may adversely affect the Corporation’s financial position and results of operations. Management may not take any steps to address foreign currency fluctuations that would eliminate all adverse effects and, accordingly, the Corporation may suffer losses due to adverse foreign currency fluctuations.

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

There are significant uncertainties regarding the price of Au, Cu and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The prices of Au, Cu and other minerals have fluctuated substantially over the past several months and financial markets have deteriorated to the point where it has become difficult for companies to raise new capital. The Corporation’s future performance is largely tied to the development of its current mineral properties and the overall financial markets. Current financial markets are likely to be volatile in Canada potentially into late 2012, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to fluctuations in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Corporation. These economic trends may limit the Corporation’s ability to develop and/or further explore its mineral property interests.

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

The Corporation’s Chief Executive Officer and Chief Financial Officer are involved in other business activities, which may result in their spending less time than may be required to manage the Corporation’s business successfully. This could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the amount of time the Corporation’s Chief Executive Officer and Chief Financial Officer will allocate among the Corporation's business and other businesses could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. There are no formal requirements or guidelines for the allocation of the Corporation’s officers’ time between its business and other businesses.

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

The Corporation may be a passive foreign investment company, which has certain adverse tax consequences for U.S. Holders.

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If the Corporation were treated as a PFIC for any taxable year in which a U.S. Holder (as defined in “United States Federal Income Tax Considerations” below) held the Corporation’s common shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

The determination of whether a corporation is a PFIC involves the application of complex tax rules. The Corporation could have qualified as a PFIC for past tax years and may qualify as a PFIC currently or in future tax years. However, no assurance can be given as to such status for prior tax years, for the current tax year or future tax years. U.S. Holders of the Corporation’s common shares are urged to consult their own tax advisors regarding the application of U.S. income tax rules and with respect to how the PFIC rules affect their situation.

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

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or joint net worth with that person’s spouse (and excluding the value of the person’s primary residence) or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

The Corporation may not be able to raise the funds necessary to fully explore and develop its properties.

There is no assurance that the Corporation would be able to raise the requisite funds necessary to fully explore and, if warranted, develop its properties. In this regard, funds may not be available to the Corporation on terms acceptable to it, if at all. If such funds are not raised and/or the exploration and development of such mineral properties does not occur or is significantly curtailed, it would likely adversely affect the Corporation and the price of its common shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

The Corporation’s legal and commercial name is Bridgeport Ventures Inc. The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on May 10, 2007. The registered and principal office of the Corporation is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5. Its phone number is 416-603-4040.

The Corporation has one remaining subsidiary being Bridgeport Gold Inc. (“BPV Gold”), which exists under the laws of Nevada. The Corporation holds all of the issued and outstanding shares of BPV Gold. During the year ended April 30, 2012, the Corporation committed to a plan to pursue the sale of its subsidiary Rio Condor Resources S.A. ("Rio Condor") and discontinued this operation since it was no longer in accordance with the Corporation's commercial objectives. The Corporation sold the interests it owned in Rio Condor on March 31, 2012 for cash consideration of $61,412. The Corporation recorded a gain on disposal of $59,657 in the consolidated financial statements as at April 30, 2012. Through Rio Condor, the Corporation held a project originally comprised of the properties known as the Rosario, Tamara, Soesmi, Trillador, Simonetta and certain other properties (collectively, the “Rio Condor Properties”) located in Chile. References to “Bridgeport” in this report refer to the Corporation, BPV Gold and Rio Condor taken as a whole.

The Corporation is a Canadian-based exploration and development company primarily focused on the acquisition, exploration and development of properties prospective for gold and copper. The Corporation currently holds an interest in ten predominantly gold prospective properties located in Nevada (the “Acquired Nevada Properties”), which the Corporation acquired from certain subsidiaries of Fronteer Gold Inc., and an additional 225 claims (the “Staked Nevada Claims”) contiguous to the Acquired Nevada Properties (the Staked Nevada Claims and together with the Acquired Nevada Properties, the “Nevada Portfolio”).

The Corporation is a reporting issuer or the equivalent under applicable securities legislation in every province in Canada, except Quebec, and in the United States. The common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”. In addition, certain warrants of the Corporation trade on the TSX under the symbols “BPV.WT” and “BPV.WT.A”.

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

The Corporation's goal is to deliver superior returns to shareholders by concentrating on the acquisition of properties that have the potential to contain precious and base metals. The Corporation currently plans to partner with other junior companies looking to focus expertise and funds on the Nevada Portfolio, as set out below under “Mineral Exploration Properties”.

Overall Performance for the Year

Highlights

  In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada and has sold the interests it owned in Rio Condor with the objective of conserving cash to support an aggressive search for a flagship advanced gold or copper-gold project in the Americas. Bridgeport is also in discussions with companies interested in either purchasing or joint venturing the projects from the Nevada Portfolio.

  On July 19, 2011, the Corporation entered into an option agreement (the "Option Agreement") with Orsa Ventures Corp. (“Orsa”) whereby Orsa can earn a 51% interest in Bridgeport’s Ashby Gold Property in Nevada (one of the properties comprising the Nevada Portfolio) through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

a)

issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange (the “TSXV”) of the Option Agreement;

b)	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c)	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

  If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares of Orsa having an aggregate value of $100,000 within a 90-day period.

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

  On November 21, 2011, the Option Agreement was approved by the TSXV and 100,000 common shares of Orsa were received on December 7, 2011.

  Further to TSXV bulletin dated September 2, 2010, the TSXV has accepted for filing documentation pertaining to an amending letter agreement (the "Amending Agreement") dated August 17, 2011, between Gondwana Gold Inc. (“Gondwana”) and the Corporation. Pursuant to the original agreement dated August 20, 2010 (the "Original Agreement"), Gondwana had an option to acquire up to a 70% interest in the Corporation’s McCart Property and was required to spend $150,000 on exploration and issue an additional 250,000 shares by August 20, 2011 (the "Commitments"), among other consideration payments. In accordance with the terms of the Amending Agreement, Gondwana and the Corporation agreed to extend the time by which the Commitments must be satisfied until February 20, 2012, in exchange for an additional 25,000 shares of Gondwana to be issued to the Corporation. On October 25, 2011, Bridgeport received the 25,000 common shares of Gondwana in accordance with the terms of the Amending Agreement.

  All other terms of the Original Agreement remained unchanged. On February 15, 2012, Gondwana terminated its option on the McCart Property.

  The Corporation has decided not to continue with the McCart Property and as a result, $166,489 was written-off.

  During the year ended April 30, 2012, the Corporation committed to a plan to pursue the sale of its subsidiary Rio Condor and discontinued this operation since it was no longer in accordance with the Corporation's commercial objectives. Consequently, the operating results and cash flows of Rio Condor have been presented distinctly. The Corporation sold the interests it owned in Rio Condor on March 31, 2012 for a consideration of $61,412. The Corporation recorded a gain on disposal of $59,657 in the consolidated financial statements during the year ended April 30, 2012.

  On June 28, 2012, the Corporation entered into a non-binding letter of intent that sets forth the basic terms of the proposed acquisition (the “Transaction”) by Bridgeport of Premier Gold’s wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”).

Financial

  During the year ended April 30, 2012, the Corporation incurred exploration expenditures on Nevada Properties of approximately $3.1 million, up from approximately $1.0 million during the year ended April 30, 2011. Work encompassed exploration drilling, geophysical studies, and geochemical surveys. Two drill rigs were operational at the Nevada Portfolio during the period. The drill rigs were dedicated to exploration drilling at the Blackrock and Hot Pot projects.

  As of the date of this report, the exploration program for the Nevada Portfolio has been suspended and the Corporation is discussing the sale or joint venture of the Nevada Portfolio projects with well-funded juniors who have exploration exposure and expertise in Nevada. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the projects. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of future exploration programs. See “Mineral Exploration Properties” and “Liquidity and capital resources” below.

  At April 30, 2012, the Corporation had mineral exploration properties at a carrying cost of $4,208,534 (April 30, 2011 - $7,578,011). See “Mineral Exploration Properties” below. During the year ended April 30, 2012, the Corporation terminated its interests in Chile and incurred a write-off of mineral property interests and related receivables in the amount of $923,022. The Corporation will concentrate on significant property acquisitions when the opportunity arises.

  At April 30, 2012, the Corporation had working capital of $17,898,055 (April 30, 2011 – $22,432,663). The Corporation had $17,810,583 in cash and cash equivalents (“total cash”) (April 30, 2011 - $22,870,894). The decrease in total cash and working capital during the year ended April 30, 2012, was primarily due to expenditures incurred on the Corporation’s mineral properties (as discussed above) and operating expenses.

Mineral Exploration Properties

The Corporation’s exploration activities are at an early stage, and there are no known commercially exploitable deposits on any of its exploration properties, so any activities of the Corporation thereon will constitute exploratory searches for minerals. See “Risk Factors” above.

McCart Township Project

Pursuant to the Original Agreement dated August 20, 2010, Gondwana had an option to acquire up to a 70% interest in the McCart Property and was required to fulfill certain Commitments, among other consideration payments. In accordance with the terms of the Amending Agreement, Gondwana and the Corporation agreed to extend the time by which the Commitments must be satisfied until February 20, 2012, in exchange for an additional 25,000 shares of Gondwana to be issued to the Corporation. On October 25, 2011, Bridgeport received 25,000 common shares of Gondwana in accordance with the terms of the Amending Agreement.

All other terms of the Original Agreement remained unchanged. On February 15, 2012, Gondwana terminated its option on the McCart property.

The Corporation has decided not to continue with the McCart Property.

During the year ended April 30, 2012, a total of $166,489 exploration properties and deferred exploration expenditures related to McCart Township Project were written off.

Rio Condor Properties

(i) Description of Rio Condor properties

During the 2011 diamond drill campaign, a total of seven drill holes (2,026 metres) were completed. Based on the results, Bridgeport has decided to terminate its rights to acquire a 100% interest in the Trillador and Tamara property blocks by not making the property payments totalling US$100,000 (US $50,000 was due on November 5, 2011, for Tamara and US $50,000 was due on January 31, 2012, for Trillador).

During the year ended April 30, 2012, the Corporation committed to a plan to pursue the sale of its subsidiary Rio Condor and discontinued this operation since it was no longer in accordance with the Corporation's commercial objectives. Consequently, the operating results, cash flows of Rio Condor have been presented distinctly. The Corporation sold the interests it owned in Rio Condor on March 31, 2012 for consideration of $61,412.

During the year ended April 30, 2012, the Corporation incurred a write-off of exploration property interests in the amount of $923,022 related to Chile operations.

Nevada Portfolio properties

Description of Nevada Portfolio properties

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

The Nevada Portfolio is held by the Corporation’s wholly-owned subsidiary, BPV Gold. While the Nevada Portfolio is currently in the exploration phase, it is located in gold districts that have produced or are currently producing significant gold. The Nevada Portfolio consists of the properties listed in the table below, including both the 235 claims comprising the Acquired Nevada Properties and the 225 claims comprising the Staked Nevada Claims.

Name of property	Number of claims comprising property		Location

Acquired Nevada Properties

Blackrock	12		Lyon County, Nevada
Argentite	8		Esmeralda County, Nevada
Bellview	53	(1)	White Pine County, Nevada
Horsethief	18		Lincoln, Nevada
Hot Pot	36		Humboldt County, Nevada
Fri Gold	56		Nye County, Nevada
Columbia	8		Humboldt County, Nevada
Kobeh	37		Eureka County, Nevada
Ashby	3		Mineral County, Nevada
East Walker	4		Lyon County, Nevada

Staked Nevada Claims

Argentite	14	(2)	Esmeralda County, Nevada
Ashby	13		Mineral County, Nevada
Blackrock	8		Lyon County, Nevada
Horsethief	78		Lincoln, Nevada
Columbia	49		Humboldt County, Nevada
East Walker	18		Lyon County, Nevada
Bellview	45		White Pine County, Nevada

(1) Consisting of 10 claims known as the “Bellview Lease Claims” and 43 claims known as the “Bellview Project Claims”. BPV Gold holds a 50% leased interest in the Bellview Lease Claims and a 100% interest in the Belleview Project Claims.
(2) Includes partial claims and fractions.

The Corporation holds a 100% interest in the Nevada Portfolio (other than the Bellview Lease Claims, in respect of which BPV Gold holds a 50% leased interest), subject to (i) a 2% net smelter return royalty (“NSR”) retained by Fronteer with respect to the Blackrock, Argentite, Horsethief, Fri Gold, Columbia, Ashby and East Walker properties comprising, in part, the Acquired Nevada Properties; (ii) an aggregate 3% NSR held by Fronteer and certain other third parties with respect to the Bellview Project, Bellview Lease, Hot Pot and Kobeh properties comprising, in part, the Acquired Nevada Properties; and (iii) the Option Agreement between the Corporation and Orsa with respect to the Ashby Gold Property . In addition to the properties acquired from Fronteer, as at the date of this report, Bridgeport has staked the 225 Staked Nevada Claims adjacent to the Acquired Nevada Properties.

Update of Ashby Gold Property

At the date of this report, Orsa has not reported its exploration results to the Corporation.

Update of Nevada Portfolio properties

The Corporation commenced geophysical surveys of the Argentite, Fri Gold, Columbia, and Horsethief projects in March 2011. As of August 31, 2011, the geophysical surveys were complete for all projects. Soil geochemical surveys of the Argentite, Columbia, and Horsethief projects began in April 2011 and were completed in May 2011. A soil geochemical survey was initiated and completed at the East Walker property in July 2011. Phase One drill programs at the Blackrock and Hot Pot projects began in April 2011 and were completed in August 2011. Ten planned Phase One drill holes totaling 3,303 metres were completed at the Blackrock project. Drill results ranged from 83.8 metres grading less than the analytical detection limit of 0.001 gpt Au in drillhole BRKDD11-005 to as much as 1.52 metres grading 3.98 gpt Au in drillhole BRKDD-009. Significant drill results, defined as a minimum intercept length of 3 metres with a minimum grade of 0.5 gpt using a 0.1 gpt cutoff grade, are presented in the following table.

Drillhole	From (m)	To (m)	Length (m)	Au gpt	Ag gpt
BRKDD11-001	No significant intercepts
BRKDD11-002	70.10	77.42	7.32	0.61	11.32
BRKDD11-003	No significant intercepts
BRKDD11-004	No significant intercepts
BRKDD11-005	181.36	194.62	13.26	0.57	2.96
BRKDD11-006	44.04	49.23	5.18	1.80	60.46
BRKDD11-007	No significant intercepts
BRKDD11-008	99.67	102.72	3.05	0.54	4.58
BRKDD11-008	172.21	175.26	3.05	0.52	4.23
BRKDD11-008	186.05	190.50	4.45	0.66	5.63
BRKDD11-009	156.82	161.33	4.51	1.12	6.32
BRKDD11-010	No significant intercepts

Six planned Phase One drill holes totaling 2,786 metres were completed at the Hot Pot project. Drill results ranged from 64 metres grading containing less than the analytical detection limit of 0.001 gpt Au in drillhole HOTRC11-001 to as much a 1.52 metres grading 0.30 gpt Au in drillhole HOTRC-005. No significant intercepts, defined as a minimum intercept length of 3 metres with a minimum grade of 0.5 gpt using a 0.1 gpt cutoff grade, were returned.

Potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a mineral resource on any of the Nevada Portfolio properties to date and it is uncertain if further exploration will result in any such target being delineated as a mineral resource.

(i) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by the Corporation during the year ended April 30, 2012, on the Nevada Portfolio properties.

Exploration expenditures	Year Ended April 30, 2012 $
Geology	335,947
Property	156,449
Geophysics	121,971
Geochemistry	50,178
Diamond drilling	2,134,759
General and administrative	1,265
Total	2,800,569

Budget

The Corporation expects to find partners for its Nevada Portfolio to develop the project.

In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada with the objective of conserving cash to support an aggressive search for a flagship advanced gold or copper-gold project in the Americas. With total cash of approximately $18 million at April 30, 2012, Bridgeport will attempt to acquire an advanced exploration asset at reasonable cost. As a result, the Corporation’s budget of approximately $5 million for Nevada has been placed on hold. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the project. The budget of $350,000 is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of this report, the Nevada Portfolio is in good standing.

4.B. Business Overview

The Corporation is a mineral exploration company. The primary business objectives of the Corporation is stay within the mining sector and invest in business opportunities which include exploring and, if warranted, developing gold and copper-gold properties in the Americas. The Corporation seeks to target properties with excellent exploration potential to advance rapidly toward development, focusing on properties with million ounce potential. In addition, the Corporation is also interested in acquiring precious metal purchase agreements from companies with low production costs, significant exploration upside and strong management teams. The precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from production from its new production partners (See “Subsequent Events” under Item 5.A Operating results below for further details).

Governmental Regulation

All phases of the Corporation’s operations are subject to governmental regulation in the various jurisdictions in which it operates, including regulation with respect to environmental matters. See “Risk Factors” regarding environmental regulations and permits and licensing. In particular, the Corporation’s operations with respect to the McCart property are subject to the applicable laws of the Province of Ontario and the federal laws of Canada applicable therein and its operations with respect to the Nevada Portfolio are governed by the applicable laws of Nevada and the federal laws of the United States. The Corporation maintains, and anticipates continuing to maintain, a policy of operating its business in compliance with all governmental regulations.

Various governmental economic, fiscal, monetary and political policies, such as those related to inflation or foreign exchange, may affect the economic conditions prevailing in the Corporation’s countries of operation, which may, in turn, impact its business. These government policies may also affect investments by the Corporation’s shareholders.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. In particular, there is a high degree of competition faced by the Corporation in Canada and elsewhere for desirable mining property interests, suitable prospects for drilling operations and necessary mining equipment, and many of these companies have greater financial resources, operational experience and/or more advanced properties than the Corporation. As a result of this competition, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable or at all.

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

4.C. Organizational structure

The Corporation has one wholly-owned subsidiary, BPV Gold, a private company incorporated under the laws of Nevada.

4.D. Property, plants and equipment

As of April 30, 2012, the Corporation has one material property: the Nevada Portfolio. An excerpt of the technical report related to such property appears below.

Summary of Report on the Nevada Portfolio

Set forth below is a description of the highest priority Nevada Portfolio properties. Information for the Argentite, Bellview, and Horsethief properties has been derived from the Nevada Report, which has been updated to reflect recent events that have occurred since the Nevada Report was prepared and which is included herein with the consent of Matthew Gray, Ph.D., C.P.G on behalf of Resource Geosciences de Mexico SA de CV. Dr. Gray is a qualified person who is independent of the Corporation within the meaning of NI 43-101. The full text of the Nevada Report is available on SEDAR at www.sedar.com. Information for the Hot Pot property has been derived from technical evaluation reports prepared by Dr. Gray, which is included with his consent.

ARGENTITE, BELLVIEW AND HORSETHIEF PROPERTIES

Set forth below is a description of the Argentite, Bellview and Horsethief properties which comprise, in part, the Acquired Nevada Properties, which summary has been derived from the Nevada Report.

Claims and Title

The map below shows the location of the Argentite, Bellview and Horsethief properties which comprise, in part, the Nevada Portfolio properties.

Winnemucca
Wells
Elko
Carlin
Gerlach
Lovelock
Bellview
Reno
Sparks
Fallon
Austin
Eureka
Ely
Carson City
Blackrock
Minden
Hawthorne
Tonopah
Argentite
Goldfield
Horsethief
Pioche
Caliente
Beatty
Las Vegas
Henderson
Searchlight
NEVADA
GRAPHIC SCALE
0
25
50 miles
0
25
50 kilometres
CANADA
USA
MEXICO
LEGEND
Argentite
Location project
Active gold mine
Mine or district with
>1M oz Au production and reserves
> 0.1M oz Au production and reserves
Beatty
Main city
Main highway
Highway
Train tracks
BRIDGEPORT VENTURES INC
PROJECT LOCATION MAP
Date November 2010
Scale Graphic
Resource Geosciences de México SA de CV
42°
41°
40°
39°
38°
37°
36°
120°
119°
118°
117°
116°
115°

Figure 1. Priority Nevada Portfolio Properties locations map

The Corporation holds the mineral rights for the Argentite, Bellview and Horsethief properties as unpatented mining claims located on the public lands of the United States. A private party acquires such mineral rights by the location of the unpatented mining claims in accordance with the procedures prescribed in federal and state laws. The claim owner must comply with federal laws and regulations and state laws in order to maintain the mining claims in good standing. Under federal law, the claim owner is obligated to pay a federal annual mining claim maintenance fee in the amount of US$140 per mining claim. Additionally, under Nevada law, the claim owner is directed to record annually an affidavit of payment of the federal annual mining claims maintenance fee and notice of intent to hold the mining claim. The claim owner must pay a fee of US$10.50 per mining claim under current Nevada law. In March 2010, the State of Nevada enacted Assembly Bill No. 6, which sought to balance the state budget by reducing expenditures and increasing certain fees. Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the intent to hold a mining claim, with a tiered fee structure applied for holders of 11 or more claims in Nevada. The fee ranges from $70 per claim for holders of 11 to 199 claims up to $195 per mining claim for holders of 1,300 or more claims as of the date of filing. The law authorizing these fees was subsequently ruled unconstitutional and was voided. Fees paid by the Corporation under terms of AB6 will be refunded, but the timing and mechanism of the refund process has not yet been determined by the State.

Argentite Property

Property Description and Location

The Argentite property is in Esmeralda County, Nevada, at coordinates 426,984E, 4,179,876N UTM Zone 11 NAD83. The property is 261 kilometers southeast of Reno, Nevada and 295 kilometers northwest of Las Vegas, Nevada (see Figure 1). The property area is 159.01 hectares (392.93 acres).

4,181,000
4,180,000
4,179,000
427,000
428,000
Canyon
7966T
Prospects
4WD
Legend
Claims Bridgeport 2011Mar17

N
W E
S

Meters
0 112.5 225 450

UTM Zone 11, NAD 1983

Argentite project, topography and claims held by Bridgeport.

prepared by
Resource Geosciences Inc.

Bridgeport Ventures Inc.
Argentite Project
Esmeralda County, NV

Date:10 July 2011

Figure 2. Claim block boundary, Argentite project showing limit of claims staked by Bridgeport.

Surface Rights

The ownership of surface rights at the Argentite property is Federal, administered by the U.S. Bureau of Land Management (“BLM”).

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

The property is located in the southwest margin of the Great Basin physiographic province, within the Walker Lane geologic province of Nevada, in the Silver Peak mountain range. Topographic relief is moderate and elevations in the project area range from 2,250 meter above sea level (“ASL”) to over 2,500 meter ASL. Broad valleys of low relief east of the project area are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

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

History

The Argentite property is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Argentite property are shown in Table 1.

Table 1. Exploration History, Argentite Property.

Company	Year	Com.	Type of Work	Comments
Unknown	1920’s	Au	Prospecting	Identified mineralization
		Au	Pits, Shafts, Drifts	Several small prospect pits; two 30-foot shafts; Drift on small low grade showing
	WWII	Mn	Prospecting
Mineral’s Exploration Company & Hecla Mining	1960’s	Ag		Briefly investigated the area
Sunshine Mining Company	1970’s	Unknown	Geochemical Surveys	No data
US Government	1980’s	--	Geological Mapping	Government Geology Map (1:63,360)
Amoco Minerals Comp.	1979	Ag, Zn	Rotary Drilling	14 RC dh (5,655ft); Ag and Zn intersection
Hunt, Ware, and Proffett (Freeport Exploration)	1981	Ag, Au	Geochemistry
			RC Drilling	10 RC dh (1,855ft)
Camnor	1997	Au	Drilling	12 RC dh
			Surface Mapping
Cordex	2004	Au	RC Drilling	4 RC dh (1,324 m)

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

The Argentite property lies in the Silver Peak Mountains within the Silver Peak mining district. The property is underlain by a Tertiary volcanic and sedimentary sequence which has been described as comprising a lowermost Tertiary ash-flow tuff dated at 21.5 million years (“Ma”) (early Miocene) which is overlain by andesitic to dacitic volcanic breccias with interlayered flows and lenses of tuffaceous sandstone. Tuffaceous shale and sandstone strata overlie the volcanic breccia unit and may represent lacustrine sedimentation in late Miocene to early Pliocene lakes or basins. Rhyolitic air-fall tuffs, flows, domes, breccias and intrusive masses rest on, or intrude, the lacustrine sediments and older rocks. The rhyolite unit has been dated at 6.0 Ma and is overlain by porphyritic latite or trachyandesite, at least 500 ft thick. This rock is characterized by abundant large plagioclase and sanidine phenocrysts and abundant biotite. Sandstone, conglomerate and tuff are interlayered with the latite flows. The unit has been dated at 5.9 Ma. The distribution, thickness, and lithology of the rhyolitic air-fall tuffs, flows, domes, breccias, intrusive masses, and of the porphyritic latite suggest the central part of the Silver Peak Mountains may have been a caldera-like structure. The flows, agglomerates, and sediments on the property form a gentle south-dipping sequence away from a proposed caldera rim a mile or so to the north, and the major structures on the property are north to northeast-trending normal faults with 300 to 500 feet of right lateral offset. The coarse grained porphyritic latite unit is exposed at the base of Argentite Canyon whereas the volcaniclastic sedimentary strata and interbedded silica sinters crop out at the higher elevations on the east side of the canyon. They appear to depositionally overlie the porphyritic latite.

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

Table 2. Sample descriptions and assay data for Argentite property rock samples collected by Gray.

Sample	Person	Date	E UTM NAD83	N UTM NAD83	Elev m	Description	Au ppm	Ag ppm	As ppm	Cu ppm	Mo ppm	Pb ppm	Sb ppm	Zn ppm
I223008	MDG	20-Oct-10	426501	4179527	2333	Repeat of Fronteer sample AB92 which assayed 0.325 ppm Au. Float boulder of silicified and quartz veined plagioclase and biotite bearing volcanic, indurated and moderately silicified, crosscut by creamy and light grey and white cryptocrystalline silica veinlets. No hint of sulfide or Fe-ox therefrom derived.	0.311	1.4	49	4	<1	8	32	54
I223009	MDG	20-Oct-10	426543	4179507	2319	Grab sample over 5m area of outcrops of unusual, irregular, planar red hematitic zones in contact with or crosscutting very coarse grained felspar phyric porphyry. I don't know if this is hydrothermal feature or primary volcanic texture (possibly a mega agglomerate).	0.008	<0.5	66	3	<1	18	27	28
I223010	MDG	20-Oct-10	426588	4179540	2307	Representative grab across 1.5m rib of brecciated silica vein. Angular breccia of dense silicified clasts in dense silicified matrix. Old flag - 4359 sample site.	1.880	3.1	22	2	28	5	21	7
I223011	MDG	20-Oct-10	426607	4179534	2295	Grab of quartz vein material from pad in front of adit, select sample of grey and dark grey quartz vein material. Note traces of very fine grained disseminated pyrite in some samples.	17.600	20.5	34	6	348	17	29	35
I223012	MDG	20-Oct-10	426641	4179741	2290	Repeat of Fronteer sample KR393 which assayed 1.305 ppm Au. NA060 85NW silica rib vein outcrop. Replacement silica - protolith plagioclase porphyritic volcanic, locally weakly gossanous and argillized.	0.929	2.3	184	8	3	29	19	194
I223013	MDG	20-Oct-10	426687	4179767	2324	Repeat of Fronteer sample KR392 which assayed 0.725 ppm Au. 10 to 30cm wide silica breccia vein at NA050 80NW crosscutting rusty weakly silicified plagioclase porphyritic volcanic. Sampleis 3m grab centered on silica breccia vein, 50% breccia vein, 25% HW, 25% FW.	1.805	5.9	108	10	9	29	22	54
I223014	MDG	20-Oct-10	426939	4179808	2414	Grab over 10m area of bedded chalcedonic sinter, chalcedonic silica replacements, and sinter breccia.	0.027	0.6	18	1	<1	7	245	113
I223015	MDG	20-Oct-10	426800	4179949	2406	Grab sample of grey-dark grey non-banded chalcedonic silica crosscut by high angle red hematitic siliceous breccia zones. Crosscutting hydrothermal feature? Silicified sediments infilling fissure? Sample is 20cm wide across hematitic silica breccia 50/50 breccia and wallrock sinter.	0.010	<0.5	18	1	<1	4	286	13
I223016	MDG	20-Oct-10	426816	4179978	2413	Grab of hematitic angular silicified sinter breccia and crudely banded chalcedonic host rock.	0.029	1.7	22	2	<1	21	222	28
I223017	MDG	20-Oct-10	426955	4179903	2425	Grab of white-red-brown-grey mottled sinter crosscut by less than 2 vol % white drusy quartz veinlets and occasional hematitic brecciated zone.	0.009	<0.5	16	<1	<1	<2	228	9

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

Exploration Program and Budget

The exploration target concept is straightforward, yet requires further data collection to define drill targets. The concept to be explored is gold mineralized zones underlying silica sinters, with gold mineralization controlled by the structural zones that served as conduits for the sinter forming hydrothermal fluids. Sinter outcrops are discontinuously present over an area of greater than 1 square kilometre. In the opinion of Dr. Gray, developing drill targets within the prospective zone of known sinter outcrops will require:

1.	Compilation of historic exploration data into a Geographical Information System (“GIS”) database.

2.	Creation of 2D and 3D models of geology, vein structures, and mineralized zones using drillhole information and outcrop maps.

3.	Detailed geologic mapping and rock chip sampling.

4.	Grid soil geochemical surveys to identify hidden structural controls to gold distribution.

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

Table 3. Proposed exploration program and budget, Argentite property.

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

History

The Bellview property reviewed is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Bellview property are shown in Table 4.

Table 4. Exploration History Bellview Property.

Company	Year		Type of Work	Comments
Unknown	1951- 1954	Pb- Zn	Mining	Small, pits, shafts, and adits; 10% Pb and 1 oz/ton Ag
Kohlmoos and Zilich	1970	Au	Stake Claims	Claim Staking
Arctic Precious Metals Inc.	1979	Au	Optioned
	1980- 1985	Au	Soil and Rock Sampling
VLF-EM Survey
	1983		Mapping	Produced a 1:200 scale outcrop map
			Drilling	95 RC Drillholes (15,557ft)
			Resource	500,000 tons @ 0.034 opt Au NOT NI 43-101 COMPLIANT
Silver State Mining Company	1986	Au	Drilling	10 vertical dh (1,105ft)
Pegasus Gold Inc.	1987	Au	Rock Chip	Across jasperoid areas
Teck Resources Limited	1987- 1991	Au	Soil Sampling
Rock Chip Sampling
			TFM Survey	TFM Survey;
			Geologic Mapping	1:1000 and 1:200 scale maps
			Drilling	68 RC dh (10,630ft)
			Resource	1.12 m tons @ 0.031 opt Au( 0.96 g/t - 34,720 Au); NOT NI 43-101 COMPLIANT
Western States Minerals Corp.	1991- 1999	Au	Geologic Mapping	Mapping at 1:500 scale;
			Rock Chip	With mapping in 1999
Soil Geochemistry
	1991		Drilling	3 RC dh (1,410 ft)
	1993		Drilling	21 RC dh (9,595 ft)
	1995		Drilling	2 RC dh (800 ft)
Homestake Mining Company	1996	Au	Drilling	6 RC dh (2,835 ft)
Lyle Campbell	1980’s	Au	Drilling	20 RC holes Cherry Springs area, results unknown

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

Table 5. Sample descriptions and assay data for Bellview project rock samples collected by M. Gray and Solis.

Legend
Property Outline
Outline of historic resource, not CSA NI43-101 compliant
Drill Holes
Company
Arctic Precious Metals
Silver State Mining
Teck Resources
WSMC
Homestake
Skylark Project
Resource area
drilled by Artic Precious Metals,
Silver State Mining, and Teck,
Walker Canyon
Buck Spring
Water Canyon
Waterspout Spring
Rye Grass Spring
Upper Cherry Spring
Cherry Spring
Area drilled by Lyle Campbell, 1980's
Assay results unknown
4,439,000
4,438,000
4,437,000
4,436,000
4,435,000
616,000
617,000
618,000
619,000
Bellview Property Historic
Drillhole Locations as compiled
by Fronteer Gold
Meters
0 125250 500 750 1,000
Feet
0 5001,000 2,000 3,000
UTM Zone 11, NAD 1983
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV
Date: 13 Nov 2010

Figure 3. Historic drillhole location map, Bellview property.

Table 6. Historic drill programs, Bellview prospect.

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
Faults inferred
CS Target
Saddle Target
Cherry Springs Target
Buck Spring
Water Canyon
Waterspout Spring
Cherry Spring
Canyon
35
36
4,439,000
4,438,000
4,437,000
4,436,000
4,435,000
616,000
617,000
618,000
619,000
620,000
N
W
E
S
Bellview Property Drill Targets
(Jasperoids as mapped by Lanier, 1999)
Meters
0 125 250 500 750 1,000
Feet
0 750 1,500 3,000 4,500
UTM Zone 11, NAD 1983
prepared by
Resource Geosciences de Mexico
Bridgeport Ventures Inc.
Bellview Project
White Pine County, NV
Date: 12 Nov 2010

Figure 4. Bellview property drill target map.

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

History

The Horsethief property is located within the intensely explored and productive gold producing terrain of the Great Basin and has been previously explored. Historical records of previous exploration efforts at the Horsethief property are shown in Table 8.

Table 8. Exploration History Horsethief Property.

Company	Year	Com	Type of Work	Comments
Canyon Resources Corp	1981	Au	Rock sampling	190 samples collected
Unknown	Historical	Au	Mining	Two 25 foot shafts and a few shallow pits
Canyon Resources Corp	1981	Au	Rock sampling	46 rock samples collected by Labradex Corporation for Canyon
Copper Range Exploration	1982- 1984	Au	Drilling	40 RC dh (13,890 ft)
			Geological Mapping	1 week program
			Rock Chip Sampling	20 samples collected
NovaGold Resources Inc.	1987	Au	Hand Drill Sampling	No results

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

Table 9. Sample descriptions and assay data for Horsethief property rock samples collected by Gray and Solis.

Sample	Person	Date	E UTM NAD83	N UTM NAD83	Elev m	Description	Au ppm	Ag ppm	As ppm	Cu ppm	Mo ppm	Pb ppm	Sb ppm	Zn ppm
I223018	MDG	4-Nov-10	741996	4211137	1993	Grab sample of float and boulders in old caved prospect cut, no outcrop, red soil anomaly in area of prospect. Float is medium grained recrystallized an variably hematitic carbonate, locally with medium grained crystalline grey and white carbonate veinlets. No silicification noted.	0.006	<0.5	7	1	<1	<2	<5	32
I223019	MDG	4-Nov-10	742377	4210908	1979	Sample at old drill site of rotary cuttings - dark grey recrystallized carbonate and bleached carbonate chips.	0.006	<0.5	10	1	<1	4	<5	5
I223020	MDG	4-Nov-10	742352	4210751	1971	Representative grab sample over 2 x 3 m area of outcrop of brecciated variably silicified carbonate ("brown jasperoid"). Surrounding outcrops are all unaltered grey carbonate. Aluminum tag HT-22 at this location - old drill site?	0.032	<0.5	13	2	19	7	21	6
I223021	MDG	4-Nov-10	742411	4210639	1961	Representative grab sample of yellow-brown angular jasperoid breccia. Angular clasts of aphanitic grey silica in ochreous red-brown jasperoidal matrix.	<0.005	<0.5	254	3	9	10	53	7
I223022	MDG	4-Nov-10	741452	4211453	1984	Representative grab sample across 2m of brecciated recrystallized grey carbonate with extremely coarse grained white carbonate veining and breccia matrix, exposed in easternmost of two adjacent prospect cuts. Sample is approximately 50% recrystallized carbonate and 50% carbonate vein material.	0.009	<0.5	<5	<1	<1	15	<5	21
I223023	MDG	4-Nov-10	741594	4211362	1969	Dump sample, adjacent to caved prospect shaft. Recrystallized grey and sooty carbonate, dark brown chonchoidally fracturing mudstone, hematitic mudstone, and frags of cherty silica (probably from interbedded cherts, not jasperoid). Minor hairline calcite veining in fragments. Sample tag LI-520 at this site.	<0.005	<0.5	16	1	<1	8	<5	103
I223024	MDG	4-Nov-10	741354	4211808	2027	Representative grab over 2x2m area, rib like outcrop of red-brown jasperoid locally with angular breccia texture. Rib trends NA330, float and outcrop to SE is unaltered grey carbonate.	0.115	<0.5	45	2	6	4	24	3
I223035	RGSM	4-Nov-10	742488	4210619	1955	Tagged as site as HT-30 - appears to be old drill site. Grab composite sample. Brecciated jasperoid, locally filled with hematite and jarosite after sulphides (cubic boxworks). Possible structural control 140/70	<0.005	<0.5	308	4	20	6	14	85
I223036	RGSM	4-Nov-10	742469	4210642	1955	Grab composite sample. Brecciated Jasperoid weak hematite . Posible structural control 130/60	<0.005	<0.5	98	2	5	2	9	17
I223037	RGSM	4-Nov-10	742440	4210623	1958	Strong hematitic brecciated jasperoids, late white silica filled cavities. Strctural control 120/65	<0.005	<0.5	141	3	3	4	19	13
I223038	RGSM	4-Nov-10	742433	4210607	1958	Brecciated jasperoids filled with hematite- adjacent to possible old waste dump	<0.005	<0.5	363	3	10	3	23	8
I223039	RGSM	4-Nov-10	741344	4211876	2027	Jasperoid zone, rib strike 330/80 - crackle breccia	0.096	<0.5	39	3	15	6	16	14
I223040	RGSM	4-Nov-10	741336	4211938	2027	Brecciated jasperoids with jarositic alteration trending 165/70	0.176	0.6	70	3	7	7	21	8
I223041	RGSM	4-Nov-10	741272	4211944	2026	Angular breccia on jasperoid (intensel silica replacement), weakly hematitic	0.158	<0.5	40	3	11	4	26	5
I223042	RGSM	4-Nov-10	741219	4211951	2019	Brecciated jasperoid, angular fragments supported by fine grain breccia matrix (silicified powder matrix- uncertain)	0.146	<0.5	64	6	10	11	25	7

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

Table 10. Proposed exploration program and budget, Horsethief Property

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

OTHER NEVADA PORTFOLIO PROPERTIES

The Nevada Portfolio also includes seven additional properties known as the Hot Pot, Fri Gold, Columbia, Kobeh, Ashby, East Walker and Blackrock properties. Summaries of each of these additional properties are set forth below, together with the Corporation’s proposed exploration program for each such property. The aggregate expenditures allocated to explore these properties over the ensuing 12 months is $5 million.

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

As of August 30, 2011, six planned Phase One drill holes totaling 2,786 metres were completed at the Hot Pot project. Drill results ranged from 64 metres containing less than the analytical detection limit of 0.001 gpt Au in drillhole HOTRC11-001 to as much a 1.52 metres grading 0.30 gpt Au in drillhole HOTRC-005. No significant intercepts, defined as a minimum intercept length of 3 metres with a minimum grade of 0.5 gpt using a 0.1 gpt cutoff grade, were returned.

Figure 5. Overview of the Hot Pot area.

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

An epithermal mineralized showing comprised of low temperature silica replacement of clastic sedimentary strata, silicified breccias zones, and quartz veining, is exposed on the western edge of the claim block and was drill tested by a previous explorer in 1986. Host rocks are Triassic and Jurassic siltstones and limestones, overlain by Tertiary felsic volcanics. A total of 32 reverse circulation drillholes were completed, ranging from 100 to 350 foot depth, as summarized in Table 11 below. A 1,300 meter strike length of a silicified structural zone was drill tested. No potentially economic intercepts were returned but gold concentrations exceeding 0.1 ppm were reported from several drillholes, and notably, the most important anomalous intercepts came from the drillholes at the extreme northwest and southeast ends of the drill pattern. Drillholes ROY-16 and ROY-28, drilled at the northwest limit of the drill pattern reportedly yielded 65 feet @ 0.24 gpt Au and 110 feet at 0.18 gpt Au respectively and were the broadest gold anomalous intercepts returned from the drill program. This drillhole data suggests a possible continuation of the mineralized zone with increasing intensity to the northwest of the drill tested area, beneath the pediment plain.

Figure 6. Plan map showing the Fri Gold West and Fri Gold East target areas.

Exploration drilling by previous explorers is reported to have intersected Cu-Mo mineralization at depths of greater than 150 meters at Fri Gold East. Mineralized intercepts came from a buried granodiorite intrusion and wallrock sedimentary strata. Narrow granodioritic dikes exposed at surface in the Fri Gold East area may be apophyses from the concealed intrusive. A gold mineralized intercept was reported from a 1972 drillhole completed by another previous explorer. The drillhole, FR3 reportedly returned 62 feet @ 0.097 opt Au (18.9m @ 3.32 gpt Au) from 810 to 872 feet, with assays provided by atomic absorption methods, however, a 2005 diamond core hole that twinned the 1972 drillhole failed to intercept any interval containing greater than 80 ppb Au, although an anomalously Cu and Mo mineralized intersection of 131 meters @ 253 ppm Cu and 129 ppm Mo was reported (Table 12). The 1972 and 2005 drillhole assays and logs confirm the presence of a Cu and Mo mineralized intrusive that supports a porphyry Cu-Mo target concept, however the modern data apparently negates the target concept of an auriferous porphyry.

Table 11: Summary of drillhole data, Fri Gold West area.

Table 12: Summary of drillhole data, Fri Gold East area.

Bridgeport intends to explore the Fri Gold property by compiling all data into a 2D GIS and 3D database, completing a detailed geological mapping program to define the structural controls to hydrothermal alteration and mineralization, performing a regional rock chip sampling program to identify gold mineralizing trends, and following-up with an extensive 3,000 meter RC drill program.

As of August 30, 2011, the Corporation had completed a terrestrial induced polarization/resistivity survey and a ground magnetic survey over the claim block.

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

Figure 7. Prospect cut at Columbia workings exposing sheared metasediments and discontinuous quartz veining, in hangingwall of mined structure.

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

As of June 30, 2011, the Corporation had completed a soil geochemical survey, terrestrial induced polarization/resistivity surveys, and a ground magnetic survey over the claim block.

Kobeh

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

Figure 8. Aerial View of the Kobeh Property showing the Gold Pick/Gold Ridge mine pits in the distance.

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

Table 13. Historical drill data, Ashby

Lazy Man Mine
BPV Property
LEGEND
Mine Shaft
Trench
Drill Hole
Pit
Unpaved Road
(good, unimproved)
L. Peters 2003 Samples
FJORDLAND EXPLORATION INC
Ashby Property
PROPERTY COMPILATION
Figure 4

Hole No.	Azimuth	Dip	T.D. (m)	Interval (from-to, ft)	Gold (m @ opt Au)
AD-1	60	-70	233.8	96.01 – 99.06	3.05 m @ 0.011
				121.92 – 123.44	1.52 m @ 0.051
				131.06 – 132.58	1.52 m @ 0.049
				155.45 – 156.97	1.52 m @ 0.032
				161.54 – 163.06	1.52 m @ 0.067
				175.26 – 176.78	1.52 m @ 0.020
AD-2	60	-50	106.7	13.72 – 15.24	1.52 m @ 0.015
				36.58 – 39.63	3.05 m @ 0.014
				73.15 – 76.20	3.05 m @ 0.125
				79.25 – 83.82	4.57 m @ 0.030
AD-3	60	-65	173.1	65.53 – 67.05	1.52 m @ 0.010
				70.10 – 71.62	1.52 m @ 0.010
				85.34 – 86.86	1.52 m @ 0.086
				106.68 – 108.20	1.52 m @ 0.059
				109.73 – 111.25	1.52 m @ 0.022
AD-4	60	-55	152.7	None	
AR-1		-90	61	16.76 – 19.81	3.05 m @ 0.091
AR-2		-90	137.2	39.62 – 42.67	3.05 m @ 0.035
				83.82 – 99.06	15.24 m @ 0.018
				112.78 – 114.30	1.52 m @ 0.064
				128.02 – 132.59	4.57 m @ 0.013
AR-3		-90	45.7	1.52 – 4.57	3.05 m @ 0.029
				13.72 – 15.24	1.52 m @ 0.012
AR-4		-90	132.6	65.53 – 67.05	1.52 m @ 0.026
AR-5		-90	125	36.58 – 45.72	9.14 m @ 0.014
Ash-04-01	60	-45	111.6	None	
Ash-04-02	60	-50	90.5	23.16 – 25.60	2.44 m @ 0.017
				52.12 – 53.64	1.52 m @ 0.256
Ash-04-03	60	-60	137.2	50.44 – 51.36	0.92 m @ 0.030
				133.20 – 136.25	3.05 m @ 0.044
Ash-04-04	60	-65	142.3	117.65 – 120.09	2.44 m @ 0.030
Ash-04-05	60	-60	137.2	85.80 – 87.48	1.68 m @ 0.220

Figure 9. Drillhole location of map of the Ashby property.

On July 19, 2011, the Corporation entered into an Option Agreement with Orsa Ventures granting Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

a)	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange to the Option Agreement;
b)	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreeement; and
c)	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

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

Table 14. Highlighted results from 1984 drill program.

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

Figure 10. Figure on top shows a historical soil sampling survey completed in 1984; figure on bottom is a geological section showing the property boundary and vertical drilling.

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

As of August 30, 2011, the Corporation had completed a soil geochemical survey over the claim block.

Blackrock Property

Property Description and Location

The Blackrock property is located in Lyon County, Nevada, at coordinates 287,888E, 4,342,914N UTM Zone 11 NAD83. The property is 47 kilometers southeast of Reno, Nevada and 27 kilometers east-northeast of the state capital Carson City, Nevada (see Figure 1). The property area is 167.23 hectares (413.22 acres).

Surface Rights

The ownership of surface rights at the Blackrock property is Federal, administered by the BLM.

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

The property is located in the southwest margin of the Great Basin physiographic province, within the Walker Lane geologic province of Nevada, in the Pine Nut mountain range. Topographic relief is moderate and elevations in the property range from 2,000 meter ASL to over 2,150 meter ASL. Broad valleys of low relief east of the property are suitable locations for mill sites, leach pads, rock dumps, and other mine related infrastructure.

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

History

The Blackrock property is located within the intensely explored and productive gold producing terrain of the Great Basin. Historical records of previous exploration efforts at the property are shown in Table 15.

Table 15. Exploration History Blackrock Property.

Company	Year		Type of Work	Comments
Unknown	1800’s	Au	Adits	Two adits along the structure (106m)
			Trenches	Several trenches were completed
Bentinck and Lester	1979	Au	Adits	resampling the adits, old dumps,
Placid Oil Company	1985	Au	Rock Samples	39 rock samples collected
			Soil Samples	30 soil samples collected
			Stream Sediment	2 stream sediment samples
			VLF-EM Survey	Discontinued due to weak signals
Echo Bay Exploration	1986	Au	Rock sampling	No results
Aqua Gold Resources	1988	Au	Trenching	Two trenches dug with a bulldozer;
Almac Mineral Resources Inc.	1989	Au	Further Sampling	No available results
			Geological Mapping	Grid work
Integrated Resources	1990	Au	Rock Sampling
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

Geological Setting

Regional Geology of the Blackrock Property

The Blackrock property lies within the Walker Lane geologic province, which occurs at the western edge of the Great Basin physiographic province and separates the Great Basin from the Sierra Nevada batholith and structural block to the west. The Walker Lane is underlain by Precambrian to Cenozoic metamorphic, intrusive, and sedimentary basement rocks. Volcanism related to eastward subduction of the Pacific plate beneath the North American plate resulted in a southwest migration of Cenozoic magmatism which began at approximately 40 Ma in northeast Nevada and by 34 Ma began to affect the Walker Lane region, resulting in deposition of extensive volumes of calc-alkalic Tertiary volcanic units and emplacement of associated intrusives. Early Oligocene to Early Miocene calc-alkalic volcanism is volumetrically significant in the eastern and central parts of Nevada yet is associated with few epithermal ore deposits, however, where the subduction related volcanism affected the intensely faulted crust in the Walker Lane, mineral deposits related to the igneous activity are common. Active volcanism in the Walker Lane terminated approximately ~3 Ma. In contrast to the predominant west-northwest extension in the western Great Basin and east-west extension in the eastern Great Basin, the Walker Lane is characterized by right lateral displacement along regional scale, northwest striking, strike slip faults. Collectively these faults accommodate 15 to 25% of the current relative motion between the Pacific and North American tectonic plates. Major strike slip faults cut Miocene and younger volcanic rocks indicating that strike slip movement began in the middle and late Cenozoic.

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

Field inspection of the area by Dr. Gray was completed on 14 and 20 October 2010, and was sufficient to confirm a 1,000 meter strike length of the silicified vein and outcrop, with true widths locally exceeding 15 meters. The vein is a multiphase vein comprised of fine white and tan sugary crystalline silica crosscut by white sugary and chalcedonic quartz veins, often with an angular breccia texture. Dr. Gray sampled vein material and silicified footwall host rock to the vein and confirmed that both the vein and the silicified wallrock locally contain elevated gold contents. Sample descriptions and gold assays are summarized in Table 16 and complete assay data is presented in Appendix B of the Nevada Report. The outcrop, surface rock chip assays, and drillhole data validate a high grade “bonanza vein” target at the Blackrock prospect, exploitable by underground methods, analogous to the productive veins of the Comstock district. Dr. Gray believes that the potential to host a bulk minable near surface deposit is low, but not precluded by the data.

Table 16. Sample descriptions and assay data for Blackrock property rock samples collected by M Gray.

Legend
M Gray rock chip samples
Au_ppb
less than 100 ppb
100 to 300 ppb
300 to 1000 ppb
greater than 1000 ppb
Historic Rock Chip Samples
Au_ppb
less than 100 ppb
100 to 500 ppb
500 to 1000 ppb
greater than 1000 ppb
Vein outcrop and silicified wallrock
6687
6283AT
4,342,500
287,500
288,000
288,500
289,000

N
W E
S
0 200 400 600 800 1,000
Feet
0 50 100 150 200 250
Meters

UTM Zone 11, NAD 1983

Blackrock Project, Claims controlled by Bridgeport, vein outcrops, and rock chip samples, 2011 July 11 prepared by
Resource Geosciences de Mexico

Bridgeport Ventures Inc.

Blackrock Project
Lyon County, NV

Claim Map

Date: 12 Nov 2010

Figure 11. Map of Blackrock vein showing claims and rock chip sample gold assay data.

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

Exploration Program and Budget

Testing of the prospect is straightforward. Geological mapping and surface rock chip sampling has defined the vein trace on surface and existing drillhole data constrains the vein orientation. The project can be advanced to the drill stage rapidly. Dr. Gray recommends that the Blackrock property be evaluated by:

1.	Compilation of exploration data into a GIS database.

2.	Confirmatory program of geologic mapping and rock chip sampling.

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

Table 17. Proposed exploration program and budget, Blackrock property.

Phase 1: Drilling program
Phase 2: Resource modeling and infill drilling program
	Total Cost (US$)
Item	Phase 1	Phase 2 (1)
Lodging/Meals/Communications	$24,300	$36,000
Geophysical Surveys (IP/Resistivity)	$-	$-
Roads and Drill Pads	$45,000	$50,000
Resource Modeling	$-	$75,000
Drilling - Reverse Circulation	$328,000	$-
Drilling - Diamond Drill Core	$-	$500,000
Drilling - Core	$-	$-
Assays, drill samples	$80,000	$120,000
Assays, rock and soil	$-	$-
Senior Geologist	$14,625	$29,250
Project Geologists	$63,000	$52,500
Technicians/Samplers	$12,600	$21,000
Vehicles and Fuel	$20,790	$23,100
Permits	$15,000	$15,000
Field Supplies	$40,000	$40,000
Travel Costs	$12,000	$24,000
Environmental Costs/Reclamation	$45,000	$50,000
Total	$700,315	$1,035,850
Total Phase 1 & Phase 2		$1,736,165
(1) Conditional upon positive result from Phase 1 program

The Corporation believes these recommendations are appropriate and will be followed should the Corporation move forward with this property.

As of August 30, 2011, ten planned Phase One drill holes totaling 3,303 metres were completed at the Blackrock project. Drill results ranged from 83.8 metres grading less than the analytical detection limit of 0.001 gpt Au in drillhole BRKDD11-005 to as much as 1.52 metres grading 3.98 gpt Au in drillhole BRKDD-009. Significant drill results, defined as minimum intercept length of 3 metres with a minimum grade of 0.5 gpt using a 0.1 gpt cutoff grade, are presented in the following table.

Drillhole	From (m)	To (m)	Length (m)	Au gpt	Ag gpt
BRKDD11-001	No significant intercepts
BRKDD11-002	70.10	77.42	7.32	0.61	11.32
BRKDD11-003	No significant intercepts
BRKDD11-004	No significant intercepts
BRKDD11-005	181.36	194.62	13.26	0.57	2.96
BRKDD11-006	44.04	49.23	5.18	1.80	60.46
BRKDD11-007	No significant intercepts
BRKDD11-008	99.67	102.72	3.05	0.54	4.58
BRKDD11-008	172.21	175.26	3.05	0.52	4.23
BRKDD11-008	186.05	190.50	4.45	0.66	5.63
BRKDD11-009	156.82	161.33	4.51	1.12	6.32
BRKDD11-010	No significant intercepts

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of the Corporation constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the fiscal year ended April 30, 2012. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the years ended April 30, 2012 and April 30, 2011, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Information contained herein is presented as at July 18, 2012, unless otherwise indicated.

On May 1, 2011, the Corporation adopted IFRS. The audited consolidated financial statements for the years ended April 30, 2012 and 2011 have been prepared in accordance with IFRS issued by IASB and interpretations of the International Financial Reporting Interpretations Committee, effective for the Corporation’s reporting for the year ended April 30, 2012. Readers of this discussion should refer to “Change in Accounting Policies” below for a discussion of IFRS and its effect on the Corporation’s financial presentation.

The comparative financial information of fiscal 2011 in this discussion has been restated to conform to IFRS, unless otherwise stated.

For the purposes of preparing this discussion, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Except for statements of historical fact relating to the Corporation, certain information contained in this MD&A constitutes “forward-looking information” under applicable securities laws. See “Forward-Looking Statements.”

5.A. Operating results

Twelve months ended April 30, 2012, compared with Twelve months ended April 30, 2011

The Corporation’s net loss totaled $8,386,262 for the twelve months ended April 30, 2012, with basic and diluted loss per share of $0.17. This compares with net loss of $7,374,350 with basic and diluted loss per share of $0.20 for the twelve months ended April 30, 2011. The increase of $1,011,912 in net loss was principally because:

  The Corporation incurred a write-off of exploration property interests of $5,171,214 related to McCart Township and Nevada Properties. The write-off of exploration property interests and related receivables related to Rosario Properties was $1,175,229 for the year ended April 30, 2012 compared to $4,131,792 for the year ended April 30, 2011. The write-off of exploration property interests and related receivables related to Rosario Properties was included in net loss from discontinued operations.

  The Corporation incurred a gain on sale of available-for-sale investment of $111,182 during the year ended April 30, 2012, through the disposal of Gondwana shares. No such gain was incurred in the comparative period.

  Interest income increased by $103,585 during the twelve months ended April 30, 2012, compared to same period last year. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from its initial public offering, which was completed on October 7, 2009, a private placement that was completed on December 1, 2009, and the offering and over-allotment that were completed on December 20, 2010 and January 7, 2011, respectively.

  The Corporation incurred a decrease in share-based payments of $716,981 for the year ended April 30, 2012, compared to the twelve months ended April 30, 2011. The decrease can be attributed to forfeiture of 196,666 stock options during the twelve months ended April 30, 2012, which resulted in a reversal of share-based payment of $138,886. In addition, the stock options have vesting terms that require share-based payments of $635,205 to be recorded during the twelve months ended April 30, 2012, compared to $1,352,186 in the comparative period. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  During the twelve months ended April 30, 2012, the following stock options were issued:

  On June 8, 2011, the Corporation granted 55,000 options exercisable at $0.85 to an employee and a consultant of the Corporation with an expiry date of June 8, 2016. The options will vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of five years. For the year ended April 30, 2012, $9,422 was expensed to share-based payments.

  On July 26, 2011, the Corporation granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Corporation with an expiry date of July 26, 2016. The options will vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options by using the Black- Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of five years. For the year ended April 30, 2012, $95,126 was expensed to share-based payments.

  On September 6, 2011, the Corporation granted 215,000 options exercisable at $0.50 to certain employees of the Corporation with an expiry date of September 6, 2016. The options will vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $61,920 was assigned to the stock options by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 70%, risk-free rate of return of 1.24% and an expected maturity of five years. For the year ended April 30, 2012, $40,734 was expensed to share-based payments.

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

  The Corporation incurred professional fees of $226,459 for the year ended April 30, 2012, compared to $768,066 during the year ended April 30, 2011. The decrease can be attributed to reduced corporate activity requiring legal assistance;

  The Corporation had a decrease in travel costs of $147,921 for the year ended April 30, 2012, compared to the year ended April 30, 2011. The Corporation incurred less travel costs in fiscal year 2012 due to its concentration on the Nevada Portfolio. In addition, management had fewer site visits to potential properties of interest in fiscal 2012 compared to fiscal 2011.

  Administrative and general expenses decreased by $26,911 for the year ended April 30, 2012, compared to the year ended April 30, 2011, and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The decrease can be attributed to more cost savings initiatives during the year ended April 30, 2012 compared to the same period in the previous year.

  The Corporation incurred salaries and benefits costs of $279,151 for the year ended April 30, 2012, compared to $347,180 for the year ended April 30, 2011. The decrease can be attributed to lower employee costs to support the Nevada Portfolio paid by BPV Gold during the year ended April 30, 2012, than the same period last year.

  The Corporation incurred a foreign exchange gain of $18,471 during the year ended April 30, 2012 compared foreign exchange loss of $6,998 during the year ended April 30, 2011. The increase in foreign exchange loss can be attributed to transactions in Chile and the United States and the US dollar exchange rate fluctuations.

  The Corporation incurred an increase in business development fees of $546,843 for the year ended April 30, 2012, compared to the year ended April 30, 2011. These costs were incurred to develop the Corporation’s investor profile and business opportunities.

  All other expenses related to general working capital purposes.

Three months ended April 30, 2012 compared with three months ended April 30, 2011

The Corporation’s net loss totaled $5,669,404 for the three months ended April 30, 2012, with basic and diluted loss per share of $0.12. This compares with net loss of $3,698,899 with basic and diluted loss per share of $0.09 for the three months ended April 30, 2011. The increase of $1,970,505 in net loss was principally because:

  The Corporation incurred a write-off of exploration property interests of $5,171,214 related to McCart Township and Nevada Properties in the three months ended April 30, 2012 compared to $nil during the three months ended April 30, 2011. The write-off of exploration property interests and related receivables related to the Rosario Properties, which include the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions was $84,734 for the three months ended April 30, 2012 compared to $3,309,120 for the three months ended April 30, 2011. The write-off of exploration property interests and related receivables related to Rosario Properties was included in net loss from discontinued operations.

  The Corporation had a decrease in share-based payments of $149,040 for the three months ended April 30, 2012, compared to the three months ended April 30, 2011. The decrease can be attributed to the reason that the stock options have vesting terms that require share-based payments of $88,861 to be recorded during the three months ended April 30, 2012, compared to $237,901 in the comparative period. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  During the three months ended April 30, 2012, no stock options were issued.

  The variables used in the Black-Scholes valuation model are similar to that described in share-based compensation on page 79;

  The Corporation incurred professional fees of $8,960 for the three months ended April 30, 2012, compared to $180,392 during the three months ended April 30, 2011. The decrease can be attributed to reduced corporate activity requiring legal assistance;

  The Corporation incurred salaries and benefits of $40,418 for the three months ended April 30, 2012, compared to $137,035 for the three months ended April 30, 2011. The decrease can be attributed to lower employee costs to support the Nevada Portfolio paid by BPV Gold during the three months ended April 30, 2012, than the same period last year.

  The Corporation incurred a foreign exchange gain of $126,485 during the three months ended April 30, 2012, compared with a foreign exchange gain of $55,516 during the three months ended April 30, 2011. The increase in foreign exchange gain can be attributed to transactions in Chile and the United States and US dollar exchange rate fluctuations.

  The Corporation incurred an increase in business development fees of $376,550 for the three months ended April 30, 2012, compared to the three months ended April 30, 2011. These costs were incurred to develop the Corporation’s investor profile and business opportunities.

  All other expenses related to general working capital purposes.

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

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event actual results differ from assumptions made, relate to, but are not limited to, the following:

- Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

- Capitalization of exploration and evaluation costs

Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

- Impairment of exploration properties and deferred exploration expenditures

While assessing whether any indications of impairment exist for interest in exploration properties and deferred exploration expenditures, consideration is given to both external and internal sources of information. Information the Corporation considers includes changes in the market, economic and legal environment in which the Corporation operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Corporation's exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Corporation's exploration properties.

- Estimation of decommissioning and restoration costs and the timing of expenditure

Management has made the assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the periods presented. Decommissioning, restoration and similar liabilities are estimated based on the Corporation's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

- Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Corporation considers whether relevant tax planning opportunities are within the Corporation's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Corporation from realizing the tax benefits from the deferred tax assets. The Corporation reassesses unrecognized income tax assets at each reporting period.

- Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

- Contingencies

(i) Environmental contingencies

The Corporation's activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located. Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety. The Corporation may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement. This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees.

The Corporation has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

(ii) Management contracts

At April 30, 2012, the Corporation was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $253,333 all payable within one year.

Change in Accounting Policies

Impact of Adopting IFRS on the Corporation’s Accounting Policies

Effective the first quarter of fiscal 2012, the Corporation began preparing its financial statements in accordance with IFRS. Reconciliations, descriptions and explanations of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation are provided in Note 21 “Conversion to IFRS”, to the audited consolidated financial statements for the year ended April 30, 2012. This note also includes reconciliations of equity and comprehensive income (loss) for comparative periods reported under Canadian GAAP with amounts reported for those periods under IFRS.

The Corporation has changed certain accounting policies to be consistent with IFRS as it is expected to be effective or available on April 30, 2012, the Corporation’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Corporation’s accounting policies on adoption of IFRS.

(a) Impairment of Non-financial Assets

IFRS requires a write-down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write-down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Corporation's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the audited consolidated financial statements as there were no impairment indicators on the Transition Date or as at April 30, 2011.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Corporation's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the audited consolidated financial statements as there was no legal or constructive obligation on the Transition Date or as at April 30, 2011.

(c) Income Taxes

Under Canadian GAAP, the Corporation has recognized deferred tax on temporary differences arising on the acquisition of assets where the carrying amount of the assets acquired exceeded the tax base.

IFRS provides for a specific exemption from recording a deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/loss nor tax profit/loss. As the acquisition of certain interests in exploration properties meets the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to these assets acquired under Canadian GAAP is reversed under IFRS.

Impact of Adopting IFRS on the Corporation’s Business

The adoption of IFRS has resulted in some changes to the Corporation’s accounting systems and business processes. However, the impact has been minimal. The Corporation has not identified any contractual arrangements that are significantly impacted by the adoption of IFRS.

The Corporation's staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS and the changes to accounting policies.

The Board of Directors and Audit Committee have been regularly updated throughout the Corporation’s IFRS transition process, and are aware of the key aspects of IFRS affecting the Corporation.

New accounting standards and interpretations

The following standards have not yet been adopted and are being evaluated to determine their impact on the Corporation.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control consists of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off-balance-sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  disclosure regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
  a narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs;
  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

Subsequent Events

(i) On June 28, 2012, the Corporation entered into a non-binding letter of intent that sets forth the basic terms of the Transaction by Bridgeport of Premier Gold’s wholly-owned subsidiary, Premier Royalty.

Pursuant to the Transaction, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders. Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $0.50 for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, each such unit consisting of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will receive 616,400 Bridgeport Warrants, and convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Transaction.

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Transaction. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

On July 10, 2012, Premier Gold announced the closing of a private placement (the “Financing”) by its wholly-owned subsidiary, Premier Royalty, of an aggregate $11,500,000.00 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Transaction. If the Transaction is completed, the convertible debentures will convert into Bridgeport units. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital.

In addition, in connection with the Transaction, the common shares of Bridgeport will be consolidated on such basis as is determined at the time of the definitive agreement. The dollar figures and amounts referenced above do not give effect to the consolidation. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants.

The Transaction is subject to, among other things, the negotiation and execution of a definitive binding agreement (the “Definitive Agreement”), approval of the board of directors of each of Premier Gold and Bridgeport, approval of Bridgeport’s shareholders, regulatory approvals, including approval of the TSX, completion of due diligence and the entering into of support and lock-up agreements by Bridgeport’s directors and officers. Premier Gold and Bridgeport have agreed to deal exclusively with each other until July 31, 2012. It is anticipated that the Definitive Agreement will be executed in the near future. Further details will be announced upon the entering into of the Definitive Agreement. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Transaction and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Transaction.

(ii) Subsequent to April 30, 2012, the Corporation made termination payments in the amount of $253,333 pursuant to certain management and consulting contracts. Effective June 1, 2012, the Chief Executive Officer will commit a minimum 50% of her time towards her duties.

5.B. Liquidity and capital resources

The activities of the Corporation, principally the acquisition and exploration of properties that have the potential to contain precious and base metals, are financed through equity offerings and the exercise of stock options and warrants. During the year ended April 30, 2012, the Corporation did not have any equity transactions.

Amounts payable and other liabilities decreased to $97,233 at April 30, 2012, compared to $1,046,868 at April 30, 2011, primarily due to payments made during the year ended April 30, 2012. The Corporation’s cash and cash equivalents as at April 30, 2012, are sufficient to pay these liabilities.

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing internal budgetary requirements. See “Trend information” below.

As of April 30, 2012, and to the date of this report, substantially all cash resources of the Corporation are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Amounts payable and other liabilities are short term and non-interest bearing.

Management estimates the Corporation’s operating expenses are estimated to average approximately $60,000 to $80,000 per month for fiscal 2013. The $60,000 to $80,000 covers legal fees, reporting issuer costs, salaries and benefits, business development costs and general and administrative costs. This does not take into account the Transaction with Premier Gold’s wholly-owned subsidiary, Premier Royalty. A budget subsequent to the Transaction will be developed at that time.

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer. A budget of approximately $3,123,698 was previously proposed to fund the Phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of Phase I, the Corporation anticipated that it would spend approximately $3,504,022 for completion of the Phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. As of the date of this report, the exploration program for the Nevada Portfolio has been suspended and the Corporation is in discussions with companies who are interested in purchasing or joint venturing the Nevada projects. The $13.65 million use of proceeds disclosed in the short-form prospectus of the Corporation dated December 13, 2010, related to a prior financing completed by the Corporation, has been modified due to the current market environment. In particular, Bridgeport’s objective has changed to conserving cash to support an aggressive search for a flagship advanced gold or copper-gold project in the Americas. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the projects. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of future exploration programs.

The Corporation believes it currently has sufficient funds to meet its fiscal 2013 planned expenditures. The Corporation’s working capital of $17,898,055 as of April 30, 2012, is anticipated to be adequate for it to continue operations at the current level for the twelve month period ending April 30, 2013, even if its expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, acquiring a flagship advanced gold or copper-gold project in the Americas is an important component of the Corporation’s financial success.

Financial Instruments

The Corporation’s financial instruments consist of:

Description	As at	As at
	April 30,	April 30,
	2012	2011
	$	$
Cash and cash equivalents	17,810,583	22,870,894
Available-for-sale investment	24,250	280,000
Amounts receivable	61,513	-
Amounts payable and other liabilities	97,233	1,046,868

	Year ended	Year ended
	April 30, 2012	April 30, 2011
Unrealized loss (gain) on available-for-sale investment	3,875	(175,000)

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

The long-term corporate objective and strategic plan remain unchanged. However, the short-term objective and plan continue to be modified to reflect global economic financial conditions and general market conditions, which will inevitably have an impact on the overall risk assessment of the Corporation. Such modifications include streamlining operational costs and preserving cash to the extent possible.

The Corporation’s exposure to potential loss from financial instruments relates primarily to fair value risk, credit risk, liquidity risk, and market risks including interest rate risk and commodity price risk.

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below:

Credit Risk

The Corporation's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada and deposits with service providers. Amounts receivable are in good standing as of April 30, 2012. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not have sufficient cash resources to meet its financial obligations as they come due. The Corporation’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Corporation. The Corporation generates cash flow primarily from its financing activities. As at April 30, 2012, the Corporation had cash and cash equivalents of $17,810,583 (April 30, 2011 - $22,870,894 and May 1, 2010 - $11,137,382) to settle current liabilities of $97,233 (April 30, 2011 - $1,046,868 and May 1, 2010 - $325,079). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. The Corporation’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

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

b) Foreign Currency Risk

The Corporation's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Corporation funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada and the United Sates. The Corporation is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Corporation had the following significant balances in foreign currencies:

The Corporation had the following significant balances in foreign currencies:

Description	As at		As at
	April 30,		April 30,
	2012		2011
	$		$
United States Dollars
Cash (Bank indebtedness)	24,862	(1)	(375,361	) (1)
Amounts receivable and other assets	15,000	(1)	1,082	(1)
Amounts payable and other liabilities	1,958	(1)	20,196	(1)

Chilean Peso

Amounts receivable and other assets	30,118,500	(2)	112,182,936	(2)
Amounts payable and other liabilities	--		199,755,213	(2)

(1) Denoted in United States Dollars: (April 30, 2012 - 1 United States Dollar = 0.9879 Canadian Dollars); and (April 30, 2011 - 1 United States Dollar = 0.9464 Canadian Dollars); and
(2) Denoted in Chilean Pesos: (April 30, 2012 - 1 Chilean Peso = 0.002039 Canadian Dollars); and (April 30, 2011 - 1 Chilean Peso = 0.00206 Canadian Dollars).

c) Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. Because the Corporation's mineral properties are in the exploration stage, it does not hedge against commodity price risk.

The Corporation's available-for-sale investment in Gondwana and Orsa are subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a twelve month period:

(i) Cash equivalents are subject to floating interest rates. A 1% change in the interest rates with all other variables held constant, would result in a corresponding increase/decrease in interest income of approximately $177,000 based on the balance of cash equivalents at April 30, 2012.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April 30, 2012, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would decrease/increase the loss for the year ended April 30, 2012 and the reported equity as at April 30, 2012 by $4,202.

(iii) The Corporation’s available-for-sale investments in the common shares of Gondwana and Orsa are subject to fair value fluctuations. As at April 30, 2012, a plus or minus 10% change in the bid price of the common shares of Gondwana and Orsa with all other variables held constant would decrease/increase the comprehensive loss for the year ended April 30, 2012, and the reported equity as at April 30, 2012 by $2,450.

Capital Management

The Corporation manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities and pursuit of accretive acquisitions; and
  to maximize shareholder return.

The Corporation monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. The Corporation's ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors. The Corporation’s capital management objectives, policies and processes have remained unchanged during the year ended April 30, 2012.

The Corporation is not subject to any capital requirements imposed by a lending institution.

5.C. Research and development, patents and licenses, etc.

Not applicable.

5.D. Trend information.

The Corporation is a mineral exploration company, focused on the acquisition, exploration and development of properties for the mining of precious and base metals. The Corporation currently has operations in the United States and Canada. The Corporation’s financial success will be dependent upon the extent to which it can make discoveries and on the economic viability of any such discoveries. The development of such assets may take years to complete and the resulting income, if any, is difficult to determine with any certainty. The Corporation lacks mineral resources and mineral reserves and to date has not produced any revenues. The sales value of any minerals discovered by the Corporation is largely dependent upon factors beyond its control, such as the market value of the commodities produced.

There are significant uncertainties regarding the price of copper, silver, gold and other minerals and the availability of equity financing for the purposes of exploration and development. The future performance of the Corporation is largely tied to the development of the Nevada Portfolio through partnerships with other junior companies, and to other prospective business opportunities and the overall financial markets. Financial markets are likely to be volatile, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of copper, silver, gold and other minerals exploration and development, particularly without excessively diluting the interests of existing shareholders. These trends may limit the ability of the Corporation to develop and/or further explore its current mineral exploration properties and any other property interests that may be acquired in the future.

Bridgeport has also identified the extreme volatility occurring in the financial markets as at the date hereof as a significant risk for the Corporation. As a result of the market turmoil, investors are moving away from assets they perceive as risky to those they perceive as safe. Companies like Bridgeport are considered risk assets and are highly speculative. The volatility in the markets and investor sentiment may make it difficult for Bridgeport to access the capital markets in order to raise the capital it will need to fund its current level of expenditures.

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

Name and Province of Residence	Age	Position with Corporation	Principal Occupation for Five Preceding Years	Director Since
Shastri Ramnath	36	President, Chief Executive Officer and Director	Area Geologist – Special Projects, Quadra FNX Mining Ltd., an exploration and resource group (2002 to 2010)	2010
Hugh Snyder Ontario, Canada	76	Chairman	President, H.R. Snyder Consultants, a consulting firm	2009
Graham Clow Ontario, Canada	63	Director	Chief Financial Officer, New Dawn Mining Corp., a gold exploration and production company	2011
Jon North Ontario, Canada	50	Director	President, Northquest Ltd., mineral exploration company (2008 to present) President and Chief Executive Officer, North Atlantic Resources Ltd. (formerly North Atlantic Nickel Corp.), a mineral exploration company (1997 to 2007)	2007
Wolf Seidler Ontario, Canada	66	Director	Consultant/project manager for French Nuclear Waste Agency (Andra)	2010
Carmelo Marrelli Ontario, Canada	41	Chief Financial Officer	President, Marrelli Support Services Inc., a corporate services firm (2009 to present) Partner, Marrelli & Drake Corporate Services, a corporate services firm (2004 to 2009)	N/A
Matthew Gray, Ph.D., C.P.G.	49	Technical Report Author	President, Resource Geosciences de Mexico SA de CV, a geological and technical services firm specializing in mining and natural resources exploration	N/A

A description of each of the executive officers and directors of the Corporation (including details with regard to their principal occupations for the last five years) follows:

Shastri Ramnath was appointed the Corporation’s President and Chief Executive Officer effective September 29, 2010 and appointed as a director of the Corporation effective October 14, 2010. Ms. Ramnath received a B.Sc. (Hons) in Geology from the University of Manitoba, Canada in 1999, an M.Sc. (Exploration Geology) from Rhodes University, South Africa in 2001, and recently completed an MBA from Athabasca University, Edmonton in 2012. Ms. Ramnath has been working in the exploration and mining industry for over 12 years and has worked on projects in the United States, Nunavut, Manitoba, Ontario, Quebec, West Africa, and Chile. Her experience includes two years at Falconbridge Limited in Winnipeg, Canada and over eight years with the Exploration and Resource Group of FNX Mining (now KGHM International) in Sudbury, Canada. As of June 1, 2012, Ms. Ramnath is required to commit a minimum 50% of her time towards her duties as Chief Executive Officer. Ms. Ramnath currently devotes approximately 65% of her professional time to the Corporation’s business.

Hugh Snyder was appointed as the Corporation’s Chief Executive Officer effective January 11, 2010 and as Chairman and a director of the Corporation effective November 11, 2009. Mr. Snyder resigned as Chief Executive Officer on September 29, 2010. Mr. Snyder received a B.Sc. (Eng.) from the University of Witwatersrand, Johannesburg, South Africa, in 1958 and completed the P.M.D. from Harvard Business School in 1969. Since 1985, has has served as president of H.R. Snyder Consultants, a consulting firm providing services to junior resource companies, including as a former director and chairman of Fronteer Gold Inc. (TSX:FRG) and a director and occasional chairman of Frontera Copper Corp. (TSX:FCC). Mr. Snyder has also served as a director of Rio Narcea Gold Mines Ltd. and chairman and director of Greenstone Resources Ltd. (TSX: GRE). Mr. Snyder was also the president and a director of Southern Era Resources Limited, Brinko Limited and Western Mines Limited.

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

Jon North serves as a director of the Corporation. Dr. North is a professional exploration geologist with 26 years of experience in mineral exploration with certain major and junior mining companies world-wide including Western Mining Corp. (WMC) International, BHP Minerals International and Agip Mining Zambia Ltd. Dr. North holds a B.Sc. (1984) from the University of Western Ontario, an M.Sc. (1988) from Memorial University of Newfoundland and a Ph.D. (1993) from the University of Western Ontario. Dr. North’s industry experience is primarily in area selection and target evaluation in the exploration for a wide variety of mineral deposits including Proterozoic Ni-Cu deposits and IOCG deposits. Dr. North currently serves as President of Northquest Ltd., a private mineral exploration company, and previously served as President and a director of North Atlantic Resources Ltd. (formerly North Atlantic Nickel Corp.) from 1997 to 2007. Dr. North was a director of Grange Gold Corporation which was the subject of a cease trade order issued in June 2003 for failure to file financial statements. The cease trade order was subsequently revoked in July 2003. Dr. North is also currently a director of Continental Nickel Limited (TSXV:CNI) and New Dawn Mining Corp. (TSX:ND).

Wolf Seidler was appointed as a director of the Corporation effective January 11, 2010. Mr. Seidler is a past director of Baja Mining Corp. (TSX:BAJ) and Inmet Mining Corp. (TSX: IMN). Mr. Seidler has over 41 years of international mining experience and has held senior executive positions at Normandy LaSource SAS (TSX:NDY), Quebec Cartier Mining (U.S. Steel), Inmet Mining Corp., J.S. Redpath Ltd., and senior operating positions at Teck Corporation and Gold Fields Mining Corp.

Carmelo Marrelli serves as the Corporation’s Chief Financial Officer. Mr. Marrelli holds a Bachelor of Commerce degree from the University of Toronto and is qualified as a Chartered Accountant and as a Certified General Accountant in Canada. Since February 1, 2009, Mr. Marrelli has been a principal of Marrelli Support Services Inc., a bookkeeping firm. From 2004 to 2009, Mr. Marrelli was a partner with Marrelli & Drake Corporate Services, a firm which provided administration services to public companies in Canada. Mr. Marrelli also currently serves as Chief Financial Officer of several publicly listed junior mining companies, and as a director of Odyssey Resources Limited (TSXV:ODX) and Focused Capital II Corp., a capital pool company. Mr. Marrelli devotes 10% of his professional time through his firm, Marrelli Support Services Inc., to the Corporation’s business.

Matthew Gray, Ph.D., C.P.G. holds degrees from the Colorado School of Mines (B.Sc. - Geological Engineering; Ph.D. - Geology, with Minor in Mineral Economics) and the University of Arizona (M.Sc. - Geosciences). He is an A.I.P.G. Certified Professional Geologist (C.P.G. 10688) and a CSA NI43-101 Qualified Person. His 24 years of international exploration experience including directing generative exploration programs and managing advanced project evaluations for Placer Dome and Cambior in the United States, Brazil, Chile, Ecuador, Papua New Guinea, and Mexico. Dr. Gray has successfully managed mine permitting, water rights, and community relocation issues related to mine development in Mexico. Since 2000 he has been the President of Resource Geosciences de Mexico, a firm comprised of 30 geoscientists providing technical, administrative, and logistical services to clients throughout the Americas. Acting in the capacity of a CSA NI43-101 Qualified Person, Dr. Gray has co-authored Feasibility Studies and Preliminary Economic Assessments of active mines and advanced development projects, most recently for Grayd Resource Corporation’s La India gold project in Mexico (December 2010) and Frontera Copper Corporation’s Piedras Verdes copper mine in Mexico (February 2010).

6.B. Compensation

COMPENSATION OF EXECUTIVE OFFICERS

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended April 30, 2010, 2011 and 2012 in respect of the individuals who served, during the fiscal year ended April 30, 2012, as the Chief Executive Officer and the Chief Financial Officer of the Corporation (the “Named Executive Officers”). The Corporation had no other executive officers during the fiscal year ended April 30, 2012.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended April 30,	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual	Long-
					Incentive term Plans	incentive Plans
Shastri Ramnath, President and Chief Executive Officer	2012	$200,000	Nil	$28,700(2)	Nil	Nil	Nil	Nil	$228,700
	2011	$91,250	Nil	$1,214,400(3)	Nil	Nil	Nil	Nil	$1,305,650
Carmelo Marrelli, Chief Financial Officer	2012	$47,337(4)	Nil	$5,470(5)	Nil	Nil	Nil	Nil	$53,117
	2011	$40,000(4)	Nil	Nil	Nil	Nil	Nil	Nil	$40,000
	2010	$36,000(4)	Nil	$8,000(6)	Nil	Nil	Nil	Nil	$44,000

Notes:

(1)

Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

(2)

On July 26, 2011, the Corporation granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Corporation with an expiry date of July 26, 2016, of which the number of options granted to Ms. Ramnath was 100,000. The options vest as to one-third on the date of grant and one- third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. The value attributable to Ms. Ramnath was $28,700.

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

(4)	Amounts paid to MSSI for the services of Mr. Marrelli.

(5)

On July 26, 2011, the Corporation granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Corporation with an expiry date of July 26, 2016, of which the number of options granted to Mr. Marrelli was 20,000. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. The value attributable to Mr. Marrelli was $5,740.

(6)

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

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of April 30, 2012.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested
Shastri Ramnath	400,000	$1.05	September 23, 2015	$Nil	Nil	Nil
	1,600,000	$1.00	December 21, 2015	$Nil	Nil	Nil
	100,000	$0.50	July 26, 2016	$Nil	Nil	Nil
Carmelo Marrelli	100,000	$0.35	August 20, 2014	$Nil	Nil	Nil
	20,000	$0.50	July 26, 2016	$Nil	Nil	Nil

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Corporation ended April 30, 2012 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option-based awards – value vested during the year(1)	Share-based awards – value vested during the year	Non-equity incentive plan compensation – value earned during the year
Shastri Ramnath	$461,286	Nil	Nil
Carmelo Marrelli	$4,557	Nil	Nil

Note:

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

During fiscal 2012, (i) Ms. Ramnath, the President and Chief Executive Officer of the Corporation, received a salary of $200,000 and stock option grants valued at $28,700; and (ii) Mr. Marrelli, the Chief Financial Officer of the Corporation, was paid a salary, through MSSI, of $47,337 and received option grants valued at $5,470. The compensation program of the Corporation is designed to reward such matters as exploration success, market success, share performance, and the ability to implement strategic plans. The board of directors of the Corporation establishes and reviews the Corporation’s overall compensation philosophy and its general compensation policies with respect to the Chief Executive Officer and other officers, including the corporate goals and objectives and the annual performance objectives relevant to such officers. The board then evaluates each officer’s performance in light of these goals and objectives. In determining compensation matters, the board may consider a number of factors, including the Corporation’s performance, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in past years and other factors it considers relevant. The current overall objectives of the Corporation’s compensation strategy is to reward management for their efforts, while conserving cash where advisable given market conditions and current exploration and development plans. With respect to any bonuses or incentive plan grants which may be awarded to executive officers in the future, the Corporation has not currently set any objective criteria and will instead rely upon any recommendations and discussion at the board level with respect to the above-noted considerations and any other matters which the board may consider relevant on a going-forward basis, including the cash position of the Corporation.

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

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Except as indicated below, there are currently no employment contracts between the Corporation and any Named Executive Officer, nor any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive payments from the Corporation in the event of a resignation, retirement or any other termination of the Named Executive Officer’s employment with the Corporation, a change of control of the Corporation or a change in the Named Executive Officer’s responsibilities following a change of control.

On May 17, 2012, the Corporation entered into an arrangement with Shastri Ramnath whereby Ms. Ramnath continues to serve in the role of President and Chief Executive Officer of the Corporation on a part-time basis. In accordance with the arrangement, Ms. Ramnath’s base salary of $200,000 was continued until the end of May 2012. At the end of May, she received a payment of $200,000 less statutory deductions as a result of the change in Ms. Ramnath’s responsibilities. Beginning June 1, 2012, services rendered are to be billed by Ms. Ramnath’s personal services company and payment is now made in accordance with invoices received from that company.

Ms. Ramnath now receives remuneration for her services at a monthly rate of $10,000 and Ms. Ramnath works 11 days each month. She is remunerated at the rate of $1,000 per day for days worked in excess of 11 days in any month, with such further payment to be agreed upon in writing before it is incurred.

COMPENSATION OF DIRECTORS

Historically, directors of the Corporation who were not officers did not receive any cash fees for their services. Directors who were not officers were entitled to receive compensation to the extent that they provided services to the Corporation at rates that would be charged by such directors for such services to arm’s length parties. During the years ended April 30, 2009, 2010 and 2011, no such fees were paid to any director of the Corporation. Beginning in May 1, 2010, members of the Corporation’s Technical Committee have been entitled to be paid for their service on such committee.

Directors are eligible to participate in the stock option plan of the Corporation. As of July 9, 2012, the Corporation had outstanding options to purchase 4,507,500 common shares, of which 3,550,000 options have been granted to current directors of the Corporation.

The Corporation maintains liability insurance for the directors. The current policy of insurance is in effect until January 7, 2013 and a premium of $13,000 has been paid by the Corporation. No portion of the premium is directly paid by any of the directors. The aggregate insurance coverage obtained under the policy is limited to $5,000,000 with a deductible limit of $20,000 per claim, except for non-indemnifiable losses where the deductible is $Nil. No claims have been made or paid under such policy.

Director Compensation

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal year ended April 30, 2012, in respect of the individuals who were, during the fiscal year ended April 30, 2012, directors of the Corporation other than the Named Executive Officers.

Name	Fees Earned	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Jon North	Nil	Nil	$14,350	Nil	Nil	Nil	$14,350
Hugh Snyder	$78,685(2)	Nil	$14,350	Nil	Nil	Nil	$93,035
Wolf Seidler	Nil	Nil	$28,700	Nil	Nil	$42,707(3)	$71,407
Graham Clow	$33,750	Nil	$14,350(4)	Nil	Nil	Nil	$48,100

Notes:

(1)

Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in the Corporation’s share price.

(2)	Amounts paid to H.R. Snyder Consultants for the services of Mr. Snyder.

(3)	Paid in consideration of consulting services provided to the Corporation for service on the Technical Committee.

(4)

On July 26, 2011, the Corporation granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Corporation with an expiry date of July 26, 2016, of which the number of options granted to Jon North, Hugh Snyder, Wolf Seidler and Graham Clow was 50,000, 50,000, 100,000 and 50,000 respectively. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. The values attributable to Jon North, Hugh Snyder, Wolf Seidler and Graham Clow were $14,350, $14,350, $28,700 and $14,350 respectively.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the directors of the Corporation other than the Named Executive Officers as of April 30, 2012.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Jon North	200,000	$0.35	August 20, 2014	Nil	Nil	Nil
	50,000	$0.50	July 26, 2016	Nil	Nil	Nil
Hugh Snyder	200,000	$1.20	November 12, 2014	Nil	Nil	Nil
	300,000	$1.40	December 7, 2014	Nil	Nil	Nil
	50,000	$0.50	July 26, 2016	Nil	Nil	Nil
Wolf Seidler	250,000	$2.15	January 11, 2015	Nil	Nil	Nil
	100,000	$0.50	July 26, 2016	Nil	Nil	Nil
Graham Clow	250,000	$1.00	January 7, 2016	Nil	Nil	Nil
	50,000	$0.50	July 26, 2016	Nil	Nil	Nil

Note:

(1) Based upon the closing price of the common shares as at April 30, 2012, which was $0.34 per share.

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Corporation ended April 30, 2012 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the directors of the Corporation, other than the Named Executive Officers.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Jon North	$11,392	Nil	Nil
Hugh Snyder	$57,197	Nil	Nil
Wolf Seidler	$67,176	Nil	Nil
Graham Clow	$57,646	Nil	Nil

Note:

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

Except as described under “Termination of Employment, Change in Responsibilities and Employment Contracts” above with respect to an arrangement with Ms. Ramnath, during the fiscal year ended April 30, 2012 and since such time, there have been no employment contracts between the Corporation and any officer or director of the Corporation, nor any compensatory plan, contract or arrangement where any officer or director was entitled to receive payments from the Corporation in the event of a resignation, retirement or any other termination of his or her employment with the Corporation, a change of control of the Corporation or a change in his or her responsibilities following a change of control.

The Corporation’s audit committee was comprised of Messrs. Clow (Chair), Seidler and North. Each member of the audit committee is considered to be “independent. The audit committee is governed by the terms of an audit committee charter which has been adopted by the board of directors of the Corporation.

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

6.D. Employees

As of April 30, 2012, the Corporation had five employees. All five employees were based out of Ontario Canada.

6.E. Share Ownership

Holder	Number/Type of Shares Under Options Exercisable Currently or Within 60 days of July 9, 2012	Number/Type of Shares Under Warrants Exercisable Currently or Within 60 days of July 9, 2012	Number of Common Shares Held as of July 9, 2012	Percentage of Common Shares Beneficially Held as of July 9, 2012 (1)
Shastri Ramnath(2)(3)	1,399,998 Common Shares	7,500 Common Shares	60,000	2.82%
Jon North(3)	166,666 Common Shares	25,000 Common Shares	25,000	*
Wolf Seidler(3)	233,332 Common Shares	10,000 Common Shares	20,000	*
Hugh Snyder(3)(4)	533,333 Common Shares	3,000,000 Common Shares	2,350,000	10.87%
Carmelo Marrelli(5)	113,333 Common Shares	Nil	Nil	*
Graham Clow(3)	199,999 Common Shares	Nil	4,500	*

* Represents less than 1%.

(1)	Based on 50,579,600 shares outstanding as of July 9, 2012 and calculated in accordance with Rule 13d-3 under the Exchange Act.
(2)

On September 23, 2010, the Corporation granted 400,000 stock options to Ms. Ramnath pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. On December 21, 2010, the Corporation granted 1,600,000 stock options to Ms. Ramnath pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. On July 26, 2011, the Corporation granted 100,000 stock options to Ms. Ramnath pursuant to the Corporation’s stock option plan, exercisable for one common share each at a price of $0.50 per share for a period of five years expiring on July 26, 2016. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant.

(3)	Currently a director of the Corporation.
(4)	Currently the Chairman of the Corporation.
(5)	Currently the Chief Financial Officer of the Corporation.

Stock Option Plan

The shareholders of the Corporation approved the Plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares of the Corporation issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the Plan. As of July 9, 2012, an aggregate of 4,507,500 options have been granted by the Corporation under the Plan.

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

The maximum number of stock options which may be granted to any one consultant under the Plan, any other employer stock options plans or options for services, within any 12-month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the Plan, any other employer stock options plans or options for services, within any 12-month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

Set forth below are the names and shareholdings of all major shareholders of the Corporation (meaning shareholders that are the beneficial owners of 5% or more of each class of the Corporation’s voting securities) as at July 9, 2012:

Name of Major Shareholder	Number of Common Shares Beneficially Held as at July 9, 2012	Percentage of Common Shares Held as at July 9, 2012 (1)
Sheldon Inwentash	7,547,500(2)	14.67%
Wayne Beach	6,112,900(3)	11.49%
Hugh Snyder	5,883,333(4)	10.87%
Pinetree Capital Ltd.	5,352,500(5)	10.43%
Fronteer Gold Inc.	4,500,000	8.90%
Libra Advisors, LLC	3,000,000(6)	5.93%

(1) Based on 50,579,600 shares outstanding as of July 9, 2012 and calculated in accordance with Rule 13d-3 under the Exchange Act.
(2) Includes 4,602,500 common shares and 750,000 common shares issuable upon exercise of warrants held by Pinetree Capital Ltd. Also includes an additional 125,000 common shares issuable upon the exercise of warrants.
(3) Includes 2,631,000 common shares issuable upon the exercise of warrants.
(4) Includes 533,333 common shares issuable upon the exercise of options and 3,000,000 common shares issuable upon the exercise of warrants.
(5) Includes 750,000 common shares issuable upon the exercise of warrants.
(6) Ownership of these securities is shared by Libra Advisors, LLC, Libra Associates, LLC, Libra Fund II (Luxembourg), Libra Fund (Luxembourg), S.a.r.l. and Ranjan Tandon. Ownership of 2,583,000 of the securities is also shared by Libra Fund, L.P.

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

On November 15, 2010, Fronteer Gold Inc. acquired 4,500,000 common shares of the Corporation.

Libra Advisors, LLC acquired its securities of the Corporation as part of an offering by the Corporation.

The major shareholders of the Corporation listed above do not have different voting rights than other holders of Common Shares of the Corporation.

To the knowledge of the Corporation, an aggregate of 8,526,700 common shares of the Corporation are held in the United States by an aggregate of eight shareholders.

The Corporation is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

The Corporation is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Corporation.

7.B. Related party transactions

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

The Corporation entered into the following transactions with related parties:

	Year Ended April 30, 2012 $	Year Ended April 30, 2011 $
Marrelli Support Services Inc.("MSSI") (1)	47,377	40,000
DSA Corporate Services Inc. ("DSA") (2)	10,592	10,696
H.R. Snyder Consultants (3)	78,685	65,625
Total	136,654	116,321

(1)

The Chief Financial Officer of the Corporation is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, MSSI was owed $25,750 (April 30, 2011 - $12,562 and May 1, 2010 - $12,226) and the amount was included in amounts payable and other liabilities.

(2)

The Chief Financial Officer of the Corporation is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, DSA was owed $1,300 (April 30, 2011 - $989 and May 1, 2010 - $919) and the amount was included in amounts payable and other liabilities.

(3)

Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss.

Names	May 1 to July 10, 2012 $
Marrelli Support Services Inc.("MSSI") (1)	9,366
DSA Corporate Services Inc. ("DSA") (2)	1,345
H.R. Snyder Consultants (3)	1,042
Total	11,753

(1)

The Chief Financial Officer of the Corporation is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at July 10, 2012, MSSI was owed $30,366.

(2)

The Chief Financial Officer of the Corporation is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the consolidated statements of loss. As at July 10, 2012, DSA was owed $1,345.

(3)

Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss.

Remuneration of Directors and key management personnel of the Corporation was as follows:

Year Ended April 30, 2012

	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	33,750	57,646	91,396
Shastri M. Ramnath, Director and CEO	200,000	461,286	661,286
Wolf Seidler, Director	42,707	67,176	109,883
Hugh Snyder, Chairman and Director	nil	57,197	57,197
Carmelo Marrelli, CFO	nil	4,557	4,557
Jon W. North, Director	nil	11,392	11,392
Total	276,457	659,254	935,711

Year Ended April 30, 2011

	Salaries and benefits $	Share based payments $	Total $
John McBride, Director	20,000	nil	20,000
Wolf Seidler, Director	49,500	152,073	201,573
Shastri M. Ramnath, Director and CEO	91,250	653,291	744,541
Graham Clow, Director and Audit Chair	10,000	56,859	66,859
Hugh Snyder, Chairman/Director	nil	170,276	170,276
Total	170,750	1,032,499	1,203,249

Note: During the year ended April 30, 2011, John McBride resigned as director as at January 7, 2011, and became a service provider.

May 1 to July 10, 2012

	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	833	4,237	5,070
Shastri M. Ramnath, Director and CEO	200,000	39,797	239,797
Wolf Seidler, Director	667	929	1,596
Hugh Snyder, Chairman and Director	nil	46,270	46,270
Carmelo Marrelli, CFO	nil	186	186
Jon W. North, Director	nil	465	465
Total	201,500	91,884	293,384

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

7.C. Interests of experts and counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

There are no legal proceedings or regulatory actions involving the Corporation or its properties as at July 9, 2012, nor have there been since the date of incorporation of the Corporation, and the Corporation knows of no such proceedings or actions currently contemplated that are reasonably expected to have a significant effect on the Corporation’s financial position or profitability.

The Corporation has never declared or paid cash dividends on its common shares and does not intend to do so in the near future. Any dividends declared in the future will be at the discretion of the board of directors. See “Risk Factors” regarding the Corporation’s dividend policy.

See “Item 17. Financial Statements.”

8.B. Significant Changes

Since the date of the most recent financial statements of the Corporation (April 30, 2012), no significant changes have occurred with respect to the business of the Corporation, except as follows:

(i) On June 28, 2012, the Corporation entered into a non-binding letter of intent that sets forth the basic terms of the proposed acquisition by Bridgeport of Premier Gold’s wholly-owned subsidiary, Premier Royalty.

Pursuant to the Transaction, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders. Each Bridgeport Warrant will be exercisable at a price of $0.50 for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, each such unit consisting of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will receive 616,400 Bridgeport Warrants, and convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Transaction.

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Transaction. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

On July 10, 2012, Premier Gold announced the closing of a private placement (the “Financing”) by its wholly-owned subsidiary, Premier Royalty, of an aggregate $11,500,000.00 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Transaction. If the Transaction is completed, the convertible debentures will convert into Bridgeport units. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital.

In addition, in connection with the Transaction, the common shares of Bridgeport will be consolidated on such basis as is determined at the time of the definitive agreement. The dollar figures and amounts referenced above do not give effect to the consolidation. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants.

The Transaction is subject to, among other things, the negotiation and execution of a Definitive Agreement, approval of the board of directors of each of Premier Gold and Bridgeport, approval of Bridgeport’s shareholders, regulatory approvals, including approval of the TSX, completion of due diligence and the entering into of support and lock-up agreements by Bridgeport’s directors and officers. Premier Gold and Bridgeport have agreed to deal exclusively with each other until July 31, 2012. It is anticipated that the Definitive Agreement will be executed in the near future. Further details will be announced upon the entering into of the Definitive Agreement. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Transaction and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Transaction.

(ii) Subsequent to April 30, 2012, the Corporation made termination payments in the amount of $253,333 pursuant to certain management and consulting contracts. Effective June 1, 2012, the Chief Executive Officer will commit a minimum 50% of her time towards her duties.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

The common shares, without par value, of the Corporation are listed and traded on the TSX under the symbol “BPV”. The following table indicates the high and low market prices with respect to trading activity for the common shares on an annual, quarterly and monthly basis since the commencement of the listing of the common shares on the TSX Venture Exchange (“TSXV”), which occurred on October 9, 2009. (1)

Year	High	Low
April 30, 2012	$0.65	$0.28
April 30, 2011	$2.15	$0.55
April 30, 2010	$2.75	$0.20

Quarter Ended	High	Low
April 30, 2012	$0.55	$0.295
January 31, 2011	$0.65	$0.29
October 31, 2011	$0.49	$0.28
July 31, 2011	$0.65	$0.40
April 30, 2011	$0.91	$0.55
January 31, 2011	$1.18	$0.76
October 31, 2010	$1.14	$0.91
July 31, 2010	$2.15	$1.10

Month	High	Low
June 2012	$0.43	$0.30
May 2012	$0.335	$0.25
April 2012	$0.335	$0.295
March 2012	$0.38	$0.31
February 2012	$0.55	$0.35
January 2012	$0.65	$0.32

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

(xxiv)	Letter Agreement related to the Ashby Gold property dated July 19, 2011 between the Corporation and Orsa Ventures Corp.;

(xxv)	Amending Letter Agreement related to the McCart Property dated August 17, 2011 between the Corporation and Gondwana Gold; and

(xxvi)	Employment Arrangement dated May 17, 2012 between the Corporation and Shastri Ramnath.

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

A direct investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Corporation was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the book value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5 million or more. An indirect investment in the common shares by a non-Canadian who is not a WTO Investor when the Corporation was not controlled by a WTO Investor would be reviewable if the book value of the assets of the Corporation was $50 million or more. However, this threshold falls to $5 million where the Canadian assets constitute more than 50% of the value of total worldwide assets acquired in the transaction. A direct investment in the common shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the book value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2012 was any amount in excess of $330 million. An indirect investment in the common shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor would not be reviewable. All non-reviewable investments, however, would be subject to post-closing notification. Amendments to the Investment Canada Act could come into force in 2011 that will change the financial threshold that will trigger a review. These amendments will make direct acquisitions of control by WTO Investors, or investments by non-Canadians when the Corporation was controlled by a WTO Investor reviewable if the enterprise value (which term is to be defined in regulations not yet in force) of the Corporation $600 million (which amount will increase in subsequent years). The monetary thresholds will remain the same for investments by non-WTO Investors or investments by non-Canadians when the Corporation was not controlled by a WTO Investor.

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

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to the holding and disposition of common shares in the capital of the Corporation by a person who is a resident of the United States (and not resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”)), who is entitled to the benefit of the Treaty, who holds common shares solely as capital property and does not use or hold a common share in carrying on business in Canada (a “US Shareholder”). Generally the common shares will be considered to be capital property to a US Shareholder provided the holder does not hold the common shares in the course of carrying on a business of trading in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Special rules, which are not discussed herein, may apply to a holder of common shares who is a non-resident insurer which carries on business in Canada and elsewhere.

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

This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposals, does not take into account or anticipate any changes in the law or practice, whether by judicial, governmental, or legislative decision or action, nor does it take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty, which may differ significantly from those discussed herein. It is assumed that all Proposals will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects. Each US Shareholder is advised to obtain tax and legal advice applicable to such US Shareholder’s particular circumstances.

Dividends

Dividends on common shares paid or credited by the Corporation to non-residents of Canada are normally subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. In general, the Treaty reduces the rate of withholding with respect to dividends paid to a US Shareholder to 15% of the gross amount of the dividend. If the US Shareholder is a company that owns at least 10% of the voting stock of the Corporation and beneficially owns the dividend, the rate of withholding tax is reduced to 5% under the Treaty. Further, under the Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in the United States, are generally exempt from Canadian withholding tax. The Corporation is required to withhold the applicable tax from the dividend payable to the US Shareholder, and to remit the tax to the Receiver General of Canada for the account of the US Shareholder.

Disposition of Common Shares

A US Shareholder will not be subject to tax under the Tax Act on any capital gain realized on an actual or deemed disposition of a common share of the Corporation unless the common share is “taxable Canadian property” to the US Shareholder and relief is not available under the Treaty. Generally, the common shares will not be taxable Canadian property to a US Shareholder with respect to a particular disposition if the common shares are listed on a “designated stock exchange” (which includes Tiers 1 and 2 of the TSXV) unless at any time in the 60 month period preceding the disposition (i) the US Shareholder, persons with whom the US Shareholder did not deal at arm’s length, or the US Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS ANNUAL REPORT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain material U.S. federal income tax considerations generally applicable to “U.S. Holders” (as defined below) with respect to the ownership and disposition of the Corporation’s common shares . This summary is based on the u.s. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary or proposed), administrative rulings of the Internal Revenue Service (“IRS”), judicial decisions and the Treaty (as defined above under “Canadian Federal Income Tax Considerations”), as in effect and available as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. It addresses only U.S. Holders that hold the Corporation’s common shares as capital assets within the meaning of Section 1221 of the Code (generally, assets held for investment purposes). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding the Corporation’s common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, U.S. Holders that own, or are deemed to own, 10% or more of the Corporation’s voting stock, traders in securities that elect to use a mark-to market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired the Corporation’s common shares in connection with the performance of services. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds the Corporation’s common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

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

Ownership and Disposition of the Corporation’s Common Shares

Distributions. Subject to the discussion below under “Passive Foreign Investment Company Rules,” distributions made with respect to the Corporation’s common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Corporation’s current and accumulated earnings and profits, if made with respect to the Corporation’s common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain.

For taxable years beginning before January 1, 2013, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if various requirements are met including if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividends is an individual, estate, or trust, and (c) such dividend is paid on the Corporation’s shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

The Corporation generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if the Corporation is eligible for the benefits of the Treaty or, if not, the Corporation’s shares are readily tradable on an established securities market in the U.S. While the U.S. Treasury Department has determined that the Treaty meets these requirements, we cannot provide any assurance as to whether the Corporation is eligible for the benefits of the Treaty. In addition, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a PFIC for the taxable year during which it pays a dividend or for the preceding taxable year.

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

Dispositions. Subject to the discussion below under “Passive Foreign Investment Company Rules,” upon the sale, exchange or other taxable disposition of the Corporation’s common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares. Capital gain or loss recognized upon a sale, exchange or other taxable disposition of the Corporation’s common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a passive foreign investment company (“PFIC”). In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Special rules apply where a non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the shares of another corporation (a “lower-tier corporation”). For purposes of determining whether the Corporation is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

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

The Corporation may be a PFIC currently and in future tax years, and may have been a PFIC for prior tax years. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Thus, there can be no assurance regarding the Corporation’s PFIC status for the current taxable year, for any past taxable years, or for any future taxable years.

A U.S. Holder will be required to file IRS Form 8621 if it holds the Corporation’s common shares in any year in which it is classified as a PFIC. In addition, the following U.S. federal income tax consequences generally will apply to a U.S. Holder of the Corporation’s common shares if the Corporation is treated as a PFIC:

Distributions. Distributions made by the Corporation with respect to its common shares, to the extent such distributions are treated as “excess distributions” pursuant to Section 1291 of the Code, must be allocated ratably to each day of the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year during which the distribution is made, and to any taxable years in such U.S. Holder’s holding period which are prior to the first taxable year in which the Corporation is treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the distribution. The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax. Any distribution made by the Corporation that does not constitute an excess distribution would be treated in the manner described under “Ownership and Disposition of the Corporation’s Common Shares — Distributions,” above.

Dispositions. The entire amount of any gain realized upon the U.S. Holder’s disposition of the Corporation’s common shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the cons0equences described above.

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

Information Reporting and Backup Withholding Tax

Dividend payments made with respect to the Corporation’s common shares and proceeds from the sale, exchange or other disposition of common shares may be subject to information reporting requirements, and to possible U.S. backup withholding (currently at a rate of 28%). In general, backup withholding will apply with respect to reportable payments made to a U.S. Holder unless (i) the U.S. Holder is a corporation or other exempt recipient and, if required, demonstrates such exemption, or (ii) the U.S. Holder furnishes the payor with a taxpayer identification number on IRS Form W-9 in the manner required, certifies under penalty of perjury that such U.S. Holder is not currently subject to backup withholding and otherwise complies with the backup withholding requirements.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding imposed on a payment to a holder will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Additional Reporting Requirements

Recently-enacted U.S. tax legislation generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock issued by a non-U.S. person (such as the Corporation’s common shares), if the aggregate value of all such interests exceeds $50,000. This reporting requirement is subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisors regarding this reporting requirement.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE CORPORATION’S COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

All documents referenced in this Annual Report on Form 20-F concerning the Corporation may be examined during regular business hours of the Corporation at the principal office address of the Corporation at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5.

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

As of the end of the period covered by this Annual Report on Form 20-F, management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation’s disclosure controls and procedures as required by applicable United States and Canadian securities laws and regulations. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, because various reports were not timely filed or furnished to the Commission, as of the end of the period covered by this Annual Report, the Corporation’s disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and interim filings and other reports filed or submitted is recorded, processed, summarized and reported within time periods specified and that material information is accumulated and communicated to management of the Corporation, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As a result, management is instituting procedures to ensure the reports the Corporation is required to furnish or file in the U.S. in the future are timely furnished or filed simultaneously with reports that the Corporation files in Canada.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

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

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of April 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework for Smaller Public Companies. Based on this assessment, management believes that, as of April 30, 2012, the Corporation’s internal control over financial reporting was effective based on those criteria.

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

Changes in Internal Control Over Financial Reporting

No changes in the Corporation’s internal controls or other factors that have materially affected, or are reasonably likely to materially affect, these controls have occurred during the year ended April 30, 2012.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

McGovern, Hurley, Cunningham, LLP was the Corporation’s independent registered chartered accountants for fiscal years ended April 30, 2012 and 2011. The chart below sets forth the total amount billed to the Corporation by McGovern, Hurley, Cunningham, LLP for services performed and breaks down these amounts by category of service:

Principal Accountant	Billed during the year	Billed during the year
Fees and Services	ended April 30, 2012	ended April 30, 2011
Audit fees	$90,000	$142,500
Audit Related fees	$Nil	$Nil
Tax Fees	$4,000	$4,000
All Other Fees	$Nil	$Nil

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

Audit committee’s pre-approval policies and procedures

The audit committee engages the independent registered chartered accountants to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by the auditors. Any services provided by the auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended April 30, 2012, 4.6% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’s CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

As of the date hereof, the Corporation has nothing to disclose in response to the required information concerning mine safety violations or other regulatory matters under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

BRIDGEPORT VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
APRIL 30, 2012 AND 2011
(EXPRESSED IN CANADIAN DOLLARS)

Management's Responsibility for
Consolidated Financial Statements

The accompanying audited annual consolidated financial statements of Bridgeport Ventures Inc. (the "Company") are the responsibility of management and the Board of Directors.

The audited annual consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the audited annual consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the audited annual consolidated financial statements have been prepared within acceptable limits of materiality and are in compliance with all applicable International Financial Reporting Standards.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the audited annual consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited annual consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Shastri Ramnath"	(signed) "Carmelo Marrelli"
Shastri Ramnath	Carmelo Marrelli
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
July 18, 2012

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Bridgeport Ventures Inc.

We have audited the accompanying consolidated financial statements of Bridgeport Ventures Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at April 30, 2012, April 30, 2011 and May 1, 2010, and the consolidated statements of loss and comprehensive loss, consolidated statements of cash flows, and consolidated statements of changes in equity for the years ended April 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bridgeport Ventures Inc. and its subsidiaries as at April 30, 2012, April 30, 2011 and May 1, 2010, and their financial performance and cash flows for the years ended April 30, 2012 and April 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

McGOVERN, HURLEY, CUNNINGHAM, LLP

/s/ McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
July 18, 2012

Bridgeport Ventures Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010
		(note 21)	(note 21)

ASSETS

Current assets
Cash and cash equivalents (note 7)	$17,810,583	$22,870,894	$11,137,382
Amounts receivable and other assets (note 8)	160,455	328,637	130,342
Available-for-sale investments (note 9)	24,250	280,000	-
Total current assets	17,995,288	23,479,531	11,267,724

Interest in exploration properties and deferred exploration expenditures (note 9)	4,208,534	7,578,011	3,416,271
Equipment (note 10)	17,055	42,902	26,007
Total assets	$22,220,877	$31,100,444	14,710,002

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities (notes 11 and 17)	$97,233	$1,046,868	$325,079

Equity
Share capital (note 12)	31,364,501	31,364,501	11,798,967
Reserves	8,089,028	7,999,728	4,697,259
Accumulated other comprehensive (loss) income	(3,875)	175,000	-
Accumulated deficit	(17,326,010)	(9,485,653)	(2,111,303)
Total equity	22,123,644	30,053,576	14,384,923
Total equity and liabilities	$22,220,877	$31,100,444	14,710,002

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)
Contingencies and commitments (notes 9 and 20)

Approved on behalf of the Board:

(Signed) "Hugh Snyder", Director

(Signed) "Graham Clow", Director

Bridgeport Ventures Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

	2012	2011
For the year ended April 30,		(note 21)

Operating expenses
General and administrative (note 16)	$2,382,791	$3,307,037
Total general and administrative expenses	(2,382,791)	(3,307,037)
Interest income	257,151	153,566
Gain on sale of available-for-sale investment (note 9(a))	111,182	-
Foreign exchange gain (loss)	18,471	(6,998)
Write-off of exploration property interests (note 9)	(5,171,214)	-
Net loss before tax	(7,167,201)	(3,160,469)
Deferred income tax (expense) recovery	(25,000)	25,000
Net loss from continuing operations	(7,192,201)	(3,135,469)
Net loss from discontinued operation (note 6)	(1,194,061)	(4,238,881)
Net loss for the year	(8,386,262)	(7,374,350)

Net loss from continuing operations	(7,192,201)	(3,135,469)
Reclassification of net realized (loss) on available-for-sale investment, net of tax	(175,000)	-
Unrealized (loss) gain on available-for-sale investment, net of tax of $nil (2011-$25,000) (note 9(a))	(3,875)	175,000
Net loss and comprehensive loss for the year from continuing operations	(7,371,076)	(2,960,469)
Net loss and comprehensive loss for the year from discontinued operation (note 6)	(1,194,061)	(4,238,881)
Net loss and comprehensive loss for the year	$(8,565,137)	$(7,199,350)
Basic and diluted net loss per share - continuing operations (note 13)	$(0.14)	$(0.09)
Basic and diluted net loss per share - discontinued operation (note 13)	$(0.02)	$(0.12)
Basic and diluted net loss per share - total (note 13)	$(0.17)	$(0.20)
Weighted average number of common shares outstanding-basic and diluted	50,579,600	36,402,004

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	2012	2011
For the year ended April 30,		(note 21)

Operating activities
Net loss for the year from continuing operations	$(7,192,201)	$(3,135,469)
Adjustments for:
Amortization	6,241	3,606
Share-based payments	635,205	1,352,186
Gain on sale of investment	(111,182)	-
Deferred income tax expense (recovery)	25,000	(25,000)
Write-off of exploration property interests	5,171,214	-
Non-cash working capital items:
Amounts receivable and other assets	(60,961)	(215,935)
Amounts payable and other liabilities	(147,421)	(50,356)
Cash flows from discontinued operation (note 6)	16,882	(65,051)
Net cash used in operating activities	(1,657,223)	(2,136,019)

Investing activities
Expenditure on exploration properties	(3,147,106)	(1,034,826)
Proceeds from sale of investment	191,182	-
Option payment received	-	20,000
Additions to equipment	-	(21,747)
Cash flows from discontinued operation (note 6)	(447,164)	(1,434,713)
Net cash used in investing activities	(3,403,088)	(2,471,286)

Financing activities
Issue of securities	-	17,702,600
Share issue costs	-	(1,361,783)
Net cash provided by financing activities	-	16,340,817

Net change in cash and cash equivalents	(5,060,311)	11,733,512
Cash and cash equivalents, beginning of year	22,870,894	11,137,382
Cash and cash equivalents, end of year	$17,810,583	$22,870,894
Common shares issued pursuant to acquisition of Nevada properties	-	5,175,000
Warrants issued as share issuance costs	-	380,428
Value of warrants exercised	-	100,144
Value of warrants expired	-	25,772
Value of stock options expired	545,905	-
Change in accrued exploration property expenditures	(783,278)	753,208
Common shares received for interest in exploration property (note 9)	28,125	80,000

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

Equity attributable to shareholders

		Reserves
				Accumulated
	Share		Share-based	other	Accumulated
	capital	Warrants	payments	comprehensive income	deficit	Total

Balance, May 1, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923
Public offering, net of costs	13,885,090	2,003,127	-	-	-	15,888,217
Exercise of warrants	452,600	-	-	-	-	452,600
Value of warrants exercised	100,144	(100,144)	-	-	-	-
Warrants expired	-	(25,772)	25,772	-	-	-
Acquisition of exploration properties	5,175,000	-	-	-	-	5,175,000
Step-up warrants issued	(47,300)	47,300	-	-	-	-
Share-based payments
Officers and directors	-	-	1,032,500	-	-	1,032,500
Employee	-	-	30,081	-	-	30,081
Consultants	-	-	289,605	-	-	289,605
Unrealized gain on available-for-sale securities, net of tax	-	-	-	175,000	-	175,000
Net loss for the year	-	-	-	-	(7,374,350)	(7,374,350)

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Consolidated Statements of Changes in Equity (continued)
(Expressed in Canadian dollars)

Equity attributable to shareholders

		Reserves
				Accumulated
	Share		Share-based	other comprehensive	Accumulated
	capital	Warrants	payments	income (loss)	deficit	Total

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576
Share-based payments
Officers and directors	-	-	659,254	-	-	659,254
Employee	-	-	57,032	-	-	57,032
Consultants	-	-	(81,081)	-	-	(81,081)
Stock options expired	-	-	(545,905)	-	545,905	-
Loss on available-for-sale securities	-	-	-	(178,875)	-	(178,875)
Net loss for the year	-	-	-	-	(8,386,262)	(8,386,262)
Balance, April 30, 2012	$31,364,501	$5,604,011	$2,485,017	$(3,875)	$(17,326,010)	$22,123,644

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

1.	Nature of operations and going concern

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The primary office of the Company is located at 36 Toronto St. Suite 1000, Toronto, Ontario, M5C 2C5.

The consolidated financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on July 18, 2012.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's mineral exploration property interests are subject to the risk of increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and restrictions and political uncertainty.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. The Company has incurred losses in the current and prior periods, with a net loss of $8,386,262 for the year ended April 30, 2012 and has an accumulated deficit of $17,326,010 to April 30, 2012 (April 30, 2011 - $9,485,653 and May 1, 2010 - $2,111,303). As at April 30, 2012, the Company had cash and cash equivalents of $17,810,583 and working capital of $17,898,055. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies

(a)	Basis of preparation and adoption of International Financial Reporting Standards ("IFRS")

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis with an adoption date of May 1, 2011 and a transition date of May 1, 2010. In the financial statements, the term “Canadian GAAP” refers to GAAP before the adoption of IFRS.

These are the Company’s first annual consolidated financial statements for the year ended April 30, 2012 to be presented in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") effective for the year ended April 30, 2012. IFRS 1 First-Time Adoption of IFRS ("IFRS 1") has been applied and the impact of the transition from Canadian GAAP to IFRS is explained in note 21.

The accounting policies set out below have been applied consistently to all periods presented, including the opening consolidated statement of financial position at May 1, 2010 (note 21) for purposes of transition to IFRS.

(b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of Bridgeport Ventures Inc. and its subsidiaries. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Subsidiaries are those entities which Bridgeport Ventures Inc. controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Bridgeport Ventures Inc. controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by Bridgeport and are de-consolidated from the date that control ceases.

The following entities have been consolidated within the consolidated financial statements:

	Country of incorporation	Principal activity

Bridgeport Ventures Inc.	Canada	Parent company
Bridgeport Gold Inc.(1)	United States of America	Exploration company
Rio Condor Resources S.A.(2)	Chile	Exploration company

(1) 100% owned by Bridgeport
(2) During the year ended April 30, 2012, the Company disposed of its 100% interest in Rio Condor Resources S.A. (see note 6)

(c)	Foreign currency translation

The functional currency, as determined by management, of Bridgeport and its subsidiaries (on comparative basis) is the Canadian dollar. For the purpose of the consolidated financial statements, the results and financial position are expressed in Canadian dollars.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognised in the consolidated statement of loss and comprehensive loss. Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(d)	Financial instruments

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	Loans and receivables
Cash equivalents	FVTPL ("Fair value through profit and loss")
Available-for-sale investments	Available for sale
Amounts receivable	Loans and receivables

Financial liabilities:	Classification:
Amounts payable and other liabilities	Other financial liabilities

FVTPL:

Financial assets and liabilities classified as FVTPL include financial assets and liabilities held for trading and financial assets and liabilities designated upon initial recognition as FVTPL. Fair value changes on financial assets and liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive loss.

Loans and receivables:

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available for sale:

Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classed in any other categories. Available-for-sale investments are carried at fair value at initial recognition. Changes to the fair value of available-for-sale investments are recognized in other comprehensive income. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in the statement of loss as "gains and losses from available-for-sale investments".

Other financial liabilities:

Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been negatively impacted.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Available-for-sale investments and cash equivalents are classified as Level 1 and Level 2 financial instruments respectively.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

As of April 30, 2012, April 30, 2011 and May 1, 2010, other than the available-for-sale investment and cash equivalents, none of the Company’s financial instruments are recorded at fair value on the consolidated statement of financial position based on their classification.

(e)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs which includes building and equipment in the exploration and evaluation property). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

(f)	Exploration and evaluation expenditures

The Company is in the exploration stage with respect to its investment in exploration properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its interest in properties. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. The costs incurred pre-acquisition of right to explore are expensed. The aggregate costs related to abandoned exploration properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to an exploration property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(f)	Exploration and evaluation expenditures (continued)

The recoverability of amounts shown for interest in exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. The Company recognizes in income costs recovered on exploration properties when amounts received or receivable are in excess of the carrying amount.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the statement of loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(g)	Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks, and guaranteed investment certificates with an original maturity of three months or less, and which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts and guaranteed investment certificates that are available on demand by the Company for its programs. The Company does not invest in any asset-backed deposits/investments.

(h)	Equipment

Equipment is carried at cost, less accumulated amortization and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Amortization is recognized based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Percentage	Method
Computer equipment	30%	Declining balance
Software	20%	Declining balance
Office equipment	20%	Declining balance
Structures	20%	Declining balance
Machinery and equipment	30%	Declining balance

An asset's residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(i)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

The Company had no material provisions at April 30, 2012, April 30, 2011 and May 1, 2010.

(j)	Share based payment transactions

The fair value of stock options granted to employees and non-employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest based on an estimate of the forfeiture rate. Unexercised expired stock options and warrants are transferred to deficit.

(k)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements unless such differences arise from goodwill or the initial recognition (other than in a business combination) of other assets or liabilities in a transaction that affects neither the taxable profit nor the accounting profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(l)	Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs are discounted to their net present value using a risk-free rate and are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs at April 30, 2012, April 30, 2011 and May 1, 2010 as the disturbance to date is minimal.

(m)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all warrants and options outstanding that may add to the total number of common shares. The Company's diluted loss per share for all periods presented does not include the effect of stock options and warrants as they are anti-dilutive.

(n)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

-      Assets' carrying values and impairment charges
In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(n)	Significant accounting judgments and estimates (continued)

-      Capitalization of exploration and evaluation costs
Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. See Note 9 for details of capitalized exploration and evaluation costs.

-      Impairment of exploration properties and deferred exploration expenditures
While assessing whether any indications of impairment exist for interest in exploration properties and deferred exploration expenditures, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's exploration properties.

-      Estimation of decommissioning and restoration costs and the timing of expenditure
Management has made the assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the periods presented. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

-      Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(n)	Significant accounting judgments and estimates (continued)

-      Share-based payments
Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

-      Contingencies
Refer to Note 20.

(o)	New accounting standards and interpretations

Certain pronouncements were issued by the IASB or the IFRIC ("International Financial Reporting Interpretation Committee") that are mandatory for accounting periods after April 30, 2012 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(o)	New accounting standards and interpretations (continued)

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;

  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;

  disclosures regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;

  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;

  a narrative must be provided discussing the sensitivity of fair value measurements categorised under Level 3 of the fair value hierarchy to significant unobservable inputs;

  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

3.	Capital risk management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. As discussed in Note 1, the Company's ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Relevant information is provided to the Board of Directors of the Company.

The Company is not subject to any capital requirements imposed by a lending institution.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

4.	Financial risk management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk). Financial risk management is carried out by the Company's management team with guidance from the Audit Committee and Board of Directors. There have been no changes in the risks, objectives, policies and procedures from the previous period.

(i) Credit risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada and deposits with service providers. Amounts receivable are in good standing as of April 30, 2012. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flow primarily from its financing activities. As at April 30, 2012, the Company had cash and cash equivalents of $17,810,583 (April 30, 2011 - $22,870,894 and May 1, 2010 - $11,137,382) to settle current liabilities of $97,233 (April 30, 2011 - $1,046,868 and May 1, 2010 - $325,079). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. As discussed in Note 1, the Company’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

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

(b) Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and the United Sates. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Company had the following significant balances in foreign currencies:

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

4.	Financial risk management (continued)

(iii) Market risk (continued)

(b) Foreign currency risk (continued)

	April 30		April 30		May 1
	2012		2011		2010

United States Dollars
Cash (Bank indebtedness)	$24,862	(1)	$(375,361	)(1)	$508,464	(1)
Amounts receivable and other assets	$15,000	(1)	$1,082	(1)	$-	(1)
Amounts payable and other liabilities	$1,958	(1)	$20,196	(1)	$82,208	(1)

Chilean Peso
Amounts receivable and other assets	30,118,500	(2)	112,182,936	(2)	17,138,310	(2)
Amounts payable and other liabilities	-	(2)	199,755,213	(2)	10,568,652	(2)

(1) Denoted in United States Dollars: (April 30, 2012 - 1 United States Dollar = 0.9879 Canadian Dollars); (April 30, 2011 - 1 United States Dollar = 0.9464 Canadian Dollars); and (May 1, 2010 - 1 United States Dollar = 1.0158 Canadian Dollars)
(2) Denoted in Chilean Peso: (April 30, 2012 - 1 Chilean Peso = 0.002039 Canadian Dollars); (April 30, 2011 - 1 Chilean Peso = 0.00206 Canadian Dollars); and (May 1, 2010 - 1 Chilean Peso = 0.001957 Canadian Dollars)

(c) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk. The Company's available-for-sale investment in Gondwana Gold Inc. ("Gondwana") and investment in Orsa Ventures Corp. ("Orsa") are subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a twelve month period:

(i) Cash equivalents are subject to floating interest rates. A 1% change in the interest rates with all other variables held constant, would result in a corresponding increase/decrease in interest income of approximately $177,000 based on the balance of cash equivalents at April 30, 2012.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

4.	Financial risk management (continued)

(iii) Market risk (continued)

Sensitivity analysis (continued)

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April 30, 2012, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would decrease/increase the loss for the year ended April 30, 2012 and the reported equity as at April 30, 2012 by $4,202.

(iii) The Company's available-for-sale investments in the common shares of Gondwana and Orsa are subject to fair value fluctuations. As at April 30, 2012, a plus or minus 10% change in the bid price of the common shares of Gondwana and Orsa with all other variables held constant would decrease/increase the comprehensive loss for the year ended April 30, 2012 and the reported equity as at April 30, 2012 by $2,450.

5.	Categories of financial instruments

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010
Financial assets:
Loans and receivables
Cash	$79,195	$(365,965)	$981,301
Amounts receivable	61,513	-	-
FVTPL - cash equivalents	17,731,388	23,236,859	10,156,081
Available for sale investments	24,250	280,000	-
Financial liabilities:
Other financial liabilities
Amounts payable and other liabilities	$97,233	$1,046,868	$325,079

As at April 30, 2012, April 30, 2011 and May 1, 2010, the fair value of all the Company's financial instruments, other than available for sale investments and cash equivalents which are carried at fair value, approximates the carrying value, due to their short-term nature.

6.	Discontinued operation

During the year ended April 30, 2012, the Company committed to a plan to pursue the sale of its subsidiary Rio Condor Resources S.A. ("Rio Condor") and discontinued this operation since it was no longer in the Company's commercial objectives. Consequently, the operating results and cash flows of Rio Condor have been presented distinctly. The Company sold the interests it owned in Rio Condor on March 31, 2012 for cash consideration of US$62,100 ($61,412). The Company recorded a gain on disposal of $59,657 in the consolidated financial statements during the year ended April 30, 2012.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

6.	Discontinued operation (continued)

The following tables summarize the additional financial information related to the discontinued operation as at April 30, 2012:

Statement of loss and comprehensive loss of the discontinued operation until the date of disposal of March 31, 2012:

	April 30, 2012	Year ended
	(11 months )	April 30, 2011
General and administrative	$16,079	$203,914
Total general and administrative expenses	(16,079)	(203,914)
Write-off of equipment	(17,382)	-
Write-off of Rosario exploration property interests and related receivables	(1,175,229)	(4,131,792)
Gain on disposition of Rio Condor	59,657	-
Foreign exchange loss	(45,028)	96,825
Net loss and comprehensive loss from discontinued operation	$(1,194,061)	$(4,238,881)

Statement of cash flows from the discontinued operation:

	April 30, 2012	Year ended
	(11 months )	April 30, 2011
Cash flows from operating activities	$16,882	$(65,051)
Cash flows from investing activities	(447,164)	(1,434,713)
	$(430,282)	$(1,499,764)

7.	Cash and cash equivalents

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010

Cash (bank indebtedness)	$79,195	$(365,965)	$981,301
Cash equivalents	17,731,388	23,236,859	10,156,081
Total	$17,810,583	$22,870,894	$11,137,382

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

8.	Amounts receivable and other assets

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010

Sales tax receivable - (Canada)	$38,459	$48,787	$48,993
Sales tax receivable - (Chile) (note 9(b))	-	230,784	16,586
Amounts receivable	61,513	-	-
Prepaid expenses	60,483	49,066	64,763
	$160,455	$328,637	$130,342

9.	Interest in exploration properties and deferred exploration expenditures

Year Ended April 30, 2012

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(f)	(a)	(b)(c)(d)(e)	Total

Opening balance	$6,430,690	$171,596	$975,725	$7,578,011
Acquisition	-	-	(94,701)	(94,701)
Exploration	2,800,569	351	41,998	2,842,918
Salaries and benefits	-	4,667	-	4,667
Option payment received	(18,000)	(10,125)	-	(28,125)
Write-off of exploration properties	(5,004,725)	(166,489)	(923,022)	(6,094,236)
Ending balance	$4,208,534	$-	$-	$4,208,534

Year Ended April 30, 2011

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(f)	(a)	(b)(c)(d)(e)	Total

Opening balance	$-	$263,860	$3,152,411	$3,416,271
Acquisition	5,175,000	-	170,855	5,345,855
Exploration	1,255,690	7,736	1,784,251	3,047,677
Option payment received	-	(100,000)	-	(100,000)
Write-off of exploration properties	-	-	(4,131,792)	(4,131,792)
Ending balance	$6,430,690	$171,596	$975,725	$7,578,011

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(a) McCart Township

On November 11, 2008, the Company entered into an agreement to acquire a 100% interest in two mining claims (the “Claims”) located near McCart Township, Ontario. The Claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Company is required to:

  Make a cash payment of $5,000 (paid); and

  Issue 150,000 common shares of the Company (issued and valued at $19,500).

Effective July 29, 2009, the Company issued an aggregate of 150,000 common shares in partial satisfaction of its obligations to acquire a 100% interest in the Claims. The value of the 150,000 common shares was calculated by applying the unit price of $0.13 pursuant to the initial public offering of the Company.

At anytime after the commencement of commercial production, the Company has the right to purchase 1% of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Company acquired three additional mining claims located in the same Township subject to a 1% NSR (50% of which the Company has the right to purchase for $1,000,000), for cash consideration of $nil. Subsequent to the April 30, 2011, these three claims were cancelled.

On August 24, 2010, Bridgeport granted to Gondwana an option to acquire up to a 70% interest in the McCart Property. Gondwana could earn an initial 50% interest in the McCart Property by satisfying the following commitments:

(i) making an initial cash payment to Bridgeport in the amount of $20,000 (received);
(ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

Gondwana could earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of Gondwana in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010 and $280,000 on April 30, 2011. During the year ended April 30, 2012, the 400,000 common shares of Gondwana were sold for cash proceeds of $191,182 resulting in a gain on disposal of $111,182.

On August 17, 2011, the Company signed an amending letter agreement (the "Amending Agreement") with Gondwana to extend the time by which the commitments must be satisfied until February 20, 2012 in exchange for an additional 25,000 Gondwana shares to be issued to Bridgeport.

On February 15, 2012, Gondwana terminated its option on the McCart property. As a result, the Company has taken possession of the property and decided to discontinue the exploration activities on the McCart Property. Accordingly, the Company wrote off capitalized costs of $166,489 during the year ended April 30, 2012.

On October 25, 2011, Bridgeport received 25,000 common shares of Gondwana in accordance with the terms of the Amending Agreement. The 25,000 common shares received were valued at $10,125 on October 25, 2011 based on the bid price on October 25, 2011. As of April 30, 2012, the bid price of Gondwana was $0.39 resulting in a unrealized loss of $375 which was recorded in other comprehensive loss for the year ended April 30, 2012. At April 30, 2012, the shares of Gondwana were valued at $9,750 using the bid price of the security.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(b) Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company would enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor. Under the terms of the proposed agreement with the property owners, the Company would be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition was royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million were due as follows:

	US$

Date of Closing	$25,000	(paid) (1)
January 17, 2011	25,000	(paid) (1)
January 31, 2012	50,000	(not paid)
January 31, 2013	60,000
January 31, 2014	250,000
January 31, 2015	1,090,000

	$1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

During the year ended April 30, 2012, the Company decided to terminate the Trillador Property and Tamara Property option agreements and as a result, a total of $1,175,229 of exploration properties and deferred exploration expenditures and related receivables were written off during the year ended April 30, 2012.

(c) SOESMI Property

Pursuant to an agreement entered into on December 3, 2009, Rio Condor would have paid US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group was subject to a 2% NSR that could be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid on June 3, 2010. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$75,000	(paid)
June 3, 2010	50,000	(paid)
December 3, 2010	50,000	(not paid)
June 3, 2011	100,000	(not paid)
December 3, 2011	150,000	(not paid)
December 3, 2012	575,000

	$1,000,000

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(c) SOESMI Property (continued)

During the year ended April 30, 2011, the Company determined not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Company wrote off all costs associated with this project in the amount of $611,352.

(d) Simonetta Property

Pursuant to an agreement entered into on January 23, 2010, Rio Condor would have paid US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition was royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$30,000	(paid)
July 23, 2010	10,000	(paid)
January 23, 2011	65,000	(not paid)
January 23, 2012	150,000	(not paid)
January 23, 2013	245,000
January 23, 2014	500,000

	$1,000,000

The Company paid $10,359 (US$10,000) during the year ended April 30, 2011 relating to the Simonetta option agreement. Subsequent to the payment, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment due January 23, 2011 (US$65,000) and subsequent payments would not be made. As a result, Rio Condor's rights in respect of such property were forfeited and costs of $554,473 associated with the project were written off during the year ended April 30, 2011.

(e) Rosario Project

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

The Company had focused its exploration efforts on the Rosario property, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management decided that the property did not have the size potential for the Company to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport decided to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the November 5, 2010 property payment of US$720,000. As a result, Rio Condor's rights in respect of such properties were forfeited and costs of $2,965,967 associated with the project were written-off during the year ended April 30, 2011.

The Company had retained its rights to the Tamara property. During the year ended April 30, 2011, the Company paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Company was entitled to maintain its rights to the Tamara property by making the following cash payments:

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(e) Rosario Project (continued)

	Cash payments (US$)
November 5, 2009	$15,000	(paid)
November 5, 2010	35,000	(paid)
November 5, 2011	50,000	(not paid)
November 5, 2012	70,000
November 5, 2013	230,000

	$400,000

During the year ended April 30, 2012, the Company decided to terminate the Trillador Property and Tamara Property option agreements and as a result, a total of $1,175,229 of exploration properties and deferred exploration expenditures and a receivable related to Chile was written off for the year ended April 30, 2012. As a result, the payment due on November 5, 2011 was not made.

(f) Nevada Portfolio

On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. (“Fronteer”) a 100% interest in certain mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a NSR of up to 3%. On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares (valued at approximately $5.2 million (see Note 12(b)(ii)) in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked additional claims adjacent to the properties and intends to continue with its land acquisition effort. During the year ended April 30, 2012, the Company has decided to discontinue exploration activities on select areas of the Nevada Portfolio and as a result, certain properties were written off in the amount of $5,004,725.

(g) Option Agreement with Orsa Ventures Corp.

On July 19, 2011, the Company entered into an option agreement (the "Option Agreement") with Orsa whereby Orsa can earn a 51% interest in Bridgeport’s Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

a.	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval by the TSX Venture Exchange of the Option Agreement;

b.	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c.	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

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

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(g) Option Agreement with Orsa Ventures Corp. (continued)

On November 21, 2011, the Option Agreement with Orsa was approved by the TSX Venture Exchange and on December 7, 2011, 100,000 common shares of Orsa were received. The 100,000 common shares received were valued at $18,000 on December 7, 2011 based on the bid price on December 7, 2011. As of April 30, 2012, the bid price of the Orsa shares was $0.145 resulting in a unrealized loss of $3,500 which was recorded in other comprehensive loss for the year ended April 30, 2012. At April 30, 2012, the shares of Orsa were valued at $14,500 using the bid price of the security.

10.	Equipment

	Computer		Office		Machinery and
Cost	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$7,852	$-	$336	$13,754	$5,056	$26,998
Additions	22,382	315	1,452	1,813	1	25,963
Balance, April 30, 2011	30,234	315	1,788	15,567	5,057	52,961
(Disposal)	(2,970)	(315)	(1,788)	(15,567)	(5,057)	(25,697)
Balance, April 30, 2012	$27,264	$-	$-	$-	$-	$27,264

	Computer		Office		Machinery and
Accumulated amortization	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$450	$-	$8	$344	$189	$991
Amortization	4,375	158	211	2,863	1,461	9,068
Balance, April 30, 2011	4,825	158	219	3,207	1,650	10,059
Amortization	6,546	69	153	1,205	492	8,465
(Disposal)	(1,162)	(227)	(372)	(4,412)	(2,142)	(8,315)
Balance, April 30, 2012	$10,209	$-	$-	$-	$-	$10,209

	Computer		Office		Machinery and
Carrying value	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$7,402	$-	$328	$13,410	$4,867	$26,007
Balance, April 30, 2011	$25,409	$157	$1,569	$12,360	$3,407	$42,902
Balance, April 30, 2012	$17,055	$-	$-	$-	$-	$17,055

11.	Amounts payable and other liabilities

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010

Falling due within the year
Trade payables	$18,084	$857,529	129,916
Accrued liabilities	79,149	189,339	195,163
	$97,233	$1,046,868	325,079

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

12.	Share capital

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

The change in issued share capital for the years ended April 30, 2012 and 2011 were as follows:

	Number of
	common
	shares	Amount

Balance, May 1, 2010	28,036,000	$11,798,967
Public offering, net of costs (i)	17,250,000	13,885,090
Acquisition of mineral properties (ii)	4,500,000	5,175,000
Exercise of warrants	793,600	452,600
Value of warrants exercised	-	100,144
Step-up warrants issued (note 14)	-	(47,300)
Balance, April 30, 2011 and April 30, 2012	50,579,600	$31,364,501

(i) On December 20, 2010 and January 7, 2011, the Company closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Company at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional common share of the Company at an exercise price of $1.40 until December 20, 2012.

The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of the Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants ("Compensation Warrants") were issued to the underwriters. Each Compensation Warrant is exercisable into a unit for $1.00 with each unit comprised of one common share and one-half of one Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years.

(ii) On November 15, 2010, Bridgeport issued to Fronteer 4.5 million common shares at $1.15 per share based on the market value of the shares at the time of issue, in consideration of the acquisition of certain Nevada properties (note 9 (f)).

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

13.	Net loss per common share

The calculation of basic and diluted loss per share for the years ended April 30, 2012 and 2011 was based on the loss attributable to common shareholders of $8,386,262 and $7,374,350 respectively and the weighted average number of common shares outstanding of 50,579,600 and 36,402,004. Diluted loss per share did not include the effect of 28,825,000 warrants and 4,507,500 stock options as they are anti-dilutive.

14.	Warrants

The following table reflects the continuity of warrants for the years ended April 30, 2012 and 2011:

	Number of
	warrants	Amount
Balance, May 1, 2010	19,690,200	$3,679,500
Granted (note 12(b)(i))	9,660,000	2,003,127
Step-up warrants issued (i)(ii)(iii)	420,000	47,300
Exercised	(793,600)	(100,144)
Expired	(151,600)	(25,772)
Balance, April 30, 2011 and April 30, 2012	28,825,000	$5,604,011

(i) On January 31, 2011, 210,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $24,100 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of of 1.84% and an expected maturity of 3.68 years.

(ii) On February 24, 2011, 100,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $20,000. As a result, 100,000 additional warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,300 was assigned to the 100,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.36% and an expected maturity of 3.62 years.

(iii) On April 6, 2011, 110,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $22,000. As a result, 110,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,900 was assigned to the 110,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.51% and an expected maturity of 3.51 years.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

14.	Warrants (continued)

The following table reflects the actual warrants issued and outstanding as of April 30, 2012:

Number of
Warrants		Grant date ($)
Outstanding		fair value	Exercise Price ($)	Expiry Date

6,575,000		374,925	0.50	October 7, 2014
12,590,000		3,225,959	1.50	December 1, 2012
8,625,000		1,622,699	1.40	December 20, 2012
1,035,000	(1)	380,428	1.00	December 20, 2012

28,825,000		5,604,011	1.22

(1) Each exercisable to acquire one unit, each unit consisting of one common share and one-half of one warrant with each whole warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012.

15.	Stock options

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

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

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

The following reflects the continuity of stock options for the years ended April 30, 2012 and 2011:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)
Balance, May 1, 2010	2,400,000	1.21
Granted (10)(11)(12)(13)(14)	2,340,000	1.01
Forfeited (5)(7)(9)	(75,000)	2.31
Expired (5)(7)(9)	(100,000)	2.24
Balance, April 30, 2011	4,565,000	1.06
Granted (16)(17)(18)	687,500	0.53
Forfeited (5)(14)	(196,666)	1.34
Expired(1)(5)(14)	(548,334)	1.01
Balance, April 30, 2012	4,507,500	0.98

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

(1) On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. 500,000 of these stock options expire on August 20, 2014 and the remaining 200,000 stock options expired on January 7, 2012. During the year ended April 30, 2012, 200,000 stock options expired unexercised and as at April 30, 2012, 500,000 stock options remain outstanding. The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the year ended April 30, 2012 $nil (year ended April 30, 2011 - $nil) was expensed to share-based payments.

(2) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2012, $15,394 (year ended April 30, 2011 - $59,454) was expensed to share-based payments.

(3) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the year ended April 30, 2012, $18,815 (year ended April 30, 2011 - $71,797) was expensed to share-based payments.

(4) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, $30,411 (year ended April 30, 2011 - $110,822) was expensed to share-based payments.

(5) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. During the year ended April 30, 2011, 16,667 of these options expired and 8,333 of these options were forfeited and during the year ended April 30, 2012, 166,666 options were forfeited, 166,667 options expired on November 30, 2011 and the remaining 166,667 expired on December 12, 2011. As of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, ($115,297) (year ended April 30, 2011 -$189,612) was credited to share-based payments as a result of the forfeiture.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

(6) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2012, $44,391 (year ended April 30, 2011 - $152,073) was expensed to share-based payments.

(7) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. During the year ended April 30, 2011, 66,667 of these stock options expired and 33,333 of these stock options were forfeited and as of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, $nil (year ended April 30, 2011 - $34,117) was credited to share-based payments as a result of the forfeiture.

(8) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the year ended April 30, 2012, $5,711 (year ended April 30, 2011 - $18,947) was expensed to share-based payments.

(9) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. During the year ended April 30, 2011, 16,666 of these stock options expired and 33,334 were forfeited and as of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. For the year ended April 30, 2012, $nil (year ended April 30, 2011 - ($5,920)) was credited to share-based payments.

(10) On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the year ended April 30, 2012, $79,580 (year ended April 30, 2011 - $172,227) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

(11) On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the year ended April 30, 2012, $358,921 (year ended April 30, 2011 - $481,064) was expensed to share-based payments.

(12) On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the year ended April 30, 2012, $46,254 (year ended April 30, 2011 - $56,859) was expensed to share-based payments.

(13) On March 15, 2011, the Company granted 35,000 options exercisable at $0.85 to an employee of the Company with an expiry date of March 15, 2016. The options vest as to on-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2012, $5,212 (year ended April 30, 2011 - $4,508) was expensed to share-based payments.

(14) On March 15, 2011, the Company granted 55,000 options exercisable at $1.00 to employees of the Company with an expiry date of March 15, 2016. During the year ended April 30, 2012, 30,000 options were forfeited and 15,000 expired unexercised on September 14, 2011. As at April 30, 2012, 10,000 options remaining outstanding. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2012, $531 (year ended April 30, 2011 - $6,626) was credited to share-based payments as a result of the forfeiture.

(15) During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant to the Company. During the year ended April 30, 2012, the 200,000 stock options expired unexercised (see Note 15(1)).

(16) On June 8, 2011, the Company granted 55,000 options exercisable at $0.85 to an employee and a consultant of the Company with an expiry date of June 8, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of 5 years. For the year ended April 30, 2012, $9,422 (year ended April 30, 2011 - $nil) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

(17) On July 26, 2011, the Company granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Company with an expiry date of July 26, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. For the year ended April 30, 2012, $95,126 (year ended April 30, 2011 - $nil) was expensed to share-based payments.

(18) On September 6, 2011, the Company granted 215,000 options exercisable at $0.50 to certain employees of the Company with an expiry date of September 6, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $61,920 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 70%, risk-free rate of return of 1.24% and an expected maturity of 5 years. For the year ended April 30, 2012, $40,734 (year ended April 30, 2011 - $nil) was expensed to share-based payments.

Details of the stock options outstanding at April 30, 2012 are as follows:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for	Weighted average
stock	stock	Exercise	number of stock	grant date fair	Expiry
options	options	price ($)	options granted	value per option ($)	date

500,000	500,000	0.35	2.31	0.08	August 20, 2014
200,000	200,000	1.20	2.54	0.86	November 12, 2014
250,000	250,000	1.20	2.55	0.82	November 17, 2014
300,000	300,000	1.40	2.61	1.00	December 7, 2014
250,000	250,000	2.15	2.70	1.52	January 11, 2015
25,000	25,000	2.40	2.76	1.81	February 1, 2015
400,000	266,667	1.05	3.40	0.68	September 23, 2015
1,600,000	1,066,667	1.00	3.64	0.59	December 21, 2015
250,000	166,667	1.00	3.69	0.47	January 7, 2016
35,000	23,333	0.85	3.88	0.33	March 15, 2016
10,000	6,667	1.00	3.88	0.30	March 15, 2016
55,000	18,333	0.85	4.11	0.21	June 8, 2016
417,500	139,167	0.50	4.24	0.29	July 26, 2016
215,000	71,667	0.50	4.36	0.29	September 6, 2016

4,507,500	3,284,168	0.98	3.34	0.60

The weighted average exercise price of exercisable stock options as at April 30, 2012 is $1.03 (April 30, 2011 - $1.02) .

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

16.	General and administrative

For the year ended April 30,	2012	2011
Share-based payments (note 15)	$635,205	$1,352,186
Salaries and benefits (note 17)	279,151	347,180
Professional fees (note 17)	226,459	768,066
Insurance	65,901	41,354
Rent	108,715	109,854
Administrative and general	146,041	172,952
Investor relations	87,351	24,963
Reporting issuer costs	67,374	120,173
Business development	730,639	183,796
Travel and accommodation	13,397	161,318
Amortization (note 10)	6,241	3,606
Meals	16,317	21,589
	$2,382,791	$3,307,037

17.	Related party balances and transactions

Related parties include the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

(a) the Company entered into the following transactions with related parties:

	Notes	April 30,
Years ended		2012	2011
Marrelli Support Services Inc.("MSSI")	(i)	$47,377	$40,000
DSA Corporate Services Inc. ("DSA")	(ii)	$10,592	$10,696
H.R. Snyder Consultants	(iii)	$78,685	$65,625

(i) The Chief Financial Officer ("CFO") of the Company is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, MSSI was owed $25,750 (April 30, 2011 - $12,562 and May 1, 2010 - $12,226) and the amount was included in amounts payable and other liabilities.

(ii) The CFO of the Company is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, DSA was owed $1,300 (April 30, 2011 - $989 and May 1, 2010 - $919) and the amount was included in amounts payable and other liabilities.

(iii) Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

17.	Related party balances and transactions (continued)

(b) In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Remuneration of Directors and key management personnel of the Company was as follows:

	2012	2011
Years ended April 30,	$	$
Salaries and benefits (1)	276,457	170,750
Share based payments	659,254	1,032,499

(1) The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options and cash remuneration for their services.

18.	Income taxes

a) Provision for Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate on the net loss of the Company for the years ended April 30, 2012 and 2011:

	2012	2011

(Loss) before income taxes from continuing operations	$(7,167,201)	$(3,160,469)

Expected income tax recovery	(1,899,300)	(942,900)
Increase (decrease) resulting from:
Non-deductible share-based payments	168,300	406,300
Difference in tax rates and other	(728,000)	152,500
Loss on sale of Rio Condor	(638,100)	-
Change in tax benefits not recognized	3,203,300	435,700
Share issue cost	(106,200)	(51,600)

Deferred income tax (recovery)	$-	$-

The 2012 statutory tax rate of 26.5% differs from the 2011 statutory tax rate of 29.8% because of the reduction in federal and provincial substantively enacted tax rates.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

18.	Income taxes (continued)

b) Deferred Tax Balances

The following table summarizes the components of the deferred income tax:

	Available-for-sale
	Investment	Tax Losses	Total

At April 30, 2011	$25,000	$(25,000)	$-
Charged to net loss from continuing operations	-	25,000	25,000
Credited to comprehensive loss from continuing operations	(25,000)	-	(25,000)
At April 30, 2012	$-	$-	$-

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities in Canada and US approximate the following:

	2012	2011

Non-capital losses	$1,096,200	$507,200
Capital losses	588,300	-
Deferred exploration expenditures	2,014,700	183,000
Share issue costs	295,900	123,300
Equipment	(2,900)	900
Available-for-sale investments	500	(25,000)

Deferred income tax assets not recognized	$3,992,700	$789,400

c) Tax Loss Carry-Forwards

The Company's non-capital income tax losses expire as follows:

	Canada	US

2027	$2,000	$-
2028	2,000	-
2029	900	-
2030	843,700	-
2031	1,368,500	118,300
2032	1,637,700	260,400

Total	$3,854,800	$378,700

The Company also has approximately $1,052,000 and $9,200,000 of cumulative exploration and development expenditure pools in Canada and the US, respectively, which may, in certain circumstances be used to reduce taxable income in future years.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

19.	Segmented information

April 30, 2012	Canada	Chile	United States	Total

Cash and cash equivalents	$17,797,694	$-	$12,889	$17,810,583
Amounts receivable and other assets	145,636	-	14,819	160,455
Available-for-sale investment	24,250	-	-	24,250

	17,967,580	-	27,708	17,995,288
Interest in exploration properties and deferred exploration expenditures	-	-	4,208,534	4,208,534
Equipment	17,055	-	-	17,055

	$17,984,635	$-	$4,236,242	$22,220,877

April 30, 2011	Canada	Chile	United States	Total

Cash and cash equivalents	$22,861,023	$(1,828)	$11,699	$22,870,894
Amounts receivable and other assets	82,633	231,808	14,196	328,637
Available-for-sale investment	280,000	-	-	280,000

	23,223,656	229,980	25,895	23,479,531
Interest in exploration properties and deferred exploration expenditures	171,596	975,725	6,430,690	7,578,011
Equipment	23,297	19,605	-	42,902

	$23,418,549	$1,225,310	$6,456,585	$31,100,444

May 1, 2010	Canada	Chile	United States	Total

Cash and cash equivalents	$11,027,755	$109,627	$-	$11,137,382
Amounts receivable and other assets	96,681	33,661	-	130,342

	11,124,436	143,288	-	11,267,724
Interest in exploration properties and deferred exploration expenditures	263,860	3,152,411	-	3,416,271
Equipments	5,156	20,851	-	26,007

	$11,393,452	$3,316,550	$-	$14,710,002

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

20.	Commitment and contingencies

(i) Environmental contingencies

The Company's activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located. Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety. The Company may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement. This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees.

The Company has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

(ii) Management contracts

At April 30, 2012, the Company was party to certain management and consulting contracts. These contracts contain certain clauses requiring that additional payments of up to $253,333 be made upon termination without cause or as a result of the occurrence of certain events such as a change of control (see note 22(ii)).

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS

(i)	Overview

As stated in significant accounting policies (note 2), these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

(ii)	First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at May 1, 2010.

  To apply IFRS 3 Business Combination only to past business combinations that occurred after the date of transition to IFRS (May 1, 2010).

  To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

(iii)	Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS effective on April 30, 2012 (see note 2), the Company’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a)	Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no material impact on the consolidated financial statements as at April 30, 2012.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(iii)	Changes to accounting policies (continued)

(b)	Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the consolidated financial statements as there was no legal or constructive obligation on the Transition Date or as at April 30, 2011 or April 30, 2012.

(c)	Income Taxes

Under Canadian GAAP, the Company had recognized deferred tax on temporary differences arising on the acquisition of assets where the carrying amount of the assets acquired exceeded the tax base.

IFRS provides for a specific exemption from recording a deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/loss nor tax profit/loss. As the acquisition of certain interests in exploration properties meet the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to these assets acquired under Canadian GAAP is reversed under IFRS.

(iv)	Presentation

Certain amounts in the consolidated statements of financial position, statements of loss and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The May 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	May 1, 2010

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

ASSETS

Current assets
Cash and cash equivalents	$11,137,382	$-	$11,137,382
Amounts receivable and other assets	130,342	-	130,342
Total current assets	11,267,724	-	11,267,724

Interest in exploration properties and deferred exploration expenditures (note 21(iii)(c))	3,840,460	(424,189)	3,416,271
Equipment	26,007	-	26,007
Total assets	$15,134,191	$(424,189)	$14,710,002

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities	$325,079	$-	$325,079

Future income tax liability (note 21(iii)(c))	424,189	(424,189)	-
Total liabilities	749,268	(424,189)	325,079

Equity
Share capital	11,798,967	-	11,798,967
Reserves	4,697,259	-	4,697,259
Accumulated deficit	(2,111,303)	-	(2,111,303)
Total equity	14,384,923	-	14,384,923
Total equity and liabilities	$15,134,191	$(424,189)	$14,710,002

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The April 30, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

ASSETS

Current assets
Cash and cash equivalents	$22,870,894	$-	$22,870,894
Amounts receivable and other assets	328,637	-	328,637
Available-for-sale investment	280,000	-	280,000
Total current assets	23,479,531	-	23,479,531

Interest in exploration properties and deferred exploration expenditures (note 21(iii)(c))	7,659,047	(81,036)	7,578,011
Equipment	42,902	-	42,902
Total assets	$31,181,480	$(81,036)	$31,100,444

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities	$1,046,868	$-	$1,046,868

Equity
Share capital	31,364,501	-	31,364,501
Reserves	7,999,728	-	7,999,728
Accumulated deficit (note 21(iii)(c))	(9,404,617)	(81,036)	(9,485,653)
Accumulated other comprehensive income	175,000	-	175,000
Total equity	30,134,612	(81,036)	30,053,576
Total equity and liabilities	$31,181,480	$(81,036)	$31,100,444

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of loss and comprehensive loss for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	Year ended April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating expenses
General and administrative	$3,307,037	$-	$3,307,037
Total general and administrative expenses	(3,307,037)	-	(3,307,037)
Interest income (expense)	153,566	-	153,566
Foreign exchange gain	(6,998)	-	(6,998)
Net loss before tax	(3,160,469)	-	(3,160,469)
Future income tax recovery (note 21(iii)(c))	449,189	(424,189)	25,000
Net loss from continuing operations	(2,711,280)	(424,189)	(3,135,469)
Net loss from discontinued operation (note 21(iii)(c))	(4,582,034)	343,153	(4,238,881)
Net loss for the year	(7,293,314)	(81,036)	(7,374,350)

Net loss from continuing operations	(2,711,280)	(424,189)	(3,135,469)
Unrealized gain on available-for-sale securities, net of tax of $25,000	175,000	-	175,000
Net loss and comprehensive loss for the year from continuing operations	(2,536,280)	(424,189)	(2,960,469)
Net loss and comprehensive loss for the year from discontinued operation	(4,582,034)	343,153	(4,238,881)
Net comprehensive loss for the year	$(7,118,314)	$(81,036)	$(7,199,350)
Basic and diluted net loss per share:
- continuing operations	$(0.08)	$(0.01)	$(0.09)
- discontinued operation	$(0.13)	$0.01	$(0.12)
- total	$(0.20)	$-	$(0.20)

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of cash flows for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	Year ended April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating activities
Net loss for the year from continuing operations	$(2,711,280)	$(424,189)	$(3,135,469)
Adjustment for:
Amortization	3,606	-	3,606
Shares-based payments	1,352,186	-	1,352,186
Future income tax recovery (note 21 (iii) (c))	(449,189)	424,189	(25,000)
Non-cash working capital items:
Amounts receivable and other assets	(215,935)	-	(215,935)
Amounts payable and other liabilities	(50,356)	-	(50,356)
Cash flow from discontinued operation	(65,051)	-	(65,051)
Net cash used in operating activities	(2,136,019)	-	(2,136,019)
Investing activities
Expenditures on exploration properties	(1,034,826)	-	(1,034,826)
Option payment received	20,000	-	20,000
Additions to equipments	(21,747)	-	(21,747)
Cash flow from discontinued operation	(1,434,713)	-	(1,434,713)
Net cash used in investing activities	(2,471,286)	-	(2,471,286)
Financing activities
Issue of securities	17,702,600	-	17,702,600
Share issue costs	(1,361,783)	-	(1,361,783)
Net cash provided by financing activities	16,340,817	-	16,340,817
Net change in cash and cash equivalents	11,733,512	-	11,733,512
Cash and cash equivalents, beginning of year	11,137,382	-	11,137,382
Cash and cash equivalents, end of year	$22,870,894	$-	$22,870,894

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

22.	Subsequent events

(i) June 28, 2012, the Company entered into a non-binding letter of intent that sets forth the basic terms of the proposed acquisition (the “Transaction”) by Bridgeport of Premier Gold Mines Limited’s wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”).

Pursuant to the Transaction, Bridgeport will issue shares to Premier Gold Mines Limited ("Premier Gold") in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders. Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $0.50 for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, each such unit consisting of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will receive 616,400 Bridgeport Warrants, and convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Transaction.

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Transaction. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

On July 10, 2012, Premier Gold announced the closing of a private placement (the “Financing”) by its wholly-owned subsidiary, Premier Royalty, of an aggregate $11,500,000.00 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Transaction. If the Transaction is completed, the convertible debentures will convert into Bridgeport units. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital.

In addition, in connection with the Transaction, the common shares of Bridgeport will be consolidated on such basis as is determined at the time of the definitive agreement. The dollar figures and amounts referenced above do not give effect to the consolidation. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants.

The Transaction is subject to, among other things, the negotiation and execution of a definitive binding agreement (the “Definitive Agreement”), approval of the board of directors of each of Premier Gold and Bridgeport, approval of Bridgeport’s shareholders, regulatory approvals, including approval of the TSX, completion of due diligence and the entering into of support and lock-up agreements by Bridgeport’s directors and officers. Premier Gold and Bridgeport have agreed to deal exclusively with each other until July 31, 2012. It is anticipated that the Definitive Agreement will be executed in the near future. Further details will be announced upon the entering into of the Definitive Agreement. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Transaction and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Transaction.

(ii) Subsequent to April 30, 2012, the Company made termination payments in the amount of $253,333 pursuant to management and consulting contracts described in note 20(ii). Effective June 1, 2012, the Chief Executive Officer will commit a minimum 50% of her time towards her duties.

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

4.2

Agency Agreement dated September 25, 2009 between the Corporation and Toll Cross Securities Inc. (incorporated by reference to Exhibit 4.2 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.3

Acquisition Agreement dated November 11, 2008 between the Corporation and William Brereton in connection with the McCart property (incorporated by reference to Exhibit 4.3 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.4

Acquisition Agreement dated July 30, 2009 between the Corporation and William Brereton in connection with the McCart property (incorporated by reference to Exhibit 4.4 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.5

Purchase Agreement dated November 10, 2009 among the Corporation, Francisco Schubert Seiffert and Rio Condor Resources S.A. in connection with the acquisition of Rio Condor Resources S.A. (incorporated by reference to Exhibit 4.5 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.6

Acquisition Agreement dated January 23, 2010 among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta property (incorporated by reference to Exhibit 4.6 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.7

Acquisition Agreement dated December 3, 2009 between the Rio Condor Resources S.A. and Maria Teresa Ortiz Carrasco in connection with the SOESMI property (incorporated by reference to Exhibit 4.7 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.8

Amended and Restated Warrant Indenture between the Corporation and Valiant Trust Company dated September 25, 2009 governing the terms of the share purchase warrants of the Corporation issued on October 7, 2009 (incorporated by reference to Exhibit 4.8 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.9

Warrant Indenture between the Corporation and Valiant Trust Company dated December 1, 2009 governing the terms of the share purchase warrants of the Corporation issued on December 1, 2009 (incorporated by reference to Exhibit 4.9 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.10

Letter of Intent – Option Agreement related to the Rosario I / 10 with its Demasias dated September 11, 2009 (incorporated by reference to Exhibit 4.10 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.11

Base Salaries of Chief Executive Officer and Chief Financial Officer (incorporated by reference to Exhibit 4.11 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.12

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Eliana I Una de la Sierra San Marcos related to the Eliana I concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.12 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.13

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A., Sociedad Legal Minera Eliana II Una de la Sierra San Marcos and Sociedad Legal Minera Eliana III Una de la Sierra San Marcos related to the Eliana II and Eliana III concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.13 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.14

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Julia Una de la Sierra San Marcos related to the Julia concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.14 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.15

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Rosario Una de la Sierra San Marcos related to the Rosario concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.15 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.16

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.16 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.17

Amendment of Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Tamara I Una de la Sierra San Marcos related to the Tamara concessions dated November 5, 2009 (incorporated by reference to Exhibit 4.17 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.18

Option Agreement related to the McCart property dated August 20, 2010 between the Corporation and Gondwana Gold (formerly China Opportunity) (incorporated by reference to Exhibit 4.18 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.19

Letter of Intent – Option Agreement related to the Trillador property dated June 23, 2010 (incorporated by reference to Exhibit 4.19 to the Corporation’s registration statement on Form 20-F filed with the Commission on October 7, 2010)

4.20

First Modification to Letter of Intent – Option Agreement related to the Trillador property dated August 27, 2010 (incorporated by reference to Exhibit 4.20 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)

4.21

Purchase Agreement dated October 22, 2010 among the Corporation, BPV Gold, Fronteer Development (USA) Inc. and Nevada Eagle Resources LLC in connection with certain mining claims located in Nevada (incorporated by reference to Exhibit 4.21 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)

4.22

Modification to Acquisition Agreement among the Rio Condor Resources S.A., Mario Leoncio Contreras Villar and Asesorías e Inversiones Invermondo Limitada in connection with the Simonetta property dated September 15, 2010 (incorporated by reference to Exhibit 4.22 to the Corporation’s Amendment No. 1 to registration statement on Form 20-F filed with the Commission on November 1, 2010)

4.23

Agency Agreement dated December 13, 2010 between the Corporation and RBC Dominion Securities Inc. and MGI Securities Inc. (incorporated by reference to Exhibit 4.23 to the Corporation’s annual report on Form 20-F for the fiscal year ended April 30, 2011 filed with the Commission on July 25, 2011)

4.24

Warrant Indenture between the Corporation and Valiant Trust Company dated December 20, 2010 governing the terms of the share purchase warrants of the Corporation issued on December 20, 2010 (incorporated by reference to Exhibit 4.24 to the Corporation’s annual report on Form 20-F for the fiscal year ended April 30, 2011 filed with the Commission on July 25, 2011)

4.25

Option Agreement for Purchase of Mining Concessions between Rio Condor Resources S.A. and Sociedad Legal Minera Trillador Una de la Sierra San Marco related to the Trillador concessions dated January 31, 2011 (incorporated by reference to Exhibit 4.25 to the Corporation’s annual report on Form 20-F for the fiscal year ended April 30, 2011 filed with the Commission on July 25, 2011)

4.26

Letter Agreement related to the Ashby Gold property dated July 19, 2011 between the Corporation and Orsa Ventures Corp. (incorporated by reference to Exhibit 4.26 to the Corporation’s annual report on Form 20-F for the fiscal year ended April 30, 2011 filed with the Commission on July 25, 2011)

4.27	Amending Letter Agreement related to the McCart Property dated August 17, 2011 between the Corporation and Gondwana Gold

4.28	Description of Employment Arrangement dated May 17, 2012 between the Corporation and Shastri Ramnath.

8.1	List of Subsidiaries of the Corporation

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes-Oxley Act of 2002

15.1	Consent of McGovern, Hurley, Cunningham, LLP

15.2	Consent of Matthew Gray, Ph.D, C.P.G.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIDGEPORT VENTURES INC.
Registrant

Date: July 18, 2012	/s/ Carmelo Marrelli
Carmelo Marrelli
Chief Financial Officer